ASBURY
AUTOMOTIVE GROUP

08042921



ANNUAL REPORT 2007

ASBURY AUTOMOTIVE GROUP IS ONE OF THE LARGEST AUTOMOTIVE RETAIL AND SERVICE COMPANIES IN THE UNITED STATES. AS OF DECEMBER 31, 2007, THE COMPANY OPERATED 93 RETAIL AUTO STORES, ENCOMPASSING 124 FRANCHISES FOR THE SALE AND SERVICING OF 35 DIFFERENT BRANDS OF AMERICAN, EUROPEAN AND ASIAN VEHICLES. THE COMPANY OFFERS CUSTOMERS AN EXTENSIVE RANGE OF AUTOMOTIVE PRODUCTS AND SERVICES, INCLUDING NEW AND USED VEHICLE SALES AND RELATED FINANCING AND INSURANCE, VEHICLE MAINTENANCE AND REPAIR SERVICES, REPLACEMENT PARTS AND SERVICE CONTRACTS.



FINANCIAL HIGHLIGHTS

(in millions, except per share amounts)	**2007**	2006	2005	2004	2003
Revenue	**$5,713.0**	$5,694.4	$5,356.9	$4,782.6	$4,126.0
Gross Profit	**$ 889.4**	$ 870.8	$ 807.0	$ 721.0	$ 629.6
Operating Income	**$ 181.4**	$ 188.3	$ 159.8	$ 133.7	$ 124.5
Income from Continuing Operations	**$ 54.3**	$ 67.1	$ 57.8	$ 48.3	$ 43.9
Earnings per Share from Continuing Operations (diluted)	**$ 1.63**	$ 1.97	$ 1.76	$ 1.48	$ 1.34
Adjusted Earnings per Share from Continuing Operations (diluted) *	**$ 2.09**	$ 1.94	$ 1.70	$ 1.35	$ 1.29
Shares Outstanding (diluted)	**33.3**	34.1	32.9	32.7	32.7
Working Capital	**$ 320.8**	$ 412.0	$ 347.0	$ 295.5	$ 259.8
Inventories	**$ 770.0**	$ 775.3	$ 709.8	$ 761.6	$ 650.4
Total Assets	**$2,016.3**	$2,030.8	$1,930.8	$1,898.0	$1,814.3
Total Debt (including current portion)	**$ 475.6**	$ 455.9	$ 475.3	$ 504.8	$ 576.6
Shareholders' Equity	**$ 584.2**	$ 611.8	$ 547.8	$ 481.7	$ 434.8
Debt to Capitalization Ratio	**44.9%**	42.7%	46.5%	51.2%	57.0%

*Adjusted earnings per share from continuing operations (diluted) excludes certain non-core items. See the inside back cover for a reconciliation of adjusted earnings per diluted share from continuing operations.



TO OUR SHAREHOLDERS

Asbury again delivered solid earnings growth in 2007, as earnings per diluted share from continuing operations increased 8 percent to $2.09*, adjusted for non-core items. **The balance of our business, strength of our brands, and quality of our management provided the foundation for another successful year.** Our results were achieved despite significant headwinds in the retail vehicle market, where housing concerns and the turmoil in the debt markets weighed heavily on consumer confidence. Our ability to overcome the challenging market conditions in 2007 is a direct reflection of the strength and flexibility of our business model.

2007 was also a year of significant strategic accomplishments for Asbury. We partnered with DealerTrack to implement a fully-integrated software solution for our dealership operations, which will dramatically reduce expenses and drive efficiency gains in the years ahead. We effectively deployed our capital, acquiring dealerships representing more than $350 million in annual revenue, renovating and expanding our existing dealerships to better serve our customers, and lowering our debt service through our debt refinancing. **We also continued to return capital to our shareholders, repurchasing 7 percent of our outstanding shares and increasing the annual dividend to $0.90 per share, representing the highest yield in the auto retailing sector.**

Total revenue for the year was approximately $5.7 billion, up slightly from 2006, as a 3 percent decline in same-store retail vehicle revenue was essentially offset by our continued steady growth in fixed operations and finance and insurance (F&I), as well as the addition of our 2007 acquisitions. For the year, new and used vehicle sales contributed 41 percent of gross profit and F&I another 18 percent, and, parts and service, the single largest contributor, provided the remaining 41 percent.

With our F&I menu-driven process in place in all of our stores, we ensure that each customer is offered our complete line of aftermarket products and services. **F&I delivered a 6 percent increase in income per vehicle retailed, to a record $997. Our investments in facility expansion, with the addition of 55 service bays in 2007, continued to drive the growth in our parts and service business, where gross profit rose 5 percent on a same-store basis.** Our overall gross margin was 15.6 percent for the year, up 30 basis points from 15.3 percent in 2006, as the shift toward higher-margin businesses more than offset compression in our retail vehicle margins. Excluding our heavy truck operations, gross margin was 15.9 percent for 2007.

Selling, general and administrative expenses for the year, adjusted for non-core items, increased only 30 basis points as a percentage of gross profit, to 76.8 percent. Excluding

**Adjusted earnings per share from continuing operations (diluted) excludes certain non-core items. See the inside back cover for a reconciliation of adjusted earnings per diluted share from continuing operations.*

rent expense, which increased primarily due to financing for certain capital improvements on leased properties, our adjusted SG&A ratio improved 10 basis points from 2006. This excellent performance reflects our focused efforts in the second half of 2007 – and especially in the fourth quarter – to align our expense structure with the weaker retail environment. We acted decisively in addressing the three largest costs of automotive retailing – inventory, advertising, and personnel – with significant reductions in each area. These adjustments position us well as we enter 2008.

Through our strategic acquisitions in 2007, we continued to upgrade our portfolio of dealerships, adding seven franchises, including Acura, BMW, Honda, Infiniti and Nissan. **Our luxury and mid-line import dealerships, which also include Lexus, Mercedes and Toyota, now generate 82 percent of our light vehicle sales volumes. These brands again significantly increased their share of the U.S. market in 2007, and remain well-positioned for future growth.** The quality of our current portfolio, combined with our modest acquisition growth target of $200 million in annual revenue, allows us to be patient in the marketplace, helping to ensure that our acquisitions will meet our return objectives.

Our balance sheet remained strong at year-end. We had $53 million in cash, and our debt-to-total-capital ratio stood at 44.9 percent. Our average cost of debt was 6.6 percent and we had $125 million available for general purposes, including acquisitions, under our line of credit. Available cash, including the credit line, totaled $178 million, giving us plenty of capacity to fund our growth in the years ahead.

Looking forward, we view 2008 as a year of opportunity for Asbury. These are not the words one expects to hear when most industry prognosticators forecast 2008 will be the most difficult year for U.S. vehicle sales in more than a decade. However, with challenges come opportunities, and we truly believe the retail market ahead is an opportunity for us to prove the resiliency of our business. In a difficult retail market, we must remain nimble and quick, and we are confident that our organization, built around our high-performance regional management teams, is optimally structured to outperform our local competition.

The strength of our brand mix and our geographic locations continue to be significant advantages for Asbury, and we remain optimistic about the longer-term growth potential of our core markets – including Florida, which accounts for about 30 percent of our revenues. While the state's economy is weak today, we believe that over the next few years it will return to its longer-term trend line.

Looking into the future, our partnership with DealerTrack will revolutionize how business is done inside our dealerships, providing both cost savings and operational efficiency gains. When we look at the current state of the industry, particularly how operators approach the day-to-day business, we see an enormous amount of opportunity for process improvement in dealership operations. Many of these practices have not changed since I began my career in automotive retailing more than 30 years ago. DealerTrack shares our vision of an end-to-end technology solution for our stores and our customers, which will enable us to integrate tools like our desking solution, CRM, used vehicle inventory management and F&I menu-selling, to create a fully integrated, seamless deal flow.

At Asbury, we are continuing to support an organizational structure that combines the strength of our local management teams with the efficiency and effectiveness of centralized processes and technology. This is a combination that represents the "best of both worlds," and ultimately will provide exceptional returns for our shareholders.

Overall, we remain committed to our long-range plan, focusing on process and efficiency improvements in our existing operations, driving modest revenue growth of 2 to 4 percent through acquisitions, and returning capital to our shareholders. **Our balanced growth and income model, including our substantial dividend, was established with our strong operating cash flow in mind, and was designed to deliver even in the difficult economic environment we currently face.**

In closing, I would like to thank each of our dedicated employees for their contributions over the past year. We could not have achieved our 2007 results without solid execution by our people. Working together, I am confident that we will continue building on Asbury's leadership position and deliver superior long-term returns for our shareholders.

Sincerely,

Charles R. Oglesby
President and Chief Executive Officer

SUPERIOR BRAND MIX
2007 New Light Vehicle Unit Sales by Category


VALUE 2%
LUXURY 25%
MID-LINE DOMESTIC 16%
MID-LINE IMPORT 57%

82% luxury and mid-line import brands

BALANCED BUSINESS MODEL
Product Line Contribution to Gross Profit


F&I 18%
NEW VEHICLES 27%
USED VEHICLES 14%
PARTS & SERVICE 41%

STEADY GROWTH IN HIGHER MARGIN BUSINESSES


8%
6%
4%
2%
0
7
8
9
6
5
03
04
05
06
07

PARTS & SERVICE GROSS PROFIT
Same-Store % Change


$1000
$800
$600
$400
$200
0
798
843
887
907
997
03
04
05
06
07

FINANCE & INSURANCE
Dealership Generated Revenue
Per Vehicle Retailed in $

THE ASBURY AUTOMOTIVE FAMILY

BRAND DIVERSITY:
- 116 LIGHT VEHICLE FRANCHISES
- 8 HEAVY TRUCK FRANCHISES

GOEGRAPHIC DIVERSITY:
- 11 STATES AND 22 METRO MARKETS



NJ
CA
MO
VA
NC
AK
SC
MS
GA
TX
FL

plaza · NORTH POINT · CROWN AUTOMOTIVE · IT HAS TO BE NALLEY AUTOMOTIVE

McDavid · GRAY-DANIELS Auto Family · COURTESY AUTOGROUP · YOU CAN TRUST COGGIN

FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-31262

ASBURY AUTOMOTIVE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**01-0609375**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

622 Third Avenue, 37th Floor New York, New York	**10017**
(Current address of principal executive offices)	(Zip Code)

(212) 885-2500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Act).

Large Accelerated Filer ☒ Accelerated filer ☐ Non-Accelerated Filer ☐

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Based on the closing price of the registrant's common stock as of June 30, 2007, the aggregate market value of the common stock held by non-affiliates of the registrant was $808,957,642.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: The number of shares of common stock outstanding as of February 27, 2008 was 31,915,300 (net of 4,748,750 treasury shares).

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents incorporated by reference and the Part of the Form 10-K into which the document is incorporated:

Portions of the definitive Proxy Statement for the Annual Meeting of Stockholders to be filed within 120 days after the end of the registrant's fiscal year are incorporated by reference into Part III, Items 10 through 14 of this Form 10-K.

ASBURY AUTOMOTIVE GROUP, INC.

2007 FORM 10-K ANNUAL REPORT

PART I

Forward-Looking Information

Certain statements in this report constitute "forward-looking statements" as such term is defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this report include statements relating to goals, plans and pending acquisitions, projections regarding our financial position, results of operations, market position, business strategy and expectations of our management with respect to, among other things:

- our relationships with vehicle manufacturers;
- our ability to improve our margins;
- operating cash flows and availability of capital;
- capital expenditures;
- our ability to pay future dividends;
- the completion of future acquisitions and the revenues to be generated by those acquisitions;
- our ability to mitigate future negative trends in new vehicle sales with the stability of our fixed operations, our variable cost structure and our advantageous brand mix;
- manufacturer's willingness to continue to use incentive programs in the near future to drive demand for their product offerings;
- general economic trends, including consumer confidence levels and interest rates;
- automotive retail industry trends including (i) the recent industry-wide gain in market share of the luxury and mid-line import brands to continue in the near future (ii) our expectation that 2008 will be a challenging retail environment and the related impact of our ability to maintain our current new vehicle revenue and gross profit levels as well as our current SG&A expense as a percentage of gross profit levels, (iii) our expectation that light vehicle unit sales will outperform industry-wide U.S. light vehicle unit sales, (iv) that the luxury and mid-line import brands will continue to increase market share and (v) that heavy trucks unit sales, revenue and gross profit will continue to decrease in the first half of 2008;
- our used vehicle expectations including (i) our belief that there is opportunity to improve our used vehicle profitability by offering appropriately priced used vehicle inventory, (ii) the 5% to 8% decline in our used unit sales in 2008 (iii) the improvement in our used vehicle inventory should mitigate the impact of the slower automotive retail selling season and challenging economic environment on our used vehicle performance;
- our expectation that we will continue to grow our fixed operations revenue;
- our expectation that we will recognize improved fixed operations gross profit in the future from heavy trucks as a result of the addition of service capacity and as the customers who purchased vehicles prior to the emission law changes begin to bring their vehicles in for maintenance and repairs;
- our expectation of our 2008 interest expense; and
- our expectation of our 2008 effective income tax rate

To the extent that statements in this report are not recitations of historical fact, such statements constitute forward-looking statements that, by definition, are based on our current expectations and assumptions and involve significant risks and uncertainties. As a result, there can be no guarantees that our plans for future operations will be successfully implemented or that they will prove to be commercially successful. The following are some but not all of the factors that could cause actual results or events to differ materially from those anticipated, including:

- our ability to generate sufficient cash flows;
- market factors and the future economic environment, including consumer confidence, interest rates, the price of oil and gasoline, the level of manufacturer incentives, and the availability of consumer credit;
- the reputation and financial condition of vehicle manufacturers whose brands we sell, and their ability to design, manufacture, deliver and market their vehicles successfully;

- the ability of our principal vehicle manufacturers to continue to produce vehicles that are in high demand by our customers;
- our ability to enter into and/or renew our framework and dealership agreements on favorable terms;
- the inability of our dealership operations to perform at expected levels or achieve expected targets;
- our ability to successfully integrate recent and future acquisitions;
- our relationships with the automotive manufacturers which may affect our ability to complete additional acquisitions;
- changes in, or failure or inability to comply with, laws and regulations governing the operation of automobile franchises, accounting standards, the environment and taxation requirements;
- high levels of competition in the automotive retailing industry which may create pricing pressures on the products and services we offer;
- our inability to minimize operating expenses or adjust our cost structure;
- the loss of key personnel; and
- the outcome of any pending or threatened litigation.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this report. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, whether as a result of new information, future events or otherwise, except as required under federal securities law. Please see the section under "Item 1A. Risk Factors" for a further discussion of the factors that may cause our actual results of operations to differ from our projections.

Moreover, the factors set forth under "Item 1A. Risk Factors," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" below and other cautionary statements made in this report should be read and understood as being applicable to all related forward-looking statements wherever they appear in this report. We urge you to carefully consider those factors.

Additional Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act are made available free of charge on our Internet site at *http://www.asburyauto.com* on the same day that the information is filed with the Securities and Exchange Commission (the "Commission"). In addition, the proxy statement that will be delivered to our stockholders in connection with our 2008 annual meeting, when filed, will also be available on our web site, at the URL stated in such proxy statement. We also make available on our web site copies of our charter, bylaws and materials that outline our corporate governance policies and practices, including:

- the respective charters of our audit committee, governance and nominating committee, and compensation committee;
- our criteria for independence of the members of our board of directors, audit committee and compensation committee;
- our Corporate Governance Guidelines; and
- our Code of Business Conduct and Ethics for Directors, Officers and Employees.

We intend to provide any information required by Item 5.05 of Form 8-K (relating to amendments or waivers of our Code of Business Conduct and Ethics) by the alternative of disclosure on our website.

You may also obtain a printed copy of the foregoing materials by sending a written request to: Investor Relations Department, Asbury Automotive Group, Inc., 622 Third Avenue, 37th Floor, New York, New York 10017. In addition, the Commission makes available on its web site, free of charge, reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the Commission. The Commission's web site is *http://www.sec.gov*. Unless otherwise specified, information contained on our web site, available by hyperlink from our web site or on the Commission's web site, is not incorporated into this report or other documents we file with, or furnish to, the Commission.

As required by Section 303A.12 of the Listed Company Manual of the New York Stock Exchange (the "NYSE"), our Chief Executive Officer submitted to the NYSE his annual certification on May 21, 2007, stating that he was not aware of any violation by our company of the corporate governance listing standards of the NYSE. In addition, we have filed, as exhibits to our annual report on Form 10-K/A for the year ended December 31, 2006, the certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 to be filed with the Commission.

Except as the context otherwise requires, "we," "our," "us," "Asbury" and the "Company" refer to Asbury Automotive Group, Inc. and its subsidiaries.

Item 1. Business

We are one of the largest automotive retailers in the United States, operating 124 franchises at 93 dealership locations as of December 31, 2007. We offer our customers an extensive range of automotive products and services, including:

- new and used vehicles;
- vehicle maintenance and repair services;
- replacement parts;
- arranging new and used vehicle financing; and
- arranging the sale of warranty, insurance and extended service contracts.

For the year ended December 31, 2007, our revenues were $5.7 billion and our net income was $51.0 million. Our income from continuing operations and net income during 2007 was impacted by several items (the "Adjusting items") as detailed in the "Reconciliation of Non-GAAP Financial Information" section of Management's Discussion and Analysis of Financial Condition and Results of Operations. Excluding these adjusting items, adjusted income from continuing operations and adjusted net income for the year ended December 31, 2007 and 2006 was $69.5 million and $66.2 million, respectively.

Asbury Automotive Group, Inc. was incorporated in the State of Delaware on February 15, 2002. On March 13, 2002, we effected an initial public offering of our common stock, and on March 14, 2002, our stock was listed on the NYSE under the ticker symbol "ABG".

General Description of Our Operations

As of December 31, 2007, we operated dealerships in 22 metropolitan markets throughout the United States. We developed our dealership portfolio through the acquisition of large, locally branded dealership groups operating throughout the United States. We complemented these large dealership groups with the purchase of numerous single point dealerships and small dealership groups in our existing market areas (referred to as "tuck in acquisitions.") Our retail network is currently organized into principally four regions and includes nine locally branded dealership groups. The following is a detailed breakdown of our markets and dealerships as of December 31, 2007:

Brand Names by Region	Date of Initial Acquisition	Markets	Franchises
South			
Nalley Automotive Group	September 1996	Atlanta, GA	Acura, Audi, BMW, Chrysler, Hino(a), Honda, IC Bus, Infiniti(a), International(a), Isuzu Truck, Jaguar, Jeep, Lexus(a), Nissan, Peterbilt, Volvo, Workhorse
Florida			
Courtesy Autogroup	September 1998	Tampa, FL	Chrysler, Dodge, Honda, Hyundai, Infiniti, Jeep, Kia, Mercedes-Benz, Nissan, Toyota, Volkswagen(c)
Coggin Automotive Group	October 1998	Jacksonville, FL	Buick, Chevrolet, GMC(a), Honda(a), Kia (a)(b), Nissan(a), Pontiac(a), Toyota
		Orlando, FL	Buick, Chevrolet, Ford, GMC, Honda(a), Lincoln, Mercury, Pontiac
		Fort Pierce, FL	Acura, BMW, Honda, Mercedes-Benz
West			
David McDavid Auto Group	April 1998	Dallas/Fort Worth, TX	Acura, Honda(a), Lincoln, Mercury
		Houston, TX	Honda, Nissan
		Austin, TX	Acura

Brand Names by Region	Date of Initial Acquisition	Markets	Franchises
California Dealerships	April 2003	Fresno, CA	Mercedes-Benz, Nissan
		Sacramento, CA	Mercedes-Benz
		Los Angeles, CA	Honda
North Point Auto Group	February 1999	Little Rock, AR	BMW, Ford, Lincoln, Mazda, Mercury, Nissan(a), Toyota, Volkswagen, Volvo
Mid-Atlantic			
Crown Automotive Company	December 1998	Princeton, NJ	BMW, MINI
		Greensboro, NC	Acura, BMW, Cadillac, Chevrolet, Chrysler, Dodge, Honda, Nissan, Volvo
		Chapel Hill, NC	Honda, Volvo
		Fayetteville, NC	Dodge, Ford
		Charlotte, NC	Honda
		Richmond, VA	Acura, BMW(a), MINI
		Charlottesville, VA	BMW
		Greenville, SC	Chrysler(b), Jeep(b), Nissan
Gray-Daniels Auto Family	April 2000	Jackson, MS	Buick, Cadillac, Chevrolet(a), Ford, GMC, Lincoln, Mercury, Nissan(a), Pontiac, Toyota
Plaza Motor Company	December 1997	St. Louis, MO	Audi, BMW, Cadillac, Infiniti, Land Rover, Lexus, Mercedes-Benz, Porsche

(a) This market has two of these franchises.
(b) Represents pending divestitures as of December 31, 2007, which were sold in the first quarter of 2008.
(c) Represents pending divestitures as of December 31, 2007.

New Vehicle Sales

Our franchises include a diverse portfolio of 35 American, European and Asian brands. Our new vehicle sales include the sale of new vehicles to individual retail customers ("new retail") and the sale of new vehicles to commercial customers ("fleet") (the terms "new retail" and "fleet" being collectively referred to as "new"). In 2007, we retailed 101,871 new vehicles through our dealerships. New vehicle retail sales were 56.4% of our total revenues and 26.6% of our total gross profit for the year ended December 31, 2007. Fleet sales, which provide significantly less gross margins than retail sales, were approximately 2.8% of total revenues for the year ended December 31, 2007. We evaluate the results of our new and used vehicle sales based on unit volumes and gross profit per vehicle retailed ("PVR"). We believe we are well-positioned to capitalize on changes in consumer preferences as a result of our strong brand mix, which is heavily weighted towards mid-line import and luxury brands. Please see "Business Strategy—Focus on Premier Brand Mix, Strategic Markets and Diversification" below for a discussion on our diverse offering of brands and products.

Our new vehicle retail sales include new vehicle sales, new vehicle retail lease transactions provided by third parties and other similar agreements arranged by our individual dealerships. As a result of finite lease terms, customers who lease new vehicles generally return to the market more frequently than customers who purchase new vehicles. In addition, because third party lessors frequently give our dealerships the first option to purchase vehicles returned by customers at lease-end, leases provide us with an additional source of late-model vehicles for our used vehicle inventory. Generally, leased vehicles remain under factory warranty for the term of the lease, allowing dealerships to provide repair service to the lessee throughout the lease term.

Used Vehicle Sales

We sell used vehicles at all of our dealership locations. Used vehicle sales include the sale of used vehicles to individual retail customers ("used retail") and the sale of used vehicles to other dealers at auction ("wholesale") (the terms "used retail" and "wholesale" being collectively referred to as "used"). In 2007, we retailed 60,764 used vehicles through our dealerships. Retail sales of used vehicles, which generally have higher gross margins than new vehicles, made up approximately 19.5% of our total revenues and 14.2% of our total gross profit for the year ended December 31, 2007. Used vehicle revenue from wholesale sales was 6.1% of total revenue for the year ended December 31, 2007. Profits from the sales of used vehicles depend primarily on the ability of our dealerships to obtain a high quality supply of used vehicles and the use of the best available technology to manage our inventory. Our new vehicle operations provide our used vehicle operations with a large supply of high quality trade-ins and off-lease vehicles, which we believe are good sources of attractive used vehicle inventory. We purchase a significant portion of our used vehicle inventory at auctions restricted to new vehicle dealers (offering off-lease, rental and fleet vehicles) and "open" auctions that offer vehicles sold by other dealers and repossessed vehicles. Used vehicle inventory is typically wholesaled after approximately 60 days, except for used vehicles that do not fit within our inventory mix, which are wholesaled almost immediately. The reconditioning of used vehicles also creates profitable service work for our fixed operations departments.

In addition to our high quality supply of used vehicles, we manage our used car sales on a local basis and employ the best available technology to manage our inventory and used car sales on a local basis. We transfer used vehicles among our dealerships to provide a balanced mix of used vehicle inventory at each of our dealerships. We believe that acquisitions of additional dealerships will expand the internal market for the transfer of used vehicles among our dealerships and, therefore, increase the ability of each dealership to offer a balanced mix of used vehicles.

We have taken several steps towards building customer confidence in our used vehicle inventory, including participation in manufacturer certification programs as well as the development of our own used vehicle certification program. The manufacturer programs make certain used vehicles eligible for vehicle benefits such as special finance rates and extended manufacturer warranties. Our used vehicle certification program includes a thorough inspection of used vehicle inventory within the program and allows our customers to return used vehicles for any reason within five days or five hundred miles. We guarantee the operation of the vehicle, subject to certain limitations, for sixty days from the date of purchase. In addition, each dealership offers customers the opportunity to purchase extended warranties, which are provided by third parties, on used car sales.

Over time, we intend to grow our used vehicle sales by:

- maintaining high quality inventory across all price ranges and all classes of used vehicles, including factory certified as well as traditional non-certified used vehicles:
- providing competitive prices to our customers;
- executing our marketing initiatives; and
- increasing our focus on training.

Parts, Service and Collision Repair

We refer to the parts, service and collision repair area of our business as "fixed operations". We sell parts and provide maintenance and repair service at all of our franchised dealerships, primarily for the vehicle brands sold at those dealerships. In addition, as of December 31, 2007, we maintained 24 free-standing collision repair centers either on the premises of, or in close proximity to, our dealerships. Our dealerships and collision repair centers collectively operate 2,828 service bays. Parts, service and collision repair centers accounted for approximately 12.3% of our total revenues and 40.8% of our total gross profit as of December 31, 2007.

Historically, fixed operations revenues have been more stable than vehicle sales. Industry-wide, parts and service revenues have consistently increased over time primarily due to the increased cost of maintaining vehicles, the added technical complexity of vehicles and the increased number of vehicles on the road. We believe the variety and quality of extended service plans available for both new and used vehicles in recent years have seen progressive expansion and improvement. Our fixed operations business benefits from the service work generated through the sale of extended service contracts to customers who purchase new and used vehicles from us because customers tend to service their vehicles at the same location where they purchase extended warranty contracts. For the year ended December 31, 2007, warranty work accounted for 19.6% of our parts and service revenue.

Historically, the automotive repair industry has been highly fragmented. We believe, however, that the increased use of advanced technology in vehicles has made it difficult for independent repair shops to have the expertise to perform major or technical repairs, especially as such repairs relate to luxury and mid-line imports which comprise a majority of our new vehicle retail sales. Additionally, all manufacturers require warranty work to be performed only at franchised dealerships. As a result, unlike independent service stations or independent and superstore used car dealerships with service operations, our franchised dealerships are qualified to perform work covered by manufacturer warranties on increasingly technologically complex motor vehicles. We use variable rate compensation structures designed to reflect the difficulty and sophistication of different types of repairs to compensate employees working in parts and service.

One of our major goals is to retain each vehicle purchaser as a long-term customer of our parts and service departments. Currently, we estimate that approximately 30% of customers return to our dealerships for other services after the vehicle warranty expires. Therefore, we believe that significant opportunity for growth exists in our maintenance service business. Each dealership has systems in place to track customer maintenance records and to notify owners of vehicles purchased at the dealership when their vehicles are due for periodic services. In 2006, we implemented additional customer retention initiatives and expanded our service offerings to essentially make the fixed operations business at our stores a "one stop" shop. Service and repair activities are an integral part of our overall approach to customer service. From selling tires to utilizing state-of-the-art diagnostic equipment, our fixed operations business offers our customers all the services needed to maintain their vehicles.

In order to grow our fixed operations business over the years, we have consistently added technicians and other employees to our service centers to ensure that our customers continue to receive excellent service. We maintained growth in this line of our business in 2007 due to initiatives in 2006 and our investment in human capital in past years. In 2007, we continued to execute our business plan of advancing our customer pay business by offering our customers a "one-stop" shopping experience. We continued to train our staff, including service advisors, on menu-selling and customer service skills. We have also added Business Development Centers in some of our stores to drive customer retention. At these Business Development Centers, we have staff dedicated to maintaining periodic contact with our customers. Furthermore, we have continued to add equipment to our service centers that help our technicians identify issues with our customers' vehicles and promote incremental service sales if those customers decide to resolve such issues at our stores.

We expect our fixed operations sales to continue to grow as we (i) invest in additional service capacity, (ii) upgrade equipment, (iii) expand our product offerings, (iv) capitalize on our regional training programs, and (v) add service advisors and skilled technicians to meet anticipated future demand, especially from the increased market share of the mid-line import and luxury import brands.

Finance and Insurance

We refer to the finance and insurance area of our business as F&I. We arrange for third party financing of the sale or lease of new and used vehicles to customers. We arranged customer financing on approximately 64% of the vehicles we sold during the year ended December 31, 2007. These transactions result in commissions being paid to us by the third party lenders, including manufacturer captive finance subsidiaries. As a general matter, we do not retain liability for the credit risk associated with these purchase and lease transactions after the completion of the transactions. However, we may be required to repay the finance company certain commissions if a customer prepays the retail installment sales contract, typically during a specified time period following the sale. Our finance and insurance business generated approximately 2.8% of our total revenues and 18.2% of our total gross profit for the year ended December 31, 2007.

To date, we have entered into "preferred lender agreements" with 18 lenders. Under the terms of the preferred lender agreements, each lender has agreed to provide a marketing fee to us above the standard commission for each loan that our dealerships place with that lender. Furthermore, many of the insurance products we sell result in additional underwriting profits and investment income based on portfolio performance.

We receive favorable pricing on these products from our vendors as a result of our size and sales volume. We earn sales-based commissions on substantially all of these products and may be charged back ("chargebacks") for these commissions in the event a finance contract is cancelled within the first 90 days or if a non-finance contract is canceled prior to its maturity. We incur minimal risk related to chargebacks of our commissions; however, we do not bear any risk related to loan payments, insurance payments or investment performance, which are borne by third parties. These commissions are subject to cancellation, in certain circumstances, if the customer were to cancel the contract. In addition, we completed the rollout of a training program in 2007 for the certification all of our F&I managers, sales managers and sales associates in legal and ethical compliance matters. As of December 31, 2007, all of our finance service managers, sales managers and sales associates with an employment history with the company for 12 months or more, were certified, and any such manager or associate who joined the company during 2007 was in the process of being certified.

Recent Developments

During 2007, we were granted two Smart Car franchises. Our Smart Car franchise in St. Louis, Missouri, commenced operations on January 2, 2008 and our Smart Car franchise in Tampa, Florida, is expected to commence operations in the second quarter of 2008.

In January 2008, our board of directors declared a $0.225 per share cash dividend. This was the seventh consecutive quarter that a dividend was paid.

In January 2008, we sold four franchises (three dealership locations) for proceeds of $2.7 million, resulting in a $0.2 million loss on the sales.

Business Strategy

Focus on Premier Brand Mix, Strategic Markets and Diversification

We classify our franchise sales into luxury, mid-line import, mid-line domestic, value, and heavy trucks. Luxury and mid-line imports together accounted for approximately 83% of our new light vehicle retail revenues for the year ended December 31, 2007. Over the last two decades, luxury and mid-line imports have gained market share at the expense of mid-line domestic brands. Luxury and mid-line import vehicles have delivered more desirable vehicle models and have demonstrated greater resilience to downturns in the economy, garnered higher customer loyalty and presented more attractive service and used car opportunities. The mid-line import brands are generally viewed as more fuel efficient and continue to be in higher demand during times when gas prices are high.

The following table reflects the franchises and the share of new retail vehicle revenue represented by each class of franchise as of December 31, 2007:

Class/Franchise	Number of Franchises as of December 31, 2007	% of New Light Vehicle Retail Revenue for the Year Ended December 31, 2007
Light Vehicles		
Luxury		
BMW	9	8%
Acura	6	5
Mercedes-Benz	5	9
Lincoln	4	2
Volvo	4	1
Cadillac	3	1
Infiniti	4	4
Lexus	3	7
Audi	2	1
Porsche	1	*
Jaguar	1	*
Land Rover	1	*
Total Luxury	43	38%
Mid-Line Import		
Honda	14	23%
Nissan	12	13
Toyota	4	8
Mazda	1	*
MINI	2	*
Volkswagen(c)	2	1
Total Mid-Line Import	35	45%
Mid-Line Domestic		
Chevrolet	5	4%
GMC	4	1
Pontiac	4	1
Chrysler(a)	4	1
Ford	4	6
Mercury	4	1
Buick	3	*
Jeep(a)	3	1
Dodge	3	1
Total Mid-Line Domestic	34	16%
Value		
Hyundai	1	1%
Kia(b)	3	*
Total Value	4	1%
Total Light Vehicles	**116**	100%
Heavy Trucks		
Hino	2	
Isuzu	1	
International Trucks	2	
IC Bus	1	
Workhorse	1	
Peterbilt	1	
Total Heavy Trucks	**8**	
TOTAL	**124**	

* Franchise accounted for less than 1% of new retail vehicle revenue for the year ended December 31, 2007.

(a) Includes a pending divestiture as of December 31, 2007, which was sold in the first quarter of 2008.

(b) Includes two pending divestitures as of December 31, 2007, which were completed in the first quarter of 2008.
(c) Includes a pending divestiture as of December 31, 2007.

Asbury's geographic coverage encompassed 22 different metropolitan markets at 93 locations in 11 states as of December 31, 2007, including: Arkansas, California, Florida, Georgia, Mississippi, Missouri, New Jersey, North Carolina, South Carolina, Texas and Virginia. New vehicle sales revenue is diversified among manufacturers and for the year ended December 31, 2007, the following manufacturers represented 79% of our new light vehicle retail revenue: Honda (23%), Nissan (13%), Mercedes-Benz (9%), Toyota (8%), BMW (8%), Lexus (7%), Ford (6%) and Acura (5%). We believe that our broad geographic coverage as well as diversification among manufacturers decreases our exposure to regional economic downturns and manufacturer-specific risks such as warranty issues or production disruption. See "Risk Factors—Risk Factors Related to our Dependence on Vehicle Manufacturers—Adverse conditions affecting the manufacturers may negatively impact our profitability" for a list of such manufacturer-specific risks.

Each of our dealerships maintains a strong local brand that has been enhanced through local advertising over many years. We believe our cultivation of strong local brands is beneficial because consumers prefer to interact with a locally recognized brand. By placing franchises in one geographic location under a single, local brand, we expect to generate advertising synergies and retain customers even as they purchase and service different automobile brands.

Maintain Flexible Cost Structure and Emphasize Expense Control

We continually focus on controlling expenses and expanding margins at our existing dealerships and those that are integrated into our operations upon acquisition. We categorize our cost structure in three groups, which are variable, semi-variable and fixed. Variable costs include incentive-based compensation, vehicle carrying costs, and other variable costs. Salespeople, sales managers, service managers, parts managers, service advisors, service technicians and the majority of other non-clerical dealership personnel are paid a commission. The majority of our general manager compensation and virtually all salesperson compensation is tied to profits of the dealership. In addition the bonus portion of our salaried employee's compensation is tied to our net income. Fixed costs include rent, utilities and depreciation expense. Semi-variable expenses include base salaries, outside services, travel and entertainment expenses, advertising and loaner vehicle amortization. We believe we can further manage these types of costs by capitalizing on best practices among our dealerships, standardization of compensation plans, controlled oversight and accountability, and centralized processing systems.

Focus on Higher Margin Products and Services

While new vehicle sales are critical to drawing customers to our dealerships, fixed operations, used vehicle retail sales, and finance and insurance generally provide significantly higher profit margins and account for the majority of our profitability. In addition, we have discipline-specific executives at both the corporate and regional levels who focus on increasing the penetration of current services and expanding the breadth of our offerings to customers. While each of our dealership general managers has flexibility to respond effectively to local market conditions, including market specific advertising and management of inventory mix, each pursues an integrated strategy, as directed from our centralized management team at our corporate office, to grow these higher margin businesses to enhance profitability and stimulate organic growth.

- **Fixed Operations.** We offer parts, perform vehicle service work and operate collision repair centers, all of which provide important sources of recurring revenue with high gross profit margins. We intend to expand this higher-margin business and increase this cost absorption rate by adding new service bays and increasing capacity utilization of existing service bays. To help ensure high levels of customer satisfaction within our parts, service and collision repair operations, we continue to add skilled technicians and service advisors to our operations. In addition, given the increased sophistication of vehicles, our repair operations provide detailed expertise and state-of-the-art diagnostic equipment that we believe independent repair shops cannot adequately provide. Our repair operations also provide manufacturer warranty work that must be done at certified franchise dealerships, rather than through independent dealers.

- **Used Vehicles.** We sell used vehicles at all of our franchised dealerships. Used vehicle sales include the sale of used vehicles to individual retail customers and the sale of used vehicles to other dealers at auction. We intend to grow our used vehicle business by maintaining high quality inventory across all price ranges, providing competitive prices, continuing to enhance our marketing initiatives by focusing our efforts on marketing new vehicles through the Internet and building customer confidence in our vehicle inventory through our used car certification program.
- **Finance and Insurance.** In the past two years, we have increased our finance and insurance revenues by offering a broad range of conventional finance and lease alternatives to fund the purchase of new and used vehicles. Moreover, continued in-depth sales training and certification efforts and innovative computer technologies have and will serve as important tools in growing our finance and insurance profitability. We have increased dealership generated finance and insurance revenue per vehicle retailed ("PVR") to approximately $997 for the year ended December 31, 2007, from $907 for the year ended December 31, 2006. We have successfully increased our dealership generated finance and insurance revenue PVR each year since our inception, with 2007 being another record year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Information."

Local Management of Dealership Operations and Centralized Administrative and Strategic Functions

We believe that local management of dealership operations enables our retail network to provide market-specific responses to sales, customer service and inventory requirements. Our dealerships are operated as distinct profit centers in which the general managers are responsible for the operations, personnel and financial performance of their dealerships as well as other day-to-day operations. Our local management teams' familiarity with their markets enables them to effectively run day-to-day operations, market to customers and recruit new employees. The general manager of each dealership is supported by a management team consisting, in most cases, of a new vehicle sales manager, a used vehicle sales manager, a finance and insurance manager, and a fixed operations manager. This management structure is complemented by regionally centralized technology and financial controls, as well as sharing market intelligence throughout the organization. See "Business Strategy—Experienced Corporate and Dealership Management" below for a discussion of the incentive-based pay system for management at our corporate office and at our dealerships.

Our corporate headquarters are located in New York, New York. The corporate office is responsible for the capital structure of the business and its expansion and operating strategy. The implementation of our operational strategy rests with each dealership management team based on the policies and procedures established and promulgated by the corporate office. Furthermore, we employ professional management practices in all aspects of our operations, including information technology and employee training. Our dealership operations are complemented by regionally centralized technology and strategic and financial controls, as well as shared market intelligence throughout the organization. Corporate and dealership management utilize computer-based management information systems to monitor each dealership's sales, profitability and inventory on a regular basis.

While in the past we have used various companies to provide our dealer management systems, in October 2007, we executed an agreement with DealerTrack Holdings, Inc. ("DealerTrack"), with the intent that the DealerTrack's Arkona dealer management system will become our sole dealer management system. By moving toward a single dealer management system through which all our dealerships will process information, we expect that the result will be a more efficient retail operation that will, in turn, translate to a better experience for our customers. Moreover, once all of our dealerships convert to, and are running on, the Arkona dealer management system, we expect to achieve a reduction of over $3.7 million of our current annual data processing costs.

We believe the application of professional management practices provides us with a competitive advantage over many independent dealerships. We regularly examine our operations in order to identify areas for improvement and disseminate best practices company-wide.

Investment in Human Capital

We recognize that our ability to control the growth of our new vehicle sales is limited by external factors, including the manufacturers' ability to develop new vehicle models, manufacturer rebates and incentives, consumer confidence, gas prices, interest rates, the availability of credit for consumers and other economic factors. Growth in our fixed operations business is dependent on our ability to generate long-term customer relationships and having our customers return to our stores for service and repairs. Our finance and insurance business is dependent on our ability to arrange financing for our customers through third party lenders. In each revenue source of our business, our ability to capture the customer and "close the deal" will enable us to generate revenue. In our effort to seek continued growth in all of our revenue sources and set us apart from our competitors, we invest in the education and growth of our employees.

Over the past three years, we have implemented programs to certify our finance and insurance managers, our new and used sales managers and our sales force in the areas of compliance and ethics. These employees either attend classes or seminars on compliance and ethics as such topics relate to the automotive retailing industry, and more specifically, finance and insurance for the finance and insurance managers, and are then required to pass a written examination on these subjects in order to receive certification. The employees are required to maintain their certification annually, which keeps their knowledge of compliance and ethics current. Furthermore, we believe that by certifying these employees, we build the knowledge base of our employees, which improves morale and performance.

In addition, in three of our four regions, we have a regional training program for our fixed operations employees that addresses various aspects of our fixed operations business, including tire sales and oil sales. Our fixed operation employees are trained so that they can offer new car clinics and service clinics to our customers. We believe that by increasing the knowledge base of our fixed operations employees, we not only build their confidence and increase their performance, but also provide better experience for our customers as they interact with those employees. We believe that a customer who has a positive experience with one of our employees will be a repeat customer, which will lead to the continued growth of our business. We will implement similar training programs in our fourth region during 2008.

Our corporate and regional executives have also benefited from attending a management training program to assist them in setting and reaching goals, both personally and professionally, and the effective management of their staff. Through exposure to such training programs, we empower our corporate and regional executive team to work together more efficiently in the management of the business and its employees. We believe that a motivated management team will have a direct, positive effect on its staff. With a highly-motivated and goal-oriented workforce, we believe that we can generate above average corporate performance.

Experienced Corporate and Dealership Management

We have a corporate management team that has served in prominent leadership positions.

Charles R. Oglesby, has served as our President and Chief Executive Officer since May 2007. Prior to serving as President and Chief Executive Officer, Mr. Oglesby served as our Senior Vice President and Chief Operating Officer from September 2006 to May 2007. Mr. Oglesby served as the Chief Executive Officer of our South Region from August 2004 until March 2007. Mr. Oglesby originally joined us as President and Chief Executive Officer of Asbury Automotive Arkansas, L.L.C. in February 2002. Prior to joining our company, Mr. Oglesby served as President of the First America Automotive Group in San Francisco, California.

J. Gordon Smith has served as our Senior Vice President and Chief Financial Officer since September 2003. He joined us following over 26 years with General Electric Company ("GE"). During his last twelve years at GE he served as Chief Financial Officer for three of GE's commercial finance businesses: Corporate Financial Services, Commercial Equipment Finance and Capital Markets.

We believe that our leadership at the store level represents some of the best talent in the industry. Our regional executives and store general managers are proven leaders in their local markets and have many years of experience in the automotive retail industry. In addition, our continued focus on college recruiting, training, development, and retention is designed to maintain our talented management pool. See "Business Strategy—Investment in Human Capital" above for further description of certain of our training programs.

We tie compensation of our senior dealership management to performance by relying upon an incentive-based pay system. We compensate our general managers based on dealership profitability, and our department managers and salespeople are similarly compensated based upon departmental profitability and individual performance.

Continued Growth Through Targeted Acquisitions

Acquisitions continue to be part of our growth strategy. In the past, we have focused our acquisition strategy on establishing a presence in new markets through the purchase of multiple individual franchises or through the acquisition of large, profitable and well-managed dealership groups with leading market positions. Our present strategy is to become the leader in every market in which we currently operate. As such, we intend to evaluate "tuck-in" acquisitions, or acquisitions in existing regions, that complement our current dealerships.

Tuck-in acquisitions are typically re-branded immediately after acquisition and operate thereafter under our respective local brand name. By focusing on geographic and brand diversity, we seek to manage economic risk and drive growth and profitability. Because we own dealerships of all major brands and avoid significant concentration with one manufacturer, we are well-positioned to respond to changing customer preferences. We believe that these tuck-in acquisitions have facilitated, and will continue to facilitate, our regional operating efficiencies and cost savings. In addition, we have generally been able to improve the gross profit of tuck-in acquisitions within twelve months following the acquisition. We believe this is due to a number of factors respective to the acquisition, including:

- improvements in the number of finance and insurance products sold per vehicle retailed;
- greater utilization of service bays acquired in the acquisition;
- improved management practices; and
- enhanced unit sales volumes related to the strength of our local brand names.

We will also continuously examine opportunities to acquire large dealership groups or to enter new markets as such opportunities become available. In 2007, we availed ourselves of such an opportunity by acquiring a BMW franchise in Princeton, New Jersey, which is outside the regions in which we have historically operated.

Commitment to Customer Service

We are focused on providing a high level of customer service to meet the needs of an increasingly sophisticated and demanding automotive consumer. We design our dealership service business to meet the needs of our customers and establish relationships that will result in both repeat business and additional business through customer referrals. Furthermore, we provide our dealership managers with incentives to employ more efficient selling approaches, engage in extensive follow-up to develop long-term relationships with customers and extensively train our sales staff to be able to meet customer needs.

We continually evaluate innovative ways, and implement new technology, to improve the buying experience for our customers, and believe that our ability to share best practices across our dealerships gives us an advantage over independent dealerships. For example, our customer relations management tool facilitates communications with our customers before, during and after the sale. Our "Auto Exchange" system continues to be our Used Car Inventory Management tool. These tools are installed in most of our regions and are designed to drive the performance of our employees and enhance customer service. See also the discussion above under "Business Strategy—Local Management of Dealer Operations and Centralized Administrative and Strategic Functions" for a discussion of our expectation that the use of the Arkona dealer management system will improve the customer experience.

In addition, our dealerships regard service and repair operations as an integral part of the overall approach to customer service, providing an opportunity to foster ongoing relationships and improve customer loyalty. We continue to add skilled technicians and service advisors to our operations to ensure that our customers continue to receive excellent service. We intend to invest in the human capital necessary to ensure that this aspect of our business continues to expand.

Marketing

Our advertising and marketing efforts are focused at the local market level, with the aim of building our business with a broad base of repeat, referral and new customers. Our primary advertising medium is local newspapers, followed by the Internet, radio, television, direct mail, and the yellow pages. In addition, we also use electronic mail to assist our marketing efforts and to stay in contact with our customers.

The automotive retail industry has traditionally used locally produced, largely non-professional materials for advertising, often developed under the direction of each dealership's general manager. However, we have chosen to create common marketing materials for our brand names using professional advertising agencies. Our corporate sales and marketing department helps oversee and share creative materials and general marketing best practices across our dealerships. Our total company marketing expense was $49.8 million for the year ended December 31, 2007, which translates into an average of $306 per retail vehicle sold. In addition, manufacturers' direct advertising spending in support of their brands has historically been a significant component of the total amount spent on new car advertising in the United States.

Management Information Systems

We consolidate financial, accounting and operational data received from our dealerships nationwide through a private communication network. The data from the dealerships is gathered and processed through their individual dealer management system. Currently, each of our dealerships use dealer management system software from ADP, Inc., Reynolds & Reynolds, Co. or DealerTrack. In October 2007, we entered into an agreement with DealerTrack to convert all of our dealerships to the Arkona dealer management system. Pursuant to the terms of such contract, we intend to complete the roll-out of the Arkona dealer management system to all of our dealerships within approximately three years. The information from the dealer systems is aggregated at our corporate headquarters to create a consolidated view of the business using Hyperion financial products.

Our information technology approach enables us to quickly integrate and aggregate the information from a new acquisition. By creating a connection over our private network between the dealer management system and corporate Hyperion financial products, corporate management can quickly view the financial, accounting and operational data of the newly acquired dealership. Hyperion's products allow us to review operating and financial data at a variety of levels. For example, from our headquarters, management can review the performance of any specific department (*e.g.*, parts and services) at any particular dealership. This system also allows us to quickly compile and monitor our consolidated financial results.

Competition

In new vehicle sales, our dealerships compete primarily with other franchised dealerships in their regions. We do not have any cost advantage in purchasing new vehicles from the manufacturers. Instead, we rely on advertising and merchandising, sales expertise, service reputation, strong local brand names and location of our dealerships to sell new vehicles. Our used vehicle operations compete with other franchised dealers, independent used car dealers, internet-based vehicle brokers and private parties for supply and resale of used vehicles. See "Risk Factors—Risks Related to Competition—Substantial competition in automobile sales may adversely affect our profitability."

We compete with other franchised dealers to perform warranty repairs and with other automobile dealers and franchised and independent service centers for non-warranty repair and routine maintenance business. We compete with other automobile dealers, service stores and auto parts retailers in our parts operations. We believe that the principal competitive factors in parts and service sales are the use of factory-approved replacement parts, price, the familiarity with a manufacturer's brands and models, and the quality of customer service. A number of regional and national chains as well as some competing franchised dealers may offer certain parts and services at prices lower than our prices.

In arranging financing for our customers' vehicle purchases, we compete with a broad range of financial institutions. In addition, financial institutions are now offering finance and insurance products through the Internet, which may reduce our profits on these items. We believe that the principal competitive factors in providing financing are convenience, interest rates and flexibility in contract length.

We compete with other national dealer groups and individual investors for acquisitions. Some of our competitors may have greater financial resources and the market may increase acquisition pricing of target dealerships. See "Risk Factors—Risks Related to our Acquisition Strategy –There is competition to acquire automotive dealerships, and we may not be able to fully implement our growth through acquisition strategy if attractive targets are acquired by competing buyers or if the market drives prices to the point where an acceptable rate of return is not achievable."

Dealer and Framework Agreements

Each of our dealerships operates pursuant to a dealer agreement between the dealership and the manufacturer (or in some cases the distributor) of each brand of new vehicles sold and/or serviced at the dealership. Our typical dealer agreement specifies the locations at which the dealer has the right and obligation to sell the manufacturer's vehicles and related parts and products and/or to perform certain approved services. Each dealer agreement also governs the use of the manufacturer's trademarks and service marks.

The allocation of new vehicles among dealerships is subject to the discretion of the manufacturer, and generally does not guarantee the dealership exclusivity within a given territory. Most dealer agreements impose requirements on virtually every aspect of the dealer's operations. For example, most of our dealer agreements contain provisions and standards related to:

- inventories of new vehicles and manufacturer replacement parts;
- the maintenance of minimum net working capital and in some cases minimum net worth;
- the achievement of certain sales and customer satisfaction targets;
- advertising and marketing practices;
- facilities, signs, products offered to customers;
- dealership management;
- personnel training;
- information systems; and
- dealership monthly and annual financial reporting.

In addition to requirements under dealer agreements, we are subject to additional provisions contained in supplemental agreements, framework agreements, dealer addenda and manufacturers' policies, collectively referred to as "framework agreements." Framework agreements impose additional requirements similar to those discussed above. Such agreements also define other standards and limitations, including:

- company-wide performance criteria;
- capitalization requirements;
- limitations on changes in our ownership or management;
- limitations on the number of a particular manufacturer's franchises owned by us;
- restrictions or prohibitions on our ability to pledge the stock of certain of our subsidiaries; and
- conditions for consent to proposed acquisitions, including sales and customer satisfaction criteria as well as limitations on the total local, regional and national market share percentage that would be represented by a particular manufacturer's franchises owned by us after giving effect to a proposed acquisition.

Some dealer agreements and framework agreements grant the manufacturer the right to purchase its dealerships from us under certain circumstances, including the occurrence of an extraordinary corporate transaction without the manufacturer's prior consent or a material breach of the framework agreement. Some of our dealer agreements and framework agreements also give the manufacturer a right of first refusal if we propose to sell any dealership representing the manufacturer's brands to a third party. These agreements may also attempt to limit the protections available under state dealer laws and require us to resolve disputes through binding arbitration.

Provisions for Termination or Non-renewal of Dealer and Framework Agreements. Certain of our dealer agreements expire after a specified period of time, ranging from one year to six years, while other of our agreements have a perpetual term. We expect to renew expiring agreements in the ordinary course of business. However, typical dealer agreements give the manufacturer the right to terminate or the option of non-renewal of the dealer agreements under certain circumstances, including:

- insolvency or bankruptcy of the dealership;
- failure to adequately operate the dealership or to maintain required capitalization levels;
- impairment of the reputation or financial condition of the dealership;
- change of control of the dealership without manufacturer approval;

- failure to complete facility upgrades required by the manufacturer or agreed to by the dealer; or
- material breach of other provisions of a dealer agreement.

See "Risk Factors—Risk Factors Related to Our Dependence on Vehicle Manufacturers—If we fail to obtain renewals of one or more of our dealer agreements on favorable terms, if certain of our franchises are terminated, or if certain manufacturers' rights under their agreements with us are triggered, our operations may be adversely affected," for a further discussion of the risks related to the termination or non-renewal of our dealer and framework agreements. While our dealer agreements may be terminated or not renewed for the reasons listed above, it is possible to negotiate a waiver of termination or non-renewal with the manufacturer.

Regulations

We operate in a highly regulated industry. Under various state laws each of our dealerships must obtain a license in order to establish, operate or relocate a dealership or operate an automotive repair service. In addition, we are subject to federal, state and local laws regulating the conduct of our business including advertising; motor vehicle and retail installment sales practices; leasing; sales of finance, insurance and vehicle protection products; truth in lending; deceptive trade practices; consumer protection and disclosure; consumer privacy; money laundering; environmental; land use and zoning; health and safety and employment practices. Our business is also subject to laws and regulations generally relating to corporate entities. We actively make efforts to assure we are in compliance with these laws and related regulations. See "Risk Factors—Risks Related to the Automotive Retail Industry—Our operations are subject to substantial laws and regulation and related claims and proceedings, any of which could adversely affect our business and financial results."

We benefit from the protection of state dealer laws which limit a manufacturer's ability to terminate or refuse to renew a franchise agreement; provide dealers with protest rights with respect to the addition of dealerships within proscribed geographic areas; and protect dealers against manufacturers unreasonably withholding consent to proposed changes in ownership of dealerships. However, some framework agreements attempt to limit the protection of state dealer laws. See "Risk Factors—Risks Related to Our Dependence On Vehicle Manufacturers—If state dealer laws that protect automotive retailers are repealed or weakened or superseded by our framework agreements with manufacturers, our dealerships will be more susceptible to termination, non-renewal or renegotiation of their dealer agreements."

Environmental Matters

We are subject to a wide range of environmental laws and regulations, including those governing discharges into the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes and the remediation of contamination. As with automobile dealerships generally, and service and parts and collision repair center operations in particular, our business involves the generation, use, handling and disposal of hazardous or toxic substances and wastes. Operations involving the management of wastes are subject to requirements of the Federal Resource Conservation and Recovery Act and comparable state statutes. Pursuant to these laws, federal and state environmental agencies have established approved methods for handling, storage, treatment, transportation and disposal of regulated substances and wastes with which we must comply.

Our business also involves the use of above ground and underground storage tanks. Under applicable laws and regulations, we are responsible for the proper use, maintenance and abandonment of our regulated storage tanks and for remediation of subsurface soils and groundwater impacted by releases from existing or abandoned storage tanks. In addition to these regulated tanks, we own, operate, or have otherwise closed in place other underground and above ground devices or containers (such as automotive lifts and service pits) that may not be classified as regulated tanks, but which could or may have released stored materials into the environment, thereby potentially obligating us to clean up any soils or groundwater resulting from such releases.

We are also subject to laws and regulations governing remediation of contamination at or from our facilities or at facilities where we send hazardous or toxic substances or wastes for treatment, recycling or disposal. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the "Superfund" law, and similar state statutes, imposes liability for the entire cost of a cleanup, without regard to fault or the legality of the original conduct, on those that are considered to have contributed to the release of a "hazardous substance." Responsible parties include the owner or operator of the site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances released at such sites. These responsible parties also may be liable for damages to natural resources. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances. Currently, we are not aware of any material "Superfund" or other remedial liabilities to which we are subject.

Further, the Federal Clean Water Act and comparable state statutes prohibit discharges of pollutants into regulated waters without the necessary permits, require containment of potential discharges of oil or hazardous substances and require preparation of spill contingency plans. We are not aware of any non-compliance with the wastewater discharge requirements, requirements for the containment of potential discharges and spill contingency planning or other environmental laws applicable to our operations.

Environmental laws and regulations are very complex and it has become difficult for businesses that routinely handle hazardous and non-hazardous wastes to achieve and maintain full compliance with all applicable environmental laws. From time to time we experience incidents and encounter conditions that will not be in compliance with environmental laws and regulations. However, none of our dealerships has been subject to any material environmental liabilities in the past, nor do we know of any fact or condition that would result in any material environmental liabilities being incurred in the future. Nevertheless, environmental laws and regulations and their interpretation and enforcement are changed frequently and we believe that the trend of more expansive and stricter environmental legislation and regulations is likely to continue. As a result, there can be no assurance that compliance with environmental laws or regulations or the future discovery of unknown environmental conditions will not require additional expenditures by us, or that such expenditures would not be material. Our operations are subject to substantial laws and regulations and related claims and proceedings, any of which could adversely affect our business and financial results."

Employees

As of December 31, 2007, we employed approximately 8,300 people. We believe our relationship with our employees is favorable. We do not have employees that are represented by a labor union. In the future, we may acquire additional businesses that have unionized employees. Certain of our facilities are located in areas of high union concentration, and such facilities are susceptible to union-organizing activity. In addition, because of our dependence on vehicle manufacturers, we may be affected adversely by labor strikes, work slowdowns and walkouts at vehicle manufacturers' production facilities and transportation modes.

Insurance

Because of their vehicle inventory and the nature of the automotive retail business, automobile retail dealerships generally require significant levels of insurance covering a broad variety of risks. Our insurance program includes multiple umbrella policies with a total per occurrence and aggregate limit of $100.0 million. We also have directors and officers insurance, real property insurance, comprehensive coverage for our vehicle inventory, garage liability and employee dishonesty insurance.

Item 1A. Risk Factors

In addition to the other information in this report, you should consider carefully the following risk factors when evaluating our business.

RISK FACTORS RELATED TO OUR DEPENDENCE ON VEHICLE MANUFACTURERS

If we fail to obtain renewals of one or more of our dealer agreements on favorable terms, if certain of our franchises are terminated, or if certain manufacturers' rights under their agreements with us are triggered, our operations may be adversely affected.

Each of our dealerships operates under the terms of a dealer agreement with the manufacturer (or manufacturer-authorized distributor) of each new vehicle brand it carries and/or is authorized to service. Our dealerships may obtain new vehicles from manufacturers, service vehicles, sell new vehicles and display vehicle manufacturers' trademarks only to the extent permitted under dealer agreements. As a result of the terms of our dealer, framework and related agreements and our dependence on these franchise rights, manufacturers exercise a great deal of control over our day-to-day operations and the terms of these agreements govern key aspects of our operations, acquisition strategy and capital spending.

Our franchise agreements may be terminated or not renewed by manufacturers for a number of reasons, and many of the manufacturers have the right to direct us to divest our dealerships if there is a default under the franchise agreement, an unapproved change of control, or other unapproved events. We cannot assure you we will be able to renew any of our existing dealer agreements or that we will be able to obtain renewals on favorable terms. Most of our dealer agreements also provide the manufacturer with the right of first refusal to purchase from us any franchise we seek to sell. Our results of operations may be materially and adversely affected to the extent that our franchise rights become compromised or our operations restricted due to the terms of our dealer agreements or if we lose franchises representing a significant source of our revenues.

Our failure to meet manufacturer consumer satisfaction, financial or sales performance requirements may adversely affect our ability to acquire new dealerships and our profitability.

Many manufacturers attempt to measure customers' satisfaction with their experience in our sales and service departments through rating systems that are generally known in the automotive retailing industry as consumer satisfaction indexes ("CSI"). CSI ratings are in addition to the right of manufacturers to monitor the financial and sales performance of dealerships. At the time we acquire a dealership or enter into a new dealership or framework agreement, several manufacturers establish sales or performance criteria for that dealership, in some cases in the form of a business plan. These criteria have been modified by various manufacturers from time to time in the past, and we cannot assure you that they will not be further modified or replaced by different criteria in the future. Some of our dealerships have had difficulty from time to time meeting these standards. We cannot assure you that we will be able to comply with these standards in the future.

In addition, manufacturers may use these criteria as factors in evaluating applications for acquisitions. A manufacturer may refuse to consent to our acquisition of one of its franchises if it determines our dealerships do not comply with its performance standards. This may impede our ability to execute our acquisition strategy and hinder our ability to grow. See also, "Risk Factors Related to our Dependence on Vehicle Manufacturers—Manufacturers' restrictions on acquisitions may limit our future growth and impact our profitability." In addition, we receive payments and incentives from certain manufacturers based, in part, on CSI scores, and future payments may be materially reduced or eliminated if our CSI scores decline.

The reorganization or bankruptcy of one or more of the manufacturers could have a material adverse affect on our operations.

Certain manufacturers have incurred substantial operating losses in recent periods. Sustained periods of poor financial performance by a manufacturer may force it to seek to reorganize or to seek protection from creditors in bankruptcy. A reorganization by a manufacturer may, among other things, result in a delay in the introduction of new or competitive makes or models, an elimination of certain makes or models or dealership locations, a disruption in delivery or availability of service or parts, a delay or failure to reimburse us for warranty work and holdback receivables, or a disruption in vehicle deliveries to our dealerships. If an attempted reorganization proves unsuccessful for the manufacturer, the continued financial distress could result in the cessation of its operations.

In the event of a bankruptcy by a vehicle manufacturer, among other things: (i) the manufacturer could seek to terminate all or certain of our franchises, and we may not receive adequate compensation for them, (ii) we may not be able to collect some or all of our receivables that are due from such manufacturer and we may be subject to preference claims relating to payments to us made by such manufacturer prior to bankruptcy, (iii) it may increase our cost to obtain financing for our new vehicle inventory with such manufacturer's captive finance subsidiary, which may cause us to finance our new vehicle inventory with alternate finance sources on less favorable terms, and (iv) consumer demand for such manufacturer's products could be materially adversely affected, especially if costs related to improving such manufacturer's poor financial condition are imputed to the price of its products.

The occurrence of any one or more of the above-mentioned events could have a material adverse affect on our day-to-day operations. Furthermore, such events could result in a partial write-down of our manufacturer franchise rights (to the extent that we have recorded them) or our receivables, and a partial write-down of our goodwill. See also "Risk Factors—Risk Factors Related to our Dependence on Vehicle Manufacturers—Adverse conditions affecting the manufacturers may negatively impact our revenues and profitability."

Manufacturers' restrictions on acquisitions may limit our future growth and impact our profitability.

We are generally required to obtain manufacturer consent before we can acquire any additional dealerships. In addition, many of our dealer and framework agreements require that we meet certain customer service and sales performance standards as a condition to additional dealership acquisitions. We cannot assure you that we will meet these performance standards or that manufacturers will consent to future acquisitions, which may deter us from being able to take advantage of market opportunities and restrict our ability to expand our business. The process of applying for and obtaining manufacturer consents can take a significant amount of time, generally 60 to 90 days or more. Delays in consummating acquisitions caused by this process may negatively affect our ability to acquire dealerships that we believe will produce acquisition synergies and integrate well into our overall growth strategy. In addition, manufacturers typically establish minimum capital requirements for each of their dealerships on a case-by-case basis. As a condition to granting consent to a proposed acquisition, a manufacturer may require us to remodel and upgrade our facilities and capitalize the subject dealership at levels we would not otherwise choose, causing us to divert our financial resources from uses that management believes may be of higher long-term value to us. Furthermore, the exercise by manufacturers of their right of first refusal to acquire a dealership may prevent us from acquiring dealerships that we have identified as important to our growth, thereby having an adverse affect on our ability to grow through acquisitions.

Many vehicle manufacturers place limits on the total number of franchises that any group of affiliated dealerships may own. Certain manufacturers place limits on the number of franchises or share of total brand vehicle sales maintained by an affiliated dealership group on a national, regional or local basis, as well as limits on store ownership in contiguous markets. If we reach these limits, we may be prevented from making further acquisitions, which could affect our growth.

If state dealer laws that protect automotive retailers are repealed, weakened or superseded by our framework agreements with manufacturers, our dealerships will be more susceptible to termination, non-renewal or renegotiation of their dealer agreements.

Applicable state dealer laws generally provide that a manufacturer may not terminate or refuse to renew a dealer agreement unless it has first provided the dealer with written notice setting forth "good cause" and stating the grounds for termination or non-renewal. Some state dealer laws allow dealers to file protests or petitions or attempt to comply with the manufacturer's criteria within the notice period to avoid the termination or non-renewal. Though unsuccessful to date, manufacturers' lobbying efforts may lead to the repeal or revision of state dealer laws. We have framework agreements with certain of our manufacturers. Among other provisions, these agreements attempt to limit the protections available to dealers under state dealer laws. If dealer laws are repealed in the states in which we operate, manufacturers may be able to terminate our franchises without providing advance notice, an opportunity to cure or a showing of good cause. Without the protection of state dealer laws, it may also be more difficult for our dealers to renew their dealer agreements upon expiration. See "Business—Dealer and Framework Agreements—Regulations."

Our dealerships depend upon vehicle sales and, therefore, their success depends in large part upon customer demand for the particular vehicle lines they carry.

The success of our dealerships depends in large part on the overall success of the vehicle lines they carry. Historically, we have generated most of our revenue through new vehicle sales. New vehicle sales also tend to lead to sales of higher-margin products and services such as finance and insurance products and parts and services. Although we have sought to limit our dependence on any one vehicle brand, we have focused our new vehicle sales operations on mid-line import and luxury brands.

For the year ended December 31, 2007, brands representing 5% or more of our revenues from new vehicle retail sales were as follows:

Brand	% of Total New Light Vehicle Retail Sales
Honda	23%
Nissan	13%
Mercedes-Benz	9%
Toyota	8%
BMW	8%
Lexus	7%
Ford	6%
Acura	5%

No other brand accounted for more than 5% of our total new vehicle retail sales revenue for the year ended December 31, 2007.

If we fail to obtain a desirable mix of popular new vehicles from manufacturers, our profitability will be negatively impacted.

We depend on manufacturers to provide us with a desirable mix of popular new vehicles. Typically, popular vehicles produce the highest profit margins but tend to be the most difficult to obtain from manufacturers. Manufacturers generally allocate their vehicles among their franchised dealerships based on the sales history of each dealership and in some instances on the level of capital expenditures. If our dealerships experience prolonged sales slumps, those manufacturers will cut back their allotments of popular vehicles to our dealerships and new vehicle sales and profits may decline.

If automobile manufacturers decrease or discontinue incentive programs, our sales volumes may be adversely affected.

Our dealerships benefit from certain sales incentives, warranties and other programs of our manufacturers that are intended to promote and support new vehicle sales. Some key incentive programs include:

- customer rebates on new vehicles;
- dealer incentives on new vehicles;
- special financing or leasing terms; and
- warranties on new and used vehicles.

Manufacturers often make many changes to their incentive programs during each year. A reduction or discontinuation of key manufacturers' incentive programs may reduce our new vehicle unit sales and related revenue.

Adverse conditions affecting the manufacturers of the vehicles that we sell may negatively impact our revenues and profitability.

Our ability to successfully market vehicles to the public depends to a great extent on aspects of our manufacturers' operations. Conditions which negatively affect our manufacturers in the following areas could similarly have an adverse affect on our revenues and profitability:

- financial condition;
- marketing efforts;
- vehicle design;
- production capabilities;
- reputation for quality;
- management; and
- labor relations.

Manufacturers' restrictions regarding a change in our stock ownership may result in the termination or forced sale of our franchises, which may adversely impact the value of our common stock.

Some of our dealer agreements and framework agreements with manufacturers prohibit transfers of any ownership interests of a dealership or, in some cases, its parent, without manufacturer consent. Our agreements with some manufacturers provide that, under certain circumstances, we may lose the franchise (either through termination or forced sale) if a person or entity acquires an ownership interest in us above a specified level or if a person or entity acquires the right to vote a specified level of our common stock without the approval of the applicable manufacturer. Violations by our stockholders of these ownership restrictions are generally outside of our control and may result in the termination or non-renewal of our dealer and framework agreements or forced sale of one or more franchises, which may have a material adverse effect on us. These restrictions may also prevent or deter prospective acquirers from acquiring control of us and, therefore, may adversely impact the value of our common stock.

RISKS RELATED TO COMPETITION

Substantial competition in automobile sales and services may adversely affect our profitability.

The automotive retail and service industry is highly competitive with respect to price, service, location and selection. Our competition includes:

- franchised automobile dealerships in our markets that sell the same or similar new and used vehicles;
- privately negotiated sales of used vehicles;
- Internet-based used vehicle brokers that sell used vehicles to consumers;

- service center chain stores; and
- independent service and repair shops.

We do not have any cost advantage in purchasing new vehicles from manufacturers. We typically rely on advertising, merchandising, sales expertise, service reputation and dealership location to sell new and used vehicles. Our dealer agreements do not grant us the exclusive right to sell a manufacturer's product within a given geographic area. Our revenues or profitability may be materially and adversely affected if competing dealerships expand their market share or additional franchises are awarded in our markets.

RISKS RELATED TO THE AUTOMOTIVE RETAIL INDUSTRY

Our business will be harmed if overall consumer demand suffers from a significant or sustained downturn.

Our business is heavily dependent on consumer demand and preferences. Our revenues will be materially and adversely affected if there is a significant or sustained downturn in overall levels of consumer spending. Retail vehicle sales are cyclical and historically have experienced periodic downturns characterized by oversupply and weak demand. These cycles are often dependent on general economic conditions and consumer confidence, as well as the level of discretionary personal income, credit availability and interest rates. The current economic climate in the United States and future recessions may have a material adverse effect on our retail business, particularly sales of new and used automobiles. In addition, significant or sustained increases in gasoline prices may lead to a reduction in automobile purchases or a shift in buying patterns from luxury or SUV models (which typically provide higher profit margins to retailers) to smaller, more economical vehicles (which typically have lower margins).

Our business may be adversely affected by unfavorable conditions in our local markets, even if those conditions are not prominent nationally.

Our performance is also subject to local economic, competitive and other conditions prevailing in our various geographic areas. Our dealerships currently are located in the Atlanta, Austin, Chapel Hill, Charlotte, Charlottesville, Dallas-Fort Worth, Fayetteville, Fort Pierce, Fresno, Greensboro, Greenville, Houston, Jackson, Jacksonville, Little Rock, Los Angeles, Orlando, Princeton, Richmond, Sacramento, St. Louis and Tampa markets and the results of our operations therefore depend substantially on general economic conditions and consumer spending levels in those areas.

The seasonality of the automobile retail business magnifies the importance of our second and third quarter results.

The automobile industry is subject to seasonal variations in revenues. Demand for automobiles is generally lower during the first and fourth quarters of each year. Accordingly, we expect our revenues and operating results generally to be lower in our first and fourth quarters than in our second and third quarters. If conditions surface during the second or third quarters that weaken automotive sales, such as severe weather in the geographic areas in which our dealerships operate, war, high fuel costs, depressed economic conditions or similar adverse conditions, our revenues for the year will be disproportionately adversely affected.

Our business may be adversely affected by import product restrictions, foreign trade risks and currency valuations that may impair our ability to sell foreign vehicles or parts profitably.

A portion of our new vehicle business involves the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the United States. As a result, our operations are subject to customary risks of importing merchandise, including import duties, exchange rates, trade restrictions, work stoppages and general political and socio-economic conditions in other countries. The United States or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which may affect our operations and our ability to purchase imported vehicles and/or parts at reasonable prices. The relative weakness of the U.S. dollar against foreign currencies may adversely affect our cost of purchase of certain vehicles, which may also result in an increase in the retail price of such vehicles, which could discourage consumers from purchasing such vehicles. This could adversely impact our profitability.

A decline of available financing may adversely affect our sales of vehicles and the results of our finance and insurance business.

The majority of vehicle buyers finance their purchases, particularly those seeking to purchase used vehicles. If there is a decline in the availability of credit or an increase in the cost to consumers for such credit, the ability of consumers to purchase vehicles could be limited, resulting in a decline in our vehicle sales. Retail sales of used vehicles generally have higher gross margins than new vehicles. A decline in our vehicle sales could have a material adverse effect on our revenues and an adverse effect on our profitability.

RISKS RELATED TO OUR ACQUISITION STRATEGY

If we are unable to acquire and successfully integrate additional dealerships, we will be unable to realize desired results from our growth through acquisition strategy and acquired operations will drain resources from comparatively profitable operations.

We believe that the automobile retailing industry is a mature industry whose sales are significantly impacted by the prevailing economic climate in local markets. Accordingly, we believe that our future growth depends in part on our ability to manage expansion, control costs in our operations and acquire and integrate acquired dealerships into our organization. In pursuing our strategy of acquiring other dealerships, we face risks commonly encountered with growth through acquisitions. These risks include, but are not limited to:

- failing to obtain manufacturers' consents to acquisitions of additional franchises;
- incurring significant transaction related costs for both completed and failed acquisitions;
- incurring significantly higher capital expenditures and operating expenses;
- failing to integrate the operations and personnel of the acquired dealerships and impairing relationships with employees;
- incurring undisclosed liabilities at acquired dealerships;
- disrupting our ongoing business and diverting our management resources to newly acquired dealerships; and
- impairing relationships with manufacturers and customers as a result of changes in management.

We may not adequately anticipate all the demands that our growth will impose on our personnel, procedures and structures, including our financial and reporting control systems, data processing systems and management structure. Moreover, our failure to retain qualified management personnel at any acquired dealership may increase the risk associated with integrating the acquired dealership. If we cannot adequately anticipate and respond to these demands, we may fail to realize acquisition synergies and our resources will be focused on incorporating new operations into our structure rather than on areas that may be more profitable. See also "Risk Factors Related to our Dependence on Vehicle Manufacturers—Manufacturers' restrictions on acquisitions may limit our future growth and impact our profitability."

There is competition to acquire automotive dealerships, and we may not be able to fully implement our growth through acquisition strategy if attractive targets are acquired by competing buyers or if the market drives prices to the point where an acceptable rate of return is not achievable.

We believe that the United States automotive retailing market is fragmented and offers many potential acquisition candidates that meet our target criteria. However, we compete with several other national, regional and local dealer groups, and other strategic and financial buyers, some of which may have greater financial resources. Competition for attractive acquisition targets may result in fewer acquisition opportunities for us, and increased acquisition costs. We will have to forego acquisition opportunities to the extent that we cannot negotiate acquisitions on acceptable terms.

OTHER RISKS RELATED TO OUR BUSINESS

Failure to comply with certain covenants in our debt and lease agreements could adversely affect our ability to conduct our business and adversely affect our compliance with our Committee Credit Facility.

We have certain debt service obligations. As of December 31, 2007, we had total debt of $482.3 million, excluding floor plan notes payable and the effects of our fair value hedge on our 8% Notes. In addition, we and our subsidiaries have the ability to obtain additional debt from time to time to finance acquisitions, real property purchases, capital expenditures or for other purposes, subject to the restrictions contained in our Committed Credit Facility and the indentures governing our 8% Notes and our 7.625% Notes. We will have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.

In addition, we have operating and financial restrictions and covenants in our debt instruments, including our Committed Credit Facility and the indentures under our 8% Notes and our 7.625% Notes. These place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, and to make certain payments (including dividends and repurchases of our shares and investments). Our Committed Credit Facility requires us to maintain certain financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. A breach of any of the covenants in our debt instruments or our inability to comply with the required financial ratios could result in an event of default, which, if not cured or waived, could have a material adverse effect on us. In the event of any default under our Committed Credit Facility, the payment of all outstanding borrowings could be accelerated, together with accrued and unpaid interest and other fees, and we would be required to apply our available cash to repay these borrowings or could be prevented from making debt service payments on our 8% Notes, our 7.625% Notes, and our 3% Notes, any of which would be an event of default under the respective indentures for such Notes. In addition, as a result of entering into a number of sale-leaseback agreements, a number of our dealerships are located on properties that we lease. Each of the leases governing such properties has certain covenants with which we must comply.

The loss of key personnel may adversely affect our business.

Our success depends to a significant degree upon the continued contributions of our management team. Manufacturer dealer or framework agreements may require the prior approval of the applicable manufacturer before any change is made in dealership general managers. The loss of the services of one or more of these key employees may materially impair the profitability of our operations.

In addition, we may need to hire additional managers as we expand. Potential acquisitions are viable to us only if we are able to retain experienced managers or obtain replacement managers should the owner or manager of the acquired dealership not continue to manage the business. The market for qualified employees in the industry and in the regions in which we operate, particularly for general managers and sales and service personnel, is highly competitive and may subject us to increased labor costs during periods of low unemployment. The loss of the services of key employees or the inability to attract additional qualified managers may adversely affect the ability of our dealerships to conduct their operations in accordance with the standards set by us or the manufacturers.

We depend on our executive officers as well as other key personnel. Most of our key personnel not are bound by employment agreements, and those with employment agreements are bound only for a limited period of time. Further, we do not maintain "key man" life insurance policies on any of our executive officers or key personnel. If we are unable to retain our key personnel, we may be unable to successfully develop and implement our business plans.

Our capital costs and our results of operations may be materially and adversely affected by changes in interest rates.

We generally finance our purchases of new vehicle inventory and have the ability to finance the purchase of used vehicle inventory using floor plan credit facilities under which we are charged interest at floating rates. In addition, we have the ability to obtain capital for general corporate purposes, dealership acquisitions and property purchases and improvements under predominantly floating interest rate credit facilities. Therefore, our interest expense from variable rate debt will rise with increases in interest rates. In addition, a significant rise in interest rates may also have the effect of depressing demand in the interest rate sensitive aspects of our business, particularly new and used vehicle sales, because many of our customers finance their vehicle purchases. As a result, rising interest rates may have the effect of simultaneously increasing our costs and reducing our revenues. Given our debt composition as of December 31, 2007, each one percent increase in market interest rates would increase our total annual interest expense, including floor plan interest, by $5.5 million.

We receive interest credit assistance from certain automobile manufacturers, which is reflected as a reduction in the cost of inventory on the balance sheet and is recognized as a reduction in cost of sales. Although we can provide no assurance as to the amount of future floor plan credits, it is our expectation, based on historical experience that an increase in prevailing interest rates would result in increased interest credit assistance from certain automobile manufacturers. Our operations are subject to substantial laws and regulations and related claims and proceedings, any of which could adversely affect our business and financial results.

We are subject to a wide range of federal, state and local laws and regulations, including local licensing requirements. These laws regulate the conduct of our business, including motor vehicle and retail installment sales practices; leasing; sales of finance, insurance and vehicle protection products; truth in lending; deceptive trade practices; consumer protection; consumer privacy; money laundering; advertising; land use and zoning; health and safety and employment practices. Environmental laws and regulations govern, among other things, discharges into the air and water, storage of petroleum substances and chemicals, the handling and disposal of wastes and remediation of contamination arising from spills and releases. If we or our employees at the individual dealerships violate or are alleged to violate these laws and regulations, we could be subject to individual or consumer class actions, administrative, civil or criminal actions investigations or actions and adverse publicity. Such actions could expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including suspension or revocation of our licenses and franchises to conduct dealership operations. Some jurisdictions regulate finance fees and administrative or document fees that may be charged in connection with vehicle sales, which could restrict our ability to generate revenue from these activities.

Future changes in financial accounting standards or practices or existing taxation rules or practices may affect our reported results of operations.

A change in accounting standards or practices or a change in existing taxation rules or practices can have a significant effect on our reported results and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements and taxation practices have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, in December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141R "Business Combinations," to provide greater transparency to the information that a reporting entity provides in its financial reports about a business combination and its effects. A substantial change brought about by SFAS No. 141R is the requirement to expense all acquisition related costs in pre-acquisition periods. SFAS No. 141R is effective for fiscal periods beginning after December 15, 2008. We expect that the adoption of SFAS No. 141R will negatively impact our income before taxes by $0.1 million to $0.3 million per acquisition.

During 2007, the FASB issued, but subsequently repealed, FSP–ABA 14-a, which was a proposal to change the accounting for convertible debt that may be settled in cash upon conversion. Should the FASB decided to issue FSP-ABA 14-a, such proposal would cause an increase to our interest expense by $4.1 million in 2009.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

We lease our corporate headquarters, which is located at 622 Third Avenue, 37th Floor, New York, New York. In addition, as of December 31, 2007, we had 124 franchises situated in 93 dealership locations throughout eleven states. As of December 31, 2007, we leased 81 of these locations and owned the remainder. We have two locations in North Carolina, one location in Mississippi and one location in St. Louis where we lease the land but own the building facilities. These locations are included in the leased column of the table below. In addition, we operate 24 collision repair centers. We lease 16 of these collision repair centers and own the remainder.

	Dealerships		Collision Repair Centers	
	Owned	Leased	Owned	Leased
Coggin Automotive Group	3	17(a)(b)	3	4
Courtesy Autogroup	1	9(d)	2	—
Crown Automotive Company	3	16(c)	—	2
David McDavid Auto Group	—	7	—	5
Gray-Daniels Auto Family	1	6	—	1
Nalley Automotive Group	—	15	3	1
California Dealerships	—	4	—	—
Northpoint Auto Group	—	6	—	2
Plaza Motor Company	4	1	—	1
Total	12	81	8	16

(a) Includes one dealership that leases a new vehicle facility and operates a separate used vehicle facility that is owned.

(b) Includes two pending divestitures as of December 31, 2007, which were completed in the first quarter of 2008.
(c) Includes two pending divestitures as of December 31, 2007.
(d) Includes one pending divestiture as of December 31, 2007.

Item 3. Legal Proceedings

From time to time, we and our dealerships are named in claims, including class action claims, involving the manufacture and sale or lease of motor vehicles, including but not limited to the charging of administrative fees, the operation of dealerships, contractual disputes and other matters arising in the ordinary course of our business. With respect to certain of these claims, the manufacturers of motor vehicles or the sellers of dealerships that we have acquired have indemnified us. We do not expect that any potential liability from these claims will materially affect our financial condition, liquidity, results of operations or financial statement disclosures.

As previously reported, we were involved in a breach of contract action in Arkansas state court that commenced on or about February 24, 2004, relating to amounts allegedly due the parties from whom we purchased assets in the pilot "Price 1" program. We discontinued this program in the third quarter of 2003. Patric Brosh, Mark Lunsford, Mel Anderson and their companies, NCAS, L.L.C. and New Century Auto Sales Corporation, sought damages in excess of $23.0 million for purported breach of their Purchase Agreement and Employment Agreements due to discontinuation of the pilot "Price 1" program. On May 14, 2007, we received a jury verdict that we had no liability to the plaintiffs under the agreements and the case was dismissed in its entirety. Plaintiffs did not appeal the judgment against them. We have appealed the court's denial of our application to recover our attorneys' fees.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "ABG". Quarterly information concerning (i) our high and low closing sales price per share of our common stock as reported by the NYSE and (ii) the cash dividends that we paid to our stockholders, in 2007 and 2006, is as follows:

	High	Low	Dividend (per share)
Fiscal Year Ended December 31, 2006			
First Quarter	$20.55	$16.11	$ —
Second Quarter	22.15	19.27	—
Third Quarter	21.37	20.00	0.20
Fourth Quarter	26.08	20.65	0.20
Fiscal Year Ended December 31, 2007			
First Quarter	$28.50	$22.94	$ 0.20
Second Quarter	29.82	24.22	0.20
Third Quarter	25.29	19.01	0.225
Fourth Quarter	21.27	14.84	0.225

On February 27, 2008, the last reported sale price of our common stock on the New York Stock Exchange was $15.00 per share, and there were approximately 81 record holders of our common stock.

On January 31, 2008, our board of directors declared a $0.225 per share cash dividend payable on February 29, 2008 to stockholders of record as of the close of business on February 8, 2008. This was the seventh consecutive quarter that a dividend was paid.

The repurchase of stock and payment of dividends are subject to certain limitations under the terms of our 8% Notes, 7.625% Notes and Committed Credit Facility. Such limits are increased each quarter by 50% of our net income and decreased by any dividend payments or share repurchases during the period. As of December 31, 2007, our ability to repurchase shares of our outstanding common stock or pay cash dividends was limited to $16.1 million under the most restrictive provision. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on then applicable contractual restrictions contained in our financing credit facilities and other agreements, our results of operations, earnings, capital requirements and other factors considered relevant by our board of directors.

Period	Total Number of Shares Purchases	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Program(1)
10/01/07 – 10/31/07	382,100	$19.76	382,100	980,000
11/01/07 – 11/30/07	—	$ —	—	980,000
12/01/07 – 12/31/07	—	$ —	—	980,000
Total	382,100	$19.76	382,100	980,000

(1) On August 13, 2007, we announced that our board of directors authorized the repurchase of up to 2.0 million shares of the Company's common stock. This share repurchase program is to be completed by the end of 2008. The 10b5-1 trading plan under which we have been repurchasing our shares of common stock was adopted on August 21, 2007.

PERFORMANCE GRAPH

The following graph furnished by the Company shows the value as of December 31, 2007, of a $100 investment in the Company's common stock made on March 14, 2002, as compared with similar investments based on (i) the value of the S & P 500 Index (with dividends reinvested) and (ii) the value of a market-weighted Peer Group Index composed of the common stock of AutoNation, Inc., Sonic Automotive, Inc., Group 1 Automotive, Inc., Penske Automotive Group, Inc. and Lithia Motors, Inc., in each case on a "total return" basis assuming reinvestment of dividends. The market-weighted Peer Group Index values were calculated from the beginning of the performance period. The stock performance shown below is not necessarily indicative of future performance.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2007
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2002
2003
2004
2005
2006
2007
ASBURY AUTO GRP
S&P 500 Index - Total Return
Peer Group

Item 6. Selected Financial Data

The accompanying income statement data for the years ended December 31, 2006, 2005, 2004, and 2003 have been reclassified to reflect the status of our discontinued operations as of December 31, 2007.

Income Statement Data:	For the Years Ended December 31, 2007	2006	2005	2004	2003
	(in thousands, except per share data)				
Revenues:					
New vehicle	$3,385,225	$3,425,074	$3,267,935	$2,945,728	$2,510,751
Used vehicle	1,462,920	1,443,899	1,315,907	1,151,738	1,030,733
Parts, service and collision repair	702,633	670,520	626,443	556,666	476,624
Finance and insurance, net	162,189	154,894	146,566	128,426	107,922
Total revenues	5,712,967	5,694,387	5,356,851	4,782,558	4,126,030
Cost of sales	4,823,523	4,823,609	4,549,899	4,061,596	3,496,470
Gross profit	889,444	870,778	806,952	720,962	629,560
Selling, general and administrative expenses	(685,632)	(663,856)	(627,146)	(569,921)	(489,040)
Depreciation and amortization	(21,492)	(20,061)	(19,441)	(17,989)	(17,474)
Other operating (expense) income, net	(958)	1,485	(552)	690	1,461
Income from operations	181,362	188,346	159,813	133,742	124,507
Other income (expense):					
Floor plan interest expense	(43,107)	(40,533)	(27,597)	(18,372)	(14,253)
Other interest expense	(39,245)	(44,185)	(40,841)	(39,053)	(39,932)
Interest income	4,336	5,111	966	744	444
Loss on extinguishment of long-term debt	(18,523)	(1,144)	—	—	—
Total other expense, net	(96,539)	(80,751)	(67,472)	(56,681)	(53,741)
Income before income taxes	84,823	107,595	92,341	77,061	70,766
Income tax expense	30,537	40,506	34,573	28,721	26,891
Income from continuing operations	54,286	67,089	57,768	48,340	43,875
Discontinued operations, net of tax	(3,331)	(6,340)	3,313	1,733	(28,688)
Net income	$ 50,955	$ 60,749	$ 61,081	$ 50,073	$ 15,187
Income from continuing operations per common share:					
Basic	$ 1.67	$ 2.02	$ 1.77	$ 1.49	$ 1.34
Diluted	$ 1.63	$ 1.97	$ 1.76	$ 1.48	$ 1.34
Cash dividends declared per common share	$ 0.85	$ 0.40	—	—	—

Balance Sheet Data:	As of December 31, 2007	2006	2005	2004	2003
	(in thousands)				
Working Capital	$ 320,755	$ 412,009	$ 346,954	$ 295,496	$ 259,784
Inventories	769,992	775,313	709,791	761,557	650,397
Total assets	2,016,300	2,030,837	1,930,800	1,897,959	1,814,279
Floor plan notes payable	673,951	700,777	614,382	650,948	602,167
Long-term debt	473,851	454,010	472,427	492,536	557,408
Total shareholders' equity	584,225	611,833	547,766	481,732	434,825

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

We are one of the largest automotive retailers in the United States, operating 124 franchises (93 dealership locations) in 22 metropolitan markets within 11 states as of December 31, 2007. We offer an extensive range of automotive products and services, including new and used vehicles, vehicle maintenance, replacement parts, collision repair services, and financing, insurance and service contracts. We offer 35 domestic and foreign brands of new vehicles, including six heavy truck brands. We also operate 24 collision repair centers that serve our markets.

Our retail network is currently organized into primarily four regions and includes nine locally branded dealership groups: (i) Florida (comprising our Coggin dealerships, operating primarily in Jacksonville, Fort Pierce and Orlando, and our Courtesy dealerships operating in Tampa), (ii) West (comprising our McDavid dealerships operating throughout Texas, our North Point dealerships operating in Little Rock, Arkansas and our California dealerships operating in Los Angeles, Sacramento and Fresno), (iii) Mid-Atlantic (comprising our Crown dealerships operating in New Jersey, North Carolina, South Carolina and Virginia) and (iv) South (comprising our Nalley dealerships operating in Atlanta, Georgia). Our Plaza dealerships operating in St. Louis, Missouri and our Gray Daniels dealerships operating in Jackson, Mississippi remain standalone operations. We will continue to acquire single point dealerships or small dealership groups in our existing market areas, as well as large luxury franchises outside our existing markets, to grow our business, increase the number of vehicle brands we offer and to create a larger gross profit base over which to spread overhead costs.

Our revenues are derived primarily from four offerings: (i) the sale of new vehicles to individual retail customers ("new retail") and the sale of new vehicles to commercial customers ("fleet") (the terms "new retail" and "fleet" being collectively referred to as "new"); (ii) the sale of used vehicles to individual retail customers ("used retail") and the sale of used vehicles to other dealers at auction ("wholesale") (the terms "used retail" and "wholesale" being collectively referred to as "used"); (iii) maintenance and collision repair services and the sale of automotive parts at retail and wholesale (collectively referred to as "fixed operations"); and (iv) the arrangement of vehicle financing and the sale of various insurance and warranty products (collectively referred to as "F&I"). We evaluate the results of our new and used vehicle sales based on unit volumes and gross profit per vehicle retailed ("PVR"), our fixed operations based on aggregate gross profit, and F&I based on dealership generated F&I PVR. We assess the organic growth of our revenue and gross profit by comparing the year-to-year results of stores that we have operated for at least twelve months.

The organic growth of our company is dependent upon the execution of our balanced automotive retailing and service business strategy as well as our strong brand mix, which is heavily weighted towards luxury and mid-line import brands. Sales of vehicles have historically fluctuated with general macroeconomic conditions, including consumer confidence, availability of consumer credit and fuel prices. We believe that any future negative trends in new vehicle sales will be mitigated by (i) the stability of our fixed operations, (ii) our variable cost structure and (iii) our advantageous brand mix. Historically, our brand mix has been less affected by market volatility than the U.S. automobile industry as a whole. We expect the recent industry-wide gain in market share of the luxury and mid-line import brands to continue in the near future.

Our gross profit margin varies with our revenue mix. The sale of new vehicles generally results in lower gross profit margin than used vehicle sales and revenues generated from our fixed operations business. As a result, when used vehicle and fixed operations revenue increases as a percentage of total revenue, we expect our overall gross profit margin to increase. We continue to implement new initiatives specifically designed to accelerate the growth of our high margin businesses and to leverage our selling, general and administrative ("SG&A") expense structure.

SG&A expenses consist primarily of fixed and incentive-based compensation, advertising, rent, insurance, utilities and other customary operating expenses. A significant portion of our selling expenses is variable (such as sales commissions), or controllable expenses (such as advertising), generally allowing our cost structure to adapt to changes in the retail environment. We evaluate commissions paid to salespeople as a percentage of retail vehicle gross profit and all other SG&A expenses in the aggregate as a percentage of total gross profit.

Our operations are generally subject to seasonal variations as we tend to generate more revenue and operating income in the second and third quarters than in the first and fourth quarters of the calendar year. Generally, the seasonal variations in our operations are caused by factors relating to weather conditions, changes in manufacturer incentive programs, model changeovers and consumer buying patterns, among other things. Over the past several years, certain automobile manufacturers have used a combination of vehicle pricing and financing incentive programs to generate increased customer demand for new vehicles. We anticipate that the manufacturers will continue to use these incentive programs in the near future to drive demand for their product offerings.

RESULTS OF OPERATIONS

Year Ended December 31, 2007, Compared to Year Ended December 31, 2006

	For the Years Ended December 31,					
	2007	% of Gross Profit	2006	% of Gross Profit	Increase (Decrease)	% Change
			(In thousands)			
REVENUES:						
New vehicle	$3,385,225		$3,425,074		(39,849)	(1)%
Used vehicle	1,462,920		1,443,899		19,021	1%
Parts, service and collision repair	702,633		670,520		32,113	5%
Finance and insurance, net	162,189		154,894		7,295	5%
Total revenues	5,712,967		5,694,387		18,580	— %
COST OF SALES	4,823,523		4,823,609		(86)	— %
GROSS PROFIT	889,444	100%	870,778	100%	18,666	2%
OPERATING EXPENSES:						
Selling, general and administrative	(685,632)	(77)%	(663,856)	(76)%	21,776	3%
Depreciation and amortization	(21,492)	(3)%	(20,061)	(2)%	1,431	7%
Other operating (expense) income, net	(958)	— %	1,485	— %	(2,443)	(165)%
Income from operations	181,362	20%	188,346	22%	(6,984)	(4)%
OTHER INCOME (EXPENSE):						
Floor plan interest expense	(43,107)	(5)%	(40,533)	(5)%	2,574	6%
Other interest expense	(39,245)	(4)%	(44,185)	(5)%	(4,940)	(11)%
Interest income	4,336	— %	5,111	— %	(775)	(15)%
Loss on extinguishment of long-term debt	(18,523)	(2)%	(1,144)	— %	17,379	NM%
Total other expense, net	(96,539)	(11)%	(80,751)	(10)%	15,788	20%
Income before income taxes	84,823	10%	107,595	12%	(22,772)	(21)%
INCOME TAX EXPENSE	30,537	4%	40,506	4%	(9,969)	(25)%
INCOME FROM CONTINUING OPERATIONS	54,286	6%	67,089	8%	(12,803)	(19)%
DISCONTINUED OPERATIONS, net of tax	(3,331)	— %	(6,340)	(1)%	(3,009)	(47)%
NET INCOME	$ 50,955	6%	$ 60,749	7%	(9,794)	(16)%
Income from continuing operations per common share—Diluted	$ 1.63		$ 1.97		(0.34)	(17)%
Net income per common share—Diluted	$ 1.53		$ 1.78		(0.25)	(14)%

	For the Years Ended December 31, 2007	2006	Increase (Decrease)	% Change
	(In thousands, except for unit and PVR data)			
Revenue:				
Light vehicle—same store	$5,292,834	$5,271,823	$ 21,011	— %
Acquisitions	115,560	—		
Total light vehicle	5,408,394	5,271,823	136,571	3%
Heavy truck	304,573	422,564	(117,991)	(28)%
Total revenue	$5,712,967	$5,694,387	$ 18,580	— %
Gross Profit:				
Light vehicle—same store	$ 840,363	$ 836,001	$ 4,362	1%
Acquisitions	17,555	—		
Total light vehicle	857,918	836,001	21,917	3%
Heavy truck	31,526	34,777	(3,251)	(9)%
Total gross profit	$ 889,444	$ 870,778	$ 18,666	2%
Retail Units:				
Light vehicle—same store	155,394	159,246	(3,852)	(2)%
Acquisitions	3,187	—		
Total light vehicle	158,581	159,246	(665)	— %
Heavy truck	4,054	5,986	(1,932)	(32)%
Total retail units	162,635	165,232	(2,597)	(2)%
New light vehicle revenue PVR	$ 30,600	$ 30,204	396	1%
New vehicle revenue PVR	$ 31,635	$ 31,806	(171)	(1)%
New light vehicle gross profit PVR	$ 2,308	$ 2,311	(3)	— %
New vehicle gross profit PVR	$ 2,326	$ 2,315	11	— %
Used light vehicle revenue PVR	$ 18,200	$ 17,711	489	3%
Used vehicle revenue PVR	$ 18,330	$ 17,841	489	3%
Used light vehicle gross profit PVR	$ 2,098	$ 2,162	(64)	(3)%
Used vehicle gross profit PVR	$ 2,084	$ 2,159	(75)	(3)%
Light vehicle dealership generated F&I PVR	$ 1,017	$ 935	82	9%
Dealership generated F&I PVR	$ 997	$ 907	90	10%
New light vehicle retail gross margin	7.5%	7.7%	(0.2)%	(3)%
New vehicle retail gross margin	7.4%	7.3%	0.1 %	1%
Used light vehicle retail gross margin	11.5%	12.2%	(0.7)%	(6)%
Used vehicle retail gross margin	11.4%	12.1%	(0.7)%	(6)%
Light vehicle fixed operations gross margin	53.6%	52.7%	0.9%	2%
Fixed operations gross margin	51.7%	50.7%	1.0%	2%
Total light vehicle gross margin	15.9%	15.9%	— %	— %
Total gross margin	15.6%	15.3%	0.3%	2%

Net income decreased $9.8 million (16%) during the 2007 period as a result of a $12.8 million (19%) decrease in income from continuing operations, partially offset by a $3.0 million (47%) decrease in net losses from discontinued operations.

Our income from continuing operations during 2007 and 2006 was impacted by several items shown below (collectively referred to as "2007 Adjusting Items"). We believe that an alternative comparison of our income from continuing operations ("adjusted income from continuing operations"), which is not defined by Generally Accepted Accounting Principles ("GAAP"), can be made by adjusting for items that are not core dealership operating items and should not be considered when forecasting our future results. These 2007 Adjusting items are excluded by management when comparing actual results to forecasted results and are generally not included in external financial estimates of our business.

The non-GAAP measure adjusted income from continuing operations contains material limitations. Although we believe that corporate generated F&I gross profit, retirement benefits expenses, abandoned strategic project expenses, secondary stock offering expenses, losses from the extinguishment of long-term debt and legal settlement claims arising in, and before, the year 2003, are infrequent, and although we do not expect to recognize these items in the future, we cannot assure you that we will not recognize them in the future. Our income from continuing operations may not be comparable with income from continuing operations of other companies to the extent that other companies recognize similar items in income from continuing operations and do not provide disclosure of the amounts. In order to compensate for these limitations we also review the related GAAP measures. In addition, these non-GAAP measures are not defined by GAAP and our definition of each measure may differ from, and therefore may not be comparable to, similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. These non-GAAP measures should not be considered in isolation, or as a substitute for analysis of our operating results as reported under GAAP. Please refer to "Reconciliation of Non-GAAP Financial Information" on page 61 of this report for more information.

	For the Years Ended December 31,		Increase	%
	2007	**2006**	**(Decrease)**	**Change**
	(In thousands)			
Income from continuing operations, as reported	$54,286	$67,089	$(12,803)	(19)%
Loss on extinguishment of long-term debt, net of tax	11,577	717		
Retirement benefits expenses, net of tax	1,844	—		
Legal settlements expense	1,569			
Secondary stock offering expenses*	270	1,073		
Corporate generated F&I gain, net of tax	—	(2,130)		
Gain on sale of a franchise, net of tax	—	(1,565)		
Abandoned strategic project expenses, net of tax	—	1,039		
Adjusted income from continuing operations	$69,546	$66,223	$ 3,323	5%

* *Secondary offering expenses are not deductible for tax purposes; therefore, no tax benefit has been reflected.*

The following discussion excludes the impact of the 2007 Adjusting items as we believe that excluding these items provides a more accurate representation of our year over year core dealership performance. Despite a challenging retail sales and overall weak economic environment in the second half of 2007, our adjusted income from continuing operations increased $3.3 million (5%) as compared to the 2006 period. Contributing to this increase in adjusted income from continuing operations was increased fixed operations and F&I gross profit of $23.0 million (7%) and $7.3 million (5%), respectively, partially offset by (i) our used vehicle operations, which generated $9.1 million (7%) less gross profit during 2007 as compared to 2006, due to a 70 basis point decrease in gross margin, primarily as a result of a softening economic environment in the second half of 2007, and (ii) a 30 basis point increase in our adjusted selling, general and administrative expense ("SG&A") as a percentage of adjusted gross profit. In addition, our other interest expense decreased $4.9 million (11%) due to a lower average effective interest rate on our long-term debt as a result of our long-term debt refinancing, which was substantially completed during the first quarter of 2007 and finalized in the second quarter of 2007.

The $18.6 million increase in total revenue was primarily a result of a $32.1 million (5%) increase in fixed operations revenue, a $19.0 million (1%) increase in used vehicle revenue and a $7.3 million (5%) increase in F&I, partially offset by a $39.8 million (1%) decrease in new vehicle revenue. The increase in used vehicle revenue includes $30.3 million of used vehicle revenue from dealership acquisitions, a $3.8 million (1%) increase in same store wholesale revenue, partially offset by a $15.1 million (1%) decrease in same store retail revenue.

The $39.8 million (1%) decrease in new vehicle revenue includes a $116.9 million (35%) decrease in heavy truck revenue, an $8.3 million decrease in same store light vehicle retail revenue, partially offset by a $68.6 million increase of new vehicle revenue from dealership acquisitions, and a $16.7 million (11%) increase in same store fleet revenue.

The $18.7 million (2%) increase in total gross profit was primarily a result of a $23.0 million (7%) increase in fixed operations gross profit, and a $7.3 million (5%) increase in F&I gross profit, partially offset by a $9.1 million (7%) decrease in used vehicle gross profit. Our total gross profit margin increased 30 basis points to 15.6%.

New Vehicle—

	For the Years Ended December 31,				Increase (Decrease)	% Change
	2007		2006			
	(In thousands, except for unit and PVR data)					
Revenue:						
New retail revenue—same store(1)						
Luxury	$1,093,328	35%	$ 1,064,687	33%	28,641	3%
Mid-line import	1,345,433	42%	1,353,366	41%	(7,933)	(1)%
Mid-line domestic	466,300	15%	498,627	15%	(32,327)	(6)%
Value	32,624	1%	29,270	1%	3,354	11%
Total light vehicle retail revenue—same store	2,937,685		2,945,950		(8,265)	— %
Heavy trucks	216,374	7%	333,283	10%	(116,909)	(35)%
Total new retail revenue—same store(1)	3,154,059	100%	3,279,230	100%	(125,174)	(4)%
New retail revenue—acquisitions	68,621		—			
Total new retail revenues	3,222,680		3,279,233		(56,553)	(2)%
Fleet revenue—same store(1)	162,545		145,841		16,704	11%
Fleet revenue—acquisitions	—		—			
Total fleet revenue	162,545		145,841		16,704	11%
New vehicle revenue, as reported	$3,385,225		$3,425,0743		(39,849)	(1)%
New retail units:						
New retail units—same store(1)						
Luxury	23,169	23%	23,418	23%	(249)	(1)%
Mid-line import	55,274	55%	55,380	54%	(106)	— %
Mid-line domestic	16,049	16%	17,324	17%	(1,275)	(7)%
Value	1,646	2%	1,412	1%	234	17%
Total light vehicle retail units—same store	96,138		97,534		(1,396)	(1)%
Heavy trucks	3,625	4%	5,566	5%	(1,941)	(35)%
Total new retail units— same store(1)	99,763	100%	103,100	100%	(3,337)	(3)%
New retail units—acquisitions	2,108		—			
Retail units—actual	101,871		103,100		(1,229)	(1)%
Fleet units—actual	7,756		7,501		255	3%
Total new units—actual	109,627		110,601		(974)	(1)%
Total light vehicle units—same store	103,894		105,035		(1,141)	(1)%
Total light vehicle units—acquisitions	2,108		—			
Total light vehicle units	106,002		105,035		967	(1)%
New revenue PVR—same store(1)	$ 31,616		$ 31,806		(190)	(1)%
New revenue PVR—actual	$ 31,635		$ 31,806		(171)	(1)%

(1) Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

	For the Years Ended December 31,					
	2007		2006		Increase (Decrease)	% Change
	(In thousands, except for PVR data)					
Gross profit:						
New retail gross profit—same store(1)						
Luxury	$ 85,803	37%	$ 87,233	37%	(1,430)	(2)%
Mid-line import	98,585	43%	98,050	41%	535	1%
Mid-line domestic	35,067	15%	38,175	16%	(3,108)	(8)%
Value	1,878	1%	1,913	1%	(35)	(2)%
Total light vehicle retail gross profit—same store	221,333		225,371		(4,038)	(2)%
Heavy trucks	10,263	4%	13,336	5%	(3,073)	(23)%
Total new retail gross profit—same store(1)	231,596	100%	238,707	100%	(7,111)	(3)%
New retail gross profit—acquisitions	5,405		—			
Total new retail gross profit	237,001		238,707		(1,706)	(1)%
Fleet gross profit—same store(1)	3,117		4,030		(913)	(23)%
Fleet gross profit—acquisitions	—		—			
Total fleet gross profit	3,117		4,030		(913)	(23)%
New vehicle gross profit, as reported	$240,118		$242,737		(2,619)	(1)%
New gross profit PVR—same store(1)	$ 2,321		$ 2,315		6	— %
New gross profit PVR—actual	$ 2,326		$ 2,315		11	— %
New retail gross margin—same store(1)	7.3%		7.3%		— %	— %
New retail gross margin—actual	7.4%		7.3%		0.1%	1%

(1) Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

The $39.8 million (1%) decrease in new vehicle revenue was primarily a result of a $116.9 million (35%) decrease in heavy truck revenue. The decrease in heavy truck revenue was as a result of a 35% decrease in unit sales due to (i) changes in emission laws in January 2007, which pulled forward demand for heavy trucks into 2006 and (ii) a weaker freight hauling market during 2007. Same store light vehicle retail revenue decreased $8.3 million during a challenging retail sales and overall weak economic environment, particularly in the second half of 2007, primarily as a result of a 7% decrease in same store unit sales from mid-line domestic brands as these brands continue to lose market share to mid-line import and luxury brands. In addition, same store retail revenue from our mid-line import brands decreased 1% on flat same store unit sales as manufacturer incentive programs in the prior year resulted in a challenging comparison. However, our same store retail revenue from our luxury brands increased $28.6 million (3%), driven by a 4% increase in revenue PVR as a result of a shift towards higher priced luxury models as luxury brands continue to offer attractive products.

The $2.6 million (1%) decrease in new vehicle gross profit was due to (i) a $3.1 million (8%) decrease in same store gross profit from the sale of mid-line domestic brands, primarily as a result of a 7% decrease in same store unit sales, (ii) a $3.1 million (23%) decrease in heavy truck gross profit as a result of a 35% decrease in heavy truck unit sales and (iii) a $1.4 million (2%) decrease in gross profit from our luxury brands. These decreases in same store gross profit were partially offset by $5.4 million of gross profit from dealerships acquired during 2007.

We expect 2008 to be a challenging retail environment and as a result we expect it to be difficult to maintain our current new vehicle revenue and gross profit levels; however, we expect our light vehicle unit sales to outperform industry-wide U.S. light vehicle unit sales, as we believe the luxury and mid-line import brands will continue to increase market share. In addition, we expect heavy trucks unit sales, revenue and gross profit to continue to decrease in the first half of 2008 as compared to the prior year period, as a result of the adverse impact of the new emission laws on heavy truck demand and a weaker freight hauling market.

Used Vehicle—

	For the Years Ended December 31,		Increase	%
	2007	2006	(Decrease)	Change
	(In thousands, except for unit and PVR data)			
Revenue:				
Retail revenues—same store(1)				
Light vehicle	$1,077,598	$1,092,961	$(15,363)	(1)%
Heavy trucks	15,760	15,513	247	2%
Total used retail revenues—same store(1)	1,093,358	1,108,474	(15,116)	(1)%
Retail revenues—acquisitions	20,470	—		
Total used retail revenues	1,113,828	1,108,474	5,354	— %
Wholesale revenues—same store(1)	339,234	335,425	3,809	1%
Wholesale revenues—acquisitions	9,858	—		
Total wholesale revenues	349,092	335,425	13,667	4%
Used vehicle revenue, as reported	$1,462,920	$1,443,899	19,021	1%
Gross profit:				
Retail gross profit—same store(1)				
Light vehicle	$ 124,408	$ 133,424	$ (9,016)	(7)%
Heavy trucks	16	693	(677)	(98)%
Total used retail gross profit—same store(1)	124,424	134,117	(9,693)	(7)%
Retail gross profit—acquisitions	2,201	—		
Total used retail gross profit	126,625	134,117	(7,492)	(6)%
Wholesale gross profit—same store(1)	(2,487)	(1,070)	(1,417)	(132)%
Wholesale gross profit—acquisitions	(142)	—		
Total wholesale gross profit	(2,629)	(1,070)	(1,559)	(146)%
Used vehicle gross profit, as reported	$ 123,996	$ 133,047	(9,051)	(7)%
Used retail units—same store(1)				
Light vehicle	$ 59,256	$ 61,712	(2,456)	(4)%
Heavy trucks	429	420	9	2%
Total used retail units—same store(1)	59,685	62,132	(2,447)	(4)%
Used retail units—acquisitions	1,079	—		
Used retail units—actual	60,764	62,132	(1,368)	(2)%
Used revenue PVR—same store(1)	$ 18,319	$ 17,841	478	3%
Used revenue PVR—actual	$ 18,330	$ 17,841	489	3%
Used gross profit PVR—same store(1)	$ 2,085	$ 2,159	(74)	(3)%
Used gross profit PVR—actual	$ 2,084	$ 2,159	(75)	(3)%
Used retail gross margin—same store(1)	11.4%	12.1%	(0.7)%	(6)%
Used retail gross margin—actual	11.4%	12.1%	(0.7)%	(6)%

(1) Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

The $19.0 million (1%) increase in used vehicle revenue includes $30.3 million from dealership acquisitions and a $3.8 million (1%) increase in same store wholesale revenue, partially offset by a $15.1 million (1%) decrease in same store retail revenue. The $9.1 million (7%) decrease in used vehicle gross profit was primarily a result of a $9.7 million (7%) decrease in retail gross profit. Our comparison from the prior year continues to be difficult as we have benefited in recent years from (i) targeted initiatives, including the building of experienced used vehicle teams, (ii) our investments in technology to better value trade-ins and improve inventory management and (iii) strong used vehicle sales in the 2006 period in Houston and Mississippi in the aftermath of hurricane Katrina. In addition, we have experienced reduced used vehicle sales to sub-prime customers as a result of the weakening economy and tighter lending practices, particularly in the second half of 2007. We are closely managing our sub-prime business and continue to believe there is opportunity to improve our used vehicle profitability by offering appropriately priced used vehicle inventory.

The strong used vehicle wholesale environment during the second and third quarters significantly increased the cost to acquire used vehicle inventory, increasing pressure on our used retail margins and used retail unit sales in the second half of 2007. In addition, we believe used vehicle customers were attracted to competitively priced mid-line import and mid-line domestic new vehicles as a result of manufacturer incentive programs.

During the third quarter of 2007, we began a strategic initiative to realign our inventory to (i) serve the broader used vehicle market and (ii) lower our inventory in response to the slower retail environment. Although our same store wholesale losses increased $1.4 million during 2007 and our retail margins decreased 6% while lowering our used vehicle inventory by 13%, we believe our used vehicle inventory is better aligned with customer demand. We expect that this improvement in our used vehicle inventory should mitigate the impact of the slower automotive retail selling season and challenging economic environment on our used vehicle performance. In addition, we continue to focus on the growth of all used vehicle product offerings including factory certified, traditional and cash cars. We expect used vehicle unit sales to decrease by 5% to 8% in 2008 as compared to 2007.

Fixed Operations—

	For the Years Ended December 31,			
	2007	2006	Increase (Decrease)	% Change
	(In thousands)			
Revenue:				
Light vehicle—same store(1)	$625,585	$608,804	$16,781	3%
Heavy trucks	63,095	61,716	1,379	2%
Total revenue—same store(1)	688,680	670,520	18,160	3%
Revenues—acquisitions	13,953	—		
Parts, service and collision repair revenue, as reported	$702,633	$670,520	$32,113	5%
Gross profit:				
Light vehicle—same store(1)	$335,390	$320,541	$14,849	5%
Heavy trucks	20,319	19,559	760	4%
Total gross profit—same store(1)	355,709	340,100	15,609	5%
Gross profit—acquisitions	7,432	—		
Parts, service and collision repair gross profit, as reported	$363,141	$340,100	$23,041	7%
Parts, service and collision repair gross margin	51.7%	50.7%	1.0	2%

(1) Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

The $32.1 million (5%) increase in fixed operations revenues and $23.0 million (7%) increase in fixed operations gross profit was primarily due to a 8% and 10% increase in our "customer pay" parts and service revenue and gross profit, respectively. We continue to experience decreases in our warranty business as warranty revenue and gross profit decreased $1.6 million (1%) and $1.0 million (2%), respectively, as a result of improvements in the quality of vehicles produced in recent years, which has decreased our warranty repair work. As a result, we have focused on our customer pay business and expect our fixed operations sales to continue to grow as we (i) continue to invest in additional service capacity, (ii) upgrade equipment, (iii) improve customer retention and customer satisfaction, (iv) capitalize on our regional training programs and (v) add service advisors and skilled technicians to meet anticipated future demand, especially from the increased market share of the luxury import and mid-line import brands. In addition, we expect to recognize improved fixed operations gross profit in the future from heavy trucks as a result of the addition of service capacity and as the customers who purchased vehicles prior to the emission law changes begin to bring their vehicles in for maintenance and repairs.

Finance and Insurance, net—

	For the Years Ended December 31,		Increase (Decrease)	% Change
	2007	2006		
	(In thousands, except for PVR data)			
Dealership generated F&I, net—same store(1)				
Light vehicle	$158,626	$148,908	$ 9,718	7%
Heavy trucks	905	901	4	— %
Dealership generated F&I, net—same store(1)	159,531	149,809	9,722	6%
Dealership generated F&I—acquisitions	2,658	—		
Dealership generated F&I, net	162,189	149,809	12,380	8%
Corporate generated F&I	—	1,685		
Corporate generated F&I gain	—	3,400		
Finance and insurance, net as reported	$162,189	$154,894	$ 7,295	5%
Dealership generated F&I PVR—same store(2)	$ 1,001	$ 907	$ 94	10%
Dealership generated F&I PVR—actual	$ 997	$ 907	$ 90	10%
F&I PVR-actual	$ 997	$ 937	$ 60	6%

(1) Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

(2) Refer to "Reconciliation of Non-GAAP Financial Information" on page 61 of this report for further discussion regarding dealership generated F&I profit PVR.

We evaluate our F&I performance on a PVR basis by dividing our total F&I gross profit by the number of retail vehicles sold during the period. During 2003, we renegotiated a contract with one of our third-party F&I product providers, which resulted in the recognition of $1.7 million of income in 2006 that was not attributable to retail vehicles sold during that year. In addition, during 2006 we recognized a $3.4 million corporate generated F&I gain (corporate generated F&I and corporate generated F&I gain being collectively referred to as the "2007 Adjusting items") from the sale of our remaining interest in a pool of extended service contracts, which was the source of our corporate generated F&I. We believe that an alternative comparison of our F&I ("dealership generated F&I"), can be made by adjusting for items that are not core dealership operating items and should not be considered when forecasting our future results. These 2007 Adjusting items are excluded by management when comparing actual results to forecasted results and are generally not included in external financial estimates of our business.

However, this non-GAAP measure has material limitations, including the fact that although we believe the recognition of corporate generated F&I and corporate generated F&I gains are infrequent and that we do not expect to recognize these items in the future, we cannot assure you that we will not recognize similar amounts of F&I in the future. In addition, these non-GAAP measures are not defined by GAAP and our definition of each measure may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. In order to compensate for these limitations we also review the related GAAP measures. These non-GAAP measures should not be considered in isolation, or as a substitute for analysis of our operating results as reported under GAAP. Please refer to "Reconciliation of Non-GAAP Financial Information" on page 61 of this report for further discussion regarding dealership generated F&I.

F&I increased $7.3 million (5%) during 2007. Included in F&I for the year ended December 31, 2006, was a $3.4 million corporate generated gain related to sale of our remaining interest in a pool of extended service contracts and $1.7 million related to corporate generated F&I.

Dealership generated F&I increased $12.4 million (8%) as a result of a $90 increase in dealership generated F&I PVR, partially offset by a 2% decrease in retail unit sales. The increase in dealership generated F&I PVR was attributable to (i) increased customer acceptance rates on sales of our aftermarket products and services, (ii) lengthening in finance contract terms during 2007, (iii) improved F&I performance of the bottom third of our stores and (iv) the performance of F&I retrospective programs. Overall F&I performance is dependant on retail unit sales and F&I PVR and we anticipate F&I PVR will increase in the future as a result of (a) the improvement of the F&I operations at our lower-performing franchises and (b) as to the continued refinement and enhancement the menu of products we offer our customers.

Selling, General and Administrative—

	For the Year Ended December 31,				% of Gross Profit Increase (Decrease)	% of Gross Profit % Change
	2007	% of Gross Profit	2006	% of Gross Profit		
	(Dollars in thousands)					
Personnel costs	$312,769	35.1%	$310,470	35.6%	(0.5)	(1)%
Sales compensation	98,316	11.1%	99,370	11.4%	(0.3)	(3)%
Share-based compensation	5,942	0.7%	4,955	0.6%	0.1	17%
Outside services	62,784	7.1%	53,854	6.2%	0.9	15%
Advertising	49,839	5.6%	48,345	5.6%	—	— %
Rent	57,078	6.4%	52,682	6.0%	0.4	7%
Utilities	18,492	2.1%	17,855	2.1%	—	— %
Insurance	15,039	1.7%	13,788	1.6%	0.1	6%
Other	65,373	7.3%	62,537	7.1%	0.2	3%
Selling, general and administrative	$685,632	77.1%	$663,856	76.2%	0.9	1%
Adjustments to SG&A:						
Legal settlements expense	(2,511)		—			
Adjusted selling, general and administrative	$683,121	76.8%	$663,856	76.2%	0.6	1%
Gross Profit	$889,444		$870,778			
Adjustments to Gross Profit:						
Corporate generated F&I gain	—		(3,400)			
Adjusted gross profit	$889,444	76.8%	$867,378	76.5%	0.3%	— %

SG&A expense as a percentage of gross profit was 77.1% for 2007, as compared to 76.2% for 2006. Included in SG&A expense during 2007 was $2.5 million of legal claims arising in, and before, the year 2003. Included in gross profit during 2006 was a $3.4 million corporate generated F&I gain related to the sale of our remaining interest in a pool of extended service contracts. We believe that an alternative comparison of our selling, general and administrative expense as a percentage of gross profit ("adjusted SG&A as a percentage of adjusted gross profit"), can be made by adjusting for items that are not core dealership operating items and should not be considered when forecasting our future results. These 2007 Adjusting items are excluded by management when comparing actual results to forecasted results and are generally not included in external financial estimates of our business.

However, this non-GAAP measure has material limitations including the fact that although we believe the recognition of legal settlements expense and corporate generated F&I gains are infrequent and that we do not expect to recognize corporate generated F&I gains in the future, we cannot assure you that we will not recognize similar amounts in the future. In addition, these non-GAAP measures are not defined by GAAP and our definition of each measure may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. In order to compensate for these limitations we also review the related GAAP measures. These non-GAAP measures should not be considered in isolation, or as a substitute for analysis of our operating results as reported under GAAP. Please refer to "Reconciliation of Non-GAAP Financial Information" for further discussion regarding adjusted SG&A expense as a percentage of adjusted gross profit.

Excluding the $2.5 million of legal settlements expense during 2007 and the $3.4 million corporate generated F&I gain during 2006, adjusted SG&A expense as percentage of adjusted gross profit increased 30 basis points to 76.8%. The 30 basis point increase was primarily a result of the de-leveraging impact on our cost structure from the decline in vehicle sales volumes as well as increased outside service expense and a 40 basis point increase in rent expense, partially offset by decreased personnel expense and sales compensation expense. We have implemented several expense control initiatives including more efficient advertising practices, personnel reductions and revised compensation structures. The impact of these initiatives was partially offset by increased rent expense from dealership acquisitions and the expansion of our service capacity. SG&A expense as a percentage of gross profit is heavily dependent on our retail operations and therefore, we believe it will be difficult to maintain our current SG&A expense as a percentage of gross profit in 2008, in what we expect to be a challenging retail environment.

Other Operating (Expense) Income—

Other Operating (Expense) Income includes amounts that were previously classified as Other Non-Operating Income (Expense) and Selling, General and Administrative on our Consolidated Statements of Income for the year ended December 31, 2006. The amounts include gains and losses from the sale of property and equipment, income derived from sub-lease arrangements and other non-core dealership related items. Included in Other Operating (Expense) Income during 2007 included $3.0 million of retirement benefits expenses associated with the retirement of our former CEO, and $0.3 million associated with a secondary stock offering, for which we did not receive any proceeds. Other Operating Income (Expense) during 2006 included a $2.6 million gain on the sale of a franchise that was not placed into discontinued operations, because we expect that increased cash flows of our current operations will replace those of the sold franchise.

Depreciation and Amortization—

The $1.4 million (7%) increase in depreciation and amortization expense was a result of property and equipment acquired during 2007 and 2006.

Other Income (Expense)—

The $2.6 million (6%) increase in floor plan interest expense was primarily attributable to higher average inventory levels during 2007 and to a lesser extent higher interest rates during 2007 as compared to 2006.

The $4.9 million (11%) decrease in other interest expense was primarily attributable to a lower effective rate on our long-term debt as a result of our long-term debt refinancing, which was substantially completed in the first quarter of 2007 and finalized in the second quarter of 2007.

We recognized an $18.5 million loss in connection with our long-term debt refinancing. The $18.5 million loss includes (i) a $12.9 million premium on the repurchase of the 9% Notes and 8% Notes, (ii) $5.5 million of costs associated with a pro-rata write-off of unamortized debt issuance costs related to our 9% Notes and 8% Notes, and (iii) $0.1 million of costs associated with a pro-rata write-off of the unamortized value of our terminated fair value swap associated with the 8% Notes.

During the 2006 period, we recognized a $1.1 million loss on the extinguishment of $17.6 million of our 8% Notes.

Income Tax Expense—

The $10.0 million (25%) decrease in income tax expense was a result of (i) a $22.8 million (21%) decrease in our income before income taxes, (ii) $0.4 million related to the reversal of a deferred tax asset valuation allowance related to a tax benefit we now expect to realize and (iii) $0.6 million related to tax credits recognized for employing individuals in the areas affected by Hurricane Katrina. We anticipate that our effective tax rate will be between 37.8% and 38.3% in 2008.

Discontinued Operations—

	For the Year Ended December 31, 2007			For the Year Ended December 31, 2006		
	Sold	Pending Disposition	Total	Sold(b)	Pending Disposition(a)	Total
	(Dollars in thousands)					
Franchises	2	4	6	12	3	15
Net operating losses from sold or closed franchises, net of tax	$(1,551)	—	$(1,551)	$(4,661)	$—	$(4,661)
Net operating income (loss) from franchises held for sale, net of tax	—	(460)	(460)	—	60	60
Net divestiture income (expense), including net gain on sale of franchises, net of tax	(1,320)	—	(1,320)	(1,739)	—	(1,739)
Discontinued operations, net of tax	$(2,871)	$(460)	$(3,331)	$(6,400)	$ 60	$(6,340)

(a) Businesses were pending disposition as of December 31, 2007.

(b) Businesses were sold between January 1, 2006 and December 31, 2007.

During the 2007 period, we sold two franchises (two dealership locations), and as of December 31, 2007, we were actively pursuing the sale of five franchises (four franchises are classified as discontinued operations). The $3.3 million, net of tax, loss from discontinued operations for the 2007 period is a result of (i) $1.3 million, net of tax, of divestiture expense associated with the sale of the two franchises mentioned above, (ii) $0.4 million of operating losses associated with franchises held for sale as of December 31, 2007 and (iii) $1.6 million, net of tax, of net operating losses of sold franchises. The $6.3 million, net of tax, loss from discontinued operations for the 2006 period, includes (i) $4.7 million, net of tax, of operating losses of franchises sold or closed in 2007 and 2006, (ii) $0.1 million of net operating income from franchises held for sale as of December 31, 2007 and (iii) $1.7 million, net of tax, of net divestiture expense associated with franchises sold during the 2006 period.

RESULTS OF OPERATIONS

Year Ended December 31, 2006, Compared to Year Ended December 31, 2005

	For the Years Ended December 31,					
	2006	% of Gross Profit	2005	% of Gross Profit	Increase (Decrease)	% Change
			(In thousands)			
REVENUES:						
New vehicle	$3,425,074		$3,267,935		157,139	5%
Used vehicle	1,443,899		1,315,907		127,992	10%
Parts, service and collision repair	670,520		626,443		44,077	7%
Finance and insurance, net	154,894		146,566		8,328	6%
Total revenues	5,694,387		5,356,851		337,536	6%
COST OF SALES	4,823,609		4,549,899		273,710	6%
GROSS PROFIT	870,778	100%	806,952	100%	63,826	8%
OPERATING EXPENSES:						
Selling, general and administrative	(663,856)	(76)%	(627,146)	(78)%	36,710	6%
Depreciation and amortization	(20,061)	(2)%	(19,441)	(2)%	620	3%
Other operating income (expense), net.	1,485	— %	(552)	—	2,037	369%
Income from operations	188,346	22%	159,813	20%	28,533	18%
OTHER INCOME (EXPENSE):						
Floor plan interest expense	(40,533)	(5)%	(27,597)	(4)%	12,936	47%
Other interest expense	(44,185)	(5)%	(40,841)	(5)%	3,344	8%
Interest income	5,111	— %	966	— %	4,145	429%
Loss on extinguishment of long-term debt	(1,144)	— %	—	— %	(1,144)	— %
Total other expense, net	(80,751)	(10)%	(67,472)	(9)%	(13,279)	20%
Income before income taxes	107,595	12%	92,341	11%	15,254	17%
INCOME TAX EXPENSE	40,506	4%	34,573	4%	5,933	17%
INCOME FROM CONTINUING OPERATIONS	67,089	8%	57,768	7%	9,321	16%
DISCONTINUED OPERATIONS, net of tax	(6,340)	(1)%	3,313	1%	(9,653)	(291)%
NET INCOME	$ 60,749	7%	$ 61,081	8%	(332)	(1)%
Income from continuing operations per commons share—Diluted	$ 1.97		$ 1.76		$ 0.21	12%
Net income per common share—Diluted	$ 1.78		$ 1.86		$ (0.08)	(4)%

	For the Years Ended December 31, 2006	2005	Increase (Decrease)	% Change
	(In thousands, except for unit and PVR data)			
Revenue:				
Light vehicle—same store	$5,224,140	$5,041,628	$182,512	4%
Acquisitions	47,683	—		
Total light vehicle	5,271,823	$5,041,628	230,195	5%
Heavy truck	422,564	315,223	107,341	34%
Total revenue	$5,694,387	$5,356,851	$337,536	6%
Gross Profit:				
Light vehicle—same store	$ 829,498	$ 778,030	$ 51,468	7%
Acquisitions	6,503	—		
Total light vehicle	836,001	778,030	57,971	7%
Heavy truck	34,777	28,922	5,855	20%
Total gross profit	$ 870,778	$ 806,952	$ 63,826	8%
Retail Units:				
Light vehicle—same store	157,699	155,216	2,483	2%
Acquisitions	1,547	—		
Total light vehicle	159,246	155,216	4,030	3%
Heavy truck	5,986	4,567	1,419	31%
Total retail units	165,232	159,783	5,449	3%
New light vehicle revenue PVR	$ 30,204	$ 29,897	307	1%
New vehicle revenue PVR	$ 31,806	$ 30,972	834	3%
New light vehicle gross profit PVR	$ 2,310	$ 2,215	95	4%
New vehicle gross profit PVR	$ 2,315	$ 2,206	109	5%
Used light vehicle revenue PVR	$ 17,711	$ 16,861	850	5%
Used vehicle revenue PVR	$ 17,841	$ 16,994	847	5%
Used light vehicle gross profit PVR	$ 2,162	$ 1,987	175	9%
Used vehicle gross profit PVR	$ 2,159	$ 1,988	171	9%
Light vehicle dealership generated F&I PVR	$ 927	$ 909	18	2%
Dealership generated F&I PVR	$ 907	$ 887	20	2%
New light vehicle retail gross margin	7.6%	7.4%	0.2%	3%
New vehicle retail gross margin	7.3%	7.1%	0.2%	3%
Used light vehicle retail gross margin	12.2%	11.8%	0.4%	3%
Used vehicle retail gross margin	12.1%	11.7%	0.4%	3%
Light vehicle fixed operations gross margin	52.7%	52.6%	0.1%	— %
Fixed operations gross margin	50.7%	50.7%	— %	— %
Total light vehicle gross margin	15.9%	15.4%	0.5%	3%
Total gross margin	15.3%	15.1%	0.2%	1%

Net income decreased $0.3 million (1%) during the 2006 period as a result of a $9.7 million increase in net losses from discontinued operations, partially offset by a $9.3 million increase in income from continuing operations.

Our income from continuing operations during 2006 and 2005 was impacted by several items shown below (collectively referred to as "Adjusting Items"). We believe that an alternative comparison of our income from continuing operations ("adjusted income from continuing operations"), as used by management to compare actual results to budgeted results, can be made by adjusting for these items based on the fact that we believe these items are not core dealership operating items and should not be considered when forecasting our future results.

The non-GAAP measure adjusted income from continuing operations contains material limitations. Although we believe that corporate generated F&I gross profit, abandoned strategic project expenses, secondary stock offering expenses and losses from the extinguishment of long-term debt are infrequent, and although we do not expect to recognize these items in the future, we cannot assure you that we will not recognize them in the future. Our income from continuing operations may not be comparable with income from continuing operations of other companies to the extent that other companies recognize similar items in income from continuing operations and do not provide disclosure of the amounts. In addition, these non-GAAP measures are not defined by GAAP and our definition of each measure may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. In order to compensate for these limitations we also review the related GAAP measures. These non-GAAP measures should not be considered in isolation, or as a substitute for analysis of our operating results as reported under GAAP. Please refer to "Reconciliation of Non-GAAP Financial Information" for more information.

	For the Years Ended December 31,		Increase (Decrease)	% Change
	2006	2005		
	(In thousands)			
Income from continuing operations, as reported	$67,089	$57,768	$ 9,321	16%
Share-based compensation expense, net of tax	3,105	—		
Corporate generated F&I gain, net of tax	(2,130)	—		
Gain on sale of a franchise, net of tax	(1,565)	—		
Secondary stock offering expenses*	1,073	—		
Abandoned strategic project expenses, net of tax	1,039	—		
Loss on extinguishment of long-term debt, net of tax	717	—		
Net reorganization expenses, net of tax	—	484		
Adjusted income from continuing operations	$69,328	$58,252	$11,076	19%

* *Secondary offering expenses are not deductible for tax purposes; therefore, no tax benefit has been reflected.*

The following discussion excludes the impact of the Adjusting Items as we believe that excluding these items provides a more accurate representation of our year over year core dealership performance. The $11.1 million (19%) increase in adjusted income from continuing operations was a result of several factors, including (i) $22.7 million (7%) increase fixed operations gross profit and a $15.9 million (14%) increase in used vehicle gross profit as a result of our continued focus on our high margin businesses; (ii) the performance of our new retail business, which delivered a $15.6 million (7%) increase in gross profit; and (iii) expense control initiatives that reduced personnel and advertising costs, which together contributed to a 110 basis point of the overall 170 basis point improvement in adjusted SG&A expenses as a percentage of adjusted gross profit. These factors were partially offset by a 47% increase in floor plan interest expense as a result of a 170 basis point increase in short-term interest rates.

The $0.3 billion increase in total revenue was primarily a result of a $0.2 billion (5%) increase in new vehicle revenue and a $0.1 billion (10%) increase in used vehicle revenue. The increase in new vehicle revenue was a result of a $99.8 million (43%) increase in heavy truck revenue and a $57.8 million (4%) increase in same store new retail revenue from our mid-line import brands, partially offset by a $58.3 million (11%) decrease in same store new retail revenue from our mid-line domestic brands. The increase in used vehicle revenue was primarily a result of a $108.2 million (11%) increase in used retail revenue.

The $63.8 million (8%) increase in total gross profit was as a result of a $22.7 million (7%) increase in fixed operations gross profit, a $16.9 million (7%) increase in new vehicle gross profit and a $15.9 million (14%) increase in used vehicle gross profit. Our total gross profit margin increased 20 basis points to 15.3%.

New Vehicle—

	For the Years Ended December 31,				Increase	
	2006		2005		(Decrease)	Change
	(In thousands, except for unit and PVR data)					
Revenue:						
New retail revenue—same store(1)						
Luxury	$1,064,707	33%	$1,055,344	34%	9,363	1%
Mid-line import	1,345,260	42%	1,287,430	41%	57,830	4%
Mid-line domestic	471,589	15%	529,868	17%	(58,279)	(11)%
Value	28,459	1%	26,936	1%	1,523	6%
Total light vehicle retail revenue—same store	2,910,015		2,899,578		10,437	— %
Heavy trucks	333,222	9%	233,446	7%	99,776	43%
Total new retail revenue—same store(1)	3,243,237	100%	3,133,024	100%	110,213	4%
New retail revenue—acquisitions	35,996		—			
Total new retail revenues	3,279,233		3,133,024		146,209	5%
Fleet revenue—same store(1)	144,903		134,911		9,992	7%
Fleet revenue—acquisitions	938		—			
Total fleet revenue	145,841		134,911		10,930	8%
New vehicle revenue, as reported	$3,425,074		$3,267,935		157,139	5%
New retail units:						
New retail units—same store(1)						
Luxury	23,418	23%	23,803	24%	(385)	(2)%
Mid-line import	55,043	54%	53,216	53%	1,827	3%
Mid-line domestic	16,415	16%	18,582	18%	(2,167)	(12)%
Value	1,376	1%	1,386	1%	(10)	(1)%
Total light vehicle retail units—same store	96,252		96,987		(735)	(1)%
Heavy trucks	5,566	6%	4,171	4%	1,395	33%
Total new retail units—same store(1)	101,818	100%	101,158	100%	660	1%
New retail units—acquisitions	1,282		—			
Retail units—actual	103,100		101,158		1,942	2%
Fleet units—actual	7,501		6,646		855	13%
Total new units—actual	110,601		107,804		2,797	3%
Total light vehicle units—same store(1)(2)	103,753		103,633		120	— %
Total light vehicle units—acquisitions (2)	1,282		—			
Total light vehicle units—actual(2)	105,035		103,633		1,402	1%
New revenue PVR—same store(1)	$ 31,853		$ 30,972		881	3%
New revenue PVR—actual	$ 31,806		$ 30,972		834	3%

(1) Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

	For the Years Ended December 31, 2006		2005		Increase (Decrease)	Change
	(In thousands, except for PVR data)					
Gross profit:						
New retail gross profit—same store(1)						
Luxury	$ 87,224	37%	$ 85,848	39%	1,376	2%
Mid-line import	97,659	41%	88,799	40%	8,860	10%
Mid-line domestic	36,244	15%	38,343	17%	(2,099)	(5)%
Value	1,872	1%	1,819	1%	53	3%
Total light vehicle retail gross profit—same store	222,999		214,809		8,190	4%
Heavy trucks	13,366	6%	8,331	3%	5,035	60%
Total new retail gross profit—same store(1)	236,365	100%	223,140	100%	13,225	6%
New retail gross profit—acquisitions	2,342		—			
Total new retail gross profit	238,707		223,140		15,567	7%
Fleet gross profit—same store(1)	4,010		2,676		1,334	50%
Fleet gross profit—acquisitions	20		—			
Total fleet gross profit	4,030		2,676		1,354	51%
New vehicle gross profit, as reported	$242,737		$225,816		16,921	7%
New gross profit PVR—same store(1)	$ 2,321		$ 2,206		115	5%
New gross profit PVR—actual	$ 2,315		$ 2,206		109	5%
New retail gross margin—same store(1)	7.3%		7.1%		0.2%	3%
New retail gross margin—actual	7.3%		7.1%		0.2%	3%

(1) Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

The $0.2 billion (5%) increase in new vehicle revenue was primarily a result of a $99.8 million (43%) increase in heavy truck revenue. The increase in heavy truck revenue was as a result of a 33% increase in unit sales from changes in emission laws that became effective in January 2007, which pulled forward demand for heavy trucks into 2006. Same store new retail revenue from our mid-line import brands increased $57.8 million (4%), which was offset by a $58.3 million (11%) decrease in new retail revenue from our mid-line domestic brands as these brands continued to lose market share. New vehicle revenues excluding heavy trucks ("light vehicle") were flat at $2.9 billion during the 2006 period, compared with the 2005 period. Our total same store light vehicle unit sales were flat, outperforming the overall U.S. light vehicle industry, which decreased 3%.

The $16.9 million (7%) increase in new vehicle gross profit was due to (i) an $8.1 million (4%) increase in same store light vehicle retail gross profit and (ii) $5.0 million (60%) increase in heavy truck gross profit. Our same store gross profit from mid-line import brands increased $8.9 million (10%) as a result of a 6% increase in gross profit PVR as we were able to capitalize on manufacturer incentive programs. The increase in heavy truck gross profit was a result of a 33% increase in heavy truck unit sales and a 20% increase in heavy truck gross profit PVR. These increases were partially offset by same store gross profit from our mid-line import brands, which decreased $2.1 million (5%) as these brands continued to lose market share.

Used Vehicle—

	For the Years Ended December 31,		Increase (Decrease)	% Change
	2006	2005		
	(In thousands, except for unit and PVR data)			
Revenue:				
Retail revenues—same store(1)				
Light vehicle	$1,088,979	$ 981,795	$107,184	11%
Heavy trucks	15,513	14,498	1,015	7%
Total used retail revenues—same store(1)	1,104,492	996,293	108,199	11%
Retail revenues—acquisitions	3,982	—		
Total used retail revenues	1,108,474	996,293	112,181	11%
Wholesale revenues—same store(1)	334,367	319,614	14,753	5%
Wholesale revenues—acquisitions	1,058	—		
Total wholesale revenues	335,425	319,614	15,811	5%
Used vehicle revenue, as reported	$1,443,899	$1,315,907	$127,992	10%
Gross profit:				
Retail gross profit—same store(1)				
Light vehicle	$ 132,863	$ 115,709	$ 17,154	15%
Heavy trucks	693	856	(163)	(19)%
Total used retail gross profit—same store(1)	133,556	116,565	16,991	15%
Retail gross profit—acquisitions	561	—		
Total used retail gross profit	134,117	116,565	17,552	15%
Wholesale gross profit—same store(1)	(1,055)	567	(1,622)	(286)%
Wholesale gross profit—acquisitions	(15)	—		
Total wholesale gross profit	(1,070)	567	(1,637)	(289)%
Used vehicle gross profit, as reported	$ 133,047	$ 117,132	$ 15,915	14%
Used retail units—same store(1)				
Light vehicle	61,447	58,229	3,218	6%
Heavy trucks	420	396	24	6%
Used retail units—same store	61,867	58,625	3,242	6%
Used retail units—acquisitions	265	—		
Used retail units—actual	62,132	58,625	3,507	6%
Used revenue PVR—same store(1)	$ 17,853	$ 16,994	$ 859	5%
Used revenue PVR—actual	$ 17,841	$ 16,994	$ 847	5%
Used gross profit PVR—same store(1)	$ 2,159	$ 1,988	$ 171	9%
Used gross profit PVR—actual	$ 2,159	$ 1,988	$ 171	9%
Used retail gross margin—same store(1)	12.1%	11.7%	0.4%	3%
Used retail gross margin—actual	12.1%	11.7%	0.4%	3%

(1) Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

The $0.1 billion (10%) increase in used vehicle revenue was primarily a result of a $0.1 billion (11%) increase in used retail revenue, while wholesale revenue was flat. The increase in used vehicle revenues was a result of a 6% and 5% increase in used retail unit sales and used revenue PVR, respectively.

The $15.9 million (14%) increase in used vehicle gross profit was a result of a 6% and 9% increase in used retail unit sales and gross profit PVR, respectively. The increases in our used retail units sales and used gross profit PVR were primarily due to (i) our investment in software to better value trade-ins and improve inventory management, (ii) the execution by our regional management teams dedicated to the used vehicle business and (iii) the implementation of a used vehicle certification program.

Fixed Operations—

	For the Years Ended December 31,		Increase (Decrease)	% Change
	2006	2005		
	(In thousands)			
Revenue:				
Light vehicle—same store(1)	$604,514	$567,923	36,591	6%
Heavy trucks	61,716	58,520	3,196	5%
Total revenue—same store(1)	666,230	626,443	39,787	6%
Revenues—acquisitions	4,290	—		
Parts, service and collision repair revenue, as reported	$670,520	$626,443	$44,077	7%
Gross profit:				
Light vehicle—same store(1)	$318,303	$298,803	19,500	7%
Heavy trucks	19,559	18,635	924	5%
Total gross profit—same store(1)	337,862	317,438	20,424	6%
Gross profit—acquisitions	2,238	—		
Parts, service and collision repair gross profit, as reported	$340,100	$317,438	$22,662	7%
Parts, service and collision repair gross margin	50.7%	50.7%	— %	— %

(1) Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

The $44.1 million (7%) increase in fixed operations revenues and $22.7 million (7%) increase in fixed operations gross profit was primarily due to a 10% and 12% increase in our "customer pay" parts and service revenue and gross profit, respectively. Warranty revenues and gross profit were basically flat with prior year.

Finance and Insurance, net—

	For the Years Ended December 31,		Increase (Decrease)	% Change
	2006	2005		
	(In thousands, except for PVR data)			
Dealership generated F&I, net—same store(1)				
Light vehicle	$147,549	$141,086	$ 6,463	5%
Heavy trucks	901	658	243	37%
Dealership generated F&I, net—same store(1)	148,450	141,744	6,706	5%
Dealership generated F&I—acquisitions	1,359	—		
Dealership generated F&I, net	149,809	141,744	8,065	6%
Corporate generated F&I	1,685	4,822	(3,137)	(65)%
Corporate generated F&I gain	3,400	—		
Finance and insurance, net as reported	$154,894	$146,566	$ 8,328	6%
Dealership generated F&I PVR—same store(1)	$ 907	$ 887	20	2%
Dealership generated F&I PVR—actual(2)	$ 907	$ 887	20	2%
F&I PVR-actual	$ 937	$ 917	20	2%

(1) Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

(2) Refer to "Reconciliation of Non-GAAP Financial Information" for further discussion regarding dealership generated F&I gross profit PVR.

We evaluate our F&I performance on a PVR basis by dividing our total F&I gross profit by the number of retail vehicles sold during the period. During 2003, we renegotiated a contract with one of our third-party F&I product providers, which resulted in the recognition of income in 2006 and 2005 that was not attributable to retail vehicles sold during the respective years. In addition, during 2006 we recognized a $3.4 million corporate generated F&I gain from the sale of our remaining interest in a pool of extended service contracts. We believe that dealership generated F&I, which excludes the additional revenue derived from contracts negotiated by our corporate office, provides a measure of our F&I operating performance as used by management to compare actual results to budgeted results and is a better indicator of future performance.

However, this non-GAAP measure has material limitations, including the fact that although we believe the recognition of corporate generated F&I gross profit is infrequent and that we do not expect to recognize corporate generate F&I gross profit in the future, we cannot assure you that we will not recognize similar amounts of F&I gross profit in the future. In addition, these non-GAAP measures are not defined by GAAP and our definition of each measure may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. In order to compensate for these limitations we also review the related GAAP measures. These non-GAAP measures should not be considered in isolation, or as a substitute for analysis of our operating results as reported under GAAP. Please refer to "Reconciliation of Non-GAAP Financial Information" for further discussion regarding dealership generated F&I profit PVR.

The $8.3 million (6%) increase in F&I included a $3.4 million gain related to sale of our remaining interest in a pool of extended service contracts, partially offset by a $3.1 million (65%) decrease in corporate generated F&I.

Dealership F&I increased $8.1 million (6%) as a result of a $20 increase in dealership generated F&I PVR and a 3% increase in retail unit sales. The increase in dealership generated F&I was primarily a result of the 3% increase in retail units sales and the implementation of a new F&I program in the second quarter of 2006, which increased our upfront warranty commissions. The increase in F&I was partially offset by a $3.7 million decrease in captive finance company revenue as a result of a strategic initiative to reduce our loan portfolio.

Selling, General and Administrative—

	For the Year Ended December 31,				% of Gross Profit Increase (Decrease)	% of Gross Profit % Change
	2006	% of Gross Profit	2005	% of Gross Profit		
	(Dollars in thousands)					
Personnel costs	$310,470	35.6%	$293,892	36.4%	(0.8)%	(2)%
Sales compensation	99,370	11.4%	91,865	11.4%	— %	— %
Share-based compensation	4,955	0.6%	—	—	0.6%	NM%
Outside services	53,854	6.2%	53,124	6.6%	(0.4)%	(6)%
Advertising	48,345	5.6%	48,902	6.1%	(0.5)%	(8)%
Rent	52,682	6.0%	46,307	5.7%	0.3%	5%
Utilities	17,855	2.1%	17,085	2.1%	— %	— %
Insurance	13,788	1.6%	13,126	1.6%	— %	— %
Other	62,537	7.1%	62,845	7.8%	(0.7)%	(9)%
Selling, general and administrative	$663,856	76.2%	$627,146	77.7%	(1.5)%	(2)%
Adjustments to SG&A:						
Share-based compensation	(4,955)		—			
Adjusted selling, general and administrative	$658,901	75.7%	$627,146	77.7%	(2.0)%	(3)%
Gross Profit	$870,778		$806,952			
Adjustments to Gross Profit:						
Corporate generated F&I gain	(3,400)		—			
Adjusted gross profit	867,378	76.0%	806,952	77.7%	(1.7)%	(2)%

SG&A expense as a percentage of gross profit was 76.2% for the 2006 period as compared to 77.7% for the 2005 period. We adopted Statement of Financial Accounting Standards ("SFAS") No. 123R "Share-based Payment" in the first quarter of 2006. As a result of the adoption of SFAS 123R and our decision to issue performance share units and restricted stock, we recorded $5.0 million of share-based compensation expense during the year ended December 31, 2006. We did not record any share-based compensation expense during the year ended December 31, 2005, as we accounted for share-based awards under the intrinsic value method of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Included in gross profit during 2006 was a $3.4 million corporate generated F&I gain related to the sale of our remaining interest in a pool of extended service contracts.

We believe that adjusted SG&A expenses as percentage of adjusted gross profit, which excludes share-based compensation and the $3.4 million corporate generated F&I gain, provides a measure of our F&I operating performance as used by management to compare actual results to budgeted results and is a better indicator of future performance.

However, this non-GAAP measure has material limitations, including the fact that although we believe the recognition of corporate generated F&I gains are infrequent and that we do not expect to recognize corporate generated F&I gains in the future, we cannot assure you that we will not recognize similar amounts of F&I gross profit in the future. In addition, these non-GAAP measures are not defined by GAAP and our definition of each measure may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. In order to compensate for these limitations we also review the related GAAP measures. These non-GAAP measures should not be considered in isolation, or as a substitute for analysis of our operating results as reported under GAAP. Please refer to "Reconciliation of Non-GAAP Financial Information" for further discussion regarding adjusted SG&A expense as a percentage of adjusted gross profit.

Adjusted SG&A expense as a percentage of adjusted gross profit decreased 170 basis points to 76.0% as a result of several expense control initiatives resulting in reduced personnel and advertising costs. These improvements were offset by increased rent resulting from our strategy to reduce our ownership of real estate and certain leasehold improvements through the use of sale-leaseback transactions. During 2005, we sold approximately $33.1 million of real estate in connection with seven sale-leaseback transactions.

Other Operating (Expense) Income —

Other Operating (Expense) Income includes amounts that were previously classified as Other Non-Operating Income (Expense) and Selling, General and Administrative on our Consolidated Statements of Income for the year ended December 31, 2006 and 2005. The amounts include gains and losses from the sale of property and equipment, income derived from sub-lease arrangements and other non-core dealership related items. Included in Other Operating (Expense) Income during 2006 was a $2.6 million gain on the sale of a franchise that was not placed into discontinued operations because we expect the cash flows of the current operations will replace those of the sold franchise. Included in Other Operating (Expense) income during 2005 was reorganization expense, net of a reorganization benefit, of $0.8 million.

Depreciation and Amortization—

The $0.6 million (3%) increase in depreciation and amortization expense was a result of property and equipment acquired during 2006 and 2005.

Other Income (Expense)—

Floor plan interest expense increased $12.9 million (47%) during 2006. Approximately 80% of this increase was the result of a 170 basis point increase in short-term interest rates over last year, approximately 15% of the increase was the result of higher average inventory levels during the year ended December 31, 2006, as compared to the year ended December 31, 2005, and the remaining 5% was the result of terminating two cash flow swaps on our floor plan notes payable during the first quarter of 2006.

Other interest expense increased $3.3 million (8%) during 2006. Approximately $2.0 million of the increase in other interest expense is a result of a higher effective interest rate on our 8% Notes due to the termination of a fair value swap on our 8% Notes. As a result, our 8% Notes, which had a variable rate while the fair value swap was in place in 2005, became fixed at 8% in March 2006. The amortization of the swap termination costs increased other interest expense by $0.9 million during 2006.

During 2006, we recognized a $1.1 million loss on the extinguishment of $17.6 million of our 8% Notes.

Income Tax Expense—

The $5.9 million (17%) increase in income tax expense was a result of a $15.3 million (17%) increase in our income before income taxes.

Discontinued Operations—

	For the Year Ended December 31, 2006			For the Year Ended December 31, 2005		
	Sold	Pending Disposition	Total	Sold(b)	Pending Disposition(a)	Total
			(Dollars in thousands)			
Franchises	12	3	15	14	2	16
Net loss from sold or closed franchises, net of tax	$(4,661)	—	$(4,661)	$(5,003)	$—	$(5,003)
Net income (loss) from franchises held for sale, net of tax	—	60	60	—	455	455
Net divestiture income (expense), including net gain on sale of franchises, net of tax	(1,739)	—	(1,739)	7,861(c)	—	7,861(c)
Discontinued operations, net of tax	$(6,400)	$ 60	$(6,340)	$ 2,858	$455	$ 3,313(c)

(a) Businesses were pending disposition as of December 31, 2007.
(b) Businesses were sold between January 1, 2005 and December 31, 2006.
(c) Includes an $8.8 million tax benefit related to the sale of stock of an Oregon business.

During the year ended December 31, 2006, we sold or closed twelve franchises (seven dealership locations), and as of December 31, 2007, we were actively pursuing the sale of five franchises (four franchises are classified as discontinued operations). The $6.3 million net loss from discontinued operations for the year ended December 31, 2006, is a result of (i) $4.7 million of operating losses associated with franchises sold or closed during 2007 and 2006, (ii) $0.1 million of net operating income of franchises classified as discontinued operations and held for sale, and (iii) $1.7 million of divestiture expense of sold or closed franchises during 2006.

The $3.3 million of income from discontinued operations during 2005, includes (i) net losses of franchises sold or closed in 2007, 2006 and 2005 totaling $5.0 million, partially offset by (ii) $0.5 million of net income of franchises classified as discontinued operations and held for sale as of December 31, 2007 and (iii) $7.9 million of net divestiture income during 2005, principally related to the sale of our Thomason franchises in Portland, Oregon. Included in the $7.9 million of net divestiture income is an $8.8 million tax benefit associated with the sale of an Oregon business.

LIQUIDITY AND CAPITAL RESOURCES

We require cash to fund working capital needs, finance acquisitions of new dealerships and fund capital expenditures. We believe that our cash and cash equivalents on hand as of December 31, 2007, the funds that will be generated through future operations, and the funds available for borrowings under our Committed Credit Facility (as defined below), floor plan facilities, mortgage notes payable and proceeds from sale-leaseback transactions will be sufficient to fund our debt service and working capital requirements, commitments and contingencies, acquisitions, capital expenditures, current dividend commitments and any seasonal operating requirements in 2008 and for the foreseeable future.

As of December 31, 2007, we had cash and cash equivalents of approximately $53.4 million and working capital of $320.8 million. In addition, we had (i) $125.0 million available for borrowings under our Committed Credit Facility for working capital, general corporate purposes and acquisitions and (ii) approximately $50.0 million available for borrowings under our Committed Credit Facility using our current used vehicle inventory as collateral.

Long-term Debt Refinancing

During 2007, we completed a refinancing of our long-term debt which included (i) the repurchase of all $250.0 million of our 9% Notes, (ii) the issuance of $115.0 million of our 3% Notes, (iii) the issuance of $150.0 million of our 7.625% Notes and (iv) the repurchase of $3.0 million of our 8% Notes. We expect our annual interest expense will decrease by approximately $7.9 million as a result of the long-term debt refinancing.

In connection with the sale of our 3% Notes, we entered into convertible note hedge transactions with respect to our common stock with Goldman, Sachs & Co. and Deutsche Bank AG, London Branch (collectively, the "Counterparties"). The convertible note hedge transactions require the Counterparties to deliver to us, subject to customary anti-dilution adjustments, certain shares of our common stock upon conversion of the 3% Notes as discussed in greater detail below.

We also entered into separate warrant transactions whereby we sold to the Counterparties warrants to acquire, subject to customary anti-dilution adjustments, shares of our common stock at an initial strike price of $45.09 per share, which was a 62.50% premium over the market price of our common stock at the time of pricing. The strike price was adjusted to $45.0385 in the third quarter of 2007 as a result of our decision to increase our quarterly dividend by $0.025 to $0.225.

The convertible note hedge and warrant transactions are separate contracts and are not part of the terms of the 3% Notes, as such, they do not affect the holders' rights under the 3% Notes. Holders of the 3% Notes will not have any rights with respect to the convertible note hedge and warrant transactions. The convertible hedge and warrant transactions will essentially have the effect of increasing the conversion price of the 3% Notes to $45.0385. The convertible note hedge and warrant transactions are expected to offset the potential dilution upon conversion of the 3% Notes in the event that the market value per share of our common stock at the time of exercise is between $33.99 and $45.0385.

3% Senior Subordinated Convertible Notes due 2012—

In March 2007, we issued $115.0 million in aggregate principal amount of our 3% Notes, receiving net proceeds of $111.1 million. The sale of the 3% Notes was exempt from registration pursuant to Rule 144A under the Securities Act. During the third quarter of 2007, we filed a shelf registration statement with the Securities and Exchange Commission (the "SEC") covering the resale of the 3% Notes and the underlying common stock into which the 3% Notes are convertible. The costs related to the issuance of the 3% Notes were capitalized and are being amortized to other interest expense over the term of the Notes using the effective interest method. We pay interest on the 3% Notes on March 15 and September 15 of each year until their maturity on September 15, 2012. If and when the 3% Notes are converted, we will pay cash for the principal amount of each Note and, if applicable, shares of our common stock based on a daily conversion value calculated on a proportionate basis for each volume weighted average price ("VWAP") trading day (as defined in the indenture governing the 3% Notes) in the relevant 30 VWAP trading day observation period. The initial conversion rate for the 3% Notes is 29.4172 shares of common stock per $1,000 principal amount of 3% Notes, which is equivalent to an initial conversion price of $33.99 per share. The conversion rate is subject to adjustment in some events but will not be adjusted for accrued interest.

Our 3% Notes are fully and unconditionally guaranteed, on a joint-and-several basis, by all of our current wholly-owned subsidiaries and will be so guaranteed by all of our future domestic subsidiaries that have outstanding, incur or guarantee any other indebtedness. We are a holding company that has no independent assets or operations. Any subsidiary of the Company other than the subsidiary guarantors are minor. In addition, there are no restrictions on the ability of our consolidated subsidiaries to transfer funds to us. The terms of our 3% Notes, in certain circumstances, restrict our ability to, among other things, enter into merger transactions or sell all or substantially all of our assets.

7.625% Senior Subordinated Notes due 2017—

In March 2007, we issued $150.0 million of our 7.625% Notes, receiving net proceeds of $146.0 million. The sale of the 7.625% Notes was exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. During the third quarter of 2007, we filed a registration statement with the SEC in connection with an exchange offer to exchange the 7.625% Notes for new notes with substantially identical terms that are registered under the Securities Act. The costs related to the issuance of the 7.625% Notes were capitalized and are being amortized to other interest expense over the term of the 7.625% Notes using the effective interest method. We pay interest on the 7.625% Notes on March 15 and September 15 of each year until their maturity on March 15, 2017. At any time during the term of the 7.625% Notes, we may choose to redeem all or a portion of the 7.625% Notes at a price equal to 100% of their principal amount plus the make-whole premium set forth in the 7.625% Notes indenture. At any time on or after March 15, 2012, we may, at our option, choose to redeem all or a portion of these notes at a redemption price that begins at 103.813% of the aggregate principal amount of the 7.625% Notes and reduces on each subsequent March 15 by approximately 1.3% until the price reaches 100% of the aggregate principal amount on March 15, 2015 and thereafter. On or before March 15, 2010, we may, at our option, use the net proceeds of one or more equity offerings to redeem up to 35% of the aggregate principal amount of the 7.625% Notes at a redemption price equal to 107.625% of such principal amount plus accrued and unpaid interest thereon.

Our 7.625% Notes are fully and unconditionally guaranteed, on a joint-and-several basis, by all of our current wholly-owned subsidiaries and will be so guaranteed by all of our future domestic subsidiaries that have outstanding, incur or guarantee any other indebtedness. We are a holding company that has no independent assets or operations. Any subsidiary of the Company other than the subsidiary guarantors are minor. In addition, there are no restrictions on the ability of our consolidated subsidiaries to transfer funds to us. The terms of our 7.625% Notes, in certain circumstances, restrict our ability to, among other things, incur additional indebtedness, pay dividends, repurchase our common stock and merge or sell all or substantially all our assets.

8% Senior Subordinated Notes due 2014—

We had $179.4 million in aggregate principal amount of our 8% Notes outstanding as of December 31, 2007. We pay interest on March 15 and September 15 of each year until maturity of the 8% Notes on March 15, 2014. At any time on or after March 15, 2009, we may, at our option, choose to redeem all or a portion of these notes at a redemption price that begins at 104.0% of the aggregate principal amount of the 8% Notes and reduces on each subsequent March 15 by approximately 1.3% until the price reaches 100% of the aggregate principal amount on March 15, 2012 and thereafter. At any time before March 15, 2009, we may choose to redeem all or a portion of these notes at a price equal to 100% of their principal amount plus the make-whole premium set forth in the 8% Notes indenture.

Our 8% Notes are fully and unconditionally guaranteed, on a joint-and-several basis, by all of our current wholly-owned subsidiaries and will be so guaranteed by all of our future domestic subsidiaries that have outstanding, incur or guarantee any other indebtedness. We are a holding company that has no independent assets or operations. Any subsidiary of the Company other than the subsidiary guarantors are minor. In addition, there are no restrictions on the ability of our consolidated subsidiaries to transfer funds to us. The terms of our 8% Notes, in certain circumstances, restrict our ability to, among other things, incur additional indebtedness, pay dividends, repurchase our common stock and merge or sell all or substantially all our assets.

As of December 31, 2007, we had repurchased a total of $20.6 million of our 8% Notes. Our board of directors has authorized us to repurchase up to an additional $19.4 million of our 8% Notes.

Credit Facility—

In March 2005, we entered into a committed credit facility (the "Committed Credit Facility") with JPMorgan Chase Bank, N.A. and 18 other financial institutions (the "Syndicate"). The Committed Credit Facility provides us with $425.0 million of borrowing capacity for the purchase of new and used inventory at all of our dealerships except at our Ford, Lincoln, Mercury, Mazda, Volvo and Land Rover dealerships ("Ford dealerships"), our General Motors ("GM") dealerships, and our Chrysler, Dodge and Jeep dealerships ("Chrysler dealerships") and our Mercedes-Benz dealerships. In addition, Ford Motor Credit Corporation ("FMCC") provides us with $150.0 million of borrowing capacity for the purchase of new vehicle inventory at our Ford Dealerships, General Motors Acceptance Corporation ("GMAC") provides us with $100.0 million of borrowing capacity for the purchase of new vehicle inventory at our GM dealerships, DCFS USA LLC ("DCFS USA") provides us with $98.3 million of borrowing capacity for the purchase of new vehicle inventory at our Mercedes-Benz dealerships and DaimlerChrysler Financial Services Americas LLC ("DCFSA") provides us with $50.0 million of borrowing capacity for the purchase of new vehicle inventory at our Chrysler dealerships and dealerships. In total, these commitments give us $823.3 million of floor plan borrowing capacity. In addition, we have total availability of $81.0 million under ancillary floor plan facilities with Comerica Bank and Navistar Financial for our heavy trucks business in Atlanta, Georgia. Collectively we refer to these facilities as our "Floor Plan Facilities."

The Committed Credit Facility provides us with $125.0 million of working capital borrowing capacity (the "Revolver"), accrues interest at a rate based on LIBOR and matures in March 2009. All future extensions must be approved by the Syndicate. We believe such approval would be obtained. The GMAC, DCFS USA, DCFSA, FMCC, Comerica and Navistar facilities have no stated termination date. Borrowings from the Committed Credit Facility, GMAC, DCFS USA and DCFSA facilities accrue interest based on LIBOR and borrowings from FMCC accrue interest based on the Prime Rate. The weighted average interest rate on our floor plan notes payable from continuing operations was 6.5% and 6.6% for the years ended December 31, 2007 and 2006, respectively.

Amounts borrowed under the Committed Credit Facility are secured by our tangible and intangible assets and the guarantees of each of our subsidiaries. The terms of the Committed Credit Facility require us on an ongoing basis to meet certain financial ratios, as defined in our Committed Credit Facility, including a Current Ratio of at least 1.2 to 1, a Fixed Charge Coverage Ratio of not less than 1.2 to 1, a Total Leverage Ratio of not greater than 4.5 to 1 and an Adjusted Net Worth of not less than $350.0 million. It also includes customary conditions with respect to incurring new indebtedness and places limitations on our ability to pay cash dividends and repurchase shares of our common stock.

The Committed Credit Facility also contains customary events of default, including change of control, non-payment of obligations and cross-defaults to our other indebtedness. Payments under the Committed Credit Facility may be accelerated upon the occurrence of an event of default that is not otherwise waived or cured, subject to certain provisions. As of December 31, 2007, we were in compliance with all of the covenants of the Committed Credit Facility.

Floor Plan Financing—

We finance substantially all of our new vehicle inventory and, at our option, have the ability to finance a portion of our used vehicle inventory. We consider floor plan notes payable to a party that is affiliated with vehicle manufacturers from which we purchase new vehicle inventory "Floor plan notes payable—manufacturer affiliated" and all other floor plan notes payable "Floor plan notes payable—non-manufacturer affiliated." As of December 31, 2007, we had $683.8 million of total floor plan notes payable outstanding including $9.9 million classified as Liabilities Associated with Assets Held for Sale. As of December 31, 2007, we had $220.5 million available for future borrowings from our Floor Plan Facilities for the purchase of new and used vehicles including $46.9 million available for borrowings using current used vehicle inventory as collateral.

We are required to make monthly interest payments on our floor plan facilities, but generally we are not required to repay the principal prior to the sale of the vehicle. The terms of certain floor plan arrangements impose upon us and our subsidiaries ongoing covenants including financial ratio requirements. As of December 31, 2007, we were in compliance with these financial covenants. Historically, certain vehicle manufacturers have offered floor plan assistance, a portion of which increase or decrease in conjunction with changes in prevailing interest rates.

In November 2006, we entered into an interest rate swap agreement that fixed $150.0 million of our floor plan notes payable for a period of two years. The weighted average annualized interest rate on our floor plan facilities was 6.5% during the year ended December 31, 2007.

In November 2006, General Motors sold 51% of their financing subsidiary GMAC to an investment consortium led by Cerberus FIM Investors, LLC. Prior to this transaction, floor plan notes payable to GMAC were classified as Floor plan notes payable—manufacturer affiliated on the accompanying Consolidated Balance Sheets as these amounts were payable to a manufacturer affiliated lender. Following the sale of GMAC, General Motors no longer has a majority ownership of or controls GMAC and therefore beginning in December 2006, floor plan notes payable related to General Motors vehicles financed after this change in control were classified as Floorplan notes payable—non-manufacturer affiliated on the accompanying Consolidated Balance Sheets.

In March 2006, while DaimlerChrysler owned Chrysler and DCFSA, we decided to include our DaimlerChrysler dealerships in our Committed Credit Facility and as a result repaid the $85.4 million of floor plan notes payable—non-manufacturer affiliated at our then DaimlerChrysler dealerships with borrowings from DCFS USA and DCFSA, manufacturer affiliated lenders. As a result, beginning in March 2006, floor plan notes payable at our DaimlerChrysler dealerships are included in Floor plan notes payable—manufacturer affiliated on the accompanying Consolidated Balance Sheets. During the year ended December 31, 2006, our Floor plan repayments—non-manufacturer affiliated and Floor plan notes payable—manufacturer affiliated each increased by $85.4 million on the accompanying Consolidated Statements of Cash Flows.

In March 2005, in connection with entering into our Committed Credit Facility, we repaid $334.7 million of floor plan notes payable—non-manufacturer affiliated and $93.4 million of floor plan notes payable—manufacturer affiliated with borrowings from our Committed Credit Facility. As a result, during the year ended December 31, 2005, Floor plan notes payable—manufacturer affiliated decreased by $93.4 million and Floor plan notes payable—non-manufacturer affiliated increased by $93.4 million. In addition, during the year ended December 31, 2005 our Floor plan borrowings—non-manufacturer affiliated and Floor plan repayments—non-manufacturer affiliated increased by $334.7 million.

Mortgage Notes Payable—

As of December 31, 2007, we had two real estate mortgage notes payable outstanding totaling $25.8 million. The mortgage notes payable bear interest at fixed and variable rates, including the effects of an interest rate swap (the weighted average interest rate was 6.5% for the year ended December 31, 2007). The mortgage notes payable are collateralized by the related real estate with a carrying value of $39.4 million as of December 31, 2007, and mature in 2011. The terms of our mortgage notes payable require our subsidiaries to comply with specific financial ratio requirements and other ongoing covenants. As of December 31, 2007, we were in compliance with financial ratios and other ongoing covenants required by the terms of our mortgage notes payable.

Bridge Loans—

In October 2007, we entered into two unsecured bridge loans for a total of $8.3 million to finance the purchase of real estate included in a dealership acquisition. These bridge loans mature in February 2008; however, we refinanced these loans in January 2008 into two mortgage notes payable using the related property as collateral.

Share Repurchase and Dividends

During 2007, we paid two $0.20 per share cash dividends and two $0.225 per share cash dividends totaling $28.0 million.

In February 2007, our board of directors approved a 1.3 million share repurchase program with the objective of offsetting earnings per share dilution resulting from employee share-based compensation programs. We elected to purchase all of the 1.3 million shares at $27.75 per share for $36.1 million in a single transaction.

In August 2007, our board of directors approved an additional 2.0 million share repurchase program. We purchased a total of 1.0 million shares at an average price per share of $20.59 totaling $21.0 million under a Rule 10b5-1 plan whereby we authorized the repurchase of shares of our common stock subject to certain parameters.

During 2007, we repurchased 0.1 million shares from employees for $0.8 million, which was equal to the employees' tax liability from the exercise or vesting of share-based payment arrangements.

Covenants—

We are subject to certain financial covenants in connection with our debt and lease agreements, including the financial covenants described below. Our Committed Credit Facility includes certain financial ratios with the following requirements: (i) a Current Ratio of at least 1.2 to 1, of which our ratio was approximately 1.5 to 1 as of December 31, 2007; (ii) a Fixed Charge Coverage Ratio of at least 1.2 to 1, of which our ratio was approximately 1.7 to 1 as of December 31, 2007; (iii) a Total Leverage Ratio of not more than 4.5 to 1, of which our ratio was approximately 2.8 to 1 as of December 31, 2007 and (iv) an Adjusted Net Worth of $350.0 million, of which our adjusted net worth was approximately $455.1 million as of December 31, 2007. A breach of these covenants could cause an acceleration of repayment of our Committed Credit Facility if not otherwise waived or cured. Certain of our lease agreements include financial ratios with the following requirements: (i) a Liquidity Ratio of at least 1.2 to 1, of which our ratio was approximately 1.4 to 1 as of December 31, 2007, and (ii) an EBITDA plus rent expense ("EBITDAR") Ratio of at least 1.5 to 1, of which our ratio was approximately 3.1 to 1 as of December 31, 2007. A breach of these covenants would give rise to certain lessor remedies under our various lease agreements, the most severe of which include the following: (a) termination of the applicable lease, (b) termination of certain of the tenant's lease rights, such as renewal rights and rights of first offer or negotiation relating to the purchase of the premises, and/or (c) a liquidated damages claim equal to the extent to which the accelerated rents under the applicable lease for the remainder of the lease term exceed the fair market rent over the same periods. As of December 31, 2007, we were in compliance with all our debt and lease agreement covenants.

Contractual Obligations—

As of December 31, 2007, we had the following contractual obligations (in thousands):

	2008	2009	2010	2011	2012	Thereafter	Total
Floor plan notes payable	$683,810	$ —	$ —	$ —	$ —	$ —	$ 683,810
Operating leases	60,570	58,298	55,806	55,629	54,343	314,095	598,741
Long-term debt, including capital lease obligations(a)	1,736	1,349	1,352	22,712	115,181	333,257	475,587
Interest on long-term debt (b)	31,345	31,237	31,152	30,490	29,434	76,310	229,968
Employee compensation obligations	1,075	1,075	335	—	—	9,410	11,895
Total	$778,536	$91,959	$88,645	$108,831	$198,958	$733,072	$2,000,001

(a) Does not include $6.7 million of fair value hedge which reduces the book value of our 8% Notes

(b) Includes variable interest calculated using a 4.7% estimate of LIBOR

As of December 31, 2007, we had a $3.6 million liability for unrecognized tax benefits. We have not included this amount in the table above as we are not able to determine with any certainty which year such liability would be paid.

Cash Flow

Borrowings and repayments of floor plan notes payable to a party unaffiliated with the manufacturer of a particular new vehicle, and all floor plan notes payable relating to pre-owned vehicles, are classified as financing activities on the accompanying Consolidated Statements of Cash Flows with borrowings reflected separately from repayments. The net change in floor plan notes payable to a party affiliated with the manufacturer from which we purchase new vehicles is classified as an operating activity on the Consolidated Statements of Cash Flows. Borrowings of floor plan notes payable associated with inventory acquired in connection with all acquisitions are classified as a financing activity. Cash flows related to floor plan notes payable included in operating activities differ from cash flows related to floor plan notes payable included in financing activities only to the extent that the former are cash flows related to amounts payable to a lender affiliated with the manufacturer from which we purchased the related inventory while the latter are cash flows related to amounts payable to a lender not affiliated with the manufacturer from which we purchased the related inventory.

Floor plan borrowings are required by all vehicle manufacturers for the purchase of new vehicles, and all floor plan providers require amounts borrowed for the purchase of a vehicle to be repaid immediately after that vehicle is sold. As a result, we believe that it is important to understand the relationship between the cash flows of all of our floor plan notes payable and inventory in order to understand our working capital and operating cash flow and to be able to compare our operating cash flow to that of our competitors (i.e., if our competitors have a different mix of manufacturer affiliated and non-manufacturer affiliated floor plan as compared to us). In addition, we include all floor plan borrowings and repayments in our operating cash flow forecasts. As a result, we use adjusted cash flow from operating activities to compare our results to forecasts. We believe that by splitting the cash flows of floor plan notes payable between operating activities and financing activities while all inventory activity is included in operating activities results in significantly different operating cash flow than when all the cash flows of floor plan notes payable are classified together in operating activities.

The non-GAAP measure "cash provided by operating activities, as adjusted" have material limitations. Cash provided by operating activities, as adjusted includes borrowings and repayments of floor plan notes payable to lenders not affiliated with the manufacturer of the related vehicle and conversely cash (used in) provided by financing activities, as adjusted, excludes borrowings and repayments of floor plan notes payable to lenders not affiliated with the manufacturer of the related vehicle. In addition, the non-GAAP measures cash provided by operating activities, as adjusted may not be comparable to similarly titled measures of other companies. In order to compensate for these limitations we also review the related GAAP measures.

Cash (used in) provided by financing activities, as adjusted, is not presented as a measure of our performance, financial position or cash flows. We present this figure solely to show the source of the amount stated as "Floor plan notes payable—non-manufacturer affiliated" in our reconciliation of adjusted cash provided by (used in) operating activities.

We have provided a reconciliation of cash flow from operating activities and financing activities, as if all changes in floor plan notes payable, except for (i) borrowings associated with acquisitions and repayments associated with divestitures and (ii) borrowings and repayments associated with the purchase of used vehicle inventory, were classified as an operating activity.

	For the Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
Reconciliation of Cash provided by (used in) Operating Activities to Adjusted Cash provided by Operating Activities			
Cash provided by (used in) operating activities, as reported	$ 69,336	$128,581	$ (40,457)
New vehicle floor plan (repayments) borrowings—non-manufacturer affiliated, net	77,562	(29,026)	106,618
Floor plan notes payable—manufacturer affiliated divestitures	—	13,996	16,534
Cash provided by operating activities, as adjusted	$146,898	$113,551	$ 82,695
Reconciliation of Cash provided by (used in) Financing Activities to Adjusted Cash used in Financing Activities			
Cash provided by (used in) financing activities, as reported	$ 9,744	$(65,432)	$ 100,708
New vehicle floor plan (repayments) borrowings—non-manufacturer affiliated, net	(77,562)	29,026	(106,618)
Cash used in financing activities, as adjusted	$(67,818)	$(36,406)	$ (5,910)

Operating Activities—

Net cash provided by operating activities totaled $69.3 million and $128.6 million for the years ended December 31, 2007 and 2006, respectively. Net cash used in operating activities totaled $40.5 million for the year ended December 31, 2005. Net cash provided by operating activities, as adjusted, totaled $146.9 million, $113.6 million and $82.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. Cash provided by operating activities, as adjusted, includes net income adjusted for non-cash items and changes in working capital, including changes in floor plan notes payable and inventory. The increase in our cash provided by operating activities, as adjusted, for the year ended December 31, 2007, compared to the year ended December 31, 2006, was a result of (i) $48.9 million related to the timing of collection of accounts receivable and contracts-in-transit, (ii) a $15.4 million increase in net income adjusted for non-cash items, partially offset by (iii) $21.0 million related to timing of sale of inventory and repayment of the related floor plan notes payable.

Investing Activities—

Net cash used in by investing activities totaled $154.9 million and $31.2 million for the years ended December 31, 2007 and 2005, respectively. Net cash provided by investing activities totaled $8.8 million for the year ended December 31, 2006. Cash flows from investing activities relate primarily to capital expenditures, acquisition and divestiture activity, sale of property and equipment, and construction reimbursements from lessors in connection with our sale-leaseback agreements.

Capital expenditures were $57.1 million, $45.3 million and $78.1 million for the years ended December 31, 2007, 2006 and 2005, respectively, of which $22.5 million, $15.0 million and $41.9 million, were financed or were pending financing through sale-leaseback agreements or mortgage notes payable for the years ended December 31, 2007, 2006 and 2005, respectively. Our capital investments consisted of upgrades of our existing facilities, equipment purchases and construction of new facilities. We received $11.4 million, $3.4 million and $14.6 million in construction reimbursements from lessors in connection with our sale-leaseback agreements during the years ended December 31, 2007, 2006 and 2005, respectively. We anticipate that future capital expenditures will relate primarily to upgrading and expanding existing dealership facilities. We expect that capital expenditures during 2008 will total between $55.0 million and $65.0 million. We expect capital expenditures for 2008 to include $40.0 million to $50.0 million related to upgrades or expansion of our current facilities, of which we intend to finance approximately 60% to 70% principally through sale-leaseback agreements.

Acquisitions totaled $117.1 million for nine franchises and $24.6 million for three franchises during the years ended December 31, 2007 and 2005, respectively. We did not complete any acquisitions during the year ended December 31, 2006. Included in acquisitions for the years ended December 31, 2007 and 2005, is the purchase of new vehicle inventory, which was financed through floor plan borrowings of $27.9 million and $15.3 million, respectively, of from our Floor Plan Facilities.

During 2005, we exercised an option to purchase certain real estate in Texas on which we operate dealerships and previously leased for $57.0 million. Upon such acquisition, we immediately sold a portion of such real estate to a third party for $44.7 million and entered into a long-term operating lease with the buyer. We do not expect our rent expense on the $44.7 million of previously leased real estate to materially change.

Proceeds from the sale of assets totaled $11.7 million, $52.8 million and $102.6 million for the years ended December 31, 2007, 2006 and 2005, respectively. Included in the proceeds from the sale of assets for the years ended December 31, 2007, 2006 and 2005, were $5.7 million, $25.2 million and $24.9 million, respectively, associated with the sale of inventory in connection with dealership divestitures. Included in proceeds from the sale of assets for the year ended December 31, 2005, was $44.7 million associated with the sale-leaseback of the real estate that we purchased in Texas upon the exercise of the option described above. We continuously monitor the profitability and market value of our dealerships and, under certain conditions, may strategically divest non-profitable dealerships.

Financing Activities—

Net cash provided by financing activities totaled $9.7 million and $100.7 million during 2007 and 2005, respectively. Net cash used in financing activities totaled $65.4 million during 2006. Net cash used in financing activities, as adjusted, totaled $67.8 million, $36.4 million and $5.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

During 2007, 2006 and 2005, proceeds from borrowings amounted to $283.3 million, $1.0 million and $24.5 million. The proceeds borrowings during 2007, include the issuance of $115.0 million of our 3% Notes and the issuance of our $150.0 million of our 7.625% Notes, which were used to repay all of our $250.0 million of 9% Notes. The proceeds from borrowings during 2006 and 2005, were used primarily to finance construction on our dealership facilities and general corporate purposes. In addition, during 2007 we incurred $7.9 million of debt issuance costs associated with issuances of our 3% Notes and 7.625% Notes.

During 2007, 2006 and 2005, repayments of borrowings totaled $277.8 million, $20.6 million and $50.1 million, respectively. Repayments of borrowings during 2007 was primarily a result of our decision to repay $250.0 million of our 9% Notes, including a $12.9 million premium. Repayments of borrowings during 2006 was primarily a result of our decision to repay $17.6 million of our 8% Notes. Repayments of borrowings during 2005, was primarily a result of our decision to repay certain mortgage notes payable.

During 2007 and 2005, we received net proceeds of $3.2 million and $15.1 million, respectively, from sale-leaseback transactions, where we owned real estate with substantial equity. We consider these particular transactions financing activities as we owned the real estate and related improvements prior to the sale-leaseback transaction and continue to use the dealership facilities and related real estate in our operations. We have entered into long-term lease agreements for use of the dealership facilities with the lessors.

We borrowed $27.9 million and $15.3 million, from our Floor Plan Facilities for the purchase of inventory in connection with seven and three dealership acquisitions during 2007 and 2005, respectively. We did not acquire any dealerships during 2006. We repaid $5.4 million, $11.3 million and $9.2 million of non-manufacturer affiliated floor plan notes payable associated with sale of two, four and three dealerships during 2007 and 2006, respectively.

During 2007, in connection with the issuance of our 3% Notes, we paid $19.3 million for a convertible bond hedge and sold warrants to purchase shares of our common stock at an initial price of $45.09 per share for proceeds of $8.9 million.

During 2007, we declared two $0.20 per share dividends and two $0.225 per share dividend totaling $28.0 million. During 2007, we purchased 2.3 million shares of our common stock for $57.1 million.

During 2007, 2006 and 2005 we received proceeds from the exercise of stock options totaling $3.3 million, $8.1 million and $3.6 million, respectively. In connection with the exercise and vesting of share-based awards during 2007, we repurchased 131,629 shares of common stock from employees for $0.8 million, which was equal to the employees' tax liability from the exercise or vesting of share-based payment arrangements. In addition, we recognized $1.7 million and $2.1 million of excess tax benefits from the exercise and vesting of share-based awards during 2007 and 2006, respectively.

Sale-Leaseback Transactions

During 2007, we completed four sale-leaseback transactions resulting in the sale of $14.6 million of assets to a third party and the commencement of long-term operating leases with the buyer. We estimate the incremental annualized rent expense from these four sale-leaseback transactions is approximately $1.2 million. In addition, we had $9.2 million of completed construction projects associated with pending sale-leaseback transactions and $14.9 million of ongoing construction projects, which are included in Assets Held for Sale and Other Current Assets, respectively, on our Consolidated Balance Sheet as of December 31, 2007. We expect to complete these construction projects and commence the related long-term operating leases in 2008.

Acquisitions and Divestitures

During 2007, we acquired nine franchises (seven dealership locations), including two heavy truck franchises, for an aggregate purchase price of $117.1 million. We are actively pursuing the sale of one franchise (one dealership location) that we acquired in the third quarter of 2007. In connection with the purchase of one franchise, additional consideration may be paid to the seller if the franchise achieves specified net income levels in future periods. The additional consideration is distributable annually beginning January 1, 2009 through January 1, 2015, and we estimate the additional consideration to total approximately $2.5 million. We financed these acquisitions through the use of (i) $79.4 million of cash, (ii) $27.7 million of floor plan borrowings from our Committed Credit Facility for the purchase of new vehicle inventory, (iii) $8.3 million in bridge loans and (iv) $1.7 million of loaner vehicle financing.

During 2007, we sold two franchises (two dealership locations), which were placed into discontinued operations in 2006.

Pending Acquisitions and Divestitures

During the year ended December 31, 2007, we placed four franchises (three dealership locations) into discontinued operations, and as of December 31, 2007, five franchises (four dealership locations) were pending disposition, including one dealership location, which was not placed into discontinued operations because the cash flows will be replaced by our existing operations.

We are currently under contract to purchase one franchise (one dealership locations) for approximately $28.0 million, which we anticipate will contribute approximately $110.0 million of annual revenues. We expect to spend between $60.0 million and $90.0 million on acquisitions during 2008 that we expect will add between $200.0 million and $300.0 million of annual revenues; however, our estimates may change based on the availability of dealerships that would provide an acceptable return on our investment.

Stock Repurchase and Dividend Restrictions

Pursuant to the indentures governing our 8% Notes, our 7.625% Notes and our Committed Credit Facility, our ability to repurchase shares of our common stock and pay cash dividends is limited. As of December 31, 2007, our ability to repurchase shares of our outstanding common stock or pay cash dividends was limited to $16.1 under the most restrictive provision. Such limits are increased each quarter by 50% of net income and decreased by any dividend payments or share repurchases during the period. We paid $27.7 million in dividends during the year ended December 31, 2007.

During 2007, we declared two $0.20 per share cash dividends and two $0.225 per share cash dividends totaling $28.0 million.

In February 2007, our board of directors approved a 1.3 million share repurchase program with the objective of offsetting earnings per share dilution resulting from employee share-based compensation programs. We elected to purchase all of the 1.3 million shares at $27.75 per share for $36.1 million.

In August 2007, our board of directors approved an additional 2.0 million share repurchase program. We purchased a total of 1.0 million shares for $21.0 million under a Rule 10b5-1 plan whereby we authorized the repurchase of shares of our common stock subject to certain parameters.

During 2007, we repurchased 0.1 million shares from employees for $0.8 million, which was equal to the employees' tax liability from the exercise or vesting of share-based payment arrangements.

Off Balance Sheet Transactions

We had no off balance sheet transactions during the years presented other than those disclosed in Notes 20 and 21 of our consolidated financial statements.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual amounts could differ from those estimates. On an ongoing basis, management evaluates its estimates and assumptions and the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary. The accounting estimates described below are those that require management judgments, and therefore are critical to understanding our results of operations. Senior management has discussed the development and selection of these accounting estimates and the related disclosures with the audit committee of our board of directors.

F&I Chargeback Reserve—

We receive commissions from the sale of vehicle service contracts, credit life insurance and disability insurance to customers. In addition, we receive commissions from financing institutions for arranging customer financing. We may be charged back ("chargebacks") for finance, insurance or vehicle service contract commissions in the event a contract is terminated. The revenues from financing fees and commissions are recorded at the time the vehicles are sold and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. This data is evaluated on a product-by-product basis. Our loss histories vary depending on the product but generally range between 7% and 21%. Our F&I chargebacks for the years ending December 31, 2007, 2006 and 2005 were $20.8 million, 17.1 million and 14.6 million, respectfully. Our chargeback reserves were $16.1 million and $14.1 million as of December 31, 2007 and 2006, respectively. A 1% change in our estimate for all our products would have changed our finance and insurance, net by approximately $0.9 million.

Used Vehicle Inventory Lower of Cost or Market Reserve—

Our used vehicle inventory is stated at the lower of cost or market. We use the specific identification method to value our vehicle inventories. We maintain a reserve for specific inventory units where cost basis exceeds fair value. In assessing lower of cost or market for used vehicles, we consider (i) the aging of used vehicles, (ii) loss histories of used vehicles and (iii) current market conditions.

Our used vehicle loss histories have indicated that our losses range between 2-4% of our used vehicle inventory. Our used vehicle losses for the years ending December 31, 2007, 2006 and 2005 were $13.6 million, 12.5 million and 13.4 million, respectively. As of December 31, 2007, our used vehicle loss reserve was $3.4 million or 3.4% of used vehicle inventory. Each 1% change in our estimate would change our used vehicle reserve approximately $1.0 million.

Insurance Reserves—

We are self insured for certain employee medical claims and maintain stop loss insurance for individual claims. We have large deductible insurance programs in place for workers compensation, property and general liability claims. We maintain and review at least monthly our claim and loss history to assist in assessing our future liability for these claims. We also use professional service providers such as account administrators and actuaries to help us accumulate and assess this information. As of December 31, 2007 and 2006, we had $8.4 million and $5.9 million, respectively, of insurance reserves for both known and unknown employee medical, workers compensation, property and general liability claims. Insurance losses for the years ended December 31, 2007, 2006 and 2005 totaled $22.7 million, $22.3 million and $19.9 million, respectively.

Goodwill and Manufacturer Franchise Rights—

Goodwill represents the excess cost of the businesses acquired over the fair market value of the identifiable net assets. We have determined that, based on how we integrate acquisitions into our business, how the components of our business share resources and interact with one another, and the fact that all components are economically similar, we qualify as a single reporting unit for purposes of testing goodwill for impairment. Our dealership general managers are responsible for customer facing activities, including inventory management and advertising and personnel decisions; and have the flexibility to respond to local market conditions. The corporate management team, with input from the regional management teams, is responsible for infrastructure and general strategy decisions.

The fair market value of our manufacturer franchise rights is determined at the acquisition date through discounting the projected cash flows specific to each franchise. We have determined that manufacturer franchise rights have an indefinite life as there are no legal, contractual, economic or other factors that limit their useful lives and they are expected to generate cash flows indefinitely due to the historically long lives of the manufacturers' brand names. Due to the fact that manufacturer franchise rights are specific to the location in which we acquire a dealership, we have determined that the dealership is the reporting unit for purposes of testing franchise rights for impairment.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we do not amortize goodwill and other intangible assets that are deemed to have indefinite lives. We review goodwill and indefinite lived manufacturer franchise rights for impairment annually on October 1st of each year, or more often if events or circumstances indicate that impairment may have occurred. We are subject to financial statement risk to the extent that manufacturer franchise rights become impaired due to decreases in fair market value of our individual franchises or to the extent that goodwill becomes impaired due to decreases in the fair market value of our automotive retail business.

The significant estimates and assumptions used by management in assessing the recoverability of goodwill and other intangible assets are estimated future cash flows, present value discount rate, and other factors. Any changes in these estimates or assumptions could result in an impairment charge. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's subjective judgment. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluations of long-lived assets can vary within a range of outcomes.

In addition to the testing above, which is done on an annual basis, management uses certain indicators to evaluate whether the carrying value of goodwill and other intangible assets may not be recoverable, such as (i) current-period operating or cash flow declines combined with a history of operating or cash flow declines or a forecast that demonstrates continuing declines in the cash flow of an entity or inability of an entity to improve its operations to forecasted levels and (ii) a significant adverse change in the business climate, whether structural or technological, that could affect the value of an entity.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board ("FASB') issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, commonly referred to as minority interest. Among other matters, SFAS 160 requires (a) the noncontrolling interest be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly presented in the statement of income. SFAS 160 is effective for the Company's 2009 fiscal year. SFAS 160 is to be applied prospectively, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The adoption of SFAS No. 160 will not impact our consolidated financial statements as we do not have any minority interests in our subsidiaries.

In December 2007, the FASB issued SFAS No. 141R "Business Combinations," ("SFAS 141R"). SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination, recognizing assets acquired and liabilities assumed arising from contingencies, and determining what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. We expect the adoption of SFAS 141R to decrease our Other Operating Income (Expense), net by approximately $0.1 million to $0.3 million per acquisition.

In June 2007, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 06-11 "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF Issue No. 06-11 requires the recognition of a realized tax benefit associated with the dividends on affected securities charged to retained earnings as an increase in additional paid-in capital ("APIC"). The amount recognized in APIC should be included in the APIC pool. When an entity's estimate of forfeitures increases or actual forfeitures exceed its estimates, the amount of tax benefits previously recognized in APIC should be reclassified into the income statement; however, the amount reclassified is limited to the APIC pool balance on the reclassification date. EITF Issue No. 06-11 is effective for fiscal periods beginning after December 31, 2007. We do not expect the adoption of EITF Issue No. 06-11 to have a material financial impact to our financial statements.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements." SFAS No. 157 provides guidance for, among other things, the definition of fair value and the methods used to measure fair value. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial statements and disclosures.

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties and disclosure. On January 1, 2007, we adopted FIN 48. The initial application of FIN 48 to our tax positions had no impact on Shareholders' Equity. We did not record a cumulative effect adjustment related to the adoption of FIN 48.

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION

The following operating performance measures (i) cash provided by operating activities, as adjusted, (ii) dealership generated F&I gross profit PVR, (iii) adjusted SG&A expenses as a percentage of adjusted gross profit and (iv) adjusted income from continuing operations, are not measures of operating performance under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP profitability measures such as cash provided by operating activities, F&I gross profit PVR, SG&A as percentage of gross profit and income from continuing operations. These non-GAAP operating performance measures have material limitations and as a result should be evaluated in conjunction with the directly comparable GAAP measure. One limitation is that these non-GAAP measures are not defined by GAAP and our definition of each measure may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Other limitations of these non-GAAP measures are discussed below. In order to compensate for these limitations we also review the related GAAP measures. Investors should not consider the non-GAAP measures in isolation, or as a substitute for analysis of our operating results as reported under GAAP.

Adjusted cash provided by (used in) operating

Borrowings and repayments of floor plan notes payable to a party unaffiliated with the manufacturer of a particular new vehicle, and all floor plan notes payable relating to pre-owned vehicles, are classified as financing activities on the accompanying Consolidated Statements of Cash Flows with borrowings reflected separately from repayments. The net change in floor plan notes payable to a party affiliated with the manufacturer from which we purchase new vehicles is classified as an operating activity on the Consolidated Statements of Cash Flows. Borrowings of floor plan notes payable associated with inventory acquired in connection with all acquisitions are classified as a financing activity. Cash flows related to floor plan notes payable included in operating activities differ from cash flows related to floor plan notes payable included in financing activities only to the extent that the former are cash flows related to amounts payable to a lender affiliated with the manufacturer from which we purchased the related inventory while the latter are cash flows related to amounts payable to a lender not affiliated with the manufacturer from which we purchased the related inventory. No other differences exist.

Floor plan borrowings are required by all vehicle manufacturers for the purchase of new vehicles, and all floor plan providers require amounts borrowed for the purchase of a vehicle to be repaid immediately after that vehicle is sold. As a result, we believe that it is important to understand the relationship between the cash flows of all of our floor plan notes payable and inventory in order to understand our working capital and operating cash flow and to be able to compare our operating cash flow to that of our competitors (i.e., if our competitors have a different mix of manufacturer affiliated and non-manufacturer affiliated floor plan as compared to us). In addition, we include all floor plan borrowings and repayments in our operating cash flow forecasts. As a result, we use adjusted cash flow from operating activities to compare our results to forecasts. We believe that by splitting the cash flows of floor plan notes payable between operating activities and financing activities while all inventory activity is included in operating activities results in significantly different operating cash flow than when all the cash flows of floor plan notes payable are classified together in operating activities.

The non-GAAP measure "cash provided by operating activities, as adjusted" have material limitations. Cash provided by operating activities, as adjusted includes borrowings and repayments of floor plan notes payable to lenders not affiliated with the manufacturer of the related vehicle and conversely cash (used in) provided by financing activities, as adjusted, excludes borrowings and repayments of floor plan notes payable to lenders not affiliated with the manufacturer of the related vehicle. In addition, the non-GAAP measure cash provided by operating activities, as adjusted may not be comparable to similarly titled measures of other companies. In order to compensate for these limitations we also review the related GAAP measures.

Cash (used in) provided by financing activities, as adjusted, is not presented as a measure of our performance, financial position or cash flows. We present this figure solely to show the source of the amount stated as "Floor plan notes payable—non-manufacturer affiliated" in our reconciliation of adjusted cash provided by (used in) operating activities.

We have provided a reconciliation of cash flow from operating activities and financing activities, as if all changes in floor plan notes payable, except for (i) borrowings associated with acquisitions and repayments associated with divestitures and (ii) borrowings and repayments associated with the purchase of used vehicle inventory, were classified as an operating activity.

	2007	2006	2005
		(In thousands)	
Reconciliation of Cash provided by (used in) Operating Activities to Adjusted Cash provided by Operating Activities			
Cash provided by (used in) operating activities, as reported	$ 69,336	$128,581	$ (40,457)
New vehicle floor plan (repayments) borrowings—non-manufacturer affiliated, net	77,562	(29,026)	106,618
Floor plan notes payable—manufacturer affiliated divestitures	—	13,996	16,534
Cash provided by operating activities, as adjusted	$146,898	$113,551	$ 82,695
Reconciliation of Cash provided by (used in) Financing Activities to Adjusted Cash used in Financing Activities			
Cash provided by (used in) financing activities, as reported	$ 9,744	$ (65,432)	$ 100,708
New vehicle floor plan (repayments) borrowings—non-manufacturer affiliated, net	(77,562)	29,026	(106,618)
Cash used in financing activities, as adjusted	$ (67,818)	$ (36,406)	$ (5,910)

Dealership Generated F&I Gross Profit PVR—

We evaluate our F&I performance on a PVR basis by dividing our total F&I gross profit by the number of retail vehicles sold during the period. During 2003, we renegotiated a contract with one of our third-party F&I product providers, which resulted in the recognition of income that was not attributable to retail vehicles sold during the year. We believe that dealership generated F&I, which excludes the additional revenue derived from contracts negotiated by our corporate office, provides a measure of our F&I operating performance as used by management to operate the business. However, this non-GAAP measure has material limitations including the fact that although we believe the recognition of corporate generated F&I gross profit is infrequent and that we do not expect to recognize corporate generate F&I gross profit in the future, we cannot assure you that we will not recognize similar amounts of F&I gross profit in the future. In order to compensate for these limitations we also review the related GAAP measures.

The following table reconciles F&I, net to dealership generated F&I, and provides the necessary components to calculate dealership generated F&I PVR (in thousands, except for unit and per vehicle data):

	For the Years Ended December 31,		
	2007	2006	2005
		(In thousands)	
F&I, net (as reported)	$162,189	$154,894	$146,566
Less: corporate generated F&I gross profit	—	(1,685)	(4,822)
Less: corporate generated F&I gain	—	(3,400)	—
Dealership generated F&I	$162,189	$149,809	$141,744
Retail units sold:			
New retail units	101,871	103,100	101,158
Used retail units	60,764	62,132	58,625
Total	162,635	165,232	159,783

SG&A Expenses as a percentage of adjusted gross profit

Our operations during the twelve months ended December 31, 2007 were impacted by legal claims arising in, and before, the year 2003. Our operations during the twelve months ended December 31, 2006 were impacted by the sale of our remaining interest in a pool of extended service contracts. We believe that an alternative comparison, as used by management to compare actual results to forecasted results, of our SG&A as a percentage of adjusted gross profit can be made by adjusting for these items based on the fact that we believe these items are not core dealership operating items and should not be considered when forecasting our future results.

The non-GAAP measures "adjusted gross profit" contains material limitations. Although we believe that corporate generated F&I gross profit is infrequent and although we do not expect to recognize this item in the future we cannot assure you that this type of item will not recur in the future. In addition, our gross profit may not be comparable with gross profit of other companies to the extent that other companies recognize similar items in gross profit and do not provide disclosure of the amounts. In order to compensate for these limitations we also review the related GAAP measures.

The following table reconciles gross profit to adjusted gross profit, and provides the necessary components to calculate SG&A expenses as a percentage of adjusted gross profit:

	For the Years Ended December 31	
	2007	2006
	(In thousands)	
SG&A expenses	$685,632	$663,856
Legal settlements expense	(2,511)	—
Adjusted SG&A expense	$683,121	$663,856
Gross profit	$889,444	$870,778
Corporate generated F&I gain	—	(3,400)
Adjusted gross profit	$889,444	$867,378
Adjusted SG&A expenses as a percentage of adjusted gross profit	76.8%	76.5%

	For the Years Ended December 31	
	2006	2005
	(In thousands)	
SG&A expenses	$663,856	$627,146
Share-based compensation	(4,955)	—
Adjusted SG&A expense	$658,901	$627,146
Gross profit	$870,778	$806,952
Corporate generated F&I gain	(3,400)	—
Adjusted gross profit	$867,378	$806,952
Adjusted SG&A expenses as a percentage of adjusted gross profit	76.0%	77.7%

Adjusted income from continuing operations

Our income from continuing operations during 2007 was impacted by (i) retirement benefits expense associated with the retirement of our former CEO, (ii) expenses related to a secondary offering for which we did not receive any proceeds, (iii) a loss on extinguishment of long-term debt, and (iv) legal claims arising in, and before, the year 2003. Our income from continuing operations during 2006 was impacted by (i) the sale of our remaining interest in a pool of extended service contracts, (ii) a gain recognized on the sale of a franchise in which the dealership facility was retained, (iii) our decision to abandon certain strategic projects, (iv) expenses related to the extinguishment of long-term debt and (v) expenses related to two secondary stock offerings. We believe that an alternative comparison of our income from continuing operations, as used by management to compare actual results to forecasted results, can be made by adjusting for these items based on the fact that we believe these items are not core dealership operating items and should not be considered when forecasting our future results.

The non-GAAP measures "adjusted income from continuing operations" contain material limitations. Although we believe that retirement benefits expense, corporate generated F&I gross profit, reorganization benefits (expenses), abandoned strategic project expenses, secondary stock offering expenses and losses from the extinguishment of long-term debt are infrequent and although we do not expect to recognize these items in the future we cannot assure you that we will not recognize them in the future. In addition, our income from continuing operations may not be comparable with income from continuing operations of other companies to the extent that other companies recognize similar items in income from continuing operations and do not provide disclosure of the amounts. In order to compensate for these limitations we also review the related GAAP measures.

	For the Years Ended December 31,	
	2007	2006
	(In thousands)	
Net income	$50,955	$60,749
Discontinued operations, net of tax	3,331	6,340
Income from continuing operations	54,286	67,089
Adjusting items:		
Loss on extinguishment of long-term debt, net of tax	11,577	717
Retirement benefits expense, net of tax	1,844	—
Legal settlement expense, net of tax	1,569	—
Secondary stock offering expenses *	270	1,073
Corporate generated F&I gain, net of tax	—	(2,130)
Gain on sale of franchise, net of tax	—	(1,565)
Abandoned strategic project expenses, net of tax	—	1,039
Adjusted income from continuing operations	$69,546	$66,223

* Secondary offering expenses are not deductible for tax purposes; therefore, no tax benefit has been reflected.

In addition to the items discussed above, effective January 1, 2006, we adopted SFAS No. 123R under the modified prospective transition method and therefore recorded share-based compensation expense under the fair value method for the year ended December 31, 2006. Prior to January 1, 2006, share-based compensation expense was recorded under the intrinsic value method and therefore we did not recognize any share-based compensation expense. As a result, we believe that an alternative comparison of our income from continuing operations, as used by management to compare actual results to budgeted results, can be made by adjusting for these items based on the fact that we believe these items are not core dealership operating items and should not be considered when forecasting our future results.

	For the Years Ended December 31,	
	2006	2005
	(In thousands)	
Net income	$60,749	$61,081
Discontinued operations, net of tax	6,340	(3,313)
Income from continuing operations	67,089	57,768
Adjusting items:		
Share-based compensation, net of tax	3,105	—
Corporate generated F&I gain, net of tax	(2,130)	—
Gain on sale of franchise, net of tax	(1,565)	—
Secondary stock offering expenses *	1,073	—
Abandoned strategic project expenses, net of tax	1,039	—
Loss on extinguishment of long-term debt, net of tax	717	—
Reorganization expenses, net of tax	—	2,598
Reorganization benefit, net of tax	—	(2,114)
Adjusted income from continuing operations	$69,328	$58,252

* Secondary offering expenses are not deductible for tax purposes; therefore, no tax benefit has been reflected.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to market risk from changes in interest rates on a significant portion of our outstanding indebtedness. Based on $554.5 million of total variable rate debt (including floor plan notes payable) outstanding as of December 31, 2007, a 1% change in interest rates would result in a change of approximately $5.5 million to our annual other interest expense.

We received $26.1 million of interest credit assistance from certain automobile manufacturers during the year ended December 31, 2007. Interest credit assistance reduced cost of sales (including amounts classified as discontinuing operations) for the year ended December 31, 2007 by $22.3 million and reduced new vehicle inventory by $7.8 million and $4.1 million as of December 31, 2007 and 2006, respectively. Although we can provide no assurance as to the amount of future floor plan credits, it is our expectation, based on historical data that an increase in prevailing interest rates would result in increased interest credit assistance from certain automobile manufacturers.

Hedging Risk

In November 2006, we entered into an interest rate swap agreement with a notional principal amount of $150.0 million as a hedge against the changes in interest rates of our variable rate floor plan notes payable for a period of two years beginning in November 2006. The swap agreement was designated and qualifies as a cash flow hedge of future changes in interest rates of our variable rate floor plan notes payable and is not expected to contain any ineffectiveness. As of December 31, 2007 and 2006, the swap agreement had a fair value of $1.5 million and $0.2 million, respectively, which was included in Other Long-Term Liabilities on the accompanying Consolidated Balance Sheets.

We have an interest rate swap with a current notional principal amount of $13.5 million. The swap was designed to provide a hedge against changes in interest rates of our variable rate mortgage notes payable through maturity in June 2011. This interest rate swap qualifies for cash flow hedge accounting treatment and will contain minor ineffectiveness. Under the terms of the swap agreement, we make payments based on a fixed rate of 6.08% and receive a variable rate cash flows based on one-month LIBOR. As of December 31, 2007 the swap agreement had a fair value of $0.2 million and is included in Other Long-Term Liabilities on the accompanying Consolidated Balance Sheets. As of December 31, 2006 the swap agreement had a fair value of $0.3 million and is included in Other Long-Term Assets on the accompanying Consolidated Balance Sheets.

Three of our interest rate swap agreements terminated in March 2006, which resulted in a cash payment of $13.7 million, which equaled the fair market value of the swap agreements. Included in Accumulated Other Comprehensive Loss on our Consolidated Balance Sheet as of December 31, 2007, was $2.5 million ($1.5 million, net of tax) of unrecognized amortization related to our two terminated cash flow swaps, which are being amortized through March 2014 as a component of Floor Plan Interest Expense on the accompanying Consolidated Statements of Income. Amortization of these terminated cash flow swaps totaled $0.9 million for the year ended December 31, 2007. In addition, included as a reduction to our 8% Notes as of December 31, 2007, was $6.7 million of unrecognized amortization related to our terminated fair value swap, which is being amortized through March 2014 as a component of Other Interest Expense on the accompanying Consolidated Statements of Income. Amortization of this terminated fair value swap totaled $1.1 million for the year ended December 31, 2007 and will total $1.1 million for the year ended December 31, 2008.

In connection with the sale of our 3% Notes, we entered into convertible note hedge transactions with respect to our common stock with Goldman, Sachs & Co. and Deutsche Bank AG, London Branch (collectively, the "Counterparties"). The convertible note hedge transaction requires the Counterparties to deliver to us, subject to customary anti-dilution adjustments, all shares issuable upon conversion of the 3% Notes. The effect of the convertible note hedge transactions is to unwind the conversion feature of the 3% Notes. Under the terms of the convertible note hedge transactions we will receive shares from the Counterparties in the event of a conversion of our 3% Notes.

We also entered into separate warrant transactions whereby we sold to the Counterparties warrants to acquire, subject to customary anti-dilution adjustments, shares of our common stock at an initial strike price of $45.09 per share, which was a 62.50% premium over the market price of our common stock at the time of pricing. The strike price was adjusted to $45.0385 in the third quarter of 2007 as a result of our decision to increase our quarterly dividend to $0.225. Under the terms of the warrant transactions we are required to issue shares of our common stock to the Counterparties in the event of a conversion of our 3% Notes at a strike price above $45.0385.

The convertible note hedge and warrant transactions are expected to offset the potential dilution upon conversion of the 3% Notes in the event that the market value per share of our common stock at the time of conversion is between $33.99 and $45.0385.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Asbury Automotive Group, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Asbury Automotive Group, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. We also have audited the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Asbury Automotive Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 16 to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109".

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 29, 2008

ASBURY AUTOMOTIVE GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2007	December 31, 2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 53,354	$ 129,170
Contracts-in-transit	116,135	126,012
Accounts receivable (net of allowance of $678 and $648, respectively)	132,830	167,562
Inventories	769,992	775,313
Deferred income taxes	12,291	13,961
Assets held for sale	34,075	25,947
Other current assets	73,745	55,099
Total current assets	1,192,422	1,293,064
PROPERTY AND EQUIPMENT, net	238,581	202,584
GOODWILL	483,301	447,996
OTHER LONG-TERM ASSETS	101,996	87,193
Total assets	$2,016,300	$2,030,837
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Floor plan notes payable—manufacturer affiliated	$ 193,748	$ 319,896
Floor plan notes payable—non-manufacturer affiliated	480,203	380,881
Current maturities of long-term debt	1,736	1,865
Accounts payable and accrued liabilities	186,121	174,526
Liabilities associated with assets held for sale	9,859	3,887
Total current liabilities	871,667	881,055
LONG-TERM DEBT	473,851	454,010
DEFERRED INCOME TAXES	51,741	53,991
OTHER LONG-TERM LIABILITIES	34,816	29,948
COMMITMENTS AND CONTINGENCIES (Notes 20 and 21)		
SHAREHOLDERS' EQUITY:		
Preferred stock, $.01 par value, 10,000,000 shares authorized	—	—
Common stock, $.01 par value, 90,000,000 shares authorized 36,258,961 and 35,071,401 shares issued, including shares held in treasury, respectively	363	351
Additional paid-in capital	440,434	431,725
Retained earnings	219,356	196,393
Treasury stock, at cost; 4,677,261 and 1,536,706 shares held, respectively	(73,319)	(14,559)
Accumulated other comprehensive loss	(2,609)	(2,077)
Total shareholders' equity	584,225	611,833
Total liabilities and shareholders' equity	$2,016,300	$2,030,837

See accompanying Notes to Consolidated Financial Statements

ASBURY AUTOMOTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	For the Years Ended December 31,		
	2007	2006	2005
REVENUES:			
New vehicle	$3,385,225	$3,425,074	$3,267,935
Used vehicle	1,462,920	1,443,899	1,315,907
Parts, service and collision repair	702,633	670,520	626,443
Finance and insurance, net	162,189	154,894	146,566
Total revenues	5,712,967	5,694,387	5,356,851
COST OF SALES:			
New vehicle	3,145,107	3,182,337	3,042,120
Used vehicle	1,338,924	1,310,852	1,198,774
Parts, service and collision repair	339,492	330,420	309,005
Total cost of sales	4,823,523	4,823,609	4,549,899
GROSS PROFIT	889,444	870,778	806,952
OPERATING EXPENSES:			
Selling, general and administrative	(685,632)	(663,856)	(627,146)
Depreciation and amortization	(21,492)	(20,061)	(19,441)
Other operating (expense) income, net	(958)	1,485	(552)
Income from operations	181,362	188,346	159,813
OTHER INCOME (EXPENSE):			
Floor plan interest expense	(43,107)	(40,533)	(27,597)
Other interest expense	(39,245)	(44,185)	(40,841)
Interest income	4,336	5,111	966
Loss on extinguishment of long-term debt	(18,523)	(1,144)	—
Total other expense, net	(96,539)	(80,751)	(67,472)
Income before income taxes	84,823	107,595	92,341
INCOME TAX EXPENSE	30,537	40,506	34,573
INCOME FROM CONTINUING OPERATIONS	54,286	67,089	57,768
DISCONTINUED OPERATIONS, net of tax	(3,331)	(6,340)	3,313
NET INCOME	$ 50,955	$ 60,749	$ 61,081
EARNINGS PER COMMON SHARE:			
Basic—			
Continuing operations	$ 1.67	$ 2.02	$ 1.77
Discontinued operations	(0.10)	(0.19)	0.10
Net income	$ 1.57	$ 1.83	$ 1.87
Diluted—			
Continuing operations	$ 1.63	$ 1.97	$ 1.76
Discontinued operations	(0.10)	(0.19)	0.10
Net income	$ 1.53	$ 1.78	$ 1.86
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:			
Basic	32,463	33,187	32,691
Stock options	425	673	205
Performance share units	452	207	—
Diluted	33,340	34,067	32,896

See accompanying Notes to Consolidated Financial Statements

ASBURY AUTOMOTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Loss	Total
	Shares	Amount			Shares	Amount		
Balances, December 31, 2004	**34,163,759**	**$342**	**$413,094**	**$ 87,905**	**1,586,587**	**$(15,032)**	**$(4,577)**	**$481,732**
Comprehensive Income:								
Net income	—	—	—	61,081	—	—	—	61,081
Change in fair value of cash flow swaps, net of $(594) tax expense	—	—	—	—	—	—	990	990
Comprehensive income	—	—	—	61,081	—	—	990	62,071
Issuance of common stock in connection with the exercise of stock options, including $381 tax benefit	271,493	2	3,960	—	—	—	—	3,962
Shared-based compensation	—	—	1	—	—	—	—	1
Balances, December 31, 2005	**34,435,252**	**$344**	**$417,055**	**$148,986**	**1,586,587**	**$(15,032)**	**$(3,587)**	**$547,766**
Comprehensive income:								
Net income	—	—	—	60,749	—	—	—	60,749
Change in fair value of cash flow swaps, net of ($659) tax expense	—	—	—	—	—	—	1,022	1,022
Amortization of terminated cash flow swaps, net of $(308) tax expense	—	—	—	—	—	—	488	488
Comprehensive income	—	—	—	60,749	—	—	1,510	62,259
Dividends	—	—	—	(13,342)	—	—	—	(13,342)
Issuance of common stock in connection with the exercise of stock options, including $2,117 tax benefit	636,149	7	9,715	—	(49,881)	473	—	10,195
Share-based compensation	—	—	4,955	—	—	—	—	4,955
Balances, December 31, 2006	**35,071,401**	**$351**	**$431,725**	**$196,393**	**1,536,706**	**$(14,559)**	**$(2,077)**	**$611,833**
Comprehensive Income:								
Net income	—	—	—	50,955	—	—	—	50,955
Change in fair value of cash flow swaps, net of $708 tax benefit	—	—	—	—	—	—	(1,105)	(1,105)
Amortization of terminated cash flow swaps, net of $(320) tax expense	—	—	—	—	—	—	573	573
Comprehensive income	—	—	—	50,955	—	—	(532)	50,423
Dividends	—	—	—	(27,992)	—	—	—	(27,992)
Share-based compensation	—	—	5,942	—	—	—	—	5,942
Issuance of common stock in connection share-based payment arrangements, including $1,687 tax benefit	1,187,560	12	5,815	—	—	—	—	5,827
Repurchase of common stock associated with net share settlement of employee share-based awards	—	—	—	—	820,555	(1,704)	—	(1,704)
Purchases of treasury shares	—	—	—	—	2,320,000	(57,056)	—	(57,056)
Purchase of equity call option	—	—	(19,309)	—	—	—	—	(19,309)
Sale of equity warrants	—	—	8,924	—	—	—	—	8,924
Deferred income tax benefit associated with equity call option	—	—	7,337	—	—	—	—	7,337
Balances, December 31, 2007	**36,258,961**	**$363**	**$440,434**	**$219,356**	**4,677,261**	**$(73,319)**	**$(2,609)**	**$584,225**

See accompanying Notes to Consolidated Financial Statements

ASBURY AUTOMOTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,		
	2007	2006	2005
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income	$ 50,955	$ 60,749	$ 61,081
Adjustments to reconcile net income to net cash provided by (used in) operating activities—			
Depreciation and amortization	21,492	20,061	19,441
Share-based compensation	5,942	4,955	1
Deferred income taxes	6,864	7,198	(916)
Loss on extinguishment of long-term debt	18,523	1,144	—
Loaner vehicle amortization	6,991	6,274	5,229
Other adjustments	9,244	4,255	7,113
Changes in operating assets and liabilities, net of acquisitions and divestitures—			
Contracts-in-transit	9,877	(3,762)	(16,890)
Accounts receivable	14,418	(20,190)	(35,129)
Proceeds from the sale of accounts receivable	20,284	19,591	16,867
Inventories	59,770	(47,010)	56,541
Other current assets	(44,706)	(34,814)	(35,917)
Floor plan notes payable—manufacturer affiliated	(120,532)	129,781	(123,247)
Floor plan notes payable—manufacturer affiliated divestitures	—	(13,996)	(16,534)
Accounts payable and accrued liabilities	11,681	(8,594)	25,823
Excess tax benefits from share-based payment arrangements	(1,687)	(2,117)	—
Other long-term assets and liabilities, net	220	5,056	(3,920)
Net cash provided by (used in) operating activities	69,336	128,581	(40,457)
CASH FLOW FROM INVESTING ACTIVITIES:			
Capital expenditures—internally financed	(34,663)	(30,307)	(36,123)
Capital expenditures—externally financed	(22,471)	(14,969)	(41,940)
Construction reimbursements associated with sale-leaseback agreements	11,405	3,383	14,630
Acquisitions	(117,123)	—	(24,613)
Purchase of previously leased real estate	—	—	(44,701)
Proceeds from the sale of assets	11,650	52,797	102,589
Other investing activities	(3,694)	(2,077)	(992)
Net cash (used in) provided by investing activities	(154,896)	8,827	(31,150)
CASH FLOW FROM FINANCING ACTIVITIES:			
Floor plan borrowings—non-manufacturer affiliated	2,736,136	2,476,160	3,145,343
Floor plan borrowings—acquisitions	27,866	—	15,339
Floor plan repayments—non-manufacturer affiliated	(2,658,613)	(2,507,186)	(3,038,939)
Floor plan repayments—non-manufacturer affiliated divestitures	(5,384)	(11,252)	(9,208)
Payments of dividends	(27,663)	(13,342)	—
Proceeds from borrowings	283,320	987	24,531
Repayments of borrowings	(277,832)	(20,634)	(50,096)
Payments of debt issuance costs	(7,949)	(360)	(4,975)
Proceeds from the sale of warrants	8,924	—	—
Purchase of equity call option	(19,309)	—	—
Purchases of treasury stock	(57,056)	—	—
Proceeds from the sale of assets associated with sale-leaseback agreements	3,181	—	15,132
Excess tax benefits from share-based payment arrangements	1,687	2,117	—
Repurchase of common stock associated with net share settlement of employee share-based awards	(820)	—	—
Proceeds from the exercise of stock options	3,256	8,078	3,581
Net cash provided (used) by financing activities	9,744	(65,432)	100,708
Net (decrease) increase in cash and cash equivalents	(75,816)	71,976	29,101
CASH AND CASH EQUIVALENTS, beginning of year	129,170	57,194	28,093
CASH AND CASH EQUIVALENTS, end of year	$ 53,354	$ 129,170	$ 57,194

See Note 19 for supplemental cash flow information

See accompanying Notes to Consolidated Financial Statements

ASBURY AUTOMOTIVE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(December 31, 2007, 2006 and 2005)

1. DESCRIPTION OF BUSINESS

We are one of the largest automotive retailers in the United States, operating 124 franchises (93 dealership locations) in 22 metropolitan markets within 11 states as of December 31, 2007. We offer an extensive range of automotive products and services, including new and used vehicles, vehicle maintenance, replacement parts, collision repair services, and financing, insurance and service contracts. We offer 35 domestic and foreign brands of new vehicles, including six heavy truck brands. We also operate 24 collision repair centers that serve our markets.

We developed our dealership portfolio through the acquisition of large, locally branded dealership groups operating throughout the United States. We complemented these large dealership groups with the purchase of numerous single point dealerships and small dealership groups in our existing market areas (referred to as "tuck-in acquisitions.") We continue to use tuck-in acquisitions to increase the number of vehicle brands we offer in a particular market area and to create a larger gross profit base over which to spread overhead costs. Our retail network is currently organized into primarily four regions and includes nine dealership groups: (i) Florida (comprising our Coggin dealerships, operating primarily in Jacksonville, Fort Pierce and Orlando, and our Courtesy dealerships operating in Tampa), (ii) West (comprising our McDavid dealerships operating throughout Texas, our North Point dealerships operating in Little Rock, Arkansas and our California dealerships operating in Los Angeles, Sacramento and Fresno), (iii) Mid-Atlantic (comprising our Crown dealerships operating in New Jersey, North Carolina, South Carolina and Virginia) and (iv) South (comprising our Nalley dealerships operating in Atlanta, Georgia). Our Plaza dealerships operating in St. Louis, Missouri and our Gray Daniels dealerships operating in Jackson, Mississippi remain standalone operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), and reflect the consolidated accounts of Asbury Automotive Group, Inc. and our wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation. In addition, certain items have been reclassified to conform to current presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Estimates and assumptions are reviewed quarterly and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Significant estimates made in the accompanying Consolidated Financial Statements include, but are not limited to, inventory valuation reserves, reserves for chargebacks against revenue recognized from the sale of finance and insurance products, certain assumptions related to intangible and long-lived assets, reserves for self-insurance programs, reserves for certain legal proceedings, and reserves for estimated tax liabilities.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments in money market accounts.

Contracts-In-Transit

Contracts-in-transit represent receivables from unrelated finance companies for the portion of the vehicle purchase price financed by customers through sources arranged by us. These contracts-in-transit are collected within the first week following the sale of the related vehicles but not usually longer than 30 days.

Inventories

Inventories are stated at the lower of cost or market. We use the specific identification method to value vehicle inventories and the "first-in, first-out" method ("FIFO") to account for our parts inventories. We maintain a reserve for specific inventory units where cost basis exceeds fair value. In assessing lower of cost or market for new and used vehicles, we consider (i) the aging of new and used vehicles, (ii) loss histories of new and used vehicles, (iii) the timing of annual and model changeovers of new vehicles and (iv) current market conditions. Our new vehicle loss histories have indicated that our losses range between 1% to 3% of our new vehicle inventory greater than 300 days old, as we very rarely sell a new vehicle that is less than 300 days old for a loss. Additionally, we receive advertising and interest credit assistance from certain automobile manufacturers. In accordance with Emerging Issues Task Force ("EITF") 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," manufacturer advertising credits that are reimbursements of costs associated with specific advertising programs are recognized as a reduction of advertising expense in the period they are earned. All other manufacturer advertising and interest credits are accounted for as purchase discounts and are recorded as a reduction of inventory and recognized in New Vehicle Cost of Sales in the accompanying Consolidated Statements of Income in the period the related inventory is sold.

Sale-Leaseback Transactions

We utilize sale-leaseback transactions to (i) finance the construction of new dealership facilities and upgrades to our existing facilities and (ii) to generate liquidity when owned real estate has substantial equity (i.e., a relatively small mortgage liability as compared to the sale value of the real estate).

We enter into definitive sale-leaseback agreements to finance the construction of new dealership facilities and upgrades to our existing facilities with unaffiliated third parties prior to the commencement of construction. The agreements include the lease rate and lease term among other customary conditions. During the construction period we capitalize the costs of construction in Other Current Assets on the accompanying Consolidated Balance Sheets, to the extent that we expect to receive the related reimbursements within one year from the balance sheet date. We record construction reimbursements during construction from unaffiliated third parties in Accrued Liabilities on the accompanying Consolidated Balance Sheets. Upon completion of construction, we reclassify all construction costs to Assets Held for Sale and any construction reimbursements to Liabilities Associated with Assets Held for Sale on the accompanying Consolidated Balance sheets until receipt of the final reimbursement, which is typically within the quarter following the completion of construction. Upon receipt of the final reimbursement we remove the related assets and any related construction reimbursements from our Consolidated Balance Sheets and commence long-term operating leases with the unaffiliated third party.

When entering into sale-leaseback transactions to generate liquidity, we remove the assets (i.e., real estate and dealership facilities) from our books and enter into a lease agreement for assets sold from the third-party. In accordance with paragraph 33 of SFAS 13, any profit on the sale is deferred and amortized on a straight-line basis over the lease term and any loss is recognized immediately.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. All depreciation is included in Depreciation and Amortization on the accompanying Consolidated Statements of Income. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset. The range of estimated useful lives is as follows (in years):

Buildings and improvements	10-40
Machinery and equipment	5-10
Furniture and fixtures	3-10
Company vehicles	3-5

Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of such assets, are expensed as incurred.

We review property and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." When we conduct our annual impairment test of our long-lived assets, we first compare the carrying amount of the underlying assets to their net recoverable value by reviewing the undiscounted cash flows expected to result from the use and eventual disposition of the underlying assets. If the carrying amount of the underlying assets is less than their net recoverable value, then we calculate the impairment to be, if any, the excess of the carrying amount over the fair market value and the impairment loss would be charged to operations in the period identified.

We capitalize interest on borrowings during the active construction period of capital projects. Capitalized interest is added to the cost of the assets and is depreciated over the estimated useful lives of the assets.

Acquisitions

Acquisitions are accounted for under the purchase method of accounting and the assets acquired and liabilities assumed are recorded at their fair value as of the acquisition dates. The operations of the acquired dealerships are included in the accompanying Consolidated Statements of Income commencing on the date of acquisition.

Goodwill and Other Intangible Assets

Goodwill represents the excess cost of the businesses acquired over the fair market value of the identifiable net assets. We have determined that, based on how we integrate acquisitions into our business, how the components of our business share resources and interact with one another, and the fact that all components are economically similar, we qualify as a single reporting unit for purposes of testing goodwill for impairment. Our dealership general managers are responsible for customer facing activities, including inventory management and advertising and personnel decisions; and have the flexibility to respond to local market conditions. The corporate management team, with input from the regional management teams, is responsible for infrastructure and general strategy decisions.

The fair market value of our manufacturer franchise rights is determined at the acquisition date through discounting the projected cash flows specific to each franchise. We have determined that manufacturer franchise rights have an indefinite life as there are no legal, contractual, economic or other factors that limit their useful lives and they are expected to generate cash flows indefinitely due to the historically long lives of the manufacturers' brand names. Due to the fact that manufacturer franchise rights are specific to the location in which we acquire a dealership, we have determined that the dealership is the reporting unit for purposes of testing franchise rights for impairment.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we do not amortize goodwill and other intangible assets that are deemed to have indefinite lives. We review goodwill and indefinite lived manufacturer franchise rights for impairment annually on October 1st of each year, or more often if events or circumstances indicate that impairment may have occurred. We are subject to financial statement risk to the extent that manufacturer franchise rights become impaired due to decreases in fair market value of our individual franchises or to the extent that goodwill becomes impaired due to decreases in the fair market value of our automotive retail business.

All other intangible assets are deemed to have definite lives and are amortized on a straight-line basis over the life of the asset ranging from 3 to 15 years and are tested for impairment when circumstances indicate that the carrying value of the asset might be impaired.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash, contracts-in-transit, accounts receivable, notes receivable, cash surrender value of corporate-owner life insurance policies, accounts payable, floor plan notes payable, long-term debt and interest rate swap agreements. The carrying amounts of our accounts receivable, notes receivable, restricted investments, accounts payable, floor plan notes payable and interest rate swap agreements approximate fair value due either to length of maturity or existence of variable interest rates, which approximate market rates. As of December 31, 2007, our 8% Senior Subordinated Notes due 2012 ("8% Notes"), 7.625% Senior Subordinated Notes due 2017 (7.625% Notes") and our 3% Convertible Notes due 2014 ("3% Notes") had a carrying value of $179.4 million (excluding the effects of our fair value hedge), $150.0 million, and $115.0 million, respectively, and a fair market value, based on current market prices, of $169.6 million, $132.8 million, and $89.7 million, respectively.

Derivative Instruments and Hedging Activities

We utilize derivative financial instruments to manage our capital structure and interest rate risk. The types of risks hedged are those relating to the variability of cash flows and changes in the fair value of our financial instruments caused by movements in interest rates. We document our risk management strategy and assess hedge effectiveness at the inception and during the term of each hedge. Derivatives are reported at fair value on the accompanying Condensed Consolidated Balance Sheets.

The changes in fair value of the effective portion of "cash flow" hedges are reported as a component of accumulated other comprehensive loss. Amounts in accumulated other comprehensive loss are reclassified to interest expense to the extent the hedge becomes ineffective. The change in fair value of "fair value" hedges are recorded as a component of interest expense. Changes in the fair value of the associated hedged exposures are also recorded as a component of interest expense.

Measurements of hedge effectiveness are based on comparisons between the gains or losses of the actual interest rate swaps and the gains or losses of hypothetical interest rate swaps, which are designed to reflect the critical terms of the defined hedged exposures. Ineffective portions of these interest rate swaps are reported as a component of interest expense in the accompanying Consolidated Statements of Income. We recognized minor ineffectiveness during the years ended December 31, 2007, 2006, and 2005.

Insurance

We are self insured for employee medical claims and maintain stop loss insurance for individual claims. We have large deductible insurance programs for workers compensation, property and general liability claims. We maintain and review monthly our claim and loss history to assist in assessing our future liability for these claims. We also use professional service providers such as account administrators and actuaries to help us accumulate and assess this information.

Revenue Recognition

Revenue from the sale of new and used vehicles is recognized upon delivery, passage of title, signing of the sales contract and approval of financing. Revenue from the sale of parts, service and collision repair is recognized upon delivery of parts to the customer or at the time vehicle service or repair work is completed. Manufacturer incentives and rebates, including manufacturer holdbacks, floor plan interest assistance and certain advertising assistance, are recognized as a component of new vehicle cost of sales when earned, generally at the time the related vehicles are sold.

We receive commissions from third party lending and insurance institutions for arranging customer financing and for the sale of vehicle service contracts, credit life insurance and disability insurance to customers (collectively "F&I"). We may be charged back ("chargebacks") for F&I commissions in the event a contract is terminated prior to maturity. F&I commissions are recorded at the time the vehicles are sold and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. F&I commissions, net of estimated chargebacks, are included in Finance and Insurance, net in the accompanying Condensed Consolidated Statements of Income.

In addition to the commissions we receive on the sale of third-party warranty and insurance products, we also have contingent revenue arrangements with third-party administrators whereby we will potentially receive retrospective payments in the future. These payments, if any, represent the amount of funds available to pay future claims in excess of what is actually used to pay claims on the related policies. These payments are determined by the third-party administrator when they believe that the pool of contracts have matured enough to determine that excess funds exist. The amount of retrospective payments is contingent on the claim performance (i.e. the amount of the funds used to pay customer claims). If the claim performance is such that no excess funds are predicted to exist at the maturity of the related contract, then no retrospective commissions are paid. As a result, we do not record retrospective commissions until such a time that the payment has been confirmed by the third-party administrator to the contracts, because that is the first time that the amount is fixed and determinable.

Internal Profit

Revenues and expenses associated with the internal work performed by our service department on new and used vehicles are eliminated in consolidation. The gross profit earned by our service departments for internal work performed is included as a reduction of Parts, Service and Collision Repair Cost of Sales on the accompanying Consolidated Statements of Income. The costs incurred by our new and used departments for work performed by our service departments is included in New Vehicle Cost of Sales and Used Vehicle Costs of Sales on the accompanying Consolidated Statements of Income, depending on the type of vehicle serviced. We maintain an internal profit reserve for internal profit on vehicles that have not been sold.

Share-Based Compensation

We record share-based compensation expense under the fair value method of SFAS No. 123R "Share-Based Payment" on a straight-line basis over the vesting period. We adopted SFAS 123R effective January 2006, under the modified prospective transition method and therefore, our consolidated financial statements as of and for the year ended December 31, 2005 have not been restated. Prior to January 2006, including the years ended December 31, 2005, we recorded share-based compensation expense in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." APB Opinion No. 25 required the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at the measurement date over the amount an employee must pay to acquire the stock.

Earnings Per Share

Basic earnings per share is computed by dividing net income by our weighted-average common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted-average common shares and common share equivalents outstanding during the year. There were no adjustments to the numerator necessary to compute diluted earnings per share. During 2007, we issued warrants that upon exercise, may result in the issuance of between 3,382,978 and 6,765,957 shares of our common stock. In addition, during 2007, we issued $115.0 million of 3% Notes, which are convertible into our common stock at an initial exercise price of $33.99. The shares issuable upon exercise of warrants and 3% Notes could potentially dilute basic earnings per share in the future; however, were not included in the computation of diluted earnings per share, because they are currently anti-dilutive.

Advertising

We expense production and other costs of advertising as incurred and media when the advertising initially takes place, net of certain advertising credits and other discounts. Advertising expense from continuing operations totaled $49.8 million, $48.3 million and $48.9 million for the years ended December 31, 2007, 2006 and 2005, net of earned advertising credits and volume discounts of $7.6 million, $7.6 million and $7.0 million, respectively, and is included in Selling, General and Administrative expense in the accompanying Consolidated Statements of Income.

Construction Period Rent

In accordance with FASB Staff Position FAS13-1 "Accounting for Rental Costs Incurred during a Construction Period," beginning in January 2006, we began expensing all construction period rent as incurred. Prior to January 1, 2006, we capitalized rent associated with real estate under construction and, upon completion of the construction, we began amortizing the construction period rent over the remaining life of the lease.

Income Taxes

We use the liability method to account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all the deferred tax assets will not be realized. In addition, we record liabilities for unrecognized tax benefits in accordance with FIN 48.

Discontinued Operations

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," certain amounts reflected in the accompanying Consolidated Balance Sheets as of December 31, 2007 and 2006, have been classified to Assets Held for Sale and Liabilities Associated with Assets Held for Sale, to the extent that they were held for sale at each balance sheet date. The accompanying Consolidated Statements of Income for the years ended December 31, 2006 and 2005 have been reclassified to reflect the results of franchises sold during 2007 or held for sale as of December 31, 2007 as if we had classified those franchises as discontinued operations during the respective years presented.

We include franchises as discontinued operations when it is evident that the operations and cash flows of a franchise being sold will be eliminated from our on-going operations and that we will not have any significant continuing involvement in its operations. We do not classify franchises as discontinued operations if we believe that the cash flows generated by the franchise will be replaced by expanded operations of the remaining franchises in the local market area.

Statements of Cash Flows

Borrowings and repayments of floor plan notes payable to a party unaffiliated with the manufacturer of a particular new vehicle, and all floor plan notes payable relating to pre-owned vehicles, are classified as financing activities on the accompanying Consolidated Statements of Cash Flows with borrowings reflected separately from repayments. The net change in floor plan notes payable to a lender affiliated with the manufacturer of a particular new vehicle is classified as an operating activity on the Consolidated Statements of Cash Flows.

In November 2006, General Motors sold 51% of their financing subsidiary General Motors Acceptance Corporation ("GMAC") to an investment consortium led by Cerberus FIM Investors, LLC. Prior to this transaction, the net change in floor plan notes payable to GMAC was classified as an operating activity on the accompanying Consolidated Statements of Cash Flows as borrowings and repayments of floor plan notes payable at our General Motors dealerships were with a manufacturer affiliated lender. Floor plan notes payable related to vehicles financed prior to this change in control were classified as Floor plan notes payable—manufacturer affiliated on the accompanying Consolidated Balance Sheets, with subsequent repayments classified as an operating activity, since these GMAC borrowings occurred while General Motors had control of GMAC. Following the sale of GMAC, GM no longer has a majority ownership of or controls GMAC, and therefore, beginning in December 2006, floor plan notes payable related to vehicles financed after this change in control are classified as Floor plan notes payable—non-manufacturer affiliated on the accompanying Consolidated Balance Sheets, with the related borrowings and repayments presented separately as financing activities on the accompanying Consolidated Statements of Cash Flows.

Loaner vehicle activity accounts for a significant portion of Other Current Assets on the accompanying Consolidated Statements of Cash Flows. We acquire loaner vehicles either with available cash or through borrowings from manufacturer affiliated lenders. While loaner vehicles are initially used by our service department for use in our business, these vehicles are used in such capacity for a short period of time (typically six to twelve months) before we sell them. Therefore we classify the acquisition of loaner vehicles and the related borrowings and repayments as operating activities in the accompanying Consolidated Statements of Cash Flows. The cash outflow to acquire loaner vehicles is presented in Other Current Assets in the accompanying Consolidated Statements of Cash Flows. Borrowings and repayments of loaner vehicle notes payable are presented in Accounts Payable and Accrued Liabilities in the accompanying Consolidated Statements of Cash Flows. When loaner vehicles are taken out of loaner status they are transferred to used vehicle inventory, which is reflected as a non-cash transfer in the accompanying Consolidated Statements of Cash Flows. The cash inflow from the sale of loaner vehicles is reflected in Inventory on the accompanying Consolidated Statements of Cash Flows.

Construction reimbursements from third parties in connection with sale-leaseback agreements for the construction of new dealership facilities or leasehold improvements on our dealership facilities are included in investing activities in the accompanying Consolidated Statements of Cash Flows.

Proceeds from the sale of dealership facilities and the related real estate previously owned and subsequently leased back in connection with sale-leaseback agreements are reflected as financing activities in the accompanying Consolidated Statements of Cash Flows.

Externally financed capital expenditures include all expenditures that we have financed or sold during the reporting period or intend to finance or sell in future reporting periods through sale-leaseback transactions or mortgage financing. Internally financed capital expenditures include all capital expenditures not included in externally financed capital expenditures.

Tax benefits related to share-based awards that are fully vested prior to the adoption of SFAS No. 123R are included as cash inflows from financing activities on the accompanying Consolidated Statements of Cash Flows. Excess tax benefits related to share-based awards that are partially vested upon or granted after the adoption of SFAS No. 123R are included as cash inflows from financing activities on the accompanying Consolidated Statements of Cash Flows.

Concentration of Credit Risk

Financial instruments, which potentially subject us to concentration of credit risk, consist principally of cash deposits. We maintain cash balances in financial institutions with strong credit ratings. Generally, amounts invested with financial institutions are in excess of FDIC insurance limits.

Concentrations of credit risk with respect to contracts-in-transit and accounts receivable are limited primarily to automotive manufacturers and financial institutions. Credit risk arising from receivables from commercial customers is minimal due to the large number of customers comprising our customer base.

For the year ended December 31, 2007, Honda, Nissan, Mercedes-Benz, Toyota, BMW, Lexus, Ford, and Acura accounted for 23%, 13%, 9%, 8%, 8%, 7%, 6% and 5% of our new vehicle retail revenue, respectively. No other franchise accounted for more than 5% of our total new vehicle retail revenues in 2007.

Segment Reporting

We have determined based on the provisions of SFAS No. 131 "Disclosures about the Segments of an Enterprise and Related Information", that as a result of how we internally view our business, regularly review our financial data and operating metrics and allocate resources that we operate in one segment, automotive retail. Our Chief Operating Decision Maker is our Chief Executive Officer who manages the business, regularly reviews financial information and allocates resources on a consolidated basis. Our dealerships are components of our automotive retail segment and therefore are not segments themselves. Additionally, it should be noted that we have no international operations.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, commonly referred to as minority interest. Among other matters, SFAS 160 requires (a) the noncontrolling interest be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly presented in the statement of income. SFAS 160 is effective for the Company's 2009 fiscal year. SFAS 160 is to be applied prospectively, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The adoption of SFAS No. 160 will not impact our consolidated financial statements as we do not have any minority interests in our subsidiaries.

In December 2007, the FASB issued SFAS No. 141R "Business Combinations," ("SFAS 141R"). SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination, recognizing assets acquired and liabilities assumed arising from contingencies, and determining what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. We expect the adoption of SFAS 141R to decrease our Other Operating Income (Expense), net by approximately $0.1 million to $0.3 million per acquisition.

In June 2007, the EITF issued EITF Issue No. 06-11 "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF Issue No. 06-11 requires the recognition of a realized tax benefit associated with the dividends on affected securities charged to retained earnings as an increase in additional paid-in capital ("APIC"). The amount recognized in APIC should be included in the APIC pool. When an entity's estimate of forfeitures increases or actual forfeitures exceed its estimates, the amount of tax benefits previously recognized in APIC should be reclassified into the income statement; however, the amount reclassified is limited to the APIC pool balance on the reclassification date. EITF Issue No. 06-11 is effective for fiscal periods beginning after December 31, 2007. We do not expect the adoption of EITF Issue No. 06-11 to have a material financial impact to our financial statements.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements." SFAS No. 157 provides guidance for, among other things, the definition of fair value and the methods used to measure fair value. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial statements and disclosures.

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties and disclosure. On January 1, 2007, we adopted FIN 48. The initial application of FIN 48 to our tax positions had no impact on Shareholders' Equity. We did not record a cumulative effect adjustment related to the adoption of FIN 48.

3. RECLASSIFICATION OF PRIOR YEAR FINANCIAL STATEMENTS

We have previously presented Other Income (Expense), net after Income from Operations on our Consolidated Statements of Income. Included in Other Income (Expense), net was (i) gains and losses from the sale of dealerships that were not classified as discontinued operations, (ii) rental income from owned real estate and (iii) gains and losses from the sale of property and equipment. After a review of paragraph 45 of SFAS 144, we determined that these items should be presented before Income from Operations on our Consolidated Statements of Income; therefore, we are adjusting Income for Operations for the years ended December 31, 2006 and 2005, to include Other Income (Expense), net in Income from Operations.

In addition, we have historically presented non-core dealership expenses as a component of Selling, General and Administrative on our Consolidated Statements of Income. In connection with the creation of Other Operating Income (Expense), net we have decided to reclassify non-core dealership expenses from Selling, General and Administrative to Other Operating Income (Expense), net.

These reclassifications do not have any impact on income from continuing operations, earnings per share or retained earnings. In addition, we have reclassified our Consolidated Statements of Income for 2006 and 2005 to reflect the current status of our discontinued operations. Below is reconciliation between Income from Operations as previously reported and Income from Operations.

(In thousands)	For the Year Ended December 31, 2006	2005
Income from operations, previously reported	$184,755	$160,703
Other income, net	4,216	223
Income from operations of franchises placed into discontinued operations in 2007	(625)	(1,113)
Income from operations	$188,346	$159,813

(In thousands)	For the Year Ended December 31, 2006	2005
Selling general and administrative, previously reported	$672,897	$634,461
Non-core operating expenses, net	(2,731)	(775)
Selling, general and administrative of franchises placed into discontinued operations in 2007	(6,310)	(6,540)
Selling, general and administrative	$663,856	$627,146

(In thousands)	For the Year Ended December 31, 2006	2005
Other operating income (expense), net, previously reported	$ —	$ —
Other income, net	4,216	223
Non-core operating expenses, net	(2,731)	(775)
Other operating income (expense), net	$ 1,485	$ (552)

4. ACQUISITIONS

During the year ended December 31, 2007, we acquired nine franchises (seven dealership locations) including two heavy truck franchises, for an aggregate purchase price of $117.1 million. We are actively pursuing the sale of one franchise (one dealership location) that we acquired in the third quarter of 2007. In connection with the purchase of one franchise, additional consideration may be paid to the seller if the franchise achieves specified net income levels in future periods. The additional consideration is distributable annually beginning January 1, 2009 through January 1, 2015 and we estimate the additional consideration will total approximately $2.5 million. We financed these acquisitions through the use of (i) $79.2 million of cash, (ii) $27.9 million of floor plan borrowings from our Committed Credit Facility for the purchase of new vehicle inventory, (iii) $8.3 million of bridge loans and (iv) $1.7 million of loaner vehicle financing. During the year ended December 31, 2006 we did not acquire any franchises. During the year ended December 31, 2005, we acquired three franchises (one dealership location) in exchange for (i) $9.3 million of cash and (ii) $15.3 million from borrowings under our floor plan facilities (iii) two of our franchises valued at $1.5 million and (iv) $0.7 million of future payments. The allocation of purchase price for acquisitions is as follows:

	For the Years Ended December 31, 2007	2006	2005
		(In thousands)	
Inventory	$ 33,896	$—	$17,156
Property and Equipment	25,769	—	344
Goodwill	39,510	—	6,621
Franchise rights	16,950	—	2,629
Other	998	—	1
Total purchase price	$117,123	$—	$26,751

5. ACCOUNTS AND NOTES RECEIVABLE

Accounts Receivable

We have agreements to sell certain of our trade receivables, without recourse as to credit risk, in an amount not to exceed $25.0 million per year. The receivables are sold at a discount, which is included in Selling, General and Administrative expense in the accompanying Consolidated Statements of Income. The discounts totaled $0.5 million, $0.5 million and $0.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. During the years ended December 31, 2007, 2006 and 2005, $20.8 million, $20.1 million and $17.3 million of receivables, respectively, were sold under these agreements and were reflected as reductions of trade accounts receivable.

Notes Receivable—Finance Contracts

Notes receivable resulting from the issuance of finance contracts primarily in connection with the sale of used vehicles is included in Other Current Assets and Other Long-term Assets on the accompanying Consolidated Balance Sheets. Notes receivable have initial terms ranging from 12 to 60 months bearing interest at rates ranging from 6% to 29% and are collateralized by the related vehicles. Notes receivable from finance contracts consists of the following:

	As of December 31,	
	2007	2006
	(In thousands)	
Notes receivable—finance contracts, current	$ 6,625	$ 8,189
Notes receivable—finance contracts, long-term	11,051	12,875
Total notes receivable	17,676	21,064
Less—Allowance for credit losses	(2,630)	(3,119)
Total notes receivable—finance contracts, net	$15,046	$17,945
Notes receivable—finance contracts, current, net	(4,918)	(6,195)
Notes receivable—finance contracts, long-term, net	$10,128	$11,750

Contractual maturities of gross notes receivable-finance contracts as of December 31, 2007 are as follows (in thousands):

2008	$ 6,625
2009	5,235
2010	4,076
2011	1,710
2012	30
	$17,676

6. INVENTORIES

Inventories consist of the following:

	As of December 31,	
	2007	2006
	(In thousands)	
New vehicles	$622,630	$616,275
Used vehicles	101,131	115,927
Parts and accessories	46,231	43,111
Total inventories	$769,992	$775,313

The lower of cost or market reserves reduced total inventory cost by $4.5 million and $4.8 million as of December 31, 2007 and 2006, respectively. In addition to the inventories shown above, we have $12.8 million and $4.8 million of inventory as of December 31, 2007 and 2006, respectively, classified as Assets Held for Sale on the accompanying Consolidated Balance Sheets as they are associated with franchises held for sale. As of December 31, 2007 and 2006, advertising and interest credits from automobile manufacturers reduced new vehicle inventory cost by $9.5 million and $5.4 million, respectively; and reduced new vehicle cost of sales from continuing operations for the years ended December 31, 2007, 2006 and 2005, by $38.0 million, $35.7 million and $33.9 million, respectively.

7. OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of December 31, 2007	As of December 31, 2006
	(In thousands)	
Service loaner vehicles	$39,927	$32,198
Ongoing sale-leaseback construction	14,947	4,380
Prepaid taxes	9,276	7,394
Notes receivable—finance contracts, current, net	4,918	6,195
Other	4,677	4,932
Other current assets	$73,745	$55,099

8. ASSETS AND LIABILITIES HELD FOR SALE

Assets and liabilities classified as held for sale include (i) assets and liabilities associated with discontinued operations held for sale at each balance sheet date, and (ii) costs of completed construction projects associated with pending sale-leaseback transactions.

Assets and liabilities held for sale include five franchises (four dealership locations, as of December 31, 2007, of which four franchises were classified as discontinued operations. As of December 31, 2006 assets and liabilities associated with discontinued operations included two franchises (two dealership locations). During the year ended December 31, 2007, we sold two franchises (two dealership locations) that had been held for sale as of December 31, 2006. Assets associated with discontinued operations totaled $24.9 million, and $5.1 million. Liabilities associated with discontinued operations totaled $9.9 million, and $3.9 million as of December 31, 2007, and 2006 respectively.

Assets associated with pending sale-leaseback transactions as of December 31, 2007 include $9.2 million related to three completed construction projects. We expect final reimbursement of these pending sale-leaseback transactions in the first quarter of 2008. As of December 31, 2006, two sale-leaseback transactions totaling $9.7 million were completed and pending final reimbursement. During 2007, we incurred an additional $0.2 million associated with these two sale-leaseback transactions, received the final reimbursement of $9.9 million and completed the related sale-leaseback transactions. In addition, we completed one additional sale-leaseback transaction during 2007 and received a final reimbursement of $1.5 million.

Assets held for sale include real estate not currently used in our operations totaling $11.1 million as of December 31, 2006. We removed these assets from Assets Held for Sale as of December 31, 2007, as circumstances have changed and we no longer expect to sell these assets in 2008.

A summary of assets held for sale and liabilities associated with assets held for sale are as follows:

	As of December 31, 2007	As of December 31, 2006
	(In thousands)	
Assets:		
Inventories	$12,754	$ 4,808
Completed construction projects	9,158	—
Property and equipment, net	7,933	21,139
Manufacturer Franchise rights	1,000	—
Goodwill	3,230	—
Total assets	34,075	25,947
Liabilities:		
Floor plan notes payable	9,859	3,887
Total liabilities	9,859	3,887
Net assets held for sale	$24,216	$22,060

Included in Other Current Assets on the accompanying Consolidated Balance Sheets are costs associated with ongoing construction projects, which we expect to complete within one year from each balance sheet date. In connection with these construction projects, we have entered into sale-leaseback agreements whereby an unaffiliated third party purchased the land and is either reimbursing us for the cost of construction of dealership facilities being constructed on the land or has agreed to purchase the assets from us upon completion of the project. We capitalize the cost of the construction during the construction period and upon completion of the construction and receipt of the final reimbursement we remove the cost of construction from our Consolidated Balance Sheets and commence operating leases. As of December 31, 2007, and 2006, the book value of assets associated with ongoing construction projects to be completed during 2008 and 2007, totaled $14.9 million, $4.4 million, respectively.

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,	
	2007	2006
	(In thousands)	
Land	$ 57,168	$ 41,955
Buildings and leasehold improvements	168,893	141,041
Machinery and equipment	68,393	64,823
Furniture and fixtures	32,097	30,632
Company vehicles	10,369	9,276
Total	336,920	287,727
Less—Accumulated depreciation	(98,339)	(85,143)
Property and equipment, net	$238,581	$202,584

During the years ended December 31, 2007, 2006 and 2005, we capitalized $0.2 million, $0.6 million and $0.8 million, respectively of interest in connection with various capital projects to upgrade or remodel our facilities. Depreciation expense from continuing operations was $21.5 million, $20.1 million and $19.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

We had two real estate mortgage notes payable outstanding totaling $25.8 million and $26.8 million as of December 31, 2007 and 2006, respectively. These obligations mature between 2008 and 2011.

In October 2007, we entered into an unsecured two bridge loans for a total of $8.3 million to finance the purchase of real estate included in a dealership acquisition. These bridge loans were refinanced in January 2008 into two mortgage notes payable using the related property as collateral.

We included real estate not currently used in our operations totaling $11.1 million in Assets Held for Sale in the accompanying Consolidated Balance Sheet as of December 31, 2006. We reclassified these assets from Assets Held for Sale to Land and Buildings as of December 31, 2007, as circumstances have changed and we no longer expect to sell these assets in 2008.

10. GOODWILL AND MANUFACTURER FRANCHISE RIGHTS

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 are as follows (in thousands):

Balance as of December 31, 2005	$457,405
Divestitures	(9,279)
Adjustments of purchase price allocation	(130)
Balance as of December 31, 2006	447,996
Acquisitions	39,510
Divestitures	(975)
Goodwill held for sale	(3,230)
Balance as of December 31, 2007	$483,301

The allocation of purchase price to assets acquired in 2007 is based on preliminary estimates of fair value and may be revised as additional information concerning valuation of such assets and liabilities becomes available, including the payment of additional consideration resulting from earnings participation arrangements.

Upon completion of our goodwill impairment test on October 1, 2007, the fair value of our tangible and intangible assets exceeded the carrying value of our goodwill and therefore we did not record an impairment of goodwill. Upon completion of our franchise rights impairment test on October 1, 2007, the fair value of each of our dealerships' tangible and intangible assets exceeded the carrying value of each of the dealerships' manufacturer franchise rights, and therefore we did not record an impairment of our manufacturer franchise rights.

The fair market value of our manufacturer franchise rights is determined at the acquisition date through discounting the projected cash flows attributable to each franchise. Manufacturer franchise rights are included in Other Long-term Assets on the accompanying Consolidated Balance Sheets. The changes in the carrying amount of manufacturer franchise rights for the years ended December 31, 2007 and 2006 are as follows (in thousands):

Balance as of December 31, 2005	$41,803
Divestitures	(500)
Write-down of certain franchise rights prior to sale	(1,785)
Balance as of December 31, 2006	39,518
Acquisitions	16,950
Divestitures	(2,300)
Franchise rights held for sale	(1,000)
Balance as of December 31, 2007	$53,168

11. OTHER LONG-TERM ASSETS

	As of December 31,	
	2007	2006
	(In thousands)	
Manufacturer franchise rights	$ 53,168	$39,518
Notes receivable-finance contracts, long-term, net	10,128	11,750
Deferred financing costs	14,432	14,204
Cash surrender value of corporate-owned life insurance policies	10,966	7,270
Other	13,302	14,451
Total other long-term assets	$101,996	$87,193

12. FLOOR PLAN NOTES PAYABLE

In March 2005, we entered into a committed credit facility (the "Committed Credit Facility") with JPMorgan Chase Bank, N.A. and 18 other financial institutions (the "Syndicate"). The Committed Credit Facility provides us with $425.0 million of borrowing capacity for the purchase of new and used inventory at all of our dealerships except at our Ford, Lincoln, Mercury, Mazda, Volvo and Land Rover dealerships ("Ford dealerships"), our General Motors ("GM") dealerships, and our Chrysler, Dodge and Jeep dealerships ("Chrysler dealerships") and our Mercedes-Benz dealerships. In addition, Ford Motor Credit Corporation ("FMCC") provides us with $150.0 million of borrowing capacity for the purchase of new vehicle inventory at our Ford Dealerships, GMAC provides us with $100.0 million of borrowing capacity for the purchase of new vehicle inventory at our GM dealerships, DCFS USA LLC ("DCFS USA") provides us with $98.3 million of borrowing capacity for the purchase of new vehicle inventory at our Mercedes-Benz dealerships and DaimlerChrysler Financial Services Americas LLC ("DCFSA") provides us with $50.0 million of borrowing capacity for the purchase of new vehicle inventory at our Chrysler dealerships and dealerships. Collectively we refer to these three facilities as our "Floor Plan Facilities." In total, these commitments give us $823.3 million of floor plan borrowing capacity. In addition, we have total availability of $81.0 million under ancillary floor plan facilities with Comerica Bank and Navistar Financial for our heavy trucks business in Atlanta, Georgia.

The Committed Credit Facility matures in March 2009. All future extensions must be approved by the Syndicate. We believe such approval would be obtained. The GMAC, DCFS USA, DCFSA, FMCC, Comerica and Navistar facilities have no stated termination date. Borrowings from the Committed Credit Facility, GMAC, DCFS USA and DCFSA facilities accrue interest based on LIBOR and borrowings from FMCC accrue interest based on the Prime Rate. The weighted average interest rate on our floor plan notes payable from continuing operations was 6.7% and 6.4% for the years ended December 31, 2007 and 2006, respectively.

We consider floor plan notes payable to a party that is affiliated with vehicle manufacturers from which we purchase new vehicle inventory "Floor plan notes payable—manufacturer affiliated" and all other floor plan notes payable "Floor plan notes payable—non-manufacturer affiliated."

In November 2006, General Motors sold 51% of their financing subsidiary GMAC to an investment consortium led by Cerberus FIM Investors, LLC. Prior to this transaction, floor plan notes payable to GMAC were classified as Floor plan notes payable—manufacturer affiliated on the accompanying Consolidated Balance Sheets as these amounts were payable to a manufacturer affiliated lender. Following the sale of GMAC, General Motors no longer has a majority ownership of or controls GMAC and therefore beginning in December 2006, floor plan notes payable related to vehicles financed after this change in control were classified as Floorplan notes payable—non-manufacturer affiliated on the accompanying Consolidated Balance Sheets.

In March 2006, while DaimlerChrysler still owned Chrysler and DCFSA we decided to include our Chrysler and Mercedes Benz dealerships in our Committed Credit Facility and as a result repaid the $85.4 million of floor plan notes payable—non-manufacturer affiliated at our Chrysler and Mercedes Benz dealerships with borrowings from DCFS USA and DCFSA, manufacturer affiliated lenders. As a result, beginning in March 2006, floor plan notes payable at our Chrysler and Mercedes Benz dealerships are included in Floor plan notes payable—manufacturer affiliated on the accompanying Consolidated Balance Sheets. During the year ended December 31, 2006, our Floor plan repayments—non-manufacturer affiliated and Floor plan notes payable—manufacturer affiliated each increased by $85.4 million on the accompanying Consolidated Statements of Cash Flows.

In March 2005, in connection with entering into our Committed Credit Facility, we repaid of $334.7 million of floor plan notes payable—non-manufacturer affiliated and $93.4 million of floor plan notes payable—manufacturer affiliated with borrowings from our Committed Credit Facility. As a result, during the year ended December 31, 2005, Floor plan notes payable—manufacturer affiliated decreased by $93.4 million and Floor plan notes payable—non-manufacturer affiliated increased by $93.4 million. In addition, during the year ended December 31, 2005 our Floor plan borrowings—non-manufacturer affiliated and Floor plan repayments—non-manufacturer affiliated increased by $334.7 million.

As of December 31, 2007 and 2006, we had $683.8 million and $704.7 million of floor plan notes payable outstanding, respectively, including $9.9 million and $3.9 million classified as Liabilities Associated with Assets Held for Sale.

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	As of December 31,	
	2007	2006
	(In thousands)	
Accounts payable	$ 72,113	$ 63,951
Loaner vehicle notes payable	27,198	21,279
Accrued compensation	20,128	29,905
Taxes payable (non-income tax)	15,729	16,722
Accrued interest	11,990	9,016
Accrued finance and insurance chargebacks	10,704	9,276
Accrued insurance	8,328	6,916
Other	19,931	17,461
Accrued liabilities	$186,121	$174,526

14. LONG-TERM DEBT

Long-term debt consists of the following:

	As of December 31,	
	2007	2006
	(In thousands)	
9% Senior Subordinated Notes due 2012	$ —	$250,000
8% Senior Subordinated Notes due 2014 ($179.4 million and $182.4 million face value, respectively, net of hedging activity of $6.7 million and $7.8 million, respectively)	172,767	174,582
7.625% Senior Subordinated Notes due 2017	150,000	—
3% Senior Subordinated Convertible Notes Due 2012	115,000	—
Mortgage notes payable bearing interest at fixed and variable rates (the weighted average interest rates were 6.5% and 6.6% for years ended December 31, 2007 and 2006, respectively)	25,837	26,837
Bridge loans	8,320	—
Other	3,663	4,456
	475,587	455,875
Less: current portion	(1,736)	(1,865)
Long-term debt	$473,851	$454,010

The aggregate maturities of long-term debt as of December 31, 2007, are as follows (in thousands):

2008	$ 1,736
2009	1,349
2010	1,352
2011	22,712
2012	115,181
Thereafter	339,920*
	$482,250*

* Does not include $6.7 million fair value hedge which reduces the book value of our 8% Subordinated Notes due 2014.

During the year ended December 31, 2007, we completed a refinancing of our long-term debt, which included (i) a repurchase of all of our $250.0 million 9% Senior Subordinated Notes due 2012 (the "9% Notes"), (ii) the issuance of $115.0 million of 3% Senior Subordinated Convertible Notes due 2012 (the "3% Notes"), (iii) the issuance of $150.0 million of 7.625% Senior Subordinated Notes due 2017 (the "7.625% Notes") and (iv) the repurchase of $3.0 million of our 8% Senior Subordinated Notes due 2014 (the "8% Notes").

We recognized an $18.5 million loss in connection with our long-term debt refinancing, which consisted of (i) a $12.9 million premium on the repurchase of the 9% Notes and 8% Notes, (ii) $5.5 million of costs for the pro-rata write-off of unamortized debt issuance costs associated with the 9% Notes and 8% Notes, and (iii) $0.1 million of costs for the pro-rata write-off of the unamortized value of our terminated fair value swap associated with the 8% Notes.

In connection with the sale of our 3% Notes, we entered into convertible note hedge transactions with respect to our common stock with Goldman, Sachs & Co. and Deutsche Bank AG, London Branch (collectively, the "Counterparties"). The convertible note hedge transactions require the Counterparties to deliver to us, subject to customary anti-dilution adjustments, certain shares of our common stock upon conversion of the 3% Notes as discussed in greater detail below.

We also entered into separate warrant transactions whereby we sold to the Counterparties warrants to acquire, subject to customary anti-dilution adjustments, shares of our common stock at an initial strike price of $45.09 per share, which was a 62.50% premium over the market price of our common stock at the time of pricing. The strike price was adjusted to $45.0385 in the third quarter of 2007 as a result of our decision to increase our quarterly dividend to $0.225.

The convertible note hedge and warrant transactions are separate contracts and are not part of the terms of the 3% Notes and will not affect the holders' rights under the 3% Notes. Holders of the 3% Notes will not have any rights with respect to the convertible note hedge and warrant transactions. The convertible hedge and warrant transactions will generally have the effect of increasing the conversion price of the 3% Notes to $45.0385. The convertible note hedge and warrant transactions are expected to offset the potential dilution upon conversion of the 3% Notes in the event that the market value per share of our common stock at the time of exercise is between $33.99 and $45.0385.

The convertible note hedge transactions represent purchase options of our common stock. At the issuance, there were 3,382,978 shares of our common stock underlying the convertible note hedge transactions, with 4,144,140 shares representing the maximum number of shares that we could receive thereunder. The initial exercise price of the convertible note hedge contracts was $33.99. The exercise price is subject to certain adjustments which mirror the adjustments to the conversion price of the 3% Notes (including for subsequent changes in our dividend). In connection with entering into the convertible note hedge transactions, we paid a premium of $167.90 per option (or $19,308,500 in total for the 115,000 options that we purchased). A portion of the options will be exercised upon the conversion of our 3% Notes and each such exercise will be settled in shares of our common stock. The convertible note hedge transactions will expire on the earlier of (i) the last day on which any convertible notes remain outstanding and (ii) the third scheduled trading day immediately preceding September 15, 2012.

The warrant transactions represent net call options. On exercise of the warrants, we are obligated to deliver a number of shares of our common stock to the Counterparties in an amount based on the excess of the market value per share of our common stock over the strike price of the warrants. At issuance, there were 3,382,978 shares of our common stock underlying the warrant transactions, with 6,765,957 shares representing the maximum number of shares of our common stock required to be issued to the Counterparties. In connection with the warrant transactions, we received a premium of $77.60 per option (or $8,924,000 in total for the 115,000 options that we sold.) The warrant transactions are divided into 80 components that expire at various dates from December 14, 2012 through April 11, 2013.

3% Senior Subordinated Convertible Notes due 2012—

In March 2007, we issued $115.0 million in aggregate principal amount of our 3% Notes, receiving net proceeds of $111.1 million. The sale of the 3% Notes was exempt from registration pursuant to Rule 144A under the Securities Act. During the third quarter of 2007, we filed a shelf registration statement with the Securities and Exchange Commission (the "SEC") covering the resale of the 3% Notes and the underlying common stock into which the 3% Notes are convertible. The costs related to the issuance of the 3% Notes were capitalized and are being amortized to other interest expense over the term of the Notes using the effective interest basis. We pay interest on the 3% Notes on March 15 and September 15 of each year until their maturity on September 15, 2012. If and when the 3% Notes are converted, we will pay cash for the principal amount of each Note and, if applicable, shares of our common stock based on a daily conversion value calculated on a proportionate basis for each volume weighted average price ("VWAP") trading day (as defined in the indenture governing the 3% Notes) in the relevant 30 VWAP trading day observation period. The initial conversion rate for the 3% Notes is 29.4172 shares of common stock per $1,000 principal amount of 3% Notes, which is equivalent to an initial conversion price of $33.99 per share. The conversion rate is subject to adjustment in some events but will not be adjusted for accrued interest.

Our 3% Notes are fully and unconditionally guaranteed, on a joint-and-several basis, by all of our current wholly-owned subsidiaries and will be so guaranteed by all of our future domestic subsidiaries that have outstanding, incur or guarantee any other indebtedness. We are a holding company that has no independent assets or operations. Any subsidiary of the Company other than the subsidiary guarantors are minor. In addition, there are no restrictions on the ability of our consolidated subsidiaries to transfer funds to us. The terms of our 3% Notes, in certain circumstances, restrict our ability to, among other things, enter into merger transactions or sell all or substantially all of our assets.

7.625% Senior Subordinated Notes due 2017—

In March 2007, we issued $150.0 million of our 7.625% Notes, receiving net proceeds of $146.0 million. The sale of the 7.625% Notes was exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. During the third quarter of 2007, we filed a registration statement with the SEC in connection with an exchange offer to exchange the 7.625% Notes for new notes with substantially identical terms that are registered under the Securities Act. The costs related to the issuance of the 7.625% Notes were capitalized and are being amortized to other interest expense over the term of the 7.625% Notes. We pay interest on the 7.625% Notes on March 15 and September 15 of each year until their maturity on March 15, 2017. At any time during the term of the 7.625% Notes, we may choose to redeem all or a portion of the 7.625% Notes at a price equal to 100% of their principal amount plus the make-whole premium set forth in the 7.625% Notes indenture. At any time on or after March 15, 2012, we may, at our option, choose to redeem all or a portion of these notes at a redemption price that begins at 103.813% of the aggregate principal amount of the 7.625% Notes and reduces on each subsequent March 15 by approximately 1.3% until the price reaches 100% of the aggregate principal amount on March 15, 2015 and thereafter. On or before March 15, 2010, we may, at our option, use the net proceeds of one or more equity offerings to redeem up to 35% of the aggregate principal amount of the 7.625% Notes at a redemption price equal to 107.625% of such principal amount plus accrued and unpaid interest thereon.

Our 7.625% Notes are fully and unconditionally guaranteed, on a joint-and-several basis, by all of our current wholly-owned subsidiaries and will be so guaranteed by all of our future domestic subsidiaries that have outstanding, incur or guarantee any other indebtedness. We are a holding company that has no independent assets or operations. Any subsidiary of the Company other than the subsidiary guarantors are minor. In addition, there are no restrictions on the ability of our consolidated subsidiaries to transfer funds to us. The terms of our 7.625% Notes, in certain circumstances, restrict our ability to, among other things, incur additional indebtedness, pay dividends, repurchase our common stock and merge or sell all or substantially all our assets.

8% Senior Subordinated Notes due 2014—

We had $179.4 million in aggregate principal amount of our 8% Notes outstanding as of December 31, 2007. We pay interest on March 15 and September 15 of each year until maturity of the 8% Notes on March 15, 2014. At any time on or after March 15, 2009, we may, at our option, choose to redeem all or a portion of these notes at a redemption price that begins at 104.0% of the aggregate principal amount of the 8% Notes and reduces on each subsequent March 15 by approximately 1.3% until the price reaches 100% of the aggregate principal amount on March 15, 2012 and thereafter. At any time before March 15, 2009, we may choose to redeem all or a portion of these notes at a price equal to 100% of their principal amount plus the make-whole premium set forth in the 8% Notes indenture.

Our 8% Notes are fully and unconditionally guaranteed, on a joint-and-several basis, by all of our current wholly-owned subsidiaries and will be so guaranteed by all of our future domestic subsidiaries that have outstanding, incur or guarantee any other indebtedness. We are a holding company that has no independent assets or operations. Any subsidiary of the Company other than the subsidiary guarantors are minor. In addition, there are no restrictions on the ability of our consolidated subsidiaries to transfer funds to us. The terms of our 8% Notes, in certain circumstances, restrict our ability to, among other things, incur additional indebtedness, pay dividends, repurchase our common stock and merge or sell all or substantially all our assets.

As of December 31, 2007, we had repurchased a total of $20.6 million of our 8% Notes. Our board of directors has authorized us to repurchase up to an additional $19.4 million of our 8% Notes.

Committed Credit Facility—

In March 2005, we entered into our Committed Credit Facility with the Lenders. The Committed Credit Facility provides us with $125.0 million of working capital borrowing capacity (the "Revolver") and accrues interest at a rate based on LIBOR. The Committed Credit Facility matures in March 2009, but provides for an indefinite series of one-year extensions at our request, if approved by the Lenders. We believe such approval would be obtained.

The terms of the Committed Credit Facility require us to meet certain financial ratios, as defined in our Committed Credit Facility, including a Current Ratio of at least 1.2 to 1, a Fixed Charge Coverage Ratio of not less than 1.2 to 1, a Total Leverage Ratio of not greater than 4.5 to 1, and an Adjusted Net Worth of not less than $350.0 million. It also includes customary conditions with respect to incurring new indebtedness and places limitations on our ability to pay cash dividends and repurchase shares of our common stock.

The Committed Credit Facility also contains customary events of default, including change of control, non-payment of obligations and cross-defaults to our other indebtedness. Payments under the Committed Credit Facility may be accelerated upon the occurrence of an event of default that is not otherwise waived or cured, subject to certain provisions. As of December 31, 2007, we were in compliance with all of the covenants of the Committed Credit Facility.

Mortgage Notes Payable—

As of December 31, 2007, we had two real estate mortgage notes payable outstanding. These obligations are collateralized by the related real estate with a carrying value of $39.4 million as of December 31, 2007, and mature in 2011. The terms of our mortgage notes payable require us on an ongoing basis to meet certain financial ratios and covenants. As of December 31, 2007, we were in compliance with financial ratios and other ongoing covenants required by the terms of our mortgage notes payable.

Bridge Loans—

In October 2007 we entered into two unsecured bridge loans for a total of $8.3 million to finance the purchase of real estate included in a dealership acquisition. These bridge loans mature in February 2008; however, we refinanced these loans in January 2008 into two mortgage notes payable using the related property as collateral.

Our ability to repurchase shares and pay cash dividends is restricted by our 8% Notes, our 7.625% Notes and our Committed Credit Facility. The most restrictive limit is under the terms of our 8% Notes. As of December 31, 2007, our ability to repurchase shares of our outstanding common stock or pay cash dividends was limited to $16.1 million. Such limits are increased each quarter by 50% of net income and decreased by any dividend payments or share repurchases during the period.

15. FINANCIAL INSTRUMENTS

In November 2006, we entered into an interest rate swap agreement with a notional principal amount of $150.0 million as a hedge against the changes in interest rates of our variable rate floor plan notes payable for a period of two years beginning in November 2006. The swap agreement was designated and qualifies as a cash flow hedge of future changes in interest rates of our variable rate floor plan notes payable and is not expected to contain any ineffectiveness. As of December 31, 2007 and 2006, the swap agreement had a fair value of $1.5 million and $0.2 million, respectively, which was included in Other Long-Term Liabilities on the accompanying Consolidated Balance Sheets.

We have an interest rate swap with a current notional principal amount of $13.5 million. The swap was designed to provide a hedge against changes in interest rates of our variable rate mortgage notes payable through maturity in June 2011. This interest rate swap qualifies for cash flow hedge accounting treatment and will contain minor ineffectiveness. Under the terms of the swap agreement, we make payments based on a fixed rate of 6.08% and receive a variable rate cash flows based on one-month LIBOR. As of December 31, 2007 the swap agreement had a fair value of $0.2 million and is included in Other Long-Term Liabilities on the accompanying Consolidated Balance Sheets. As of December 31, 2006 the swap agreement had a fair value of $0.3 million and is included in Other Long-Term Assets on the accompanying Consolidated Balance Sheets.

Three of our interest rate swap agreements terminated in March 2006, which resulted in a cash payment of $13.7 million, which equaled the fair market value of the swap agreements. Included in Accumulated Other Comprehensive Loss on our Consolidated Balance Sheet as of December 31, 2007, was $2.5 million ($1.5 million, net of tax) of unrecognized amortization related to our two terminated cash flow swaps, which are being amortized through March 2014 as a component of Floor Plan Interest Expense on the accompanying Consolidated Statements of Income. Amortization of these terminated cash flow swaps totaled $0.9 million for the year ended December 31, 2007 and will total $0.6 million for the year ended December 31, 2008. In addition, included as a reduction to our 8% Notes as of December 31, 2007, was $6.7 million of unrecognized amortization related to our terminated fair value swap, which is being amortized through March 2014 as a component of Other Interest Expense on the accompanying Consolidated Statements of Income. Amortization of this terminated fair value swap totaled $1.1 million for the year ended December 31, 2007 and will total $1.1 million for the year ended December 31, 2008.

16. INCOME TAXES

The components of our income tax provisions from continuing operations are as follows:

	For the Years Ended December 31,		
	2007	2006	2005
		(In thousands)	
Current:			
Federal	$23,062	$31,145	$33,709
State	611	2,163	1,780
Subtotal	23,673	33,308	35,489
Deferred:			
Federal	5,060	6,029	(2,162)
State	1,804	1,169	1,246
Subtotal	6,864	7,198	(916)
Total	$30,537	$40,506	$34,573

A reconciliation of the statutory federal rate to the effective tax rate from continuing operations is as follows:

	For the Years Ended December 31,		
	2007	2006	2005
	(In thousands)		
Provision at the statutory rate	$29,688	$37,658	$32,319
Increase (decrease) resulting from:			
State income tax, net	2,031	2,134	1,958
Non deductible secondary offering expenses	94	401	—
Book goodwill in excess of tax associated with divestitures	—	80	—
Gains on corporate owned life insurance policies	(48)	(161)	—
Tax credits received	(620)	—	—
Net operating loss carryforward benefit	(406)	—	—
Other	(202)	394	296
Provision for income taxes	$30,537	$40,506	$34,573

The tax effects of temporary differences representing deferred tax assets (liabilities) result principally from the following:

	December 31,	
	2007	2006
	(In thousands)	
Reserves and accruals	$ 23,129	$ 21,767
Valuation allowance on reserves and accruals	(109)	—
Net operating loss and alternative minimum tax credit carryforwards	1,196	1,229
Tax goodwill amortization	(61,663)	(44,239)
Depreciation	(9,476)	(18,783)
Accumulated other comprehensive income	1,613	1,225
Equity call option	7,056	—
Valuation allowance on NOLs	(1,196)	(1,229)
Net deferred tax liability	$(39,450)	$(40,030)

	December 31,	
	2007	2006
	(In thousands)	
Balance sheet classification:		
Deferred tax assets:		
Current	$ 13,401	$ 15,313
Long term	20,638	10,302
Deferred tax liabilities:		
Current	(1,110)	(1,352)
Long term	(72,379)	(64,293)
Net deferred tax liability	$(39,450)	$(40,030)

We have state net operating loss ("NOL") carryforwards of $30.2 million that are attributable to certain of our "C" corporation subsidiaries. The state NOL carryforwards begin to expire in 2019. Pursuant to our accounting policy, a valuation allowance was recorded on these carryforwards as we do not expect these entities to have taxable income in the foreseeable future. In addition, we have established a $0.2 million valuation reserve on certain deferred tax assets related to entities that we do not expect to have taxable income in the foreseeable future.

We adopted the provisions of FIN 48 on January 1, 2007. As a result of adoption, current income taxes receivable increased by $3.2 million, current income taxes payable and deferred income tax liabilities were unaffected, and the liability for unrecognized tax benefits increased by $3.2 million. There was no effect on Shareholders' Equity upon the adoption of FIN 48. As of December 31, 2007, the total amount of our unrecognized tax benefits was $3.6 million, all of which, if recognized, would affect our effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In Thousands	Gross Liability for Unrecognized Tax Benefits	Gross Asset for Unrecognized Tax Benefits	Net Liability for Unrecognized Tax Benefits
Balance at January 1, 2007	$3,576	$(360)	$3,216
Additions for Tax Positions of Current Period	1,488	(154)	1,334
Additions for Tax Positions of Prior Years	499	(131)	368
Reduction for Lapse of 2003 Federal Statute of Limitations	(966)	—	(966)
Effective Settlements	(307)	—	(307)
Balance at December 31, 2007	$4,290	$(645)	$3,645

We recognize interest related to unrecognized tax benefits in income tax expense. The liability for unrecognized tax benefits included accrued interest of $0.5 million and $0.7 million and no amount for penalties, on at December 31, 2007 and January 1, 2007, respectively.

The statute of limitations related to the consolidated Federal income tax return is closed for all tax years up to and including 2003, with the exception of a sub-consolidation tax return with no unrecognized tax benefits. In addition, the IRS has conducted and closed a Joint Committee Audit for Federal consolidated tax return years 2004-2005.

The expiration of the statute of limitations related to the various state income tax returns that the Company and subsidiaries file varies by state. The 2004 through 2007 tax years generally remain subject to examination by most state tax authorities. With each year our tax exposure rolls forward with incremental increases expected based on continued growth, and no changes are foreseen to this trend at present. The company does not anticipate any material change in the total amount of unrecognized tax benefits, individually or in the aggregate, to occur within the next twelve months.

17. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	As of December 31,	
	2007	2006
	(In thousands)	
Deferred compensation liability	$ 9,410	$ 7,550
Deferred gains from sale-leaseback transactions	8,973	9,764
Accrued finance and insurance chargebacks	5,400	4,839
FIN 48 liability	3,645	—
Deferred rent	2,709	2,029
Interest rate swap liabilities	1,665	172
Other	3,014	5,594
Other long-term liabilities	$34,816	$29,948

18. DISCONTINUED OPERATIONS AND DIVESTITURES

During the year ended December 31, 2007, we placed four franchises (four dealership locations) into discontinued operations and sold two franchises (two dealership locations) that had been held for sale as of December 31, 2006. The accompanying Consolidated Statements of Income for the years ended December 31, 2006 and 2005 have been reclassified to reflect the status of our discontinued operations as of December 31, 2007. The following table provides further information regarding our discontinued operations as of December 31,

2007, and includes the results of businesses sold prior to December 31, 2007, and businesses pending disposition as of December 31, 2007.

	For the Year Ended December 31, 2007			For the Year Ended December 31, 2006			For the Year Ended December 31, 2005		
	Sold	Pending Disposition	Total	Sold(c)	Pending Disposition(a)	Total	Sold(b)	Pending Disposition(a)	Total
	(Dollars in thousands)								
Franchises:									
Mid-line Domestic	—	2	2	6	2	8	14	2	16
Mid-line Import	—	1	1	2	—	2	3	—	3
Value	2	1	3	3	1	4	4	1	5
Luxury	—	—	—	1	—	1	1	—	1
Total	2	4	6	12	3	15	22	3	25
Revenues	$ 1,514	$61,383	$62,897	$114,812	$53,932	$168,744	$461,026	$56,342	$517,368
Cost of sales	1,478	54,036	55,514	96,945	46,848	143,793	389,372	48,549	437,921
Gross profit	36	7,347	7,383	17,867	7,084	24,951	71,654	7,793	79,447
Operating expenses	1,659	7,564	9,223	25,738	6,459	32,197	76,003	6,680	82,683
Income (loss) from operations	(1,623)	(217)	(1,840)	(7,871)	625	(7,246)	(4,349)	1,113	(3,236)
Other expense, net	(863)	(520)	(1,383)	(3,254)	(521)	(3,775)	(5,084)	(369)	(5,453)
Gain/(loss) on disposition of discontinued operations	(2,001)	—	(2,001)	1,508	—	1,508	637	—	637
Income (loss) before income taxes	(4,487)	(737)	(5,224)	(9,617)	104	(9,513)	(8,796)	744	(8,052)
Income tax benefit (expense)	1,616	277	1,893	3,216	(43)	3,173	11,654 (d)	(289)	11,365
Discontinued operations, net of tax	$(2,871)	$ (460)	$(3,331)	$ (6,401)	$ 61	$ (6,340)	$ 2,858	$ 455	$ 3,313

(a) Franchises placed into discontinued operations in 2007 and pending disposition as of December 31, 2007
(b) Franchises were sold between January 1, 2005 and December 31, 2007
(c) Franchises were sold between January 1, 2006 and December 31, 2007
(d) Includes an $8.8 million tax benefit from the stock sale of an Oregon dealership

19. SUPPLEMENTAL CASH FLOW INFORMATION

During the years ended December 31, 2007, 2006 and 2005, we made interest payments, net of amounts capitalized, totaling $78.0 million, $73.3 million and $75.9 million, respectively. During the year ended December 31, 2005, we received $4.9 million of proceeds associated with our interest rate swap agreement that was entered into in December 2003 in connection with the issuance of our 8% Notes. We received immaterial amounts of proceeds during the years ended December 31, 2007 and 2006 associated with our 8% Notes, floor plan notes payable and mortgage notes payable interest rate swap agreements.

During the years ended December 31, 2007, 2006 and 2005, we made income tax payments totaling $19.1 million, $24.9 million and $25.5 million, respectively.

During the years ended December 31, 2007, 2006 and 2005, we transferred loaner vehicles totaling $33.1 million, $29.6 million, $25.8 million, respectively from Other Current Assets to Inventory on the accompanying Consolidated Balance Sheets.

The following items are included in Other Adjustments to reconcile net income to cash flow from operating activities:

	For the Years Ended December 31,		
	2007	2006	2005
Amortization of deferred financing fees	$2,583	$ 2,359	$2,192
(Gain) loss on sale of franchises	2,001	(4,144)	(637)
Swap amortization	1,869	1,737	—
Deferred compensation expense	1,860	2,897	3,125
Depreciation and amortization from discontinued operations	35	460	1,733
Write-down of franchise rights	—	1,785	—
Other individually immaterial items	896	(839)	700
Total	$9,244	$ 4,255	$7,113

20. LEASE OBLIGATIONS

We lease various facilities, real estate and equipment under operating lease agreements. We record rent expense on a straight-line basis over the life of the lease for lease agreements where the rent escalates at fixed rates over time. Rent expense from continuing operations totaled $57.1 million, $52.7 million and $46.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

During the year ended December 31, 2007, we completed four sale-leaseback transactions resulting in the sale of $14.6 million of assets to a third party and the commencement of operating leases with the buyer. In addition, we had $9.2 million of completed construction projects and $14.9 million of ongoing construction projects, which were included in Assets Held for Sale and Other Current Assets, respectively, on our Consolidated Balance Sheet as of December 31, 2007. We expect to complete these construction projects and receive the final reimbursements in 2008.

Future minimum payments under long-term, non-cancelable leases as of December 31, 2006, are as follows:

	Operating	Capital	Total
		(In thousands)	
2008	$ 60,570	$ 642	$ 61,212
2009	58,298	415	58,713
2010	55,806	342	56,148
2011	55,629	287	55,916
2012	54,343	292	54,635
Thereafter	314,095	3,353	317,448
Total minimum lease payments	$598,741	5,331	$604,072
Less: amount representing interest		(2,231)	
Present value of net minimum lease payments		3,100	
Less: current portion		(409)	
Total long-term capital lease obligation		$ 2,691	

21. COMMITMENTS AND CONTINGENCIES

A significant portion of our vehicle business involves the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the United States of America. As a result, our operations are subject to customary risks of importing merchandise, including fluctuations in the relative values of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and socio-economic conditions in foreign countries. The United States of America or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which may affect our operations and our ability to purchase imported vehicles and/or parts at reasonable prices.

Manufacturers may direct us to implement costly capital improvements to dealerships as a condition upon entering into franchise agreements with them. Manufacturers also typically require that their franchises meet specific standards of appearance. These factors, either alone or in combination, could cause us to divert our financial resources to capital projects from uses that management believes may be of higher long-term value, such as acquisitions.

Substantially all of our facilities are subject to federal, state and local provisions regarding the discharge of materials into the environment. Compliance with these provisions has not had, nor do we expect such compliance to have, any material effect upon our capital expenditures, net earnings, financial condition, liquidity or competitive position. We believe that our current practices and procedures for the control and disposition of such materials comply with applicable federal, state and local requirements.

From time to time, we and our dealerships are named in claims, including class action claims, involving the manufacture and sale of motor vehicles, including but not limited to the charging of administrative fees, the operation of dealerships, contractual disputes and other matters arising in the ordinary course of our business. With respect to certain of these claims, the sellers of dealerships we have acquired have indemnified us. We do not expect that any potential liability from these claims will materially affect our financial condition, liquidity, results of operations or financial statement disclosures.

Our dealerships hold dealer agreements with a number of vehicle manufacturers. In accordance with the individual dealer agreements, each dealership is subject to certain rights and restrictions typical of the industry.

The ability of the manufacturers to influence the operations of the dealerships or the loss of a dealer agreement could have a negative impact on our operating results.

In connection with the purchase of one franchise, additional consideration may be paid to the seller if the franchise achieves specified net income levels in future periods. The additional consideration is distributable annually beginning January 1, 2009 through January 1, 2015 and we estimate the additional consideration to total approximately $2.5 million.

22. RELATED PARTY TRANSACTIONS

Certain of our directors, shareholders and their affiliates, and regional management, have engaged in transactions with us. These transactions primarily relate to long-term operating leases of our facilities. We believe that these transactions and our other related party transactions involve terms comparable to what would be obtained from unaffiliated third parties.

For the years ended December 31, 2007, 2006 and 2005, we made rental payments totaling $6.9 million, $7.6 million and $13.4 million, respectively, to entities controlled by our directors, shareholders or employees.

In October 2006, we paid $0.8 million in connection with an agreement with an automotive manufacturer to close a dealership in one of our market areas in which a former member of our board of directors had a partial ownership interest. This member resigned from our board of directors effective July 12, 2006.

In 2007 and 2006, we purchased land from one of our regional executives for $3.0 million and $1.3 million, respectively. We used this land to construct a new facility for one of our existing dealerships.

23. SHARE-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

We have established two share-based compensation plans (the "Plans") under which we have granted non-qualified stock options, performance share units and restricted stock to our directors, officers and employees at fair market value on the date of the grant. Stock options generally vest ratably over three years from the date of grant and expire ten years from the date of grant. Performance share units generally vest after two to three years from the date of grant and provide the holder the opportunity to receive additional shares of common stock if certain performance criteria are achieved. The actual number of shares earned by a holder of performance share units may range from 0% to 180% of the target number of shares to be granted to the holder, depending on the achievement of certain performance criteria over a defined period of time. Restricted stock vests ratably over two to three years from the date of grant and have voting and dividends rights prior to vesting. We have granted a total of 4,310,954 non-qualified stock options and 591,500 performance share units to certain of our employees and officers and 97,251 shares of restricted stock to certain of our employees and members of our board of directors. As of December 31, 2007, there were 1,100,804 non-qualified stock options, 576,250 performance share units (excluding performance estimates) and 72,525 restricted share units outstanding. In addition, there were approximately 1,739,000 share-based awards available for grant under our share-based compensation plans as of December 31, 2007. We expect to continue to issue performance share units and restricted share units in lieu of non-qualified stock options.

The fair value of each option award was estimated on the date of grant using the Black Scholes option valuation model. The fair value of each performance share unit and restricted stock was calculated using the closing market price of our common stock on the date of grant. Expected volatilities are based on the historical volatility of our common stock. We use historical data to estimate the rate of option exercises and employee turnover within the valuation model. The expected term of options granted represents the period of time that the related options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

We have recognized $5.9 million ($2.2 million tax benefit) and $5.0 million ($1.9 million tax benefit) in stock-based compensation expense, for the years ended December 31, 2007 and 2006, respectively. We did not recognize material stock-based compensation expense or an associated tax benefit during the year ended December 31, 2005. As of December 31, 2007, there was $7.1 million of total unrecognized share-based compensation expense related to non-vested share-based awards granted under the Plans. That cost is expected to be recognized over a weighted average period of less than a year. The following table illustrates the effect on net income and net income per share had our share-based awards been recorded using the fair value method of SFAS No. 123R for the year ended December 31, 2005:

(In thousands, except per share data)	For the Years Ended December 31 2005
Net income	$61,081
Adjustments to net income:	
Share-based compensation expense included in net income, net of tax	1
Pro forma share-based compensation expense, net of tax	(2,224)
Pro forma net income	$58,858
Net income per common share—basic (as reported)	$ 1.87
Net income per common share—diluted (as reported)	$ 1.86
Pro forma net income per common share—basic	$ 1.80
Pro forma net income per common share—diluted	$ 1.79

A summary of options outstanding and exercisable under the Plans as of December 31, 2007, changes during the year then ended and changes during the years ended December 31, 2006 and 2005 is presented below:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value*
Options outstanding—December 31, 2004	3,402,997	$15.11		
Granted	60,000	$14.72		
Exercised	(271,493)	$13.19		
Expired / Forfeited	(250,242)	$14.25		
Options outstanding—December 31, 2005	2,941,262	$15.35		
Granted	—	$ —		
Exercised	(1,366,702)	$16.14		
Expired / Forfeited	(46,381)	$15.02		
Options outstanding—December 31, 2006	1,528,179	$14.57		
Granted	—	$ —		
Exercised	(412,137)	$15.10		
Expired / Forfeited	(15,238)	$14.15		
Options outstanding—December 31, 2007	1,100,804	$14.37	5.6	$748,547
Options exercisable—December 31, 2007	1,091,968	14.37	5.6	742,538

* Based on the closing price of our common stock on December 31, 2007 which was $15.05 per share.

Net cash received from option exercises for the year ended December 31, 2007 was $3.3 million. The actual intrinsic value of options exercised during the year ended December 31, 2007, was $5.3 million. The actual tax benefit realized for the tax deductions from option exercises totaled $2.0 million for the year ended December 31, 2007.

A summary of performance share units and restricted share units as of December 31, 2007, and changes during the year then ended is presented below:

	Shares	Weighted Average Grant Date Fair Value
Performance Share Units—December 31, 2005	—	$ —
Granted	376,500	$20.14
Performance estimate	93,625	$20.14
Vested	—	$ —
Forfeited	(2,000)	$18.39
Performance Share Units—December 31, 2006*	468,125	$20.15
Granted	215,000	$27.11
Performance estimate	(91,294)	$24.85
Vested	—	$ —
Forfeited (including 2,813 of performance estimates)	(16,063)	$20.91
Performance Share Units—December 31, 2007**	575,768	$21.92

* Maximum of 674,100 issuable upon attaining certain performance metrics.

** Maximum of 1,037,250 issuable upon attaining certain performance metrics.

Each performance share unit provides an opportunity for the employee to receive a number of shares of our common stock based on our performance during a three year period as measured against objective performance goals as determined by the compensation committee of our board of directors. The actual number of shares earned may range from 0% to 180% of the target number of shares depending upon achievement of the performance goals.

	Shares	Weighted Average Grant Date Fair Value
Restricted Stock—December 31, 2005	—	$ —
Granted	38,342	$21.95
Vested	(8,614)	$22.98
Forfeited	—	$ —
Restricted Stock—December 31, 2006	29,728	$21.65
Granted	58,909	$28.07
Vested	(13,612)	$22.20
Forfeited	(2,500)	$19.81
Restricted Stock—December 31, 2007	72,525	$26.83

Employee Retirement Plan

We sponsor the Asbury Automotive Retirement Savings Plan (the "Plan"), a 401(k) plan, for eligible employees except for the employees of one of our dealer groups, which maintains a separate retirement plan. Employees are eligible to participate in the Plan after ninety days of service. Employees electing to participate in the Plan may contribute up to 40% of their annual compensation. IRS rules limit total participant contributions during 2007 to $15,500; however, we limit participant contributions for employees with an annual salary of greater than $100,000 to $10,000 per year. We match 50% of employees' contributions up to 4% of their base compensation, with a maximum match of $4,500 per participant. Employer contributions vest ratably over four years after date of hire. Expenses from continuing operations related to employer matching contributions totaled $3.6 million, $3.3 million and $2.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Deferred Compensation Plan

We sponsor the Asbury Automotive Wealth Accumulation Plan (the "Deferred Compensation Plan") wherein eligible employees, generally those at senior levels, may elect to defer a portion of their annual compensation. We have established a rabbi trust to finance obligations under the Deferred Compensation Plan with corporate-owned variable life insurance contracts. Participants are 100% vested in their respective deferrals and the earnings thereon. Annually, we may elect to match a portion of certain eligible employee's contributions. The employee deferral match expense totaled $0.3 million and $0.4 million for each year ended December 31, 2007 and 2006, respectively. Each annual employer match vests in full three years from the date on which the employee deferral match is funded. The total deferred compensation liability was $9.4 million and $7.6 million as of December 31, 2007 and 2006, respectively. The related cash surrender value on such contracts included in Other Long-Term Assets on our Consolidated Balance Sheets, which totaled $11.0 million and $7.3 million as of December 31, 2007 and 2006, respectively.

24. CONDENSED QUARTERLY REVENUES AND EARNINGS (UNAUDITED):

	For the Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share data)			
Year Ended December 31, 2006				
Revenues(2)	1,352,198	1,484,967(5)	1,485,883	1,371,339
Gross profit(2)	207,122	224,527(5)	225,374	213,755
Net income(2)	12,553	19,004(6)	17,179(7)	12,013(8)
Net income per common share:				
Basic	0.38	0.57	0.52	0.36
Diluted(1)	0.37	0.56	0.51	0.35
Year Ended December 31, 2007				
Revenues(2)	1,400,135	1,491,541	1,475,094	1,346,197
Gross profit(2)	222,011	230,403	226,672	210,358
Net income(2)	433(3)	20,559(4)	19,010	10,953
Net income per common share:				
Basic	0.01	0.63	0.59	0.35
Diluted(1)	0.01	0.62	0.57	0.34

(1) The sum of income per common share for the four quarters does not equal total income per common share due to changes in the average number of shares outstanding during the respective periods.

(2) Quarterly revenues, gross profit and net income do not agree to previously reported amounts on Form 10-Q as a result of subsequent discontinued operations.

(3) Includes (i) an $11.1 million, net of tax, loss on the extinguishment of long-term debt, (ii) $1.8 million, net of tax of retirement benefits expense associated with the retirement of our former CEO and (iii) a $1.3 million loss on the sale of two franchises (two dealership locations).

(4) Includes $0.6 million, net of tax, of a loss on the extinguishment of long-term debt and $0.3 million of costs associated with a secondary offering of our common stock for which we did not receive any proceeds.

(5) Includes $3.4 million of a corporate generated F&I gain associated with the sale of our remaining interest in a pool of extended service contracts.

(6) Includes $2.1 million, net of tax, of a corporate generated F&I gain associated with the sale of our remaining interest in a pool of extended service contracts and $0.9 million, net of tax, of abandoned strategic project expenses.

(7) Includes $0.8 million of costs associated with a secondary offering of our common stock for which we did not receive any proceeds and $0.6 million, net of tax, of a loss on the extinguishment of long-term debt.

(8) Includes $1.6 million, net of tax, gain on the sale of one franchise and $0.1 million, net of tax, of a loss on the extinguishment of long-term debt.

25. SUBSEQUENT EVENTS

In January 2008, we sold four franchises (three dealership locations) for $2.7 million and recognized a loss on the sale of $0.2 million. One of these franchises was classified as a discontinued operation as of December 31, 2007. We expect the cash flows of the other franchise to be replaced by increased cash flows from our remaining operations and therefore, this franchise was not included in discontinued operations as of December 31, 2007.

During 2007, we were granted two Smart Car franchises. Our Smart Car franchise in St. Louis, Missouri, commenced operations on January 2, 2008 and our Smart Car franchise in Tampa, Florida, is expected to commence operations in the second quarter of 2008.

In January 2008, our board of directors declared a $0.225 per share cash dividend. This was the seventh consecutive quarter that a dividend was paid.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Controls and Procedures

In accordance with Exchange Act Rules 13a-15(e) and 15d-15(e), we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and principal financial officer (our "Executives"), of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Executives concluded that our controls and other procedures were effective as of December 31, 2007 to ensure that information we were required to disclose in the reports that we filed or submitted under the Exchange Act was (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to the our management, including the Executives, as appropriate, to allow timely decisions regarding required disclosure.

During the fourth quarter of the fiscal year ended December 31, 2007, there were no changes in our internal controls that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our company's financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control system was designed to provide reasonable assurance to our management and our board of directors regarding the preparation and fair presentation of published financial statements. Our internal control over financial reporting also includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Our assessment included a review of the documentation of controls, evaluation of the design effectiveness of controls and testing of the effectiveness of controls. Based on our assessment under the framework in Internal Control—Integrated Framework issued by COSO, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. Our auditors, Deloitte & Touche LLP, an independent registered public accounting firm, has audited and reported on our consolidated financial statements and on the effectiveness of our internal controls over financial reporting. Their report is contained herein.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Reference is made to the information set forth in our Proxy Statement to be filed within 120 days after the end of our fiscal year, which information is incorporated herein by reference.

Item 11. Executive Compensation.

Reference is made to the information set forth in our Proxy Statement to be filed within 120 days after the end of our fiscal year, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Reference is made to the information set forth in our Proxy Statement to be filed within 120 days after the end of our fiscal year, which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Reference is made to the information set forth in our Proxy Statement to be filed within 120 days after the end of our fiscal year, which information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

Reference is made to the information set forth in our Proxy Statement to be filed within 120 days after the end of our fiscal year, which information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as a part of this report on Form 10-K:

(1) Financial Statements:

See index to Consolidated Financial Statements on page 69.

(2) Exhibits required to be filed by Item 601 of Regulation S-K:

The Exhibits listed below are identified by numbers corresponding to the Exhibit Table of Item 601 of Regulation S-K. The Exhibits designated by two asterisks (**) are management contracts or compensatory plans or arrangements required to be filed pursuant to Item 15(b) of this Form 10-K.

Exhibit Number	Description of Documents
3.1	Restated Certificate of Incorporation of Asbury Automotive Group, Inc. (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (file No. 333-84646) filed with the SEC on March 20, 2002)*
3.2	Restated Bylaws of Asbury Automotive Group, Inc. (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-8 (file No. 333-84646) filed with the SEC on March 20, 2002)*
4.1	Indenture, dated as of December 23, 2003, among Asbury Automotive Group, Inc., the subsidiary guarantors listed on Schedule I thereto, and the Bank of New York, as Trustee, related to the 8% Senior Subordinated Notes due 2014 (filed as Exhibit 4.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)*
4.2	Form of 8% Senior Subordinated Note due 2014 (filed with Exhibit 4.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)*
4.3	Indenture, dated as of December 23, 2003, among Asbury Automotive Group, Inc., the subsidiary guarantors listed on Schedule I thereto, and the Bank of New York, as Trustee, related to the 8% Senior Subordinated Notes due 2014 (filed as Exhibit 4.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)*

Exhibit Number	Description of Documents
4.4	First Supplemental Indenture, dated as of January 21, 2004, among Asbury Automotive Group, Inc., the subsidiary guarantors listed on Schedule II thereto, the other Guarantors, and the Bank of New York, as Trustee, related to the 8% Senior Subordinated Notes due 2014 (filed as Exhibit 4.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)*
4.5	Second Supplemental Indenture, dated as of December 7, 2004, among Asbury Automotive Group, Inc., the subsidiary guarantors listed on Schedule II thereto, the other Guarantors and the Bank of New York, as Trustee, related to the 8% Senior Subordinated Notes due 2012 (filed as Exhibit 4.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)*
4.6	Third Supplemental Indenture, dated as of September 30, 2005, among the Subsidiaries of Asbury Automotive Group, Inc. listed on Schedule II thereto, Asbury Automotive Group, Inc., the other Guarantors listed on Schedule I thereto and The Bank of New York, as Trustee, related to the issuance of 8% Senior Subordinated Notes due 2014 (filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)*
4.7	Fourth Supplemental Indenture, dated as of March 15, 2007, among Asbury Automotive Group, Inc., the Subsidiaries of Asbury Automotive Group, Inc. listed on Schedule II thereto, the other Guarantors listed on Schedule I thereto and The Bank of New York, as Trustee, related to the 8% Senior Subordinated Notes due 2014 of Asbury Automotive Group, Inc. (filed as Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
4.8	Indenture, dated as of March 16, 2007, among Asbury Automotive Group, Inc., the subsidiary guarantors listed on Schedule I thereto, and The Bank of New York, as Trustee, relating to the 3% Senior Subordinated Convertible Notes due 2012 (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
4.9	Form of 3% Senior Subordinated Convertible Notes due 2012 (filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
4.10	Indenture, dated as of March 26, 2007, among Asbury Automotive Group, Inc., the subsidiary guarantors listed on Schedule I thereto, and The Bank of New York, as Trustee, relating to the 7.625% Senior Subordinated Notes due 2017 (filed as Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
4.11	Form of 7.625% Senior Subordinated Notes due 2017 (filed as Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
4.12	Indenture, dated as of June 5, 2002, among Asbury Automotive Group, Inc., the subsidiary guarantors listed on Schedule I thereto, and the Bank of New York, as Trustee, related to the 9% Senior Subordinated Notes due 2012 (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-4 (file No. 333-91340-08) filed with the SEC on June 27, 2002)*
4.13	Form of 9% Senior Subordinated Note due 2012 (included in Exhibit 4.2 to the Company's Registration Statement on Form S-4 (file No. 333-91340-08) filed with the SEC on June 27, 2002)*
4.14	First Supplemental Indenture, dated as of March 19, 2003, among the subsidiary guarantors listed on Schedule II thereto, Asbury Automotive Group, Inc., the other Guarantors and The Bank of New York, as Trustee, related to the 9% Senior Subordinated Notes due 2012 (filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002)*
4.15	Second Supplemental Indenture, dated as of December 23, 2003, among Asbury Automotive Group, Inc., the subsidiary guarantors listed on Schedule II thereto, the other Guarantors, and the Bank of New York, as Trustee, related to the 9% Senior Subordinated Notes due 2012 (filed as Exhibit 4.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)*

Exhibit Number	Description of Documents
4.16	Third Supplemental Indenture, dated as of December 7, 2004, among Asbury Automotive Group, Inc., the subsidiary guarantors listed on Schedule II thereto, the other Guarantors and The Bank of New York, as Trustee, related to the 9% Senior Subordinated Notes due 2012 (filed as Exhibit 4.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)*
4.17	Fourth Supplemental Indenture, dated as of September 30, 2005, among the Subsidiaries of Asbury Automotive Group, Inc. listed on Schedule II thereto, Asbury Automotive Group, Inc., the other Guarantors listed on Schedule I thereto and The Bank of New York, as Trustee, related to the issuance of 9% Senior Subordinated Notes due 2012 (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)*
4.18	Fifth Supplemental Indenture, dated as of March 8, 2007, among Asbury Automotive Group, Inc. and The Bank of New York, as Trustee, related to the 9% Senior Subordinated Notes due 2012 of Asbury Automotive Group, Inc. (filed as Exhibit 4.1 to Asbury Automotive Group's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2007)*
4.19**	Amended and Restated Wealth Accumulation Plan
10.1**	Amended and Restated 1999 Stock Option Plan
10.2**	Amended and Restated 2002 Equity Incentive Plan
10.3**	Key Executive Incentive Compensation Plan (filed as Appendix D to the Company's Proxy Statement on April 29, 2004)*
10.4	Form of Officer Director Indemnification Agreement (filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002)*
10.5**	Letter Agreement, dated January 5, 2004, between Asbury Automotive Group, Inc. and Thomas R. Gibson (filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)*
10.6**	Severance Agreement of Philip R. Johnson, dated November 14, 2007
10.7**	Severance Agreement of Lynne A. Burgess, dated November 14, 2007
10.8**	Severance Agreement of J. Gordon Smith, dated February 28, 2008
10.9**	Severance Agreement of Brett Hutchinson, dated February 26, 2008
10.10**	Employment Agreement of Kenneth B. Gilman (filed as Exhibit 10.6 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (file No. 333-65998) filed with the SEC on January 10, 2002)*
10.11**	First Amendment to Employment Agreement of Kenneth B. Gilman, dated February 26, 2004 (filed as an Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)*
10.12**	Second Amendment to Employment Agreement of Kenneth B. Gilman, dated November 8, 2004 (filed as an Exhibit to the Company's Current Report on Form 8-K filed with the SEC on November 12, 2004)*
10.13**	Third Amendment to Employment Agreement of Kenneth B. Gilman, dated as of November 3, 2005 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)*
10.14**	Letter Agreement between the Company and Kenneth B. Gilman, dated August 8, 2006 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 10, 2006)*

Exhibit Number	Description of Documents
10.15**	Fourth Amendment to Employment Agreement of Kenneth B. Gilman, dated as of September 7, 2006 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 7, 2006)*
10.16**	Restricted Share Award Agreement of Kenneth B. Gilman, dated October 23, 2006 (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006)*
10.17**	Letter Agreement between Kenneth B. Gilman and Asbury Automotive Group, Inc., dated February 13, 2007 (filed as Exhibit 10.1 to Asbury Automotive Group's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007)*
10.18**	Employment Agreement of Jeffrey I. Wooley (filed as an Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)*
10.19**	Agreement between Asbury Automotive Tampa L.L.C. and Jeffrey I. Wooley, dated March 18, 2005 (filed as Exhibit 10.1 to Company's Current Report on Form 8-K filed with the SEC on March 22, 2005)*
10.20	First Amended and Restated Lease Agreement by and between Jeffry I. Wooley and Asbury Automotive Tampa, L.P., effective September 17, 1998 (for premises located on Hillsborough Avenue, Tampa, Florida)
10.21	First Amended and Restated Lease Agreement by and between Jeffry I. Wooley and Asbury Automotive Tampa, L.P., effective September 17, 1998 (for premises located on Adamo Drive, Brandon, Florida)
10.22**	Employment Agreement of Charles Oglesby, dated as of September 7, 2006 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 7, 2006)*
10.23**	Amended Employment Agreement of Charles Oglesby, dated as of May 4, 2007 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 9, 2007)*
10.24**	Form of Stock Option Agreement
10.25**	Form of Performance Share Unit Award Agreement
10.26**	Form of Restricted Share Award Agreement for Non-Employee Directors
10.27**	Form of Restricted Share Award Agreement
10.28**	Restricted Share Award Agreement for Non-Employee Directors of Michael J. Durham, dated October 23, 2006 (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006)*
10.29	Ford Dealer Agreement (filed as Exhibit 10.13 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (file No. 333-65998) filed with the SEC on October 12, 2001)*
10.30	General Motors Dealer Agreement (filed as Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (file No. 333-65998) filed with the SEC on October 12, 2001)*
10.31	Honda Dealer Agreement (filed as Exhibit 10.15 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (file No. 333-65998) filed with the SEC on October 12, 2001.)*
10.32	Mercedes Dealer Agreement (filed as Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (file No. 333-65998) filed with the SEC on October 12, 2001)*
10.33	Nissan Dealer Agreement (filed as Exhibit 10.17 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (file No. 333-65998) filed with the SEC on October 12, 2001)*

Exhibit Number	Description of Documents
10.34	Toyota Dealer Agreement (filed as Exhibit 10.18 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (file No. 333-65998) filed with the SEC on October 12, 2001)*
10.35	Sublease dated July 28, 2003 between Monster Worldwide, Inc. and Asbury Automotive Group, Inc. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 31, 2003)*
10.36	Revolving Credit Agreement, dated as of March 23, 2005, among Asbury Automotive Group, Inc. and the Subsidiary Borrowers listed therein, as borrowers, the Lenders listed therein, JPMorgan Chase Bank, N.A., as administrative agent and as floor plan agent, Bank of America, N.A., as syndication agent, and J.P. Morgan Securities Inc. and Bank of America Securities LLC, as joint bookrunners and co-lead arrangers (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 24, 2005)*
10.37	First Amendment to Credit Agreement and Waiver dated as of March 1, 2006 among Asbury Automotive Group, Inc. and the Subsidiary Borrowers listed therein, as borrowers, the Lenders listed therein, JPMorgan Chase Bank, N.A., as administrative agent and floor plan agent and Bank of America, NA, as syndication agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2006)*
10.38	Second Amendment to Credit Agreement dated August 1, 2006, among Asbury Automotive Group, Inc., the subsidiaries listed therein, the Lenders listed therein and JPMorgan Chase Bank, N.A., as administrative agent and floor plan agent and Bank of America, N.A., as syndication agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 7, 2006)*
10.39	Third Amendment to Credit Agreement dated March 8, 2007, among Asbury Automotive Group, Inc., the subsidiaries listed therein, the Lenders listed therein and JPMorgan Chase Bank, N.A., as administrative agent and floor plan agent and Bank of America, N.A., as syndication agent (filed as Exhibit 10.1 to Asbury Automotive Group's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2007)*
10.40	Fourth Amendment to Credit Agreement dated October 1, 2007, among Asbury Automotive Group, Inc., the subsidiaries listed therein, the Lenders listed therein and JPMorgan Chase Bank, N.A., as administrative agent and floor plan agent and Bank of America, N.A., as syndication agent
10.41	Registration Rights Agreement dated March 16, 2007, among Asbury Automotive Group, Inc., the subsidiaries of Asbury Automotive Group, Inc. listed on the signature pages thereto, Goldman, Sachs & Co. and Deutsche Bank Securities Inc., relating to the 3% Senior Subordinated Convertible Notes due 2012 of Asbury Automotive Group, Inc. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
10.42	Confirmation of Convertible Bond Hedge Transaction dated March 12, 2007, between Asbury Automotive Group, Inc. and Goldman, Sachs & Co. (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
10.43	Confirmation of Convertible Bond Hedge Transaction dated March 12, 2007 among Asbury Automotive Group, Inc., Deutsche Bank AG, London Branch and Deutsche Bank AG, New York (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
10.44	Confirmation of Issuer Warrant dated March 12, 2007 between Asbury Automotive Group, Inc. and Goldman, Sachs & Co., dated March 12, 2007 (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
10.45	Confirmation of Issuer Warrant dated March 12, 2007 among Asbury Automotive Group, Inc., Deutsche Bank AG, London Branch and Deutsche Bank AG, New York (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*

Exhibit Number	Description of Documents
10.46	Amendment to Confirmation dated March 13, 2007, between Goldman, Sachs & Co. and Asbury Automotive Group, Inc. relating to the Issuer Warrant (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
10.47	Amendment to Confirmation dated March 13, 2007, between Deutsche Bank AG, London Branch and Asbury Automotive Group, Inc. relating to the Issuer Warrant (filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
10.48	Exchange and Registration Rights Agreement dated March 26, 2007, among Asbury Automotive Group, Inc., the subsidiaries of Asbury Automotive Group, Inc. listed on the signature pages thereto, Goldman, Sachs & Co. and Deutsche Bank Securities Inc., relating to the 7.625% Senior Subordinated Notes due 2017 of Asbury Automotive Group, Inc. (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
12	Ratio of Earnings to Fixed Charges
21	Subsidiaries of the Company
23	Consent of Deloitte & Touche LLP
24	Powers of Attorney (included with Signature Page hereto)
31.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Incorporated by reference.

** Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Asbury Automotive Group, Inc.

Date: February 29, 2008

By: /s/ CHARLES R. OGLESBY

Name: **Charles R. Oglesby**

Title: **Chief Executive Officer and President**

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles R. Oglesby and J. Gordon Smith, and each of them, acting individually, as his or her true and lawful attorney-in-fact, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K for the year ended December 31, 2007, and other documents in connection herewith and therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection herewith and therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Signature	Title	Date
/s/ CHARLES R. OGLESBY **(Charles R. Oglesby)**	Chief Executive Officer, President and Director	February 29, 2008
/s/ J. GORDON SMITH **(J. Gordon Smith)**	Senior Vice President and Chief Financial Officer	February 29, 2008
/s/ BRETT HUTCHINSON **(Brett Hutchinson)**	Vice President, Controller and Chief Accounting Officer	February 29, 2008
/s/ MICHAEL J. DURHAM **(Michael J. Durham)**	Director and Nonexecutive Chairman of the Board	February 29, 2008
/s/ JANET M. CLARKE **(Janet M. Clarke)**	Director	February 29, 2008
/s/ DENNIS E. CLEMENTS **(Dennis E. Clements)**	Director	February 29, 2008
/s/ THOMAS C. DELOACH, JR. **(Thomas C. DeLoach, Jr.)**	Director	February 29, 2008

Signature	Title	Date
/s/ JUANITA T. JAMES (Juanita T. James)	Director	February 29, 2008
/s/ VERNON E. JORDAN, JR. (Vernon E. Jordan, Jr.)	Director	February 29, 2008
/s/ EUGENE S. KATZ (Eugene S. Katz)	Director	February 29, 2008
/s/ PHILIP F. MARITZ (Philip F. Maritz)	Director	February 29, 2008
/s/ JOHN M. ROTH (John M. Roth)	Director	February 29, 2008
/s/ JEFFREY I. WOOLEY (Jeffrey I. Wooley)	Director	February 29, 2008

EXHIBIT INDEX

Exhibit Number	Description of Documents
3.1	Restated Certificate of Incorporation of Asbury Automotive Group, Inc. (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (file No. 333-84646) filed with the SEC on March 20, 2002)*
3.2	Restated Bylaws of Asbury Automotive Group, Inc. (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-8 (file No. 333-84646) filed with the SEC on March 20, 2002)*
4.1	Indenture, dated as of December 23, 2003, among Asbury Automotive Group, Inc., the subsidiary guarantors listed on Schedule I thereto, and the Bank of New York, as Trustee, related to the 8% Senior Subordinated Notes due 2014 (filed as Exhibit 4.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)*
4.2	Form of 8% Senior Subordinated Note due 2014 (filed with Exhibit 4.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)*
4.3	Indenture, dated as of December 23, 2003, among Asbury Automotive Group, Inc., the subsidiary guarantors listed on Schedule I thereto, and the Bank of New York, as Trustee, related to the 8% Senior Subordinated Notes due 2014 (filed as Exhibit 4.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)*
4.4	First Supplemental Indenture, dated as of January 21, 2004, among Asbury Automotive Group, Inc., the subsidiary guarantors listed on Schedule II thereto, the other Guarantors, and the Bank of New York, as Trustee, related to the 8% Senior Subordinated Notes due 2014 (filed as Exhibit 4.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)*
4.5	Second Supplemental Indenture, dated as of December 7, 2004, among Asbury Automotive Group, Inc., the subsidiary guarantors listed on Schedule II thereto, the other Guarantors and the Bank of New York, as Trustee, related to the 8% Senior Subordinated Notes due 2012 (filed as Exhibit 4.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)*
4.6	Third Supplemental Indenture, dated as of September 30, 2005, among the Subsidiaries of Asbury Automotive Group, Inc. listed on Schedule II thereto, Asbury Automotive Group, Inc., the other Guarantors listed on Schedule I thereto and The Bank of New York, as Trustee, related to the issuance of 8% Senior Subordinated Notes due 2014 (filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)*
4.7	Fourth Supplemental Indenture, dated as of March 15, 2007, among Asbury Automotive Group, Inc., the Subsidiaries of Asbury Automotive Group, Inc. listed on Schedule II thereto, the other Guarantors listed on Schedule I thereto and The Bank of New York, as Trustee, related to the 8% Senior Subordinated Notes due 2014 of Asbury Automotive Group, Inc. (filed as Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
4.8	Indenture, dated as of March 16, 2007, among Asbury Automotive Group, Inc., the subsidiary guarantors listed on Schedule I thereto, and The Bank of New York, as Trustee, relating to the 3% Senior Subordinated Convertible Notes due 2012 (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*

Exhibit Number	Description of Documents
4.9	Form of 3% Senior Subordinated Convertible Notes due 2012 (filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
4.10	Indenture, dated as of March 26, 2007, among Asbury Automotive Group, Inc., the subsidiary guarantors listed on Schedule I thereto, and The Bank of New York, as Trustee, relating to the 7.625% Senior Subordinated Notes due 2017 (filed as Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
4.11	Form of 7.625% Senior Subordinated Notes due 2017 (filed as Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
4.12	Indenture, dated as of June 5, 2002, among Asbury Automotive Group, Inc., the subsidiary guarantors listed on Schedule I thereto, and the Bank of New York, as Trustee, related to the 9% Senior Subordinated Notes due 2012 (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-4 (file No. 333-91340-08) filed with the SEC on June 27, 2002)*
4.13	Form of 9% Senior Subordinated Note due 2012 (included in Exhibit 4.2 to the Company's Registration Statement on Form S-4 (file No. 333-91340-08) filed with the SEC on June 27, 2002)*
4.14	First Supplemental Indenture, dated as of March 19, 2003, among the subsidiary guarantors listed on Schedule II thereto, Asbury Automotive Group, Inc., the other Guarantors and The Bank of New York, as Trustee, related to the 9% Senior Subordinated Notes due 2012 (filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002)*
4.15	Second Supplemental Indenture, dated as of December 23, 2003, among Asbury Automotive Group, Inc., the subsidiary guarantors listed on Schedule II thereto, the other Guarantors, and the Bank of New York, as Trustee, related to the 9% Senior Subordinated Notes due 2012 (filed as Exhibit 4.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)*
4.16	Third Supplemental Indenture, dated as of December 7, 2004, among Asbury Automotive Group, Inc., the subsidiary guarantors listed on Schedule II thereto, the other Guarantors and The Bank of New York, as Trustee, related to the 9% Senior Subordinated Notes due 2012 (filed as Exhibit 4.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)*
4.17	Fourth Supplemental Indenture, dated as of September 30, 2005, among the Subsidiaries of Asbury Automotive Group, Inc. listed on Schedule II thereto, Asbury Automotive Group, Inc., the other Guarantors listed on Schedule I thereto and The Bank of New York, as Trustee, related to the issuance of 9% Senior Subordinated Notes due 2012 (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)*
4.18	Fifth Supplemental Indenture, dated as of March 8, 2007, among Asbury Automotive Group, Inc. and The Bank of New York, as Trustee, related to the 9% Senior Subordinated Notes due 2012 of Asbury Automotive Group, Inc. (filed as Exhibit 4.1 to Asbury Automotive Group's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2007)*
4.19**	Amended and Restated Wealth Accumulation Plan
10.1**	Amended and Restated 1999 Stock Option Plan
10.2**	Amended and Restated 2002 Equity Incentive Plan

Exhibit Number	Description of Documents
10.3**	Key Executive Incentive Compensation Plan (filed as Appendix D to the Company's Proxy Statement on April 29, 2004)*
10.4	Form of Officer Director Indemnification Agreement (filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002)*
10.5**	Letter Agreement, dated January 5, 2004, between Asbury Automotive Group, Inc. and Thomas R. Gibson (filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)*
10.6**	Severance Agreement of Philip R. Johnson, dated November 14, 2007
10.7**	Severance Agreement of Lynne A. Burgess, dated November 14, 2007
10.8**	Severance Agreement of J. Gordon Smith, dated February 28, 2008
10.9**	Severance Agreement of Brett Hutchinson, dated February 26, 2008
10.10**	Employment Agreement of Kenneth B. Gilman (filed as Exhibit 10.6 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (file No. 333-65998) filed with the SEC on January 10, 2002)*
10.11**	First Amendment to Employment Agreement of Kenneth B. Gilman, dated February 26, 2004 (filed as an Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)*
10.12**	Second Amendment to Employment Agreement of Kenneth B. Gilman, dated November 8, 2004 (filed as an Exhibit to the Company's Current Report on Form 8-K filed with the SEC on November 12, 2004)*
10.13**	Third Amendment to Employment Agreement of Kenneth B. Gilman, dated as of November 3, 2005 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)*
10.14**	Letter Agreement between the Company and Kenneth B. Gilman, dated August 8, 2006 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 10, 2006)*
10.15**	Fourth Amendment to Employment Agreement of Kenneth B. Gilman, dated as of September 7, 2006 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 7, 2006)*
10.16**	Restricted Share Award Agreement of Kenneth B. Gilman, dated October 23, 2006 (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006)*
10.17**	Letter Agreement between Kenneth B. Gilman and Asbury Automotive Group, Inc., dated February 13, 2007 (filed as Exhibit 10.1 to Asbury Automotive Group's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007)*
10.18**	Employment Agreement of Jeffrey I. Wooley (filed as an Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)*
10.19**	Agreement between Asbury Automotive Tampa L.L.C. and Jeffrey I. Wooley, dated March 18, 2005 (filed as Exhibit 10.1 to Company's Current Report on Form 8-K filed with the SEC on March 22, 2005)*

Exhibit Number	Description of Documents
10.20	First Amended and Restated Lease Agreement by and between Jeffry I. Wooley and Asbury Automotive Tampa, L.P., effective September 17, 1998 (for premises located on Hillsborough Avenue, Tampa, Florida)
10.21	First Amended and Restated Lease Agreement by and between Jeffry I. Wooley and Asbury Automotive Tampa, L.P., effective September 17, 1998 (for premises located on Adamo Drive, Brandon, Florida)
10.22**	Employment Agreement of Charles Oglesby, dated as of September 7, 2006 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 7, 2006)*
10.23**	Amended Employment Agreement of Charles Oglesby, dated as of May 4, 2007 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 9, 2007)*
10.24**	Form of Stock Option Agreement
10.25**	Form of Performance Share Unit Award Agreement
10.26**	Form of Restricted Share Award Agreement for Non-Employee Directors
10.27**	Form of Restricted Share Award Agreement
10.28**	Restricted Share Award Agreement for Non-Employee Directors of Michael J. Durham, dated October 23, 2006 (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006)*
10.29	Ford Dealer Agreement (filed as Exhibit 10.13 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (file No. 333-65998) filed with the SEC on October 12, 2001)*
10.30	General Motors Dealer Agreement (filed as Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (file No. 333-65998) filed with the SEC on October 12, 2001)*
10.31	Honda Dealer Agreement (filed as Exhibit 10.15 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (file No. 333-65998) filed with the SEC on October 12, 2001.)*
10.32	Mercedes Dealer Agreement (filed as Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (file No. 333-65998) filed with the SEC on October 12, 2001)*
10.33	Nissan Dealer Agreement (filed as Exhibit 10.17 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (file No. 333-65998) filed with the SEC on October 12, 2001)*
10.34	Toyota Dealer Agreement (filed as Exhibit 10.18 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (file No. 333-65998) filed with the SEC on October 12, 2001)*
10.35	Sublease dated July 28, 2003 between Monster Worldwide, Inc. and Asbury Automotive Group, Inc. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 31, 2003)*

Exhibit Number	Description of Documents
10.36	Revolving Credit Agreement, dated as of March 23, 2005, among Asbury Automotive Group, Inc. and the Subsidiary Borrowers listed therein, as borrowers, the Lenders listed therein, JPMorgan Chase Bank, N.A., as administrative agent and as floor plan agent, Bank of America, N.A., as syndication agent, and J.P. Morgan Securities Inc. and Bank of America Securities LLC, as joint bookrunners and co-lead arrangers (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 24, 2005)*
10.37	First Amendment to Credit Agreement and Waiver dated as of March 1, 2006 among Asbury Automotive Group, Inc. and the Subsidiary Borrowers listed therein, as borrowers, the Lenders listed therein, JPMorgan Chase Bank, N.A., as administrative agent and floor plan agent and Bank of America, NA, as syndication agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2006)*
10.38	Second Amendment to Credit Agreement dated August 1, 2006, among Asbury Automotive Group, Inc., the subsidiaries listed therein, the Lenders listed therein and JPMorgan Chase Bank, N.A., as administrative agent and floor plan agent and Bank of America, N.A., as syndication agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 7, 2006)*
10.39	Third Amendment to Credit Agreement dated March 8, 2007, among Asbury Automotive Group, Inc., the subsidiaries listed therein, the Lenders listed therein and JPMorgan Chase Bank, N.A., as administrative agent and floor plan agent and Bank of America, N.A., as syndication agent (filed as Exhibit 10.1 to Asbury Automotive Group's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2007)*
10.40	Fourth Amendment to Credit Agreement dated October 1, 2007, among Asbury Automotive Group, Inc., the subsidiaries listed therein, the Lenders listed therein and JPMorgan Chase Bank, N.A., as administrative agent and floor plan agent and Bank of America, N.A., as syndication agent
10.41	Registration Rights Agreement dated March 16, 2007, among Asbury Automotive Group, Inc., the subsidiaries of Asbury Automotive Group, Inc. listed on the signature pages thereto, Goldman, Sachs & Co. and Deutsche Bank Securities Inc., relating to the 3% Senior Subordinated Convertible Notes due 2012 of Asbury Automotive Group, Inc. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
10.42	Confirmation of Convertible Bond Hedge Transaction dated March 12, 2007, between Asbury Automotive Group, Inc. and Goldman, Sachs & Co. (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
10.43	Confirmation of Convertible Bond Hedge Transaction dated March 12, 2007 among Asbury Automotive Group, Inc., Deutsche Bank AG, London Branch and Deutsche Bank AG, New York (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
10.44	Confirmation of Issuer Warrant dated March 12, 2007 between Asbury Automotive Group, Inc. and Goldman, Sachs & Co., dated March 12, 2007 (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
10.45	Confirmation of Issuer Warrant dated March 12, 2007 among Asbury Automotive Group, Inc., Deutsche Bank AG, London Branch and Deutsche Bank AG, New York (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*

Exhibit Number	Description of Documents
10.46	Amendment to Confirmation dated March 13, 2007, between Goldman, Sachs & Co. and Asbury Automotive Group, Inc. relating to the Issuer Warrant (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
10.47	Amendment to Confirmation dated March 13, 2007, between Deutsche Bank AG, London Branch and Asbury Automotive Group, Inc. relating to the Issuer Warrant (filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
10.48	Exchange and Registration Rights Agreement dated March 26, 2007, among Asbury Automotive Group, Inc., the subsidiaries of Asbury Automotive Group, Inc. listed on the signature pages thereto, Goldman, Sachs & Co. and Deutsche Bank Securities Inc., relating to the 7.625% Senior Subordinated Notes due 2017 of Asbury Automotive Group, Inc. (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
12	Ratio of Earnings to Fixed Charges
21	Subsidiaries of the Company
23	Consent of Deloitte & Touche LLP
24	Powers of Attorney (included with Signature Page hereto)
31.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Incorporated by reference.

** Management contract or compensatory plan or arrangement.

Asbury Automotive Group, Inc.
622 Third Avenue, 37th Floor
New York, NY 10017

March 20, 2008

Dear Stockholders,

On behalf of the Board of Directors and management of Asbury Automotive Group, Inc. (the "Company"), it is our pleasure to invite you to attend the Company's 2008 Annual Meeting of Stockholders.

As you know, an important aspect of the annual meeting process is the vote by stockholders on corporate business. The matters to be voted on are described in the notice of meeting and the proxy statement which accompany this letter. I urge you to exercise your rights as a stockholder to vote and participate in the process. Whether or not you plan to attend the meeting, **please read the enclosed proxy statement and complete, sign and date the enclosed proxy and return it as promptly as possible in the accompanying postage paid envelope**. This will ensure that your shares are represented at the meeting.

Sincerely,

Charles R. Oglesby
President and Chief
Executive Officer

YOUR VOTE IS IMPORTANT

ASBURY AUTOMOTIVE GROUP, INC.
622 THIRD AVENUE, 37TH FLOOR
NEW YORK, NEW YORK 10017
(212) 885-2500

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 7, 2008

To Our Stockholders:

The 2008 Annual Meeting of Stockholders of Asbury Automotive Group, Inc. (the "Company") will be held at The Grand Hyatt New York, Park Avenue at Grand Central Station, New York, New York, on May 7, 2008, at 9:00 a.m. Eastern Daylight Time, for the purpose of considering and acting upon the following matters:

1. the election of four members of Class III of the Board of Directors to hold office until the 2011 Annual Meeting of Stockholders;

2. the ratification of the appointment of Deloitte & Touche LLP as independent auditors for the Company for the year ending December 31, 2008;

and any other matters that may properly come before the meeting or any adjournments. The Board of Directors is not aware of any other business scheduled for the meeting. Any action may be taken on the above proposals at the meeting on May 7, 2008, or on any date or dates to which the meeting may be adjourned.

Stockholders of record at the close of business on March 10, 2008 are the stockholders entitled to vote at the meeting and any adjournments. A complete list of stockholders entitled to vote at the meeting will be available for inspection by stockholders during normal business hours at the Company's corporate headquarters located at 622 Third Avenue, 37th Floor, New York, New York 10017. This list will also be available for inspection during the 10 days before the meeting as well as at the meeting.

Your vote is important. Please sign and date the enclosed proxy, and return it promptly in the enclosed envelope to ensure your representation at the meeting. The proxy will not be used if you attend and vote at the meeting in person.

This proxy statement and the Company's 2007 Annual Report are available at the Investor Relations section of the Company's web site (*www.asburyauto.com*) and can be accessed directly at the following Internet address: www.asburyauto.com/proxy.

For further information about the meeting, including directions to The Grand Hyatt New York to attend the meeting and vote in person, please contact the Investor Relations Department at the Company's headquarters. The telephone number is 212.885.2500 and the e-mail address is investor@asburyauto.com.

BY ORDER OF THE BOARD OF DIRECTORS,

Lynne A. Burgess
Secretary

New York, New York
March 20, 2008

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE ANNUAL MEETING. A PRE-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.

TABLE OF CONTENTS

ASBURY AUTOMOTIVE GROUP, INC.

622 THIRD AVENUE, 37TH FLOOR
NEW YORK, NEW YORK 10017
(212) 885-2500

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 7, 2008

This proxy statement is furnished in connection with the solicitation of proxies by Asbury Automotive Group, Inc. (the "Company", "we", "us" or "our") on behalf of the Board of Directors (the "Board") for the annual meeting of stockholders, and all adjournments of the meeting. The accompanying Notice of Meeting, this proxy statement and proxy card are first being mailed to stockholders on or about March 20, 2008. A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2007 is included with these materials.

ABOUT THE MEETING

What is the purpose of the annual meeting?

At the annual meeting, stockholders are being asked to consider and vote on:

PROPOSAL 1. the election of four members of Class III of the Board to hold office until the 2011 Annual Meeting of Stockholders; and

PROPOSAL 2. the ratification of the appointment of Deloitte & Touche LLP as independent auditors for the Company for the year ending December 31, 2008.

The stockholders will also transact any other business that may properly come before the meeting. Members of the Company's management team and representatives from Deloitte & Touche LLP will be present at the meeting to make a statement if they so desire and to respond to appropriate questions from stockholders.

Who is entitled to vote?

The record date for the annual meeting was March 10, 2008. Only stockholders of record at the close of business on that date are entitled to notice and to vote at the annual meeting. Attendance at the meeting will be limited to stockholders of record, their proxies, beneficial owners having evidence of ownership on the record date and invited guests of the Company.

The Company's sole outstanding capital stock is its common stock, par value $0.01 per share. Except as otherwise required by law, or as described in this proxy statement, each holder of the Company's common stock is entitled to one vote per share on each matter submitted at the meeting. At the close of business on the record date there were 31,915,300 shares of the Company's common stock outstanding, which number includes 259,130 shares of unvested restricted stock that have voting rights and are held by members of the Board and the Company's employees, representing a total of 31,915,300 votes eligible to be cast at the meeting.

What if my shares are held in "street name" by a broker?

If you are the beneficial owner of shares held in "street name" by a broker, your broker is the record holder of the shares and is required to vote those shares in accordance with your instructions. If you do not give instructions to your broker, your broker will be entitled to vote the shares FOR the election of directors (Proposal 1) and FOR the ratification of auditors (Proposal 2). Shares that a broker is not entitled to vote with respect to a proposal are sometimes called "broker non-votes." The treatment of broker non-votes is described in the Q&A below under "How will broker non-votes be treated?"

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of voting stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions or broker non-votes (i.e., shares that your broker is not permitted to vote) will be included in the calculation of the number of shares considered to be present at the meeting.

What if a quorum is not present at the meeting?

If a quorum is not present at the scheduled time of the meeting, the chairman of the meeting may adjourn the meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given. An adjournment will have no effect on the business that may be conducted at the meeting.

How do I vote?

1. ***You may vote by mail.*** If you properly complete and sign the accompanying proxy card and return it in the enclosed envelope, your shares will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

2. ***You may vote by telephone or on the Internet.*** If you hold your shares of record, you may give your voting instructions by telephone or on the Internet. Please follow the voting instructions on the proxy card. If your shares are held in "street name" by a broker or other nominee, you may also be able to give voting instructions by telephone or on the Internet. Please check the voting form provided by your broker or nominee to see if they offer such options.

3. ***You may vote in person at the meeting.*** If you hold your shares of record and attend the annual meeting and wish to vote in person, you will be given a ballot at the annual meeting. However, if your shares are held in the name of your broker, bank or other nominee, you will need to obtain a proxy from the institution that holds your shares indicating that you were the beneficial owner of the Company's voting stock on March 10, 2008, the record date for voting at the annual meeting. Please contact your broker or other institution directly if you would like to obtain a proxy to vote your shares directly at the meeting. Even if you plan to attend the meeting, please sign and return your proxy card to ensure that your shares are represented. If you do attend the meeting, any votes you cast at the meeting will supersede your proxy.

Can I change my vote after I submit my proxy?

Yes, you may revoke your proxy and change your vote at any time before the polls close at the annual meeting by:

- signing another proxy with a later date;
- giving written notice of the revocation of your proxy to the Secretary of the Company prior to the annual meeting; or
- voting in person at the annual meeting.

How does the Board recommend I vote on the proposals?

The Board recommends that you vote:

- "FOR" Proposal 1: the election of four members of Class III of the Board of Directors to hold office until the 2011 Annual Meeting of Stockholders; (see page 7); and
- "FOR" Proposal 2: the ratification of the appointment of Deloitte & Touche LLP as independent auditors for the Company for the year ending December 31, 2008 (see page 44).

What if I do not specify how my shares are to be voted?

If you submit an executed proxy but do not indicate any voting instructions, your shares will be voted FOR each of the proposals set forth in this proxy statement.

Will any other business be conducted at the meeting?

The Board knows of no other business that will be presented at the meeting. If any other proposal properly comes before the stockholders for a vote at the meeting, however, the proxy holders will vote your shares in accordance with their best judgment.

How many votes are required to elect the director nominees?

The affirmative vote of a plurality of the votes cast on this proposal is required to elect the four nominees as directors. This means that the four nominees will be elected if they receive more affirmative votes than any other person. If you vote "Withheld" with respect to the election of one or more nominees, your shares will not be voted with respect to the person or persons indicated, although they will be counted for purposes of determining whether there is a quorum.

What happens if a nominee is unable to stand for election?

If a nominee is unable to stand for election, the Board may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders will vote your shares for the substitute nominee, unless you have withheld authority.

How many votes are required to ratify the appointment of the Company's independent auditors?

The ratification of the appointment of Deloitte & Touche LLP as independent auditors requires the affirmative vote of a majority of the voting power of the Company's common stock present at the meeting in person or by proxy and entitled to vote as of the record date.

How will abstentions be treated?

If you abstain from voting on a proposal, your shares will still be included for purposes of determining whether a quorum is present. Because directors are elected by a plurality of votes, an abstention will have no effect on the outcome of the vote and, therefore, is not offered as a voting option for Proposal 1. If you abstain from voting on Proposal 2, your abstention will have the same practical effect as a vote against the proposal.

How will broker non-votes be treated?

If your shares are held by a broker or other nominee in "street name," your broker will generally be prohibited from voting your shares on any matter other than FOR the election of directors and FOR the ratification of the Company's auditors, unless you inform your broker how your shares should be voted. If you do not provide instructions to your broker, your shares will be treated as "broker non-votes" with respect to any proposals raised at the meeting other than Proposals 1 and 2. Additionally, your broker may elect not to vote your shares FOR Proposals 1 and 2, in which case your shares would also be treated as "broker non-votes." All "broker non-votes" will be included for purposes of calculating the presence of a quorum, but otherwise will be treated as shares not entitled to vote on a proposal.

Who pays for the costs of soliciting proxies?

The Company will pay the cost of soliciting proxies. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of voting stock. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies without additional compensation.

SECURITIES OWNED BY MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth information with respect to the ownership of shares of the Company's common stock by each director and named executive officer listed in the Summary Compensation Table and by all directors and executive officers of the Company as a group. In addition, the table sets forth information about all other persons known to the Company to be the beneficial owner of more than five percent of the Company's common stock.

The following information is given as of March 10, 2008, the record date. In the case of percentage ownership, the information is based on 31,915,300 shares of the Company's common stock outstanding, which number includes 259,130 shares of unvested restricted stock that have voting rights and are held by members of the Board and the Company's employees, representing a total of 31,915,300 votes eligible to be cast at the meeting as of the record date. Shares issuable upon exercise of options within 60 days of the record date are deemed to be outstanding for the purpose of computing the percentage ownership and overall voting power of persons believed to beneficially own such securities, but are not deemed to be outstanding for the purpose of computing the percentage ownership or overall voting power of any other persons. The number of shares beneficially owned by each director, named executive officer and principal stockholder is determined under rules promulgated by the Securities and Exchange Commission (the "SEC"), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the record date through the exercise of any stock option or other right. Inclusion in the table below of such shares, however, does not constitute an admission that the director, named executive officer or principal stockholder is a direct or indirect beneficial owner of such shares. Voting power in the table is computed with respect to a general election of directors. So far as is known to the Company, the persons listed below have sole voting and investment power with respect to the shares listed beside its, his or her name, except as noted.

	Shares Beneficially Owned	
Name of Beneficial Owner	Number	%
Principal Stockholders		
FMR Corp.(1)	4,321,069	13.4%
Dimensional Fund Advisors LP(2)	3,057,973	9.5%
LaGrange Capital Partners, L.P.(3)	1,633,544	5.1%
Barclays Global Investors, N.A.(4)	1,581,026	5.0%
Current Directors and Nominees		
Janet M. Clarke(5)	15,018	*
Dennis E. Clements(6)	8,167	*
Thomas C. DeLoach, Jr.(7)	19,018	*
Michael J. Durham(8)	40,860	*
Juanita T. James(9)	5,858	*
Vernon E. Jordan, Jr.(10)	15,019	*
Eugene S. Katz(11)	7,518	*
Philip F. Maritz(12)	28,018	*
Charles R. Oglesby(13)	297,477	*
John M. Roth(14)	7,518	*
Jeffrey I. Wooley	0	*
Named Executive Officers Who Are Not Directors		
J. Gordon Smith(15)	177,227	*
Lynne A. Burgess(16)	31,359	*
Philip R. Johnson(17)	73,993	*
Brett A. Hutchinson(18)	28,702	*
All directors and executive officers of Asbury as a group (15 persons)	755,752	2.3%

(*) Denotes less than 1% of the Company's common stock.

(1) Based on a Schedule 13G/A filed with the SEC on February 14, 2008. Represents shares owned by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp. ("FMR"), Pyramis Global Advisors, LLC, an indirect, wholly-owned subsidiary of FMR, Pyramis Global Advisors Trust Company, an indirect, wholly-owned subsidiary of FMR, Fidelity International Limited and Edward C. Johnson III, who is the Chairman of FMR Corp. The business address of FMR is 82 Devonshire Street, Boston, Massachusetts 02109. The business address of Pyramis Global Advisors, LLC and Pyramis Global Advisors Trust Company is 53 State Street, Boston, Massachusetts 02109. The business address of Fidelity International Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

(2) Based on a Schedule 13G/A filed with the SEC on February 6, 2008. Represents shares owned by Dimensional Fund Advisors LP, a Delaware limited partnership ("Dimensional"). The business address of Dimensional is 1299 Ocean Avenue, Santa Monica, California 90401. Dimensional is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and furnishes advice to four investment companies registered under the Investment Company Act of 1940. Dimensional also serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are referred to in this footnote as the "Dimensional Funds." In its role as investment advisor or manager, Dimensional possesses investment and/or voting power over the Company's securities that are owned by the Dimensional Funds, and may be deemed the beneficial owner of such securities. The Dimensional Funds, however, own, and Dimensional disclaims any beneficial ownership of, such securities.

(3) Based on a Schedule 13G filed with the SEC on January 8, 2008. Represents shares owned by LaGrange Capital Partners, L.P., a Delaware limited partnership, LaGrange Capital Partners Offshore Fund, Ltd., a Cayman Islands corporation, LaGrange Administration, L.L.C., a Delaware limited liability company, and Frank LaGrange Johnson, the sole member of LaGrange Capital Management L.L.C., which is the general partner of LaGrange Capital Partners, L.P. ("LaGrange"). Mr. Johnson is also the sole member of LaGrange Administration L.L.C., the investment manager of LaGrange Capital Partners Offshore Fund, Ltd. The business address of LaGrange is 570 Lexington Avenue, 27th Floor, New York, New York 10022. Includes 8,000 shares owned by Mr. Johnson that are being held in a personal trading account.

(4) Based on a Schedule 13G filed with the SEC on February 5, 2008. Represents shares owned by Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Global Investors, Ltd., Barclays Global Investors Japan Trust and Banking Company Limited, Barclays Global Investors Japan Limited, Barclays Global Investors Canada Limited, Barclays Global Investors Australia Limited and Barclays Global Investors (Deutschland) AG. The business address of Barclays Global Investors, N.A. and Barclays Global Fund Advisors is 45 Fremont Street, San Francisco, California 94105. The business address of Barclays Global Investors, Ltd. is Murray House, 1 Royal Mint Court, London, England, U.K. EC3N 4HH. The business address of Barclays Global Investors Japan Limited is Ebisu Prime Square Tower, 8th Floor, 1-1-39 Hiroo Shibuya-Ku, Tokyo 150-0012, Japan. The address of Barclays Global Investors Japan Limited is Ebisu Prime Square Tower, 8th Floor, 1-1-39 Hiroo Shibuya-Ku, Tokyo, 150-8402, Japan. The address of Barclays Global Investors Canada Limited is Brookfield Place, 161 Bay Street, suite 2500, P.O. Box 614, Toronto, Ontario, M5J 2S1. The address of Barclays Global Investors Australia Limited is Level 43, Grosvenor Place, 225 George Street, P.O. Box N43, Sydney, Australia, NSW 1220. The address of Barclays Global Investors (Deutschland) AG is Apianstrasse 6, D-85774, Unerfohring, Germany.

(5) Includes (i) 5,000 options granted in connection with director compensation exercisable within 60 days after the record date, and (ii) 8,320 shares of unvested restricted stock granted in connection with director compensation. Ms. Clarke has the right to vote, but no right to dispose of, these shares of restricted stock.

(6) Includes 7,086 shares of unvested restricted stock granted in connection with director compensation. Mr. Clements has the right to vote, but no right to dispose of, these shares of unvested restricted stock.

(7) Includes 6,653 shares of unvested restricted stock granted in connection with director compensation. Mr. DeLoach has the right to vote, but no right to dispose of, these shares of unvested restricted stock.

(8) Includes (i) 10,000 options granted in connection with director compensation exercisable within 60 days after the record date, and (ii) 15,268 shares of unvested restricted stock granted in connection with director compensation. Mr. Durham has the right to vote, but no right to dispose of, these shares of unvested restricted stock.

(9) Represents 5,858 shares of unvested restricted stock granted in connection with director compensation. Ms. James has the right to vote, but no right to dispose of, these shares of unvested restricted stock.

(10) Includes (i) 5,001 options granted in connection with director compensation exercisable within 60 days after the record date, and (ii) 8,320 shares of unvested restricted stock granted in connection with director compensation. Mr. Jordan has the right to vote, but no right to dispose of, these shares of unvested restricted stock.

(11) Includes 6,653 shares of unvested restricted stock granted in connection with director compensation. Mr. Katz has the right to vote, but no right to dispose of, these shares of unvested restricted stock.

(12) Includes (i) 18,000 options granted in connection with director compensation exercisable within 60 days after the record date, and (ii) 8,320 shares of unvested restricted stock granted in connection with director compensation. Mr. Maritz has the right to vote, but no right to dispose of, these shares of unvested restricted stock.

(13) Includes (i) 210,606 options exercisable within 60 days after the record date and (ii) 70,000 shares of unvested restricted stock, 6,666 shares of which will vest within 60 days after the record date. Mr. Oglesby has the right to vote, but no right to dispose of, the shares of unvested restricted stock.

(14) Includes 6,653 shares of unvested restricted stock granted in connection with director compensation. Mr. Roth has the right to vote, but no right to dispose of, these shares of unvested restricted stock.

(15) Includes (i) 135,800 options exercisable within 60 days after the record date, and (ii) 25,000 shares of unvested restricted stock, 3,333 shares of which will vest within 60 days after the record date. Mr. Smith has the right to vote, but no right to dispose of the shares of restricted stock.

(16) Includes (i) 20,000 options that are exercisable within 60 days after the record date, and (ii) 7,500 shares of unvested restricted stock. Ms. Burgess has the right to vote, but no right to dispose of, these shares of restricted stock.

(17) Includes (i) 50,138 options that are exercisable within 60 days after the record date, and (ii) 5,000 shares of unvested restricted stock. Mr. Johnson has the right to vote, but no right to dispose of, these shares of restricted stock.

(18) Includes (i) 19,803 options that are exercisable within 60 days after the record date, and (ii) 7,500 shares of unvested restricted stock, 833 shares of which will vest within 60 days after the record date. Mr. Hutchinson has the right to vote, but no right to dispose of, the shares of restricted stock.

PROPOSAL NO. 1.
ELECTION OF DIRECTORS

Except as disclosed in this proxy statement, there are no arrangements or understandings between any of the nominees and any other person pursuant to which such nominee was selected.

Four directors are to be elected to hold office as Class III directors for terms of three years, or until their respective successors have been duly elected and qualified. If a proxy does not withhold authority for the election of any or all of the nominees for directors, the proxy holders will vote the shares represented by such proxy for the election of the four nominees. If a proxy withholds a vote from one or more nominees for directors, the proxy holders will follow the instructions.

Each nominee has consented to being named in this proxy statement and has agreed to serve if elected. Management has no reason to believe that any of the nominees will not serve if elected. If a nominee is unable to stand for election, the Board will designate a substitute nominee. If a substitute nominee is designated, the proxy holders will vote your shares for the substitute nominee, unless you have withheld authority.

Directors and Nominees for Election as Directors

Pursuant to the Company's Restated Certificate of Incorporation and a resolution adopted by the Board, the size of the Board is twelve directors. The Board is classified into three classes, each with three-year terms. The term of each Class III director expires this year, the term of each Class I director expires in 2009 and the term of each Class II director expires in 2010.

The biographies below give information provided by the nominees about their principal occupation, business experience and other matters. For additional information regarding the directors and nominees, see "Securities Owned By Management and Certain Beneficial Owners," "Governance Of The Company," and "Related Person Transactions."

Nominees for Election as Class III Directors

The nominees for election to Class III of the Board are Juanita T. James, Vernon E. Jordan, Jr., Eugene S. Katz and Charles R. Oglesby. If re-elected at the annual meeting, their terms will expire in 2011.

THE BOARD AND MANAGEMENT RECOMMEND YOU VOTE FOR EACH OF THESE NOMINEES.

JUANITA T. JAMES (55) has served as a member of the Board since October 2007. She has served as the Vice President and Chief Communications Officer for Pitney Bowes Inc. ("Pitney Bowes") since October 2006, and also serves on its CEO Council and its Corporate Social Responsibility Committee. From October 2004 to October 2006, Ms. James was the Vice President, Direct Marketing Strategy and Business Development, and from August 2002 to October 2004, she was the Vice President, Project Leader of Human Resources Transformation at Pitney Bowes.

VERNON E. JORDAN, JR. (72) has served as a member of the Board since April 2002 and was a member of the Audit Committee from April 2002 to February 2003. He has served as a Managing Director of Lazard Frères & Co. since January 2000. Prior to joining Lazard, Mr. Jordan was a senior executive partner with the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P., where he remains Senior Counsel. Mr. Jordan serves as a member of the Board of Directors of American Express Company and Lazard, Ltd., and as a member of the board, and Chairman of the Corporate Governance Committee and a member of the Compensation Committee of Xerox Corporation. Mr. Jordan also serves on the International Advisory Board of Barrick Gold.

EUGENE S. KATZ (62) has served as a member of the Board and a member of the Audit Committee since January 2007. He is a former partner of PricewaterhouseCoopers ("PwC"). Mr. Katz began his career at PwC in 1969 and became a partner in July 1980. He retired from PwC in June 2006. During 2002 and through his retirement in June 2006, Mr. Katz served as the west region risk management leader of PwC. In addition, Mr. Katz was a member of the PwC Governing Board from 1992 to 1997, and 2001 until 2005.

CHARLES R. OGLESBY (61) has served as a member of the Board since September 2006. Mr. Oglesby has served as the Company's President and Chief Executive Officer since May 2007. From September 2006 until May 2007, Mr. Oglesby served as the Company's Senior Vice President and Chief Operating Officer, and from August 2004 until March 2007, he served as Chief Executive Officer of the Company's South Region. Mr. Oglesby joined the Company as President and Chief Executive Officer of Asbury Automotive Arkansas in February 2002. From July 1998 to February 2000, Mr. Oglesby served as President and Chief Operating Officer of the First America Automotive Group in San Francisco.

Current Class I Directors

The Class I directors are not standing for re-election at the upcoming annual meeting. Their terms expire in 2009.

JANET M. CLARKE (55) has served as a member of the Board and a member of the Audit and Compensation Committees since April 2005. Ms. Clarke was appointed chair of the Compensation Committee in August 2006 and as a member of the Governance and Nominating Committee (also referred to in this proxy statement as the "Governance Committee") in November 2006. Ms. Clarke is the founder of Clarke Littlefield LLC, and has served as its president since June 2003 and from 2001 to 2002. She was the Chief Marketing Officer of DealerTrack, Inc. from September 2002 to June 2003. Ms. Clarke was the Chairman and Chief Executive Officer of the KnowledgeBase Marketing subsidiary of Young and Rubicam, Inc. from February 2000 through February 2001. Ms. Clarke served as Managing Director, Global Database Marketing at Citibank for Citigroup's consumer business from May 1997 until February 2000. Ms. Clarke serves as a member of the board, a member of the Audit Committee and the chair of the Compensation Committee of ExpressJet Holdings, Inc.

DENNIS E. CLEMENTS (63) has served as a member of the Board since September 2006. Mr. Clements became a member of the Compensation Committee and the Governance Committee in October 2006, and a member of the Executive Committee in January 2007. He was appointed chair of the Governance Committee in May 2007. Mr. Clements is currently a consultant through his firm, Discretionary Effort L.L.C., which he founded in 2005. From June 2000 to June 2005, Mr. Clements was an officer of Toyota Motor Sales, USA, serving as Group Vice President and General Manager of Lexus USA. He was President of Toyota's Central Atlantic division from June 1991 to June 2000, and held a number of other senior sales management positions at Toyota. Earlier in his career, Mr. Clements worked with Ford Motor Co. for 15 years, progressing through a variety of sales and management positions in the Ford and Lincoln-Mercury divisions.

MICHAEL J. DURHAM (57) has served as a member of the Board since February 2003 and became the Company's Non-executive Chairman in January 2004. Mr. Durham has served on the Executive Committee since March 2004 and the Governance Committee since February 2005. In addition, Mr. Durham served as a member of the Audit Committee from February 2003 until July 2006, and as the Chair of the Governance Committee from April 2005 until May 2007. He is a consultant through his firm, Cognizant Associates, Inc., which he founded in August 2000. From July 1996 until October 1999, Mr. Durham served as President and Chief Executive Officer of Sabre, Inc. and as President from March 1995 to July 1996. Prior to joining Sabre, Inc., Mr. Durham spent sixteen years with AMR/American Airlines, serving as Senior Vice President and Treasurer of AMR and Senior Vice President of Finance and Chief Financial Officer of American Airlines. Mr. Durham serves as a director on the board, as a member of the Audit Committee and a member of the Compensation Committee of AGL Resources, Inc. He is the Non-executive Chairman of the board of Acxiom Corporation, a member of the board and a member of the Audit Committee of Hertz Global Holdings, and a member of the board, a member of the Finance Committee and a member and Chairman of the Audit Committee of NWA, Inc.

Current Class II Directors

The Class II directors are not standing for re-election at the upcoming annual meeting. Their terms expire in 2010.

THOMAS C. DeLOACH, JR. (60) has served as a member of the Board and a member of the Audit Committee since January 2007. He is a former executive of Mobil Corporation ("Mobil") and served in various positions at Mobil from July 1969 until March 2000. From 1998 to 2000, Mr. DeLoach was the president of Global Midstream. From 1994 to 1998, Mr. DeLoach served as the Chief Financial Officer of Mobil. From May 2000 to July 2002, Mr. DeLoach participated in the management of a NASCAR racing team primarily owned by Roger Penske. In September 2002, he formed PIT Instruction & Training, LLC, where he is a principal and a managing partner. In addition, since June 2005, Mr. DeLoach has served as a principal and a managing partner of Red Horse Racing II, LLC, a NASCAR Craftsman Truck Series race team. Mr. DeLoach is a member of the Board of Trustees, the Compensation Committee and the chair of the Audit Committee of Liberty Property Trust, a self-managed real estate investment trust.

PHILIP MARITZ (47) has served as a member of the Board and a member of and Chair of the Audit Committee since April 2002. He is the co-founder of Maritz, Wolff & Co., which manages the Hotel Equity Fund, a private equity investment fund that owns luxury hotels and resorts. In 1990, he founded Maritz Properties, a commercial real estate development and investment firm where he serves as President. He is also the Managing Director of Broadreach Capital Partners, a private equity real estate investment fund.

JOHN M. ROTH (49) has served as a member of the Board and the Compensation Committee and as Chair of the Executive Committee since 1996. In February 2005, Mr. Roth became a member of the Governance Committee. Mr. Roth joined Freeman Spogli & Co., Inc. in 1988, and became a General Partner in 1993. Mr. Roth was a member of Kidder, Peabody & Company, Inc.'s mergers and acquisitions group from 1984 to 1988. He is also a member of the board of Hhgregg, Inc.

JEFFREY I. WOOLEY (63) has served as a member of the Board since March 2003, as President and Chief Executive Officer of Asbury Automotive Tampa LLC, a wholly owned subsidiary of the Company ("Asbury Tampa") from September 1998 until February 2005 and as the Non-executive Chairman of Asbury Tampa since March 2005. Mr. Wooley has been in the automobile business for 41 years. He began his automotive career in 1965 and opened his first dealership in 1975. Prior to selling his dealerships to the Company in 1998, Mr. Wooley owned and operated nine franchises. He is a past President of the Pontiac National Dealer Council.

GOVERNANCE OF THE COMPANY

Independence of Directors

The Board has determined that the following nine of its eleven directors qualify as independent directors under the rules of the New York Stock Exchange (the "NYSE"): Ms. Clarke and Ms. James, and Messrs. Clements, DeLoach, Durham, Jordan, Katz, Maritz and Roth. The Board has adopted the categorical standards set forth below to assist it in making determinations of independence. These standards comply with the NYSE's categorical standards for director independence.

Any director who satisfies all of the following criteria shall be presumed to be an "independent" director:

- He or she has not been employed by, and none of his or her immediate family members* has been an executive officer of, the Company or its consolidated subsidiaries (together, the "Company") at any time within the three years preceding the date of this determination;

* An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home. Any such relationship arising by blood, marriage or adoption is included.

- He or she has not received, and none of his or her immediate family members has received, more than $100,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), at any time within the three years preceding the date of this determination;

- He or she has not been affiliated with or employed by, and none of his or her immediate family members has been affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company at any time within the three years preceding the date of this determination;

- He or she has not, and none of his or her immediate family members has, at any time within three years from the date of this determination, been employed as an executive officer of another company where any of the Company's present executive officers serve on that company's compensation committee; and

- He or she is not an executive officer or an employee, and none of his or her immediate family members is an executive officer of a company (other than a charitable organization) that, during the current fiscal year or last three completed fiscal years, made payments to, or received payments from, the Company for property or services in an amount that, in any single year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

The Board also reviews and affirmatively determines, based upon all relevant facts and circumstances, whether any director has a material relationship with the Company that would affect his or her independence, including any direct or indirect commercial, professional, charitable or familial relationships between the director or his or her immediate family members, on the one hand, and the Company or its executive officers, on the other hand.

A director cannot qualify as independent for Audit Committee purposes if the director, other than in his or her capacity as a member of the Audit Committee, the Board or any other Board committee:

- Accepts directly or indirectly any consulting, advisory or other compensatory fee from the Company. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company provided that such compensation is not contingent in any way on continued service; or

- Is an affiliated person of the Company.

In addition to satisfying the above-described independence criteria, in order to qualify as independent for Compensation Committee purposes, the director must also be deemed (i) a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act, and (ii) an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Rule 16b-3 defines "non-employee director" as a director who:

- is not currently an officer of, or is not otherwise currently employed by, the Company or a parent or subsidiary of the Company;

- does not receive compensation from the Company or a parent or subsidiary of the Company, for services rendered as a consultant or in any capacity other than as a director, except for an amount that does not exceed $120,000; and

- does not possess an interest in any other transaction with the Company for which disclosure would be required under the "Related Person Transactions" section of this proxy statement on page 40.

Section 162(m) of the Code and its corresponding regulation, Regulation 1.162-27, defines "outside director" as a director who:

- is not a current employee of the Company;
- is not a former employee of the Company receiving compensation for prior service (other than benefits under a tax-qualified retirement plan);
- has not been an officer of the Company; and
- receives no remuneration from the Company in any capacity other than as director.

The Board has affirmatively determined, by applying the categorical standards set forth above, that no independent director has any material relationship with the Company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company.

Nomination of Directors

The Governance Committee performs the nominating duties on behalf of the Board. The nominees for election at the annual meeting are all current directors and were originally recommended to the Board by various sources, including other directors, the Company's dealers, stockholders and a third-party executive search firm. In addition to these sources, new director candidates are identified by management or additional third-party executive search firms that may assist in identifying and evaluating potential nominees. Candidates are evaluated in light of the current composition of the Board, the operating requirements of the Company and the long-term interests of the stockholders. In performing this evaluation, the Governance Committee considers the diversity, age, skills and experience of the candidate, and other factors it deems appropriate, given the needs of the Board and the Company, to maintain a balance of knowledge, experience and capabilities. Qualified director nominees should possess an appropriate balance of the following qualities: high moral character and personal integrity, a high level of leadership or managerial experience, experience and knowledge relative to matters affecting the Company, the ability and willingness to contribute to the Board, the ability to exercise sound, independent business judgment, a long-term commitment to the interests of stockholders and growth of the Company, freedom from conflicts of interest, the ability to dedicate sufficient time, energy and attention to Board activities and the diligent performance of his or her duties, and reflect the diversity of the Company's stockholders, employees, customers and communities.

The Board will consider director candidates recommended by the Company's stockholders. In order to make such a nomination, the stockholder must (i) be a record holder of shares of common stock on the record date, (ii) be entitled to vote for the election of such director(s) and (iii) comply with the notice procedures set forth in the Company's bylaws. If you would like a copy of the Company's bylaws, please notify the Company at the address given on the first page of this proxy statement. The bylaws are also available on the Company's web site at *www.asburyauto.com* under "Investor Relations" at "Corporate Governance."

Notice of a stockholder's recommendation with regard to nominees for election to the Board must be delivered to, or mailed to and received by, the Secretary of the Company not later than 90 days or earlier than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders. If the annual meeting of the stockholders for which the recommendation is submitted is more than 30 days before or more than 60 days after the first anniversary of the preceding year's annual meeting of stockholders, such recommendation must be received by the Secretary of the Company not earlier than 120 days prior to the annual meeting and not later than 90 days prior to such annual meeting or the 10th day following the day on which public announcement of the annual meeting date is first made by the Company.

The stockholder's notice shall be signed by the stockholder of record who intends to recommend a nominee, and shall set forth:

(i) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and

(ii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on the Company's books, and of such beneficial owner, (B) the number of shares of the Company which are owned of record and beneficially by such stockholder and such beneficial owner, (C) a representation that such stockholder is entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person specified in the notice and (D) a representation whether the stockholder or beneficial owner, if any, intends or is part of a group that intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to elect the nominee and/or (y) otherwise to solicit proxies from stockholders in support of such nomination.

Communications with the Board

We have established procedures for stockholders and interested parties to communicate on a confidential basis directly with the Board, with our non-management directors, or with a particular director by sending written communications to Asbury Automotive Group, Inc., 622 Third Avenue, 37th Floor, New York, NY 10017, Attn: Board of Directors. All letters must identify the author and clearly state whether the intended recipients are all members of the Board or only certain specified individual directors. The General Counsel will make copies of all letters and circulate them to the directors addressed. If the author wishes the communication to be confidential, it must be clearly indicated on the envelope, and the General Counsel will then forward the communication, unopened, to the Chairman of the Board.

Committees of the Board

The Board has as standing committees an Audit Committee, a Compensation Committee, an Executive Committee and the Governance Committee. In 2006, the Board formed a Special Committee, which is not currently functioning.

Audit Committee

The members of the Audit Committee during 2007 were Messrs. Maritz (Chair), DeLoach, Katz and Ms. Clarke.

The Committee held 11 meetings in 2007. In accordance with the NYSE's rules, all members of the Audit Committee meet the independence requirements for Audit Committee members and are financially literate. Messrs. DeLoach and Katz are the Audit Committee financial experts. The charter of the Audit Committee is available on the Company's web site at *www.asburyauto.com* under "Investor Relations" at "Corporate Governance."

This Committee retains the auditing firm engaged each year as the Company's principal independent auditors, subject to shareholder ratification. With management and the independent auditors, the Committee reviews the financial statements, oversees the financial reporting process and assesses the adequacy of basic accounting services rendered to the Company. The Audit Committee's review of financial statements is more fully described below under the caption "Report of the Audit Committee," and its responsibilities are outlined in the Audit Committee Charter.

Compensation Committee

The members of the Compensation Committee during 2007 were Ms. Clarke (Chair) and Messrs. Clements and Roth. The Compensation Committee held nine meetings in 2007. Each member of the Compensation Committee is an independent director and meets the additional criteria to qualify for independence for Compensation Committee purposes. The charter of the Compensation Committee is available on the Company's web site at *www.asburyauto.com* under "Investor Relations" at "Corporate Governance."

This Committee establishes and reviews the general compensation philosophy for the Company with the input of management, recommends to the Board the compensation to be paid the President and Chief Executive Officer, reviews the recommendations of the Chief Executive Officer as to the appropriate compensation of the Company's corporate officers, has general supervisory power over, and has the power to grant awards under, the Company's 2002 Equity Incentive Plan, oversees other benefit plans and recommends to the Board the compensation to be paid to the directors. See "Compensation Discussion and Analysis" beginning on page 20 of this proxy statement for a discussion of the Company's compensation philosophy and how the Compensation Committee determines the compensation of the named executive officers.

Executive Committee

From January 2007 until May 2007, the members of the Executive Committee were Messrs. Roth (Chair), Clements, Durham and Gilman. With Mr. Gilman's resignation from the Board and as President and Chief Executive Officer of the Company on May 4, 2007, Mr. Oglesby was appointed to the Executive Committee on May 22, 2007. As a result, the members of the Executive Committee during the remainder of 2007 were Messrs. Roth (Chair), Clements, Durham and Oglesby. The Committee held two meetings in 2007.

The Executive Committee has exercised and may exercise all the authority of the Board when the Board is not in session, except that it does not have the authority to (a) approve or propose to stockholders actions required by the Delaware General Corporation Law to be approved by stockholders; (b) adopt, amend or repeal by-laws; (c) authorize distributions; (d) fill vacancies on the Board or any of its committees; (e) approve a plan of merger, consolidation or reorganization not requiring stockholder approval; (f) authorize or approve the reacquisition of shares, except according to a formula or method prescribed by the Board; or (g) authorize or approve the issuance or sale or contract for sale of shares or determine the designation and relative rights, preferences and limitations of a class or series of shares.

Governance and Nominating Committee

At the beginning of 2007, the members of the Governance Committee were Messrs. Durham (Chair) and Clements, and Ms. Clarke, all of whom are independent directors. Although the members of the Governance Committee remained the same during 2007, in May 2007, Mr. Durham resigned as chair of the Governance Committee and Mr. Clements was appointed the chair at that time. As a result, the composition of the Governance Committee for the remainder of 2007 was as follows: Messrs. Clements (Chair) and Durham, and Ms. Clarke. During 2007, the Governance Committee held eight formal meetings. The charter of the Governance Committee is available on the Company's web site at *www.asburyauto.com* under "Investor Relations" at "Corporate Governance."

The Governance Committee assumes the nominating and corporate governance duties on behalf of the Board. The Committee assists the Board by identifying qualified individuals to become directors and recommending the composition of the Board and its committees. It is also responsible for monitoring the process to assess the Board's effectiveness and developing and implementing the Company's corporate governance guidelines.

Directors' Fees; Attendance

Directors who are employees of the Company do not receive a retainer or fees for service on the Board or its committees. All other directors (the "non-management directors") receive the annual retainer and meeting fees described below, as well as annual equity grants of $70,000 in value of shares of restricted stock of the Company and the use of a motor vehicle.

During 2007, each non-management director, with the exception Mr. Durham, received an annual retainer of $35,000. As the Non-Executive Chairman of the Board, Mr. Durham received an annual retainer of $225,000. The Audit Committee chair was paid an additional annual retainer of $20,000, and the Compensation Committee, Executive Committee and Governance Committee chairs were each paid additional annual retainers of $10,000. In addition, the non-management directors received $2,000 for their attendance in person at meetings of the Board, the Audit Committee, Compensation Committee, Executive Committee and the Governance Committee. Fees for telephonic meetings were $1,000, except for Audit Committee telephonic meeting fees, which were $1,500. The Board and committee retainers are paid to the directors quarterly in advance; all other meeting fees are paid to the directors in arrears.

The following table shows compensation earned by the non-management directors for the 2007 fiscal year.

Name(1)	Fees Earned or Paid in Cash(2)	Stock Awards(3)	Option Awards(5)	All Other Compensation(6)	Total
Michael J. Durham	$262,000	$199,496	$11,976	$94,494	$567,966
Janet M. Clarke	$103,000	$ 39,846	$ 9,350	$22,060	$174,256
Dennis E. Clements	$ 84,000	$ 29,174(4)	$ 0	$17,521	$130,695
Thomas C. DeLoach, Jr.	$ 69,000	$ 23,338	$ 0	$34,882	$127,220
Juanita T. James	$ 12,750	$ 0	$ 0	$ 0	$ 12,750
Vernon E. Jordan, Jr.	$ 45,500	$ 39,846	$11,976	$58,288	$155,610
Eugene S. Katz	$ 69,000	$ 23,338	$ 0	$25,835	$118,173
Philip F. Maritz	$ 88,500	$ 39,846	$11,976	$33,457	$173,779
John Roth	$ 55,250	$ 23,338	$ 0	$ 1,687	$ 80,275
Ian K. Snow	$ 8,750	$ 0	$ 0	$ 5,662(7)	$ 14,412

(1) The directors referenced in this table were the Company's non-management directors who received compensation from the Company in 2007. The figure in this column for Ms. James reflects compensation for her activities on the Board from October 23, 2007, the date of her election to the Board.

(2) This column reports the amount of cash compensation earned in 2007 for Board and committee service. The figure in this column for Mr. Snow reflects the portion of the annual retainer paid to Mr. Snow for the first quarter of 2007. Mr. Snow resigned as a member of the Board on January 17, 2007.

(3) The figures in this column represent the dollar amount of compensation costs recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123R, for shares of restricted stock granted to each non-management director.

With the exception of Ms. James and Mr. Snow, the aggregate grant date fair value of the 2,595 shares of restricted stock granted to the other non-management directors on February 22, 2007, was $70,013. The aggregate grant date fair value of these shares of outstanding restricted stock is calculated in accordance with FAS 123R using the closing market price of the Company's common stock on the date of grant, which price was $26.98 per share.

On January 31, 2008, Ms. James received a grant of 935 shares of restricted stock as compensation earned in 2007 for her services on the Board beginning October 23, 2007. The aggregate grant date fair value of such restricted stock was $13,296 and was calculated in accordance with FAS 123R using the closing market price of the Company's common stock on the date of grant, which price was $14.22 per share.

As of December 31, 2007, each non-management director held the number of shares of restricted stock set forth beside his or her name: Michael J. Durham: 11,210; Janet M. Clarke: 4,262; Dennis E. Clements: 3,244; Thomas C. DeLoach, Jr.: 2,595; Juanita T. James: 0; Vernon E. Jordan, Jr.: 4,262; Eugene S. Katz: 2,595; Philip F. Maritz: 4,262; and John M. Roth: 2,595.

(4) Mr. Clements received an additional 649 shares of restricted stock on February 22, 2007, representing the pro-rated grant of restricted stock for his service on the Board for the last three months of 2006. The aggregate grant date fair value of these 649 shares of restricted stock was $17,510 and was calculated in accordance with FAS 123R using the closing market price of the Company's common stock on the date of grant, which price was $26.98 per share.

(5) Represents the dollar amount of compensation costs recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123R. The Company did not grant any options in 2007, and thus the figures in this column represent option awards granted in fiscal years prior to 2007.

As of December 31, 2007, the following non-management directors had the number of outstanding options set forth beside his or her name: Michael Durham: 10,000; Janet M. Clarke: 5,000; Vernon E. Jordan, Jr.: 5,001; and Philip F. Maritz: 18,000.

The aggregate grant date fair value of the outstanding options for these directors is as follows: Michael Durham: $59,567; Janet M. Clarke: $28,050; Vernon E. Jordan, Jr.: $29,212; and Philip F. Maritz: $115,641. The aggregate grant date fair value of these options was calculated in accordance with 123R using the Black Scholes option valuation model.

(6) The figures in this column represent the incremental cost to the Company for the respective use of the vehicle received by the non-management directors, except Mr. Roth who does not have the use of a vehicle from the Company. The Company calculates incremental costs of personal use vehicles as all direct costs (e.g., the cost of shipping the vehicle to the director and taxes). In addition, the Company includes the difference between the Company's cost for the vehicle and the ultimate sale price or the anticipated sale price, pro rated for the amount of time the director had possession of the vehicle during the fiscal year, plus an estimate of lost interest income calculated as the Company's initial cash outlay for the vehicle multiplied by the Company's weighted average interest rate on invested cash. The Company does not estimate lost margin on an ultimate sale of the vehicle.

The figures in this column also represent (i) two quarterly dividend payments of $0.20 per share and (ii) two quarterly dividend payments of $0.225 per share for the 2007 fiscal year. As of December 31, 2007, the following non-management directors received the dollar amount of dividend payments set forth beside his or her name: Michael J. Durham: $10,406; Janet M. Clarke: $2,937; Dennis E. Clements: $2,109; Thomas C. DeLoach, Jr.: $1,687; Juanita T. James: $ 0; Vernon E. Jordan, Jr.: $2,937; Eugene S. Katz: $1,687; Philip F. Maritz: $2,937; and John M. Roth: $1,687.

(7) Represents the incremental cost to the Company of the use of a vehicle from the Company.

During 2007, there were ten meetings of the Board. Each director attended at least 75% of the total meetings of the Board and committees on which he or she served. In accordance with the NYSE's rules, the non-management directors held eight executive sessions during 2007. Mr. Durham presides over such executive sessions.

The Company does not have a policy with regard to the attendance of the members of its Board at annual meetings. At the time of the Company's 2007 Annual Meeting of Stockholders, the Board was composed of eleven members. All of the then-current members of the Board attended such meeting in person.

Code of Business Conduct and Ethics

In accordance with the NYSE's rules and the rules and regulations adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the Board has adopted Corporate Governance Guidelines and a Code of Business Conduct and Ethics applicable to all directors, officers and employees. These documents are available on the Company's web site at *www.asburyauto.com* under "Investor Relations" at "Corporate Governance."

The Company will provide you with copies of the above-mentioned documents as well as our Audit Committee, Compensation Committee, Executive Committee and Governance Committee charters, free of charge, if you call or submit a request in writing to Investor Relations, Asbury Automotive Group, Inc., 622 Third Avenue, 37th Floor, New York, New York 10017.

CORPORATE OFFICERS

Listed below is information regarding the Company's corporate officers as of March 20, 2007. Corporate officers are elected by and serve at the discretion of the Board.

Name	Age	Position
Charles R. Oglesby*	61	President and Chief Executive Officer
J. Gordon Smith*	53	Senior Vice President and Chief Financial Officer
Lynne A. Burgess*	58	Vice President, General Counsel and Secretary
Philip R. Johnson*	59	Vice President of Human Resources
Brett A. Hutchinson*	36	Vice President and Controller
Ronald J. Avallone	49	Vice President of Internal Audit and SOX Compliance
Kenneth E. Jackson	49	Vice President of Regional Human Resources
Hunter C. Johnson	46	Vice President and Treasurer
George C. Karolis	33	Vice President of Corporate Development
Allen T. Levenson	45	Vice President of Sales and Marketing
Matthew J. Mees	50	Vice President of Manufacturer Relations
Charles A. Robinson, IV	56	Vice President of Finance and Insurance
John M. Rooks	62	Vice President of Risk Management
John C. Stamm	51	Vice President of Operations
Keith R. Style	34	Vice President of Finance and Investor Relations

* Denotes named executive officer

Set forth below is a brief description of the business experience of the Company's corporate officers for at least the past five years.

CHARLES R. OGLESBY Please see Mr. Oglesby's biographical information under "ELECTION OF DIRECTORS" above.

J. GORDON SMITH has served as the Senior Vice President and Chief Financial Officer since September 2003. He joined the Company following over 26 years with General Electric Company ("GE"). During his last twelve years at GE, he served as Chief Financial Officer for three of GE's commercial finance businesses: Corporate Financial Services, Commercial Equipment Finance and Capital Markets.

LYNNE A. BURGESS has served as the Vice President and General Counsel since September 2002, and as Secretary since February 2005. From July 2001 to September 2002, Ms. Burgess served as General Counsel and Secretary to the Governance Committee of Oliver, Wyman & Company, LLC, a strategy-consulting firm to the financial services industry. Prior to joining Oliver, Wyman & Company, Ms. Burgess was Senior Vice President and General Counsel of Entex Information Services, Inc., a national personal computer systems integrator, from May 1994 until June 2000.

PHILIP R. JOHNSON has served as the Vice President of Human Resources since June 2000. Mr. Johnson has over 30 years of experience in human resources, holding top human resources positions in large national and regional retail companies. He operated his own human resources consulting practice from 1998 to 2000. From 1994 to 1998 he served as Senior Vice President of Human Resources at Entex Information Services, Inc., a national personal computer systems integrator.

BRETT A. HUTCHINSON has served as the Vice President and Controller since February 2004. Mr. Hutchinson held various positions in the finance department since joining the Company in April 1999, including serving as Corporate Controller from September 2002 until February 2004. Prior to joining the Company, Mr. Hutchinson worked for five years at Arthur Andersen in New York City and Columbus, Ohio and is a certified public accountant.

RONALD J. AVALLONE has served as Vice President of Internal Audit and SOX Compliance responsible for Internal Auditing and Sarbanes-Oxley reporting since August 2006 and was the Director of Internal Audit and SOX Compliance from August 2003 to August 2006. Prior to joining the Company in 2003, Mr. Avallone worked for 23 years for Chevron Texaco primarily in the corporate accounting and financial reporting office.

KENNETH E. JACKSON has served as the Vice President of Regional Human Resources since April 2005 and as the Director of Human Resources since June 2001. Prior to joining the Company, Mr. Jackson held Human Resources management positions with NIKE, Inc. and Robinson-May Stores, a division of May Department Stores.

HUNTER C. JOHNSON has served as the Vice President and Treasurer since April 2005, and as the Company's Treasurer since May 2003. Mr. Johnson joined the Company following fourteen years with DaimlerChrysler where he worked in a variety of positions, primarily within the finance staff at Chrysler and Chrysler Financial Corporation and in the Office of the Chairman of DaimlerChrysler Services in Berlin.

GEORGE C. KAROLIS has served as the Vice President of Corporate Development since February 2004. In March 2007, he assumed responsibility for the Company's real estate activities and currently serves as the Vice President of Corporate Development and Real Estate. Since joining the Company in April 2000, Mr. Karolis has held a number of positions in the finance department, including Director of Financial Operations and Director of Corporate Development. Prior to joining the Company, Mr. Karolis worked for four years at Arthur Andersen in its transaction advisory services group in New York City.

ALLEN T. LEVENSON has served as the Vice President of Sales and Marketing since March 2001. Prior to joining the Company, Mr. Levenson had over 20 years of experience in senior roles with leading retailers and management consulting firms including McKinsey & Company and Bain & Company. From July 1999 to February 2001, Mr. Levenson co-founded and served as President and Chief Executive Officer of Gazelle.com, a business-to-consumer e-commerce company.

MATTHEW J. MEES has served as the Vice President of Manufacturer Relations since August 2006, and was the Director of Manufacturer Relations from June 2002 to August 2006. Mr. Mees joined the Company following a seventeen-year career with DaimlerChrysler, where he worked in its field organization holding various management and executive positions with responsibilities in Sales, Service, Parts and Marketing.

CHARLES A. ROBINSON, IV has served as the Vice President of Finance and Insurance since August 2004. Mr. Robinson joined the Company following 24 years of service with AON Corp. ("AON"). During Mr. Robinson's last two years at AON, he served as the President and Chief Executive Officer of Resource Dealer Group, a division of AON that distributes insurance products to the automotive retail industry. Prior to joining AON, Mr. Robinson spent eight years in the automotive retail industry where he served as the General Manager and a Sales Manager of two Ford dealerships in Milton and Braintree, Massachusetts.

JOHN M. ROOKS has served as the Vice President of Risk Management since April 2005 and as the Director of Risk Management since January 1999. Prior to joining Asbury, Mr. Rooks was Vice President of Risk Management and Human Resources for Coggin Automotive Group. Prior to joining the Company, Mr. Rooks served 29 years in the insurance industry in various capacities including as a broker and as a risk manager for Lynch Management Company, a large automotive dealer, and with Traveler's Insurance Company as underwriting and marketing manager.

JOHN C. STAMM has served as the Vice President of Operations since November 2005. Mr. Stamm joined the Company in June 2000 and has previously served as Vice President of Dealer Development, Vice President of Fixed Operations and Director of Fixed Operations. Mr. Stamm served as the Director of Fixed Operations for Coughlin Automotive in Newark, Ohio from September 1999 to June 2000. From October 1996 to

June 1999, he served as the Vice President and General Manager of McCuen Management Corporation in Westerville, Ohio. Prior to October 1996, Mr. Stamm was employed for fourteen years at Automanage Inc., a large automotive retailer, where he held various corporate and dealership executive positions, including General Manager of five of Automanage's dealerships.

KEITH R. STYLE has served as the Vice President of Finance since August 2006. In June 2007, he assumed responsibility for the Company's investor relations activities and currently serves as Vice President of Finance and Investor Relations. Since joining the Company in 2003, Mr. Style has served in various positions, including the Vice President of Financial Planning & Analysis, Director of Budgeting & Forecasting and Assistant Controller. Prior to joining the Company, Mr. Style worked at Sirius Satellite Radio, Inc., a leading satellite radio entertainment provider, where he served in the planning and controllership functions for more than five years. Mr. Style began his career with Arthur Andersen LLP and is a certified public accountant.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than ten percent of the Company's common stock, to file reports of ownership and changes in ownership of such securities with the SEC.

Based solely upon a review of the copies of the filings furnished to the Company or prepared by the Company on behalf of such Section 16 filers, or written representations that no Forms 5 were required, we believe that these filers have complied with all Section 16(a) filing requirements during 2007.

COMPENSATION DISCUSSION AND ANALYSIS

As of the date of this proxy statement, we have been a public company for just over six years and have been in operation for approximately eleven years. From a mere conception eleven years ago, we have grown to become one of the largest automotive retailers in the U.S. Our compensation philosophy reflects the evolving needs of a young, growing organization.

The Compensation Committee (also referred to in this Compensation Discussion and Analysis section of the proxy statement (the "CD&A") as the "Committee") is charged with various duties concerning the compensation of our corporate officers and directors, including the determination of our compensation philosophy. Its primary functions as a committee are to (i) determine and recommend to the Board the compensation of the Chief Executive Officer (also referred to as the "CEO"), (ii) approve the compensation of the other named executive officers, and (iii) establish and periodically review, with the help of our named executive officers, a general compensation philosophy for the Company. For a more detailed discussion of the Compensation Committee's function and composition, see "Governance of the Company—Committees of the Board—Compensation Committee" on page 13 of this proxy statement, and the charter of the Compensation Committee, which is available on our web site at *www. asburyauto.com* under "Investor Relations" at "Corporate Governance."

We recognize that fostering an entrepreneurial spirit among our executives is essential to our success, especially as it pertains to the success of our dealerships. Accordingly, our compensation programs are designed to encourage our executive officers to operate like owners who not only have an equity stake in the business, but also have a personal commitment to the business' development and longevity. We encourage our executive officers to manage the business in a way that preserves local decision-making, especially concerning those decisions that directly affect our customers, while leveraging infrastructure activities for maximum efficiency and effectiveness.

Using our compensation programs, we endeavor to create an environment that encourages and rewards:

- the attainment of our annual and long-term financial goals;
- alignment with our shareholders' interests;
- the development of each of our revenue sources: new cars, used cars, finance and insurance, and parts and service;
- the application of corporate and regional resources to support the growth and profitability of our dealerships; and
- the retention of our executive officers.

In November 2006, the Committee retained Frederic W. Cook & Co. ("Frederic Cook") to assist the Committee in executing its responsibilities in 2007. The Committee asked Frederic Cook to complete several projects. These projects included:

- the development of a peer group to be used by the Committee to help it understand competitive compensation and compensation practices for named executives and directors;
    - in January 2007, the Committee adopted a 15 company peer group, the members of which are detailed in the "Elements of Compensation" section below.
- the development of a written compensation philosophy, which was adopted on July 24, 2007;
    - this philosophy creates general guidelines for the approach the Committee will use in making its decisions related to the compensation of the named executive officers.
- a competitive analysis of total executive compensation (including that of the named executive officers) using the proxy disclosures of the peer group adopted by the Committee as well as general industry compensation surveys, including an evaluation of our annual and long term incentive plans.

- this study was presented to the Committee at its meeting on February 21, 2007 and served as the Committee's guide for decisions concerning base salary increases and restricted stock grants for certain of the named executive officers in May 2007.
- this project also helped the Committee understand how our incentive plan designs compared to the general practices of similar companies.
- the Committee decided not to adopt a formal total compensation policy with pre-established levels of compensation in comparison to its peers, or a specific formula for allocating compensation between each element.

Elements of Compensation

With respect to compensation paid to the named executive officers in 2007, each such officer received compensation composed of the following four elements: (i) base salary; (ii) benefits and perquisites; (iii) an annual cash bonus; and (iv) an equity grant under the Company's long-term equity incentive plan.

The base salary of each named executive officer was established at the point of his or her hire or promotion, taking into account the executive's experience, skills, level in the organization and scope of responsibilities. Increases in base salary for the named executive officers (other than for the CEO), are recommended to the Committee by the CEO. For a further discussion of the 2007 salary increases for the named executive officers, please see the discussion under "Base Salaries" below.

The named executive officers are eligible to participate in benefit plans that are of the same design and cost for other employees in our corporate office. Furthermore, each named executive officer receives an auto allowance. In addition, Kenneth B. Gilman, our former Chief Executive Officer, and Charles R. Oglesby, our current Chief Executive Officer, were granted additional perquisites. For a further discussion of the benefits and perquisites provided to our named executive officers, see the discussion under "Benefits and Perquisites" on page 23, and in the footnotes to the Summary Compensation Table on pages 30 and 31, below. We do not provide a defined benefit or a supplemental retirement plan for the named executive officers or other employees, and our Wealth Accumulation Plan, which is a deferred compensation plan, does not include a company-funded match for the named executive officers.

The 2007 annual cash bonus paid to the named executive officers was based entirely on a pre-established net income before taxes ("NIBT") metric, as the Committee believes this is the best measure of the Company's performance. Prior to 2007, for named executive officers (excluding the CEO whose bonus is based 100% upon NIBT), the annual bonus plan included a subjective bonus element for personal performance. This personal performance element was 25% of the targeted annual bonus. For 2007, the Committee decided that since the CEO and our corporate executives are ultimately responsible for the overall financial performance of the Company, the annual bonus for all named executive officers and other corporate executives should be determined in the same manner as that of the CEO. For further discussion of the 2007 annual cash bonus plan please see the discussion under "Annual Cash Bonus Plan" below.

The 2007 equity grants in the form of performance units were issued to the named executive officers pursuant to the Company's 2002 Equity Incentive Plan, which is referred to as our long-term equity incentive plan in this CD&A. The performance unit grant contained performance goals relating to income from continuing operations and the performance of each of our four revenue sources: (i) new vehicle revenue growth vs. peers; (ii) used vehicle revenue growth vs. peers; (iii) finance and insurance revenue growth; and (iv) fixed operations (parts ands service) gross profit. The Committee believes that performance units provide an incentive for management to build long-term value in our stock for our stockholders and to align executives' and stockholders' interests. For further discussion of the grants issued to the named executive officers under the long-term equity incentive plan in 2007, please see the discussion under "Equity-Based Compensation" below.

The Committee adopted a peer group as one point of reference to evaluate executive compensation. The peer group used by the Committee consists of the following 15 companies (the "Peer Group"):

- five similarly-sized public automotive retailers: Carmax Inc., Group One Automotive, Inc., Lithia Motors Inc., Penske Automotive Group, Inc. and Sonic Automotive Inc.;
- five specialty automotive retailers that are of similar size: Advanced Auto Parts Inc., AutoZone, CSK Auto, Inc., O'Reilly Automotive, Inc. and Pep Boys; and
- five specialty retailers that are of similar size: Barnes and Noble, BJ's Wholesale Club, Borders Booksellers, Dick's Sporting Goods, and Office Max.

The Committee has not adopted a pre-established target for total compensation or for each element of compensation. Instead, the Committee considers the competitive median levels using the proxy statement disclosures of the Peer Group as an important point of reference. In cases in which proxy statement data from the Peer Group does not provide appropriate matches to the positions held by the Company's named executive officers, the Committee considers the competitive median of general compensation survey data provided by Frederic Cook as a point of reference. When setting targeted compensation levels, the Committee uses its judgment in considering competitive data and an executive's performance, potential for promotion and level of experience. By using performance-based equity plans and bonus plans, the Committee expects that when our performance exceeds targeted performance levels, total compensation for the named executive officers may be above competitive median levels.

Management Changes in 2007

On February 15, 2007, Mr. Gilman, the Company's Chief Executive Officer since December 2001, announced his retirement from the Company, effective May 4, 2007. The Board named Charles R. Oglesby, who was the Company's Senior Vice President and Chief Operating Officer, to replace him. In setting the targeted compensation for Mr. Oglesby, the Committee evaluated the Peer Group and general survey data provided by Frederic Cook to establish each element of compensation for Mr. Oglesby.

Base Salaries

The Company believes that variable pay is an important motivator for its executive officers. Payments under the annual cash bonus plan and the long-term equity incentive plan are dependent upon the Company's performance. Accordingly, the base salary provides a guaranteed income to each executive. In 2007, base salary decisions for the named executive officers were made in the second quarter Committee meeting, while annual cash bonus and equity grant decisions were made in the first quarter. Beginning in 2008, base salary changes for named executive officers will be made at the same time as equity and annual bonus decisions, at the first quarter Committee meeting. The Committee believes this timing will improve the total cash and equity compensation review process.

The Company's philosophy related to base salaries is as follows:

- to provide base pay related to the individual's level of responsibility, talent, and experience;
- to provide financial stability;
- to provide salaries that are market competitive; and
- to promote retention of high performers and high potential executives.

The base salary of each named executive officer was established at the point of his or her hire or promotion. In setting base salary, the Committee takes into account the executive's experience, skills, level in the organization and scope of responsibilities. In 2007, Mr. Oglesby received two base salary increases. On January 1, 2007, he was granted a $75,000 increase in connection with his promotion to Chief Operating Officer of the Company. On May 4, 2007, at the time of his promotion to President and Chief Executive Officer of the Company, his base salary was increased by $125,000, to $825,000.

As our CEO, in May 2007, Mr. Oglesby recommended to the Committee adjustments to base salaries for the other named executive officers. The 2007 base salary increases for the named executive officers reflect both merit pay changes as well as adjustments to the base salaries based upon the Committee's judgment in light of the competitive market salary information provided by Frederic Cook. The 2007 base salary increase for Mr. Smith was part of a restructuring of his base and bonus compensation which is further described in the footnote to the Base Salary table in this section and the Annual Cash Bonus Plan section of this CD&A. The 2007 base salary increases for Ms. Burgess and Mr. Johnson, as detailed in the chart and footnotes, were larger than the Company's 2007 3.9% merit budget for the corporate office. The Committee believed these increases were warranted due to competitive market data and in light of the smaller increases given to them in 2006, which amounted to a 1.5% increase to their then respective base salaries. In 2007, Mr. Hutchinson received a 10% increase in his base salary which increase included a merit increase as well as a market adjustment.

The base salaries for the named executive officers as of December 31, 2007, are as follows:

Named Executive Officer	Title	May 2007 Salary Increase	Base Salary
Charles R. Oglesby	President & CEO	$125,000(1)	$825,000
Kenneth B. Gilman	Former President & CEO	$ 0(2)	$776,250
J. Gordon Smith	SVP & CFO	$100,000(3)	$650,000
Lynne A. Burgess	VP, General Counsel & Secretary	$ 30,000	$365,000(4)
Philip R. Johnson	VP Human Resources	$ 15,000	$350,000(5)
Brett A. Hutchinson	VP Controller	$ 25,000	$275,000(6)

(1) Mr. Oglesby received a base salary increase of $75,000, effective January 1, 2007, in connection with his promotion from Regional CEO of the Company's South Region to Senior Vice President and Chief Operating Officer of the Company. He received an additional base salary increase of $125,000, effective May 4, 2007, in connection with his promotion from Senior Vice President and Chief Operating Officer of the Company, to his current position as President and CEO.

(2) Mr. Gilman was the Company's CEO during 2007 until his retirement on May 4, 2007.

(3) Mr. Smith's increase in base salary was part of a restructuring of his cash compensation which included a reduction in his target bonus percentage from 70% to 60% of his base salary. In 2007, Mr. Smith's total targeted base salary plus bonus increased 11.2% from $935,000 to $1,040,000.

(4) Ms. Burgess received an increase in base salary of 9%.

(5) Mr. Johnson received an increase in base salary of 4.5%.

(6) Mr. Hutchinson received an increase in base salary of 10%.

Benefits and Perquisites

Our philosophy related to the benefits and perquisites offered to the named executive officers is as follows:

- to allow executives to address their basic security needs;
- to be competitive in the markets where we compete for executive talent;
- to avoid materially different approaches to benefits offered among our executive and non-executive employees;
- to be cost effective through shared expense with executives; and
- to provide perquisites where they are job-related and market-driven.

The benefits offered to the named executive officers include medical, dental, life and disability insurance, as well as participation in our 401(k) plan which plan includes a company match component. The participation of the named executive officers in each of these plans is offered under the same terms and at the same cost as other employees who are employed in our corporate office.

In the automotive retailing industry, senior executives typically have the use of one or more demonstrator automobiles from a company's inventory of new vehicles. Executives use these vehicles for business and personal travel. Since our corporate office is not located near any of our dealerships, providing demonstrator automobiles to the named executive officers is impractical. To provide a similar benefit, we provide the named executive officers with a cash car allowance. Mr. Oglesby receives $2,000 per month, Mr. Gilman received $1,500 per month, and the other named executive officers receive $800 per month as a car allowance. In addition, Mr. Gilman received certain perquisites in the form of tax gross-ups and expense reimbursements, and we paid for, among other things, a New York City apartment for Mr. Oglesby's use, his living expenses in New York and his commuting expenses between New York City and Atlanta, Georgia, where he lives and has an additional office. These additional perquisites for Messrs. Gilman and Oglesby are detailed in the Summary Compensation Table on page 30 of this proxy statement.

Annual Cash Bonus Plan

The Committee believes that a significant portion of each executive's total compensation should be "at risk." There were no minimum or guaranteed payments in our annual cash bonus program in 2007. The Committee also believes that management is motivated by the opportunity to earn incremental compensation and that it will, through effective management, innovative thinking, and the implementation of cost saving measures, strive to enable the Company to exceed specified targets. As such, our annual cash bonus program is not limited by a maximum payout.

The annual bonus plan was designed around the following goals in 2007:

- to reinforce the optimization of annual operating results;
- to align management with our stockholders;
- to provide market competitive cash compensation when our targeted performance objectives are met;
- to pay incremental incentive when operating results exceed budget; and
- to encourage internal alignment and teamwork.

The annual cash bonus plan is based upon our NIBT for the fiscal year. We use this metric because we believe that NIBT is the best overall measure of our annual performance. During the first quarter of 2007, the Committee established three NIBT bonus levels: (i) a "threshold" level, below which no bonus would be paid; (ii) a "target" level; and (iii) a "stretch" level. The target NIBT bonus level was set at our internal budget. The Committee used its discretion to set the threshold and stretch NIBT bonus levels. The Committee also specified certain extraordinary items that may be excluded from the final bonus calculation (e.g., expenses associated with extraordinary transactions such as equity and debt offerings). If our actual NIBT figure for a given year falls between the three NIBT bonus levels, the bonus payout is calculated by interpolation. If our actual NIBT figure for a given year exceeds the stretch NIBT bonus level, the bonus payout is calculated by extrapolation. As described below, the target bonus percentage established for each named executive officer varies depending on the executive's position in the organization and the executive's responsibility for functions that directly contribute to the Company's profitability.

Effective January 1, 2007, with his promotion to Senior Vice President and Chief Operating Officer, Mr. Oglesby joined the Company's corporate office bonus plan. His annual target bonus was set by the Committee at 90% of his current base salary. On May 4, 2007, when Mr. Oglesby was promoted to President and CEO, the

Committee increased his target annual bonus to 100% of his base salary. Mr. Oglesby's bonus for 2007 was calculated using the 100% target bonus and his annualized base salary of $825,000, which was in effect as of December 31, 2007.

In 2007, the Committee restructured Mr. Smith's total targeted compensation. As a result, his total targeted cash compensation increased by 11.2%, assuming the NIBT bonus target level was met. The Committee increased his base salary by 18.1% and reduced his target bonus from 70% in 2006 to 60% in 2007. The Committee believes that the overall level of cash compensation is appropriate in view of his experience, responsibility, and the competitive data used by the Committee. Since Mr. Smith, as the Company's Chief Financial Officer, is ultimately responsible for ensuring the accurate financial reporting of the Company, the Committee also concluded that a higher base salary and a smaller target bonus compensation arrangement are more appropriate for someone in his position.

In 2007, the Committee established a target annual bonus equal to 40% of annual base salary for Ms. Burgess and Messrs. Johnson and Hutchinson. The Committee believes that this target bonus percentage is appropriate for these named executive officers in light of their respective positions, skills, and experience, as well as the degree of responsibility assumed by Company executives at the Vice President level for aspects of the organization that impact the Company's financial performance.

The percentage of base salary payable to each named executive officer at each NIBT bonus level for the 2007 fiscal year is as follows:

Named Executive Officer	Title	Threshold(1) $99mm	Target(1) $116.6mm	Stretch(1) $128mm	Actual $111.9mm	Actual $
Charles R. Oglesby	President & CEO	20%	100%	200%	79%	$651,750
Kenneth B. Gilman	Former President & CEO	20%	100%	20%(2)	N/A	N/A
J. Gordon Smith	SVP & CFO	12%	60%(3)	120%	47.4%	$308,100
Lynne A. Burgess	VP, General Counsel & Secretary	8%	40%	80%	31.6%	$115,340
Philip R. Johnson	VP Human Resources	8%	40%	80%	31.6%	$110,600
Brett A. Hutchinson	VP Controller	8%	40%	80%	31.6%	$ 86,900

(1) The figures in this table represent the NIBT bonus levels set for the named executive officers (other than the CEO) by the Committee, upon the recommendation of the CEO. The CEO's bonus levels are set in accordance with the terms of his employment agreement.

(2) Pursuant to the terms of Mr. Gilman's employment agreement, he did not receive a 2007 bonus payment upon his retirement on May 4, 2007.

(3) Mr. Smith's target bonus percentage was reduced from 70% in 2006 to 60% in 2007. Mr. Smith's total base salary plus targeted bonus increased 11.2% from $935,000 to $1,040,000.

For 2007, the target NIBT bonus level was set at $116,600,000. The threshold NIBT bonus level was set at $99,000,000, or 85% of the target level. The stretch NIBT bonus level was set at $128,000,000, or 110% of the target level. After the Committee excluded from the final 2007 NIBT bonus calculation our expenses relating to the redemption of certain of our bonds, secondary offerings related to the sale of shares by our former controlling shareholders, and severance payments, and included the gain from an improvement in our tax rate, our actual 2007 NIBT for purposes of the annual cash bonus plan was $111,903,179 or 96% of the target amount. Therefore, the annual cash bonus awards for the named executive officers were paid out at a rate of 79% of the targeted amount. These amounts are reflected in the Summary Compensation Table on page 30 of this proxy statement.

Equity-Based Compensation

Our long-term equity plan supports the following several key compensation objectives:

- to balance the short-term orientation of other compensation elements;
- to focus executives on the achievement of long-term results;
- to support the growth and profitability of each revenue source;
- to allow key executives to accumulate retirement assets; and
- to retain key management talent.

The Committee did not use a specific formula for allocating equity-based compensation as a part of total compensation. Instead, each individual's position and responsibility was evaluated, and the Committee determined the appropriate level of long-term compensation for the fiscal year.

For the years 2002, 2003 and 2004, the equity compensation for the named executive officers was composed of annual grants of non-qualified stock options with three-year proportionate vesting and a ten-year term. The vesting schedule was established to balance the retention value of unvested options with the motivation of potential gains from options that have vested. The number of options granted to each executive was based upon the scope of his or her responsibilities.

The Committee discontinued the issuance of options to management in fiscal year 2005 and approved a new performance unit plan. Under this plan, each executive is awarded a target number of performance units, a percentage of which will be converted into shares of our stock at the end of a three-year period. The number of shares awarded is dependent upon the Company's performance during that period and may be zero. In order to be eligible to convert performance units into equity, the executive must be an employee of the Company when the shares are issued. Because the performance unit plan requires the recipient of the performance units to both meet performance goals and remain employed until shares are issued, the Committee believes that the performance unit plan is more effective than the prior stock options plan in aligning the interests of management and shareholders and in promoting retention.

In establishing the target number of performance units granted to an executive, the Committee took into account the prevailing market price of our stock at the time of the grant and considered (i) the executive's level in the Company and (ii) the degree of responsibility for functions that most directly contributed to our profitability.

The percentage of the target number of performance units that will be converted into equity at the end of the three-year performance period depends upon how our performance during that period compares with the performance objectives the Committee established at the time of the performance unit grant. These performance objectives were based upon our total shareholder return model, which targets a 12% to 15% (including dividends) annual shareholder return. The shareholder return model was composed of performance goals for income from continuing operations growth and the performance of each of the Company's four revenue sources: (i) new vehicle revenue growth vs. peers; (ii) used vehicle revenue growth vs. peers; (iii) finance and insurance revenue growth; and (iv) fixed operations (parts ands service) gross profit. Our performance will be scored on a point system for each of the three years and for the full three-year period to determine the final share award. The total number of points earned will determine the final number of shares awarded to the executive. If we attain the target performance goal, 100% of the target number of performance units will be converted into the same number of shares of the Company's common stock. If our performance exceeds (or falls below) the target performance goal, the percentage of the target number of performance units that will be converted into equity may exceed (or fall below) 100% of the target number of performance units. For the current outstanding performance unit grants, the total potential equity award ranges from 0% to 180% of the target number of performance units.

Except in the event of a change in control and in the event of the retirement of Mr. Oglesby, there is no provision for partial or accelerated payout to executives who are not employed when the shares are issued.

Dividends are an important part of our total shareholder return. We believe that performance unit holders and holders of restricted shares should benefit from dividends. Dividends on performance units granted in 2006 and subsequent years will be accrued and paid in cash when and if shares are issued. An executive who is not employed on the date that shares are issued will forfeit the right to receive payment for dividends. Dividends are paid quarterly on unvested restricted shares.

As the Committee considered the elimination of time-vested options in favor of performance units, we elected to make no equity grants during the calendar year 2005. However, recognizing that no option awards were granted in 2005, the Committee approved a performance unit grant in January 2006 covering the 2005 to 2007 performance period. A subsequent grant covering the 2006 to 2008 performance period was made in October 2006. Because these grants were not issued within the first 90 days of their respective calendar years, neither grant will qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"). We made the 2007 performance unit grant within the first quarter of 2007 to comply with Section 162(m).

In February 2007, the Committee awarded Mr. Johnson and Ms. Burgess a larger number of performance units than the number they received in 2006 in order to make that portion of their respective equity compensation package market competitive. Messrs. Oglesby, Smith and Hutchinson were also granted performance units at the same time that Mr. Johnson and Ms. Burgess received their respective grants of such units. In addition to the performance units granted in February 2007, in May 2007, (i) Mr. Oglesby received a grant of restricted stock as part of the compensation package negotiated under his employment agreement; and (ii) Messrs. Smith and Hutchinson each received a grant of restricted stock in order to make that portion of their respective equity compensation package market competitive. These grants of shares of restricted stock feature three-year proportionate vesting beginning on the first anniversary of such grant and include the right to receive quarterly dividend payments prior to vesting. The Committee decided that the equity compensation portion of certain of the named executive officers' respective compensation packages should include a blend of restricted stock and performance units, as the non-performance based restricted stock complements and balances the performance units and enhances retention.

The target number of performance units and restricted shares granted to each executive for the 2007 fiscal year is detailed below:

Named Executive Officer	Title	Performance Units Granted	Restricted Stock Granted
Charles R. Oglesby	President & CEO	30,000	20,000
Kenneth B. Gilman	Former President & CEO	0	0
J. Gordon Smith	SVP & CFO	20,000	10,000
Lynne A. Burgess	VP, General Counsel & Secretary	15,000	0
Philip R. Johnson	VP Human Resources	10,000	0
Brett A. Hutchinson	VP Controller	5,000	2,500

On January 30, 2008, the Committee authorized the payment of shares related to the performance unit grants issued in January 2006 for the 2005 to 2007 performance period. These performance unit grants were exchanged for shares of our common stock pursuant to the terms of the 2002 Equity Incentive Plan and the 2005 performance unit grant document. For the purposes of the point system under the 2005 performance unit program, a total of 15 points (out of a maximum of 18 points available) were earned based on the Company's degree of achievement of the five performance elements during the three-year performance period. The 15 points earned corresponded to a payout level of 125%, which entitled the named executive officers to receive 125% of the targeted number of shares.

The actual number of points earned for each performance element for the 2005 to 2007 performance period is detailed in the table below.

	Income from Continuing Operations	New Vehicles	Used Vehicles	F&I	Fixed Operations	Total
Maximum Points Available	4.5	3	3	3	4.5	18
Points Achieved	4.5	2	1	3	4.5	15

The number of shares issued to each named executive officer resulting from their grant of performance units for the 2005 to 2007 performance period is detailed in the table below.

Named Executive Officer	Title	Target number of Performance Units Granted	Asbury Shares Earned	Net Asbury Shares Issued(1)
Charles R. Oglesby	President & CEO	20,000	25,000	16,871
J. Gordon Smith	SVP & CFO	20,000	25,000	16,427
Lynne A. Burgess	VP, General Counsel & Secretary	5,000	6,250	3,859
Philip R. Johnson	VP Human Resources	5,000	6,250	3,855
Brett A. Hutchinson	VP Controller	2,000	2,500	1,399

(1) To facilitate the appropriate withholding for the purposes of paying income taxes, the Company elected to reduce the number of shares issued to each named executive officer in the amount necessary to satisfy the tax withholding requirements.

Severance and Change in Control Agreements

Each of our named executive officers has either an employment agreement or a severance agreement. These agreements provide for certain benefits in the event of involuntary termination without cause and additional benefits in the event of a change in control. In addition, each executive agrees to certain confidentiality, non-compete, and non-solicitation provisions contained in his or her agreement.

At their point of hire, Ms. Burgess and Mr. Johnson executed severance agreements which provided for one year of base salary, a prorated bonus and benefits continuation. We considered the terms of these agreements as typical for executives in the positions of Ms. Burgess and Mr. Johnson. Furthermore, the terms of these agreements were negotiated to provide a sense of security for, and to help retain, Ms. Burgess and Mr. Johnson, who, at the time of their hire, were joining a very young company from larger, more established organizations where severance agreements were typical. Each of these respective agreements were modified on April 23, 2003 to include change of control provisions providing for three years of base salary, benefits continuation, and a prorated bonus if terminated within two years following a change of control of the Company. These modifications were negotiated at the beginning of the period when we were considering certain strategic options. Upon Mr. Smith's commencement of employment on September 29, 2003, he received severance benefits identical to those provided for Ms. Burgess and Mr. Johnson because he is a similarly situated senior executive officer.

On April 31, 2001, Mr. Hutchinson executed a severance agreement with us which provided him with six months of base salary upon termination of employment. On August 1, 2005, in connection with certain strategic alternatives that were being considered by us, Mr. Hutchinson's severance agreement was modified to provide for one year of base salary, benefits continuation and a prorated bonus upon certain eligible terminations of employment with the Company.

When Mr. Oglesby joined the Company in February 2000, his employment agreement provided that he would receive severance pay equal to one year of his base salary should he be terminated as an employee, except if he were terminated for cause. When Mr. Oglesby became President and Chief Executive Officer of our South

Region in August 2004, he entered into a new employment agreement which provided for the severance benefits, including severance pay equal to 200% of his base salary plus 200% of his target bonus upon certain eligible terminations of employment (or, in the event of such a termination following a change of control, 300% of his base salary plus 300% of his target bonus). These severance benefits were originally negotiated as a result of our desire to retain Mr. Oglesby at a time when he had received a competitive employment offer. As a result, the terms and provisions of Mr. Oglesby's employment agreement, including the terms of his severance arrangement, were necessary to retain his services. These benefits were extended to the employment agreement that he executed in September 2006 when he accepted the position of Chief Operating Officer of the Company. When Mr. Oglesby was promoted to President and CEO on May 4, 2007, he entered into a new employment agreement which provided for the severance benefits detailed in the "Potential Payments Upon Termination" section of this proxy statement beginning on page 36, including severance pay equal to 200% of his base salary, 200% of his target bonus and a prorated bonus upon certain eligible terminations of employment.

The Committee believes that these agreements serve to retain these executives by providing security for unplanned termination of employment, with the exception of a termination for cause. Furthermore, from time to time, we examine various strategic alternatives, and the provisions of these severance agreements are important to retain these key people whose continued employment might be at risk in certain changes of control. The severance arrangements for Messrs. Oglesby, Smith, Johnson and Hutchinson and Ms. Burgess were not considered when establishing the elements of compensation discussed above.

For a more detailed summary of the severance benefits payable to the named executive officers upon termination or a change of control, see the section of this proxy statement entitled, "Potential Payments Upon Termination" beginning on page 36.

Section 162(m)

Section 162(m) generally imposes a $1,000,000 per taxable year ceiling on tax-deductible remuneration paid (not including amounts deferred) to the CEO and any one of the other four most highly compensated executive officers of a publicly held corporation, unless the remuneration is treated as performance-based or is otherwise exempt from the provisions of Section 162(m). While we intend to maximize the tax-efficiency of our compensation programs generally, we retain flexibility in the manner in which we award compensation to act in the best interests of the Company and its stockholders, including awarding compensation that may not be deductible by reason of Section 162(m).

Conclusion

The Committee believes that its compensation policies which are detailed in this CD&A are effective tools to retain and motivate its named executive officers and to reward them based on their performance.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Company has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K of the Exchange Act and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by the Members of the Compensation Committee
Janet M. Clarke (Chair)
Dennis E. Clements
John M. Roth

EXECUTIVE COMPENSATION

The following table shows compensation for fiscal years 2007 and 2006 for the CEO, the former CEO, the CFO and the three most highly compensated executive officers of the Company, other than the CEO and the CFO (collectively, the "named executive officers"), who were employed by the Company at the end of 2007. For a more detailed discussion about the compensation arrangements for these executive officers, see "Compensation Discussion and Analysis" on page 20 of this proxy statement.

SUMMARY COMPENSATION TABLE

Name and Position	Year	Salary (1)	Bonus (2)	Stock Awards (3)	Option Awards (4)	Non-Equity Incentive Plan Compensation (5)	All Other Compensation	Total
Charles R. Oglesby	2007	$781,731	$ 0	$897,750	$ 96,889	$ 651,750	$ 153,911(6)	$2,582,031
President and Chief Executive Officer	2006	$650,000	$150,000	$302,233	$223,625	$ 604,961	$ 16,640(7)	$1,947,459
Kenneth B. Gilman	2007	$268,702(8)	$ 0	$ 67,025	$ 0	$ 0	$2,976,044(9)	$3,311,771
Former-Chief Executive Officer	2006	$776,250	$ 0	$ 47,875	$383,893	$1,428,300	$ 138,358(10)	$2,779,676
J. Gordon Smith	2007	$619,231	$ 0	$575,748	$ 26,264	$ 308,100	$ 20,620(11)	$1,549,963
Senior Vice President and Chief Financial Officer	2006	$548,462	$192,500	$244,783	$324,480	$ 531,300	$ 14,020(12)	$1,855,545
Lynne A. Burgess	2007	$355,769	$ 0	$192,412	$ 7,879	$ 115,340	$ 14,120(13)	$ 685,520
Vice President, General Counsel and Secretary	2006	$333,462	$ 67,000	$ 61,196	$ 33,957	$ 184,920	$ 14,020(12)	$ 694,555
Philip R. Johnson	2007	$345,385	$ 0	$158,206	$ 7,879	$ 110,600	$ 14,120(13)	$ 636,190
Vice President-Human Resources	2006	$333,462	$ 41,875	$ 61,196	$ 35,177	$ 184,920	$ 14,020(12)	$ 670,650
Brett A. Hutchinson	2007	$270,192	$ 0	$ 97,453	$ 2,626	$ 86,900	$ 15,745(14)	$ 472,916
Vice President and Controller	2006	$240,000	$ 24,375	$ 25,627	$ 11,726	$ 103,500	$ 14,020(12)	$ 419,248

(1) Base salary is the guaranteed element of a named executive officer's total compensation. Individuals whose job responsibilities have a greater potential to affect company performance have a smaller proportion of their total compensation tied to salary and a greater proportion tied to the incentive-based annual cash bonus.

(2) The figures in this column for fiscal year 2006 represent the portion of the Company's annual cash bonus plan that was awarded on the basis of the named executive officer's individual contribution to the Company's annual financial objectives for that year. For every named executive officer except Mr. Gilman, 25% of the target annual cash bonus was determined by the individual contribution component of the plan. Pursuant to the terms of his employment agreement, Mr. Gilman's annual cash bonus consisted entirely of the company performance component of the annual cash bonus plan, discussed in footnote 5 below. For a more detailed discussion of the individual contribution component of the annual cash bonus, please see "Compensation Discussion and Analysis—Annual Cash Bonus Plan" on page 22 of the Company's proxy statement filed with the Securities and Exchange Commission on March 30, 2007. See footnote 5 below for more detail about the bonus to Mr. Oglesby in 2006 referenced in this column.

In 2007, the Committee eliminated the individual contribution component of the annual cash bonus plan. As such, any awards of cash are reflected in the "Non-Equity Incentive Plan Compensation" column of this table, which element of compensation was based solely on the Company's net income before taxes during the fiscal year. For an additional discussion of the annual cash bonus plan, please see "Compensation Discussion and Analysis—Annual Cash Bonus Plan" on page 24 of this proxy statement.

(3) The figures in this column represent the dollar amount of compensation costs recognized for financial statement reporting purposes in accordance with FAS 123R for the fiscal years ended December 31, 2007 and 2006, in connection with the Performance Awards (as defined in footnote (2) of the "Grants of Plan-Based Awards Table" on page 32 of this proxy statement) granted on January 11, 2006, October 23, 2006 and February 22, 2007, as well as Restricted Stock granted on May 4, 2007 pursuant to the 2002 Equity Incentive Plan. For a more detailed discussion of the assumptions used to determine the valuation of the stock awards set forth in this column, please see a discussion of such valuation in the Note 23 of the Consolidated Financial Statements in the Company's Annual Report on Form 10-K, filed with the SEC on February 29, 2008, which is incorporated into this proxy statement by reference.

(4) The figures in this column represent the dollar amount of compensation costs recognized for financial statement reporting purposes in accordance with FAS 123R for the fiscal year ended December 31, 2007, for stock options granted prior to the 2005 fiscal year pursuant to the 2002 Equity Incentive Plan and 1999 Option Plan. For a more detailed discussion of the assumptions used to determine the valuation of the option awards set forth in this column, please see a discussion of such valuation in the Note 23 of the Consolidated Financial Statements in the Company's Annual Report on Form 10-K, filed with the SEC on February 29, 2008, which is incorporated into this proxy statement by reference.

(5) The figures in this column for 2007 represent the amount payable under the annual cash bonus plan that is awarded on the basis of the Company's performance, as measured by net income before taxes. The figures in this column for 2007 represent the entire cash bonus paid to the named executive officers. For a more detailed discussion of the annual cash bonus plan, please see "Compensation Discussion and Analysis—Annual Cash Bonus Plan" on page 24 of this proxy statement.

The figures in this column for 2006 represent the portion of the Company's annual cash bonus plan that is awarded on the basis of the Company's performance, as measured by net income before taxes for each of the named executive officers, except Mr. Oglesby. This element of the annual cash bonus plan determined 100% of Mr. Gilman's annual cash bonus and 75% of the target annual cash bonus of the other named executive officers. For a more detailed discussion of the individual contribution component of the annual cash bonus, please see "Compensation Discussion and Analysis—Annual Cash Bonus Plan" on page 22 of the proxy statement filed with the SEC on March 30, 2007.

Mr. Oglesby received a cash bonus of $604,961 for 2006, which represented .5% of the net operating income for the South Region, plus a target bonus of 35% of his base salary based upon achievement of regional budgeted net operating income, pursuant to the South Region's bonus plan. In addition, because of Mr. Oglesby's increased responsibilities during 2006, the Company awarded him a discretionary cash bonus of $150,000. Effective January 1, 2007, Mr. Oglesby joined the corporate office bonus plan, and as of May 4, 2007, the date on which he became President and CEO, his bonus is determined by the terms of his employment agreement.

(6) Represents (i) a reimbursement for legal fees in the amount of $21,625 incurred in the negotiation of Mr. Oglesby's employment agreement, (ii) a tax gross-up of income of $15,951 related to the reimbursement for the legal fees described in (i) above, (iii) dividends amounting to $13,000 on unvested shares of restricted stock, (iv) a Company 401(k) plan match of $4,500, (v) an automobile allowance of $23,888, (vi) $45,639 paid for the use of an apartment leased by the Company, (vi) housing and living expenses, including a gym membership, of $4,401, and (vii) commuting expenses of $24,907.

(7) Represents (i) a Company 401(k) plan match of $4,400, and (ii) the imputed income associated with the use of two demonstrator vehicles valued at $12,240.

(8) Represents the base salary compensation for Mr. Gilman from January 1, 2007, until his retirement on May 4, 2007.

(9) Represents (i) a reimbursement for medical and dental insurance claims of $38,585, (ii) a reimbursement for legal fees of $4,217 incurred in the negotiation of Mr. Gilman's employment agreement, (iii) a tax gross-up of income of $39,194 in connection with the reimbursements detailed in (i) and (ii) above, (iv) a Company 401(k) plan match of $4,500, (v) a payment of $2,882,650 in connection with separation benefits paid upon his retirement on May 4, 2007, (vi) dividends amounting to $667 on unvested shares of restricted stock, and (vii) an automobile allowance of $6,231.

(10) Represents (i) a reimbursement for medical and dental insurance claims of $34,077, (ii) a reimbursement of $8,063 representing 50% of the cost of the premium for a life insurance policy owned by Mr. Gilman, (iii) a reimbursement for legal fees in the amount of $13,385 incurred in the negotiation of Mr. Gilman's employment agreement, (iv) a tax gross-up of income of $58,600 in connection with the reimbursements detailed in (i), (ii) and (iii) above, (v) a relocation tax gross-up of income of $1,833 for storage of household goods from initial relocation to New York in 2001 in connection with Mr. Gilman's appointment as President and Chief Executive Officer of the Company, (vi) a Company 401(k) plan match of $4,400 and (vii) an automobile allowance of $18,000.

(11) Represents (i) a Company 401(k) plan match of $4,500, (ii) dividends amounting to $6,500 for unvested shares of restricted stock, and (iii) an automobile allowance of $9,620.

(12) Represents (i) a Company 401(k) plan match of $4,400, and (ii) an automobile allowance of $9,620.

(13) Represents (i) a Company 401(k) plan match of $4,500, and (ii) an automobile allowance of $9,620.

(14) Represents (i) a Company 401(k) plan match of $4,500, (ii) dividends amounting to $1,625, and (iii) an automobile allowance of $9,620.

GRANTS OF PLAN-BASED AWARDS TABLE

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3)	Grant Date Fair Value of Stock and Option Awards
		Threshold	Target	Maximum	Threshold	Target	Maximum		
Charles R. Oglesby	5/4/2007							20,000	$574,000
	2/22/2007	$165,000	$825,000	None					
	2/22/2007				12,000	30,000	54,000		$809,400
Kenneth B. Gilman									
J. Gordon Smith	5/4/2007							10,000	$287,000
	2/22/2007				8,000	20,000	36,000		$539,600
	2/21/2007	$ 78,000	$390,000	None					
Lynne A. Burgess	2/22/2007				6,000	15,000	27,000		$404,700
	2/21/2007	$ 29,200	$146,000	None					
Philip R. Johnson	2/22/2007				4,000	10,000	18,000		$269,800
	2/21/2007	$ 28,000	$140,000	None					
Brett A. Hutchinson	5/4/2007							2,500	$ 71,750
	2/22/2007				2,000	5,000	9,000		$134,900
	2/21/2007	$ 22,000	$110,000	None					

(1) This column represents targeted payouts under the Company's annual cash bonus plan for each named executive officer. Under the annual cash bonus plan, the percentage of base salary the named executive officer receives as a bonus depends upon the Company's net income before taxes ("NIBT"). While the Company establishes both threshold and target bonus levels, it does not set a maximum payout because, there is no limit on the Company's annual NIBT. For a more detailed discussion of this plan and the actual awards paid under this plan, please see "Compensation Discussion and Analysis—Annual Cash Bonus Plan" beginning on page 24 of this proxy statement.

(2) On February 22, 2007, the Compensation Committee approved a grant of performance units (the "Performance Awards") to certain key employees, including the named executive officers listed in the table above, except Mr. Gilman, as part of compensation for the fiscal year ended December 31, 2007. The Performance Awards were granted pursuant to the Company's 2002 Equity Incentive Plan, as amended. Each grant of Performance Awards is evidenced by an agreement entered into as of February 22, 2007 between the Company and the award recipient. For a more detailed description of the Company's performance unit program, see "Compensation Discussion and Analysis—Equity-Based Compensation" on page 26 of this proxy statement.

Each Performance Award provides an opportunity for the award recipient to receive a number of shares of the Company's common stock based on the Company's performance during a three-year period (the "Performance Cycle") as measured against objective performance goals related to the Company's income from continuing operations and the performance of each of the Company's four revenue sources: (i) new vehicle revenue growth as compared to peer companies, (ii) used vehicle revenue growth as compared to peer companies, (iii) finance and insurance revenue growth and (iv) fixed operations gross profit. A targeted number of shares to be granted to the award recipient assuming the performance goals are met at the target level is established for each Performance Award. The actual number of shares earned by an award recipient may range from 0 to 180% of the target number of shares, depending upon achievement of the performance goals during the Performance Cycle. Dividends on the performance units underlying the Performance Awards will be accrued and paid in cash when and if shares are issued at the end of the Performance Cycle. The dividend will accrue at each then-current rate and will not be preferential.

(3) On May 4, 2007, Messrs. Oglesby, Smith and Hutchinson were granted the number of shares in this column as set forth beside their name. These grants of shares of restricted stock feature three-year proportionate vesting beginning on May 4, 2008, the first anniversary of the date of the grants and include the right to receive quarterly dividend payments prior to vesting.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards(1)					Stock Awards(3)			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Grant Date(2)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That have Not Vested(5)
Charles R. Oglesby . .	50,000		11/8/2004	$13.79	11/8/2014	20,000	$301,000	90,000	$1,354,500
	50,000		6/7/2004	$14.33	6/7/2014				
	50,000		5/12/2003	$10.40	5/12/2013				
	60,606		3/13/2002	$16.50	3/13/2012				
Kenneth B. Gilman . .									
J. Gordon Smith	35,800		6/7/2004	$14.33	6/7/2014	10,000	$150,500	60,000	$ 903,000
	100,000		11/10/2003	$16.76	11/10/2013				
Lynne A. Burgess . . .	15,000		6/7/2004	$14.33	6/7/2014	0	$ 0	25,000	$ 376,250
	5,000		5/12/2003	$10.40	5/12/2013				
Philip R. Johnson . . .	15,000		6/7/2004	$14.33	6/7/2014	0	$ 0	20,000	$ 301,000
	7,500		5/12/2003	$10.40	5/12/2013				
	12,121		3/13/2002	$16.50	3/13/2012				
	15,517		6/5/2000	$12.89	6/5/2010				
Brett A. Hutchinson	5,000		6/7/2004	$14.33	6/7/2014	2,500	$ 37,625	10,000	$ 150,500
	2,500		5/12/2003	$10.40	5/12/2013				
	4,545		3/13/2002	$16.50	3/13/2012				
	3,879		7/11/2001	$12.89	7/11/2011				
	3,879		4/26/1999	$12.89	4/26/2009				

(1) All information in the "Option Awards" portion of the table relates to nonqualified stock options. The Company has not granted any stock options since the fiscal year ended December 31, 2004.

(2) Options become exercisable in three equal installments beginning on the first anniversary of the grant date. All of the options represented in this table are fully vested.

(3) All information in the "Stock Awards" portion of the table relates to Performance Awards assuming a payout at the target level of performance, and shares of restricted stock granted by the Company.

(4) Assumes a stock price of $15.05, the closing price of the Company's common stock on December 31, 2007, the last trading day of fiscal year 2007.

(5) Represents the aggregate payout value of performance units underlying the Performance Awards that have not yet vested calculated by multiplying (x) the target number of performance units by (y) $15.05, the closing price of the Company's common stock on December 31, 2007.

OPTION EXERCISES AND STOCK VESTED

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized Upon Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Charles R. Oglesby				
Kenneth B. Gilman	162,177	$1,666,369(1)	3,333(2)	$95,657(2)
J. Gordon Smith	14,200	$ 204,196(3)		
Lynne A. Burgess	15,000	$ 308,700(4)		
Philip R. Johnson				
Brett A. Hutchinson				

(1) Mr. Gilman was granted an option to acquire 162,177 shares of the Company's common stock on March 12, 2004. This figure represents the value of the option had it been exercised on March 14, 2007. Instead, on March 14, 2007, rather than delivering payment of the exercise price to the Company, Mr. Gilman opted to receive from the Company the number of whole shares (rounded down to the nearest whole share) of the Company's common stock having a Fair Market Value (as defined in, and as determined pursuant to, the Company's 2002 Equity Incentive Plan) equal to the amount determined by multiplying (a) the difference obtained by subtracting the exercise price per share of such option ($17.18) from the Fair Market Value of a share of common stock on the date of exercise of such option ($27.47) by (b) the number of shares of common stock with respect to which the option would be exercised, less (c) the amount of income taxes owed as a result of such exercise divided by the Fair Market Value of a share of common stock on the date of the exercise of such option, pursuant to the terms of the 2002 Equity Incentive Plan. As a result, Mr. Gilman exchanged this option for 32,503 shares of the Company's common stock.

(2) These figures represent two-thirds of a grant of 5,000 shares of restricted stock issued to Mr. Gilman, and the dollar value realized upon the vesting of such shares. Pursuant to the terms of his separation arrangements outlined in that certain letter agreement dated February 13, 2007, the Company permitted the acceleration of these shares of restricted stock, which would have otherwise been cancelled after the date of Mr. Gilman's retirement on May 4, 2007. Upon the acceleration of these shares to a vesting date of May 4, 2007, the Company issued to Mr. Gilman 1,595 fewer shares to pay for the taxes on such restricted stock. As a result, Mr. Gilman received a net of 1,738 shares of the Company's common stock. For an additional discussion of Mr. Gilman's separation arrangements, see footnote (1) to the table entitled "Severance Arrangements (No Change of Control)" on page 37.

(3) This dollar amount represents the difference between the market price of the Company's common stock on May 2, 2007, the date of exercise ($28.71), and the exercise price of the option ($14.33), multiplied by the number of shares exercisable (14,200).

(4) This dollar amount represents the difference between the market price of the Company's common stock on April 30, 2007, the date of exercise ($29.33), and the exercise price of the option ($8.75), multiplied by the number of shares exercisable (15,000).

NONQUALIFIED DEFERRED COMPENSATION[1]

Name	Executive Contributions in Last FY	Registrant Contributions in Last FY	Aggregate Earnings in Last FY (3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
Charles R. Oglesby	$ 0	$0	$10,738	$ 0	$320,105
Kenneth B. Gilman	$ 0	$0	$17,095	$281,568	$ 0
J. Gordon Smith	$ 0	$0	$ 0	$ 0	$ 0
Lynne A. Burgess	$ 0	$0	$ 0	$ 0	$ 0
Philip R. Johnson	$99,646(2)	$0	$15,387	$ 0	$354,604
Brett A. Hutchinson	$ 0	$0	$ 0	$ 0	$ 0

(1) Our Wealth Accumulation Plan allows qualifying individuals to defer base salary and bonus payments to either in-service or retirement distributions. The named executive officers may defer up to 100% of their base salary and/or bonus payments under this Plan. The deferred assets are held in a rabbi trust and are invested on behalf of the Company's participants in market investments managed by The Newport Group. In the event of termination of employment, all balances are paid out according to the terms of the Plan. We do not match deferrals by the named executive officers and we do not guarantee a minimum return. All gains and losses shown in the table above resulted from the investments selected by each participant. This Plan complies with regulations 409(a) of the Internal Revenue Code, as amended.

(2) This figure represents the amount of Mr. Johnson's contribution to our Wealth Accumulation Plan during 2007 and is included as part of his base salary in the Summary Compensation Table on page 30 of this proxy statement.

(3) The figures in this column were not reported as compensation to the respective named executive officers in the Summary Compensation Table.

POTENTIAL PAYMENTS UPON TERMINATION

As discussed in the CD&A, each of the named executive officers has either an employment contract or a severance agreement. The information below describes and quantifies certain compensation that would become payable under his or her agreement with the Company if the named executive officer's employment was terminated on December 31, 2007, and, if applicable, is based on the Company's closing stock price on that date.

On February 15, 2007, Mr. Gilman announced his plan to retire from his position as the Company's President and CEO and also from is position as a director on the Company's Board. Prior to his retirement, Mr. Gilman's employment agreement provided that if he were terminated prior to a change in control (other than by the Company for good cause or by Mr. Gilman without good reason or due to Mr. Gilman's death or total disability), he would receive severance pay from the Company equal to the present value of two years of his base salary, plus an amount equal to the total bonus, if any, actually earned by Mr. Gilman in the year preceding the year in which such termination occurred. If there was a change in control of the Company within three months after his termination date, the Company would pay Mr. Gilman 299% of the average annual base salary and bonus paid to Mr. Gilman over the previous five full calendar years less any severance already paid. In addition Mr. Gilman would have been entitled to receive continuation of his benefits for the period of time equal to the length of his severance. When Mr. Gilman's benefit continuation ended, he would have been entitled to continue to participate in the Company's medical insurance plan at his expense, which would have equaled the then-current COBRA rate billed to the Company for such medical insurance plan coverage. Mr. Gilman may have continued to participate in the Company's medical insurance plan until the earliest of (i) Mr. Gilman's becoming eligible for coverage under a similar plan of a subsequent employer; (ii) the Company's failure to obtain coverage for Mr. Gilman under such plan with the applicable insurer of such plan; (iii) such arrangement becoming prohibited by law or regulation; or (iv) Mr. Gilman's failure to comply with the Company's payment requirements for continued participation in such plan.

Upon Mr. Gilman's retirement on May 4, 2007, he received the following separation benefits: (i) a lump sum cash payment of approximately $2.9 million and (ii) the continued participation in the Company's medical insurance plan, at his expense, at a cost equal to the then-current COBRA rate billed to the Company for such medical insurance plan coverage. In addition, pursuant to that certain letter agreement dated February 13, 2007, the Board approved an acceleration of 3,333 shares of unvested restricted stock of the Company, which was valued at approximately $95,657 assuming a stock price of $28.70, the closing price of the Company's common stock on May 4, 2007. In total, Mr. Gilman received approximately $3.0 million in separation benefits upon his retirement.

In the event of Mr. Oglesby's retirement, or termination by the Company for any reason other than death, disability or cause, or by Mr. Oglesby with good reason prior to a change of control, he will receive severance or retirement pay from the Company equal to 200% of his base salary paid over a period of twelve months, plus an amount equal to 200% the target bonus in effect as of the date of termination paid over the period of the next twelve months. In addition, Mr. Oglesby will receive an amount equal to the target bonus prorated for the percentage of the year that lapsed through the retirement or termination date in equal payments over the two-year payment period. Mr. Oglesby will also receive the continuation of his benefits for such two-year period. In the event termination by the Company occurs within two years following a change of control, or if Mr. Oglesby chooses to terminate his employment within 30 days following the first anniversary of a change of control, the Company will provide the payments and benefits described in the foregoing sentences, except that the amounts will be paid in a lump sum. Also, in the event of retirement or a change of control, Mr. Oglesby's deferred compensation and all of his equity compensation will automatically vest and all of his stock options will remain exercisable for two years after his termination date, unless subject to earlier expiration under the terms of the applicable plan or award agreement governing such stock options.

Mr. Smith, Ms. Burgess and Mr. Johnson entered into severance agreements with the Company providing for one year of base salary, benefits continuation and a pro-rated bonus, if terminated without cause prior to a change in control. If the employment of any one of them is terminated without cause within two years following a change in control, as provided in their respective agreements, he or she is entitled to three years of base salary, a pro-rated bonus and benefits continuation. If any of their offices is relocated by more than 50 miles, their base salaries are reduced or duties or title are diminished, he or she may trigger the termination provisions of his or her agreement. Messrs. Smith and Johnson and Ms. Burgess are not entitled to severance in the event of termination due to death, disability, retirement, voluntary resignation or cause.

Mr. Hutchinson entered into a severance agreement with the Company providing for one year of base salary, benefits continuation and a pro-rated bonus, if terminated without cause. If his office is relocated by more than 50 miles, his base salary is reduced or duties or title is diminished, he may trigger the termination provisions of his agreement. Mr. Hutchinson is not entitled to severance in the event of termination due to death, disability, retirement, voluntary resignation or cause.

In addition to the severance benefits provided in the agreements of the named executive officers, upon a change of control the Company's equity incentive plans provide for accelerated vesting of any unvested options and unvested shares of restricted stock, and an accelerated calculation and payout of the performance units that may be outstanding.

The following table details the severance obligations for each named executive officer if they were terminated on December 31, 2007. This table assumes that there has been no change in control.

Severance Arrangements
(No Change of Control)

Named Executive Officer(1)	Title	Severance Payout	Pro-Rated Bonus	Benefits Continuation
Charles R. Oglesby	President and CEO	$3,300,000	$825,000	$38,205
J. Gordon Smith	SVP & CFO	$ 650,000	$390,000	$20,620
Lynne A. Burgess	VP, General Counsel & Secretary	$ 365,000	$146,000	$10,587
Philip R. Johnson	VP Human Resources	$ 350,000	$140,000	$10,539
Brett A. Hutchinson	VP Controller	$ 275,000	$110,000	$10,206

(1) On February 15, 2007, Mr. Gilman announced his retirement from his position as President and Chief Executive Officer of the Company and his retirement from the Company's Board of Directors, both effective immediately following the Company's 2007 Annual Meeting of Stockholders on May 4, 2007. Subject to certain conditions and pursuant to the terms of his employment agreement, Mr. Gilman was eligible for separation benefits, including (i) a lump sum cash payment of approximately $2.9 million and (ii) the continued participation in the Company's medical insurance plan, at his expense at a cost equal to the then-current COBRA rate billed to the Company for such medical insurance plan coverage. In addition, the Board approved an acceleration of 3,333 shares of unvested restricted stock of the Company, which was valued at approximately $95,657 assuming a stock price of $28.70, the closing price of the Company's common stock on May 4, 2007, 2007. In total, Mr. Gilman received approximately $3.0 million in separation benefits upon his retirement.

The following table details the change in control severance obligation of the named executive officers assuming a change in control and a termination of employment on December 31, 2007, and assuming a stock price of $15.05, the closing price of the Company's common stock on that date. It should be noted that agreements for Messrs. Smith, Johnson and Hutchinson, and Ms. Burgess, are only triggered if a termination, as defined in their agreements, occurs within two years following a change in control.

Severance Arrangements
(Assuming Change of Control)

Named Executive Officer	Title	Severance Payout	Pro-Rated Bonus	Benefits Continuation	Option Acceleration(1)	Performance Unit/Restricted Stock Acceleration(2)
Charles R. Oglesby	President and CEO	$3,300,000	$825,000	$38,205	$0	$1,730,750
J. Gordon Smith	SVP & CFO	$1,950,000	$390,000	$61,860	$0	$1,128,750
Lynne A. Burgess	VP, General Counsel & Secretary	$1,095,000	$146,000	$31,761	$0	$ 395,063
Philip R. Johnson	VP Human Resources	$1,050,000	$140,000	$31,617	$0	$ 319,813
Brett A. Hutchinson	VP Controller	$ 275,000	$110,000	$10,206	$0	$ 195,650

(1) Since all of the options granted to the named executive officers have vested, none of these options would accelerate upon a change of control. For more information concerning the options granted to the named executive officers, see the "Outstanding Equity Awards at Fiscal Year-End" table on page 33 of this proxy statement.

(2) The amounts in this column represent the value of the Company's common stock after conversion of Performance Awards that each respective named executive officer would receive upon a change of control of the Company and a subsequent termination of his or her employment, pursuant to the terms of the Performance Award grant agreement for each Performance Award.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The equity outstanding under the Company's equity compensation plans, the weighted average exercise price of outstanding equity, and the number of securities remaining available for issuance, as of December 31, 2007, were as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Equity, Warrant and Rights (a)	Weighted Average Exercise Price of Outstanding Equity, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	1,705,016	$17.75	1,738,927
Equity compensation plans not approved by security holders(2)	44,081	$12.89	—
Total	1,749,097	$17.62	1,738,927

(1) Includes stock options, performance units and restricted shares. The number of performance units reported in this table assumes that the Company attains the target performance goals associated with each respective issuance of Performance Awards. See "Compensation Discussion and Analysis—Equity-Based Compensation" for a discussion of the issuance of these Performance Awards and the attainment of targets performance goals under the Performance Awards.

(2) The options reported in this row reflect issuances under the Company's 1999 Option Plan (as defined below). There were 87,893 forfeitures of options and 930,585 options exercised as of December 31, 2007 under this Plan. Options that have been forfeited are not available for reissuance under the Company's 1999 Option Plan and the Company does not intend to issue additional options under such Plan.

The Company's 2002 Stock Option Plan was originally adopted by the Board on March 9, 2002. On February 25, 2003, the Board approved an amendment to the 2002 Stock Option Plan increasing the number of shares available for issuance under the 2002 Stock Option Plan from 1,500,000 to 4,750,000. The Company's 2002 Stock Option Plan, as amended, was approved by the Company's stockholders at the Company's annual stockholders meeting on May 8, 2003, and renamed the Asbury Automotive Group, Inc. 2002 Equity Incentive Plan (referred to in this proxy statement as the "2002 Equity Incentive Plan").

In January 1999, the Company adopted an option plan under which it issued non-qualified options granting the right to purchase limited liability company interests in the Company prior to its incorporation (the "1999 Option Plan"). Under the Company's 1999 Option Plan, which was amended and restated effective December 1, 2001, the Company granted options to certain of its directors, officers, employees and consultants for terms and at exercise prices and vesting schedules set by the Compensation Committee. Prior to the Company's initial public offering, options were issued under the Company's 1999 Option Plan for the purchase of 3.51% of the limited liability company interests which were converted upon the Company's initial public offering into options to purchase 1,072,738 shares of the Company's common stock in accordance with the 1999 Option Plan. As of December 31, 2007, there were 44,081 unexercised options under the Company's 1999 Option Plan, which represented less than 1% of the Company's outstanding common stock. The Company does not intend to issue options under the Company's 1999 Option Plan in the future, and the Company has not issued any options under the 2002 Equity Incentive Plan since the fiscal year ended December 31, 2004.

RELATED PERSON TRANSACTIONS

The Company has adopted a written Spending Approval Authority policy which establishes approval and spending authority levels and procedures with respect to certain related person transactions. This policy requires that such related person transactions be reviewed by our Chief Executive Officer, Chief Financial Officer and General Counsel, and submitted to the Board for approval. In addition, the Company's written policies also require the approval of regional management and senior management, depending upon the size and nature of the transaction. In reviewing and approving related person transactions under these policies and procedures, management and the Board consider, among other things, the nature of the related person's interest in the transaction; whether the related person has a direct or indirect material interest; the material terms of the transaction, including the amount and type of transaction; the significance of the transaction to the Company and to the related person; and whether or not the transaction is arms-length.

Related Person Transactions with Jeffrey I. Wooley

Mr. Wooley is employed as the Chairman of the Company's subsidiary, Asbury Automotive Tampa, L.P. ("Asbury Tampa") and serves as a member of the Board. The Company leases two properties used by the Company's Florida Region for dealership lots and offices from Jeffrey I. Wooley for a monthly rental fee of $214,503.

Pursuant to an amended employment agreement effective as of March 31, 2005 with Asbury Tampa (the "Wooley Agreement"), Mr. Wooley receives an annual salary of $100,000, is entitled to the use of an office located at one of Asbury Tampa's dealership locations and is reimbursed an additional $3,333 per month for administrative support. Mr. Wooley participates in all life insurance, medical insurance, disability insurance and other benefits that may be provided to the employees of Asbury Tampa, subject to the terms and eligibility requirements of the plan documents of each respective insurance or other benefit plan.

In addition to his salary, Mr. Wooley receives the use of four demonstrator vehicles, the use of which amounted to $30,939 of imputed income to him during 2007. For 2007, the Company paid an insurance premium of $1,854 for those demonstrator vehicles, which is included in the income imputed to him noted above.

If Mr. Wooley's employment is terminated without cause or by Mr. Wooley for good reason prior to the fifth anniversary of the date of his employment agreement, Mr. Wooley shall continue to receive certain benefits and perquisites pursuant to the agreement through the fifth anniversary of the date of the agreement, which include, among other things:

i. life insurance, medical insurance, disability insurance and other benefits comparable to those provided to Asbury Tampa's other senior executive officers and permitted under applicable law;

ii. paid vacation time;

iii. reimbursement for annual dues for membership in two country clubs selected by Mr. Wooley, which dues are not to exceed $20,000; and

iv. the use by Mr. Wooley and his family of four demonstrator vehicles selected from the inventory of the Asbury Tampa's dealerships.

After the fifth anniversary of his employment agreement, Mr. Wooley may continue to participate in Asbury Tampa's medical insurance plan at his own expense, subject to certain circumstances which may prevent such participation. Mr. Wooley is subject to a non-compete and non-solicit while an employee of, and for a certain period of time upon the termination of his employment with, Asbury Tampa.

Mr. Wooley receives no compensation from the Company for his services rendered as a director on the Board.

Mr. Wooley's son, Jeffrey I. Wooley, Jr., is a Project Manager for J. O. Delotto & Sons, Inc. ("Delotto"), a construction firm engaged in remodeling work for two of the Company's dealerships in Florida. During fiscal year 2007, the Company paid $336,712 to J.O. Delotto & Sons, Inc. for such work.

Other

From time to time, the Company's directors and named executive officers purchase or lease vehicles at the Company's dealerships that are valued over $120,000.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee has reviewed and discussed the Company's audited consolidated financial statements for the year ended December 31, 2007 with the Company's management and Deloitte & Touche LLP, the Company's independent auditors for the year ended December 31, 2007. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Audit Committee has also discussed with Deloitte & Touche LLP the matters required to be discussed by *Statement on Auditing Standards No. 61, (Audit Committee Communications)*, as amended, relating to the auditors' judgment about the quality of the Company's accounting principles, as applied in its financial reporting.

The Audit Committee has received the written disclosures and the letter from Deloitte & Touche LLP required by *Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees)* that relates to the accountants' independence from the Company, and has discussed with Deloitte & Touche LLP their independence from the Company and its management.

Based on the reviews and discussions outlined above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the SEC.

Submitted by the Members of the Audit Committee:
Philip F. Maritz (Chair)
Janet M. Clarke
Thomas C. DeLoach, Jr.
Eugene S. Katz

INDEPENDENT AUDITORS' FEES

The following table summarizes the aggregate fees billed to the Company by the independent auditors:

	2007	2006
Audit Fees		
Recurring Audit and Quarterly Reports	$1,835,500	$2,100,000
Registration Statements and Related Services	$ 284,500	$ 166,000
Expenses	$ 156,000	$ 152,000
Audit-Related Fees	$ 0	$ 35,000
All Other Fees	$ 0	$ 32,500
Total	$2,276,000	$2,485,500

Audit Fees

Audit fees are composed of fees for professional services rendered by Deloitte & Touche LLP for the audits of the Company's annual financial statements for the fiscal years ended December 31, 2007 and 2006, and for the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for the fiscal years ended 2007 and 2006.

The audit fees also included fees associated with the audit of the effectiveness of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. Included in the 2007 audit fees are $311,600 of fees associated with comfort letters and various filings with the SEC, and also include $787,000 that had not been billed to the Company as of December 31, 2007. Included in the 2006 audit fees are $166,000 of fees associated with comfort letters and various filings with the SEC, and also include $452,000 that had not been billed to the Company as of December 31, 2006.

Audit-Related Fees

The aggregate fees of Deloitte & Touche LLP for professional services rendered for assurance and related services in connection with the audits of the Company's annual financial statements for the fiscal year ended 2006 was $35,000. The audit-related fees in 2006 were related to the audit of one of the Company's benefit plans.

Tax Fees

There were no tax fees billed by Deloitte & Touche LLP during 2007 and 2006.

All Other Fees

The aggregate fees of Deloitte & Touche LLP for professional services rendered for benefits consultation for 2006 was $32,500.

The Audit Committee of the Board has determined that the provision of other audit-related services is compatible with maintaining the principal accountant's independence.

Audit Committee's Pre-Approval Policies and Procedures

The Audit Committee has policies and procedures that require the pre-approval by the Audit Committee of all fees paid to, and all services performed by, the Company's independent auditor. Each year, the Audit Committee approves the proposed services, including the nature, type and scope of services to be performed by the independent auditor during the fiscal year and the related fees. Audit Committee pre-approval is also required for those engagements that may arise during the course of the year that are outside the scope of the initial services and fees pre-approved by the Audit Committee.

Pursuant to the requirements of the Sarbanes-Oxley Act, the fees and services provided as noted in the table above were authorized and approved by the Audit Committee in compliance with the pre-approval policies and procedures described herein.

PROPOSAL NO. 2
APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has appointed Deloitte & Touche LLP as the Company's principal independent auditors for the year ending December 31, 2008, subject to ratification by the stockholders. Representatives from Deloitte & Touche LLP will be present at the annual meeting and have the opportunity to make a statement if they desire to and to answer appropriate questions.

THE BOARD AND MANAGEMENT RECOMMEND YOU VOTE FOR THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2008.

STOCKHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING

This proxy statement relates to the Company's Annual Meeting of Stockholders for the calendar year 2008, which will take place on May 7, 2008. The Company currently expects that its 2009 Annual Meeting of Stockholders will be held in May 2009. In order to be eligible for inclusion in the Company's proxy materials for the 2009 Annual Meeting, any stockholder proposal must be submitted in writing to the Company's Corporate Secretary and received at the Company's executive offices at 622 Third Avenue, 37th Floor, New York, New York 10017 by the close of business on November 20, 2008 or such later date as the Company may determine and announce in connection with the actual scheduling of the 2009 Annual Meeting. To be considered for presentation at the 2009 Annual Meeting, although not included in the Company's proxy statement, any stockholder proposal must be received at the Company's executive offices at the foregoing address not earlier than November 20, 2008 but on or before the close of business on December 20, 2008 or such later date as the Company may determine and announce in connection with the actual scheduling of the 2009 Annual Meeting. The procedure for nominating directors is described above under "Governance of the Company—Nomination of Directors."

All stockholder proposals for inclusion in the Company's proxy materials will be subject to the requirements of the proxy rules adopted under the Exchange Act and, as with any stockholder proposal (regardless of whether it is included in the Company's proxy materials), the Company's Restated Certificate of Incorporation, the Company's bylaws and Delaware law.

OTHER MATTERS

Management knows of no other matters to be brought before the 2008 Annual Meeting of Stockholders, but if other matters come before the meeting, the proxy holders intend to take such action as in their judgment is in the best interest of the Company and its stockholders.

The Company will bear the expenses of preparing, printing and mailing the proxy materials to the stockholders. In addition, the Company will retain The Altman Group to aid in the broker search and the solicitation of proxies, for a fee of approximately $5,000, plus reasonable out-of-pocket expenses and disbursements. Officers and employees of the Company may request the return of proxies without additional compensation.

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS

Under the rules of the SEC, the Company is permitted to use a method of delivery, often referred to as "householding." Householding permits the Company to mail a single set of proxy materials to any household in which two or more different stockholders reside and are members of the same household or in which one stockholder has multiple accounts. The Company did not household materials for the annual meeting. If the Company households materials for future meetings, then only one copy of the Company's annual report and proxy statement will be sent to multiple stockholders of the Company who share the same address and last name, unless the Company has received contrary instructions from one or more of those stockholders. In addition, the Company has been notified that certain intermediaries (i.e., brokers, banks or other nominees) will household proxy materials for the annual meeting. For voting purposes, a separate proxy card will be included for each account at the shared address. The Company will deliver promptly, upon oral or written request, a separate copy of the annual report and proxy statement to any stockholder at the same address. If you wish to receive a separate copy of the annual report and proxy statement, you may contact the Company's Investor Relations Department (a) by mail at 622 Third Avenue, 37th Floor, New York, NY 10017, (b) by telephone at 212-885-2500, or (c) by e-mail at *investor@asburyauto.com*. You may also contact your broker, bank or other nominee to make a similar request. Stockholders sharing an address who now receive multiple copies of the Company's annual report and proxy statement may request delivery of a single copy by contacting the Company as indicated above, or by contacting their broker, bank or other nominee, provided the broker, bank or other nominee has elected to household proxy materials.

ADDITIONAL INFORMATION

The Company files annual, quarterly and special reports, proxy materials and other information with the SEC. You may read and copy any document that the Company files at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect the Company's filings at the regional offices of the SEC or over the Internet at the SEC's web site at *www.sec.gov*. Additional information can also be found on the Company's web site at *www.asburyauto.com*. Information contained on any web site referenced in this proxy statement is not incorporated by reference in this proxy statement.

If you would like to receive a copy of any exhibits listed in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, please call or submit a request in writing to Investor Relations, Asbury Automotive Group, Inc., 622 Third Avenue, 37th Floor, New York, New York 10017, and the exhibits will be provided to you upon the payment of a nominal fee (which fee will be limited to the expenses the Company incurs in providing you with the requested exhibits).

ASBURY
AUTOMOTIVE GROUP

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on May 7, 2008.

Vote by Internet
- Log on to the Internet and go to **www.investorvote.com**
- Follow the steps outlined on the secured website.

Vote by telephone
- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommends a vote FOR the nominees listed and FOR Proposal 2.

1. Election of Directors:

	For	Withhold		For	Withhold
01 - Juanita T. James	☐	☐	02 - Vernon E. Jordan, Jr.	☐	☐
03 - Eugene S. Katz	☐	☐	04 - Charles R. Oglesby	☐	☐

+

	For	Against	Abstain
2. Ratification of appointment of Deloitte & Touche LLP as Asbury's independent public accountants for the year ending December 31, 2008.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Note: Please sign card exactly as your name appears on this proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

1 U P X   A B G 1   +

01CD40033   00UZZD   016498_COMPANY_BLANKS_1_319133327/000014/000014/i

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET <u>OR</u> TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

ASBURY
AUTOMOTIVE GROUP

Proxy — ASBURY AUTOMOTIVE GROUP, INC.

622 Third Avenue, 37th Floor
New York, NY 10017

ANNUAL MEETING OF STOCKHOLDERS, MAY 7, 2008, 9:00 A.M.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS.

The undersigned hereby appoints Lynne A. Burgess and Philip R. Johnson, and each or either of them, with full power of substitution, to act as proxies for the undersigned, and to vote all shares of common stock of Asbury Automotive Group, Inc. ("Asbury"), as marked on the reverse side, which the undersigned is entitled to vote only at the Annual Meeting of Stockholders (the "Annual Meeting"), to be held on Wednesday, May 7, 2008, at 9:00 a.m., local time, at The Grand Hyatt New York, Park Avenue at Grand Central Station, New York, New York, and at any and all adjournments thereof.

This proxy is revocable and will be voted as directed, but if no instructions are specified, this proxy will be voted FOR the proposals listed. If any other business is presented at the Annual Meeting, including whether or not to adjoum the meeting, this proxy will be voted by those named in this proxy in their best judgment. As of March 20, 2008, the Board of Directors knows of no other business to be presented at the Annual Meeting.

The undersigned hereby acknowledges receipt from Asbury prior to execution of this proxy of a Notice of Annual Meeting of Stockholders and Proxy Statement dated March 20, 2008 and the 2007 Annual Report to Stockholders.

PLEASE MARK THIS PROXY AND SIGN AND DATE IT ON THE REVERSE SIDE AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE

(Continued and to be voted on the reverse side.)

CORPORATE INFORMATION

BOARD OF DIRECTORS

Michael J. Durham
Non-executive Chairman,
Asbury Automotive Group, Inc.
Consultant, Cognizant Associates, Inc.

Janet M. Clarke
President, Clarke Littlefield LLC

Dennis Clements
Founder and President,
Discretionary Effort LLC

Thomas C. DeLoach, Jr.
Principal and Managing Partner
PIT Instruction & Training, LLC
Principal and Managing Partner
Red Horse Racing LLC

Juanita T. James
Chief Communications Officer,
Pitney Bowes Inc.

Vernon E. Jordan, Jr.
Managing Director Lazard Frères & Co.

Eugene S. Katz
Retired Partner
PricewaterhouseCoopers LLP

Philip F. Maritz
President, Maritz Properties

Charles R. Oglesby
President and Chief Executive Officer,
Asbury Automotive Group, Inc.

John M. Roth
General Partner, Freeman Spogli & Co., Inc.

Jeffrey I. Wooley
Non-executive Chairman,
Asbury Automotive Tampa LLC

OFFICERS

Charles R. Oglesby*
President and Chief Executive Officer

J. Gordon Smith*
Senior Vice President and
Chief Financial Officer

Lynne A. Burgess*
Vice President, General Counsel and Secretary

Philip R. Johnson*
Vice President of Human Resources

Ronald J. Avallone
Vice President of Internal Audit and
SOX Compliance

Brett Hutchinson
Vice President and Controller

Kenneth E. Jackson
Vice President of Regional Human Resources

Hunter C. Johnson
Vice President and Treasurer

George C. Karolis
Vice President of Corporate Development and
Real Estate

Allen T. Levenson
Vice President of Sales and Marketing

Matthew J. Mees
Vice President of Manufacturer Relations

Charles A. Robinson, V
Vice President of Finance and Insurance

John M. Rooks
Vice President of Risk Management

John C. Stamm
Vice President of Operations

Keith R. Style
Vice President of Finance and
Investor Relations

* *Denotes Executive Officer*

SHAREHOLDER INFORMATION

CORPORATE OFFICE

Asbury Automotive Group, Inc.
622 Third Ave., 37th Floor
New York, NY 10017
Main Number 212-885-2500
www.asburyauto.com

INVESTOR RELATIONS

Keith R. Style
Vice President of Finance and
Investor Relations
Asbury Automotive Group, Inc.
622 Third Ave., 37th Floor
New York, NY 10017
212-885-2528
investor@asburyauto.com

STOCK EXCHANGE LISTING

Asbury Automotive Group common shares are listed on the New York Stock Exchange and trade under the ticker symbol ABG

ANNUAL MEETING

The Company's 2007 Annual Meeting of Stockholders will be held on May 7, 2008 at 9 A.M. at The Grand Hyatt New York, Park Avenue at Grand Central Station, New York, NY

TRANSFER AGENT

Computershare Trust Company, N.A.
PO Box 43102
Providence, RI 02940-3102
877-282-1168

INDEPENDENT AUDITORS

Deloitte & Touche LLP
2 World Financial Center
New York, NY 10281
212-436-2000

FORM 10-K

The Company's Form 10-K is on file with the Securities and Exchange Commission. A hard copy may be obtained by contacting the Company's investor relations department, or an electronic version is available on the Company's web site.

Reconciliation of Adjusted Earnings per Diluted Common Share from Continuing Operations

	For the years ended December 31				
	2007	2006	2005	2004	2003
Income from Continuing Operations, as reported	$1.69	$[illegible]	$[illegible]	$[illegible]	$[illegible]
Adjusting Items, net of tax:					
Loss on Extinguishment of Long-term Debt	0.35	[illegible]			
Net Reorganization Expense	0.05		[illegible]		
Legal Settlement Expense	0.05				
Secondary Stock Offering Expense	0.07	[illegible]			
Accelerated [illegible] Expense		[illegible]			[illegible]
[illegible]		[illegible]			
Gain on Sale of Franchise		[illegible]			
Share-based Compensation*			[illegible]	[illegible]	[illegible]
Adjusted Income from Continuing Operations	$2.09	$[illegible]	[illegible]	$[illegible]	$[illegible]

* *We began recording share-based compensation in 2006 in accordance with SFAS No. 123R; the above illustrates the effect on income from continuing operations per diluted share had share-based awards been expensed for the years ended December 31, 2005, 2004 and 2003.*

This report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements include statements relating to goals, plans, objectives, future beliefs, acquisition performance, geographic market performance and guidance regarding the Company's financial position, results of operations, market position, potential acquisitions and business strategy. These statements are based on management's current expectations and involve significant risks and uncertainties that may cause results to differ materially from those set forth in the statements. These risks and uncertainties include, among other things, the risks and uncertainties set forth in the Company's 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission. There can be no guarantees that the Company's plans for future operations will be successfully implemented or that they will prove to be commercially successful. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Designed and Produced by [illegible]

ASBURY

AUTOMOTIVE GROUP



Corporate Headquarters
622 Third Avenue
37th Floor
New York, NY 10017
212-885-2500
www.asbury[illegible]m

END